

ROTECH HEALTHCARE INC.

We Care About Patient Care

2006 ANNUAL REPORT

ROTECH
HEALTHCARE INC.
We Care About Patient Care

Rotech Healthcare Inc. | 2600 Technology Drive
Suite 300 | Orlando, Florida 32804
Telephone: (407) 822-4600
www.rotech.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
2007
185
SECTION

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2006

Commission File Number 000-50940

ROTECH HEALTHCARE INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**030408870**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
2600 Technology Drive, Suite 300, Orlando, Florida	**32804**
(Address of Principal Executive Offices)	(Zip Code)

(407) 822-4600
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $0.0001 par value per share	**The Nasdaq Stock Market LLC (Nasdaq Global Market)**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

As of June 30, 2006, the aggregate market value of the common equity held by non-affiliates of the registrant was $65,189,240 based on the closing sale price of $3.76 on such date as reported on the NASDAQ Global Market.

As of March 5, 2007, the registrant had 25,481,270 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: The information called for by Part III, to the extent not provided therein or elsewhere in this report, is incorporated by reference to the Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders of the registrant which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2006.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain statements that constitute forward-looking statements. These forward-looking statements include all statements regarding the intent, belief or current expectations regarding the matters discussed in this report (including statements as to "beliefs," "expectations," "anticipations," "intentions" or similar words) and all statements which are not statements of historical fact. These forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated in this report. The following are some but not all of such risks, uncertainties, contingencies, assumptions and other factors, many of which are beyond our control, that could cause results, performance or achievements to differ materially from those anticipated: general economic, financial and business conditions; changes in reimbursement policies, the timing of reimbursements, and other legislative initiatives aimed at reducing health care costs associated with Medicare and Medicaid, including, without limitation, the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 and the uncertainties relating to inhalation drug reimbursement; issues relating to reimbursement by government and third party payors for our products and services generally; the costs associated with government regulation of the health care industry; health care reform and the effect of changes in federal and state health care regulations generally; whether we will be able to successfully complete the process of switching patients to commercially available drug products; the impact of switching patients to commercially available drug products on our revenue and profit; whether we will be subject to enforcement action or other negative actions in connection with the FDA's warning letter; whether we will be subject to additional regulatory restrictions or penalties; compliance with confidentiality requirements with respect to patient information; the effects of competition and industry consolidation; our ability to meet our working capital, capital expenditures and other liquidity needs; our access to funds under our senior secured credit facility; our ability to make the upcoming interest payments on our senior subordinated notes; our ability to maintain compliance with the covenants contained in our credit agreement; compliance with various settlement agreements and corporate compliance programs established by us; risks related to acquired businesses; the costs and effects of legal proceedings; the risks and uncertainties discussed under the heading "Risk Factors" in Part I, Item 1A of this report and under the heading "Certain Significant Risks and Uncertainties" in Note 16 of the Consolidated Financial Statements included herein and other factors described in our filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this report, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." We do not undertake any obligation to release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

Rotech Healthcare Inc. was established upon the transfer to us of substantially all of the assets of our predecessor, Rotech Medical Corporation, when it emerged from bankruptcy on March 26, 2002. As used herein, unless otherwise specified or the context otherwise requires, references to the "we", "our" and "us" refer to the business and operations of Rotech Healthcare Inc. and its subsidiaries.

ITEM 1. BUSINESS

We are one of the largest providers of home medical equipment and related products and services in the United States, with a comprehensive offering of respiratory therapy and durable home medical equipment and related services. We provide equipment and services in 48 states through approximately 500 operating centers located primarily in non-urban markets. We provide our equipment and services principally to older patients with breathing disorders, such as chronic obstructive pulmonary diseases, or COPD (which include chronic bronchitis and emphysema), obstructive sleep apnea and other cardiopulmonary disorders.

Our revenues are principally derived from respiratory equipment rental and related services, which accounted for 87.8% and 88.5% of net revenues for the years ended December 31, 2005 and 2006, respectively. Revenues from respiratory equipment rental and related services include rental of oxygen concentrators, liquid oxygen systems, portable oxygen systems, ventilator therapy systems, nebulizer equipment and sleep disorder breathing therapy systems, and the sale of nebulizer medications. We also generate revenues through the rental and sale of durable medical equipment, which accounted for 11.2% and 11.5% of net revenues for the years ended December 31, 2005 and 2006, respectively. Revenues from rental and sale of durable medical equipment include hospital beds, wheelchairs, walkers, patient aids and ancillary supplies. We derive our revenues principally from reimbursement by third-party payors, including Medicare, Medicaid, the Veterans Administration (VA) and private insurers.

For the year ended December 31, 2006, we generated net revenues of $498.8 million and incurred a net loss of $534.1 million (including the impact of a $529.0 million non-cash goodwill impairment charge). For the same period, net cash provided by operating activities was $15.5 million, net cash used in investing activities was $61.7 million and net cash provided by financing activities was $42.2 million.

Our Service Lines

Respiratory Therapy

We provide a range of respiratory therapy equipment, including oxygen concentrators, liquid oxygen systems, portable oxygen systems, ventilator therapy systems, nebulizer equipment, and sleep disorder breathing therapy systems, for rental or sale. Patients in need of respiratory equipment and services suffer from breathing disorders, such as COPD, obstructive sleep apnea and other cardiopulmonary disorders. Individuals diagnosed with COPD or similar diseases are often elderly, and generally will require treatment for the rest of their lives. The majority of our respiratory therapy equipment is rented and reimbursed on a monthly basis. We also generate revenue from the sale of inhalation medications, including albuterol and ipratropium. We provide driver technicians who deliver and/or install the respiratory care equipment, instruct the patient in its use, refill the high pressure and liquid oxygen systems as necessary and provide continuing maintenance of the equipment. Respiratory therapy is monitored by licensed respiratory therapists and other clinical staff as prescribed by physicians. We currently employ approximately 513 full time respiratory therapists. Respiratory therapy equipment rental and related services represented 88.5% of our net revenues for the year ended December 31, 2006.

Our home respiratory care equipment includes three types of oxygen systems:

- stationary concentrators, which extract oxygen from room air and generally provide the least expensive supply of oxygen for patients who require a continuous supply of oxygen, are not ambulatory and who do not require excessive flow rates;

- liquid oxygen systems, which store oxygen under pressure in a liquid form and act as both stationary and portable systems; and
- high pressure oxygen cylinders, which are typically portable systems that permit greatly enhanced patient mobility.

Other home respiratory care equipment includes non-invasive positive pressure ventilators ("NPPV"), nebulizer devices, bi-level positive airway pressure and continuous positive airway pressure ("CPAP") devices. NPPVs provide mechanical breathing assistance to individuals who suffer from certain other respiratory conditions. Nebulizer devices aerosolize our nebulizer medications and allow the medications to be inhaled directly into the patient's lungs. CPAP devices deliver pressure into a patient's airway through a specially designed nasal mask or pillow to prevent airway collapse during sleep.

Durable Medical Equipment

We provide a comprehensive line of durable medical equipment, such as hospital beds, wheelchairs, walkers, patient aids and other ancillary supplies, for rental or sale, to serve the specific needs of our patients. Typically, lower cost items, such as patient aids and walkers, are sold and higher cost items, such as hospital beds and wheelchairs, are rented. We consider durable medical equipment to be a complementary offering to respiratory therapy equipment and related services.

Our Operations

Organization

We have approximately 500 operating centers, which we operate through three geographic divisions. Each of these divisions is managed by a team of division managers who provide management services to our operating centers in four service categories: operations, sales, billing and collection and clinical. These managers provide key support services to our operating centers, including billing, purchasing, equipment maintenance and repair and warehousing. Each operating center delivers equipment and services to patients in their homes and other care sites through the operating center's delivery fleet and qualified personnel. Operational control, purchasing and sales functions, as well as our billing and collections services, are administered centrally at our principal offices in Orlando, Florida by our Chief Operating Officer, clinical functions are administered by our Chief Clinical Officer who reports to our Chief Operating Officer and financial controls are provided by our Chief Financial Officer who reports to our Chief Executive Officer. We believe that this management structure provides control and consistency among our divisions and operating centers and allows us to implement standard policies and procedures across a large number of geographically remote operating centers.

Operating Systems and Controls

Our operating systems provide management with information to measure and evaluate key components of our operations. We have a proprietary billing system that is scalable and is used for substantially all of our billing sources, including Medicare, our largest source of revenues. All Medicare claims are aggregated, processed, archived and transmitted to Medicare on a daily basis. The process is highly automated and has proven to be reliable and cost-effective.

Our billing and collection departments work closely with personnel at operating center locations and third-party payors and are responsible for the review of patient coverage, the adequacy and timeliness of documentation and the follow-up with third-party payors to expedite reimbursement payments. We communicate with our operating centers through an intranet-based system that provides our managers with detailed information that allows us to address operating efficiencies. We believe this reporting capability allows our managers to operate their businesses more effectively and allocate their resources more appropriately. We continue to improve our operating efficiencies in order to position ourselves for future growth by utilizing our proprietary information technology platform, as well as third-party software products, to improve our billing, compliance and inventory systems. In addition, we have reorganized our billing center employees into cross-functional teams, increased billing center staffing levels, and reduced our reliance on temporary labor in order to improve operating efficiencies.

Payors

We derive our revenues principally from reimbursement by third party payors. We accept assignment of insurance benefits from patients and, in most instances, invoice and collect payments directly from Medicare, Medicaid and private insurance carriers, as well as directly from patients under co-insurance provisions. The following table sets forth our payor mix for each of the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006
Medicare, Medicaid and other federally funded programs (primarily Veterans Administration)	71.0%	66.7%	67.8%
Commercial payors	25.5%	29.9%	28.7%
Private payors	3.5%	3.4%	3.5%

We contract with insurers and managed care entities on a local, regional and national basis. We generally contract with those insurers and managed care entities having a significant patient population in the areas served by us, typically on a fee-for-service basis. We have not historically contracted with insurers or managed care entities on a national basis; however, we are currently a party to several national service agreements with managed care companies and are pursuing additional managed care relationships on a national level. Pursuant to our contracts with the Veterans Administration ("VA"), we provide equipment and services to persons eligible for VA benefits in the regions covered by the contracts. The VA contracts typically provide for an annual term, subject to four or five one-year renewal periods unless terminated or not renewed by the VA. Effective January 31, 2006, CIGNA Healthcare ("CIGNA") amended its contract with Gentiva Health Services ("Gentiva"), whereby Gentiva would no longer coordinate specific respiratory therapy and DME services on behalf of CIGNA. Through our contract with Gentiva, we were a primary provider of such respiratory therapy and DME services to CIGNA patients and as a result of this contract amendment, we experienced a reduction of approximately $19.3 million in net revenues for the year ended December 31, 2006.

Our Company History

Rotech Healthcare Inc. was incorporated in the State of Delaware on March 15, 2002. Rotech Medical Corporation, our predecessor, was founded in 1981. In October 1997, Rotech Medical Corporation was acquired by Integrated Health Services, Inc. ("IHS"), a large, publicly-held provider of post-acute and related specialty health care services and products. Following the acquisition, Rotech Medical Corporation operated as a wholly-owned subsidiary of IHS. On February 2, 2000, IHS and substantially all of its subsidiaries, including Rotech Medical Corporation filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court in the District of Delaware. The principal reason for the commencement of Rotech Medical Corporation's Chapter 11 case was that Rotech Medical Corporation had jointly guaranteed approximately $2.3 billion of obligations of IHS, under credit agreements with IHS' senior creditors. IHS defaulted on its obligations under those agreements in 1999. Rotech Medical Corporation's plan of reorganization was confirmed on February 13, 2002 (and became final on February 25, 2002) and became effective on March 26, 2002. As a result of the reorganization, substantially all of Rotech Medical Corporation's assets, business and operations were transferred to us, an independent company. On December 20, 2004, the Bankruptcy Court entered a final decree closing Rotech Medical Corporation's bankruptcy case.

Senior Secured Credit Facilities

On September 15, 2006, we entered into a credit agreement with Highland Financial Corp., as lead arranger and sole bookrunner, Nexbank, SSB, as collateral agent and administrative agent, and the several banks and other financial institutions or entities from time to time parties to the credit agreement. The credit facility has a maximum credit amount of $120.0 million that consists of a $25.0 million revolving line of credit including any outstanding stand-by letters of credit, and a $95.0 million term loan (the commitment to fund the last $5.0 million of the revolving line of credit is subject to the approval of lenders holding a majority of maximum credit amount then outstanding). The credit agreement expires in September 2008 and replaced our previous credit facility. The credit agreement provides for mandatory prepayment and defined prepayment premiums upon the occurrence of certain specified events.

The credit agreement contains customary events of default. Such events of default include, but are not limited to: (i) the failure to pay principal or interest when due, (ii) the breach or failure to perform certain covenants or obligations and the failure to cure the same within a specified number of days, (iii) material breach of our representations and warranties, (iv) the occurrence of a change of control (as defined in the credit agreement), and (v) the commencement of any proceeding relating to bankruptcy by us or any guarantor. Under certain circumstances, if an event of default occurs and is continuing, payment of amounts due under the credit agreement may be accelerated and the lending commitments under the credit agreement may be terminated.

During 2006, we made term loan principal payments in the amount of $0.4 million (including $0.2 million regularly scheduled term loan amortization payments under the previous credit facility). At December 31, 2006, the $25.0 million revolving credit facility had not been drawn upon, although standby letters of credit totaling $14.1 million have been issued under this credit facility.

Interest rates and fees

The interest rates per annum applicable to the senior secured credit facilities are Eurodollar -based or, at our option, an alternate base rate, which is the higher of (i) the rate publicly quoted from time to time by The Wall Street Journal as the "Index Rate on corporate loans posted by at least 75% of the nation's 30 largest banks" and (ii) the Federal Funds Effective Rate plus 50 basis points per annum plus the applicable margin. The applicable margin is determined in accordance with a pricing grid. The pricing grid is fixed through September 30, 2007, with revolving credit loan margins of 3.00% and 2.00% on Eurodollar and base rate loans, respectively, and term loan margins of 3.50% and 2.50% on Eurodollar and base rate loans, respectively. As of December 31, 2006, the all-in interest rate on our outstanding term loan was 8.85%. Effective October 1, 2007, the applicable margin is subject to quarterly increases dependent upon our consolidated total leverage ratio. Such increases range from 0.00% to 2.00% per quarter on the applicable margin for all amounts outstanding under the credit facility. We are also obligated to pay a commitment fee 0.375% per annum on the unused portion of our revolving credit facility. We will also be charged a letter of credit fee (plus bank issuance charges) at a rate equal to 3.00% per annum times the undrawn amount of all outstanding letters of credit, payable monthly in arrears. In addition, the Administrative Agent is entitled to a fronting fee, for its own account, equal to 0.125% per annum times the undrawn amount of all outstanding letters of credit issued by it.

Covenants

The credit agreement contains customary covenants for financings of this type, including, but not limited to, limitations on liens; limitations on guarantee obligations; limitations on mergers, consolidations, liquidations and dissolutions; limitations on optional payments and modifications of subordinated and other debt instruments; limitations on transactions with affiliates; limitations on granting negative pledges; limitations on changes in lines of business; and restrictions on our ability to incur indebtedness, dispose of property, make investments, pay dividends or make capital expenditures. The credit agreement also contains certain financial covenants, including requirements regarding certain specified EBITDA thresholds and a specified consolidated total leverage ratio. At December 31, 2006, we were in compliance with the covenants under the credit agreement.

Security and guarantees

Our obligations under the credit facilities are guaranteed by each of our direct and indirect domestic subsidiaries. All obligations under the credit facilities and the guarantees are secured by a first priority security interest in substantially all of our tangible and intangible assets, including intellectual property, real property and all of the capital stock of each of our direct and indirect subsidiaries.

Senior Subordinated Notes

In March 2002, we issued an aggregate principal amount of $300 million of 9 1/2% senior subordinated notes due 2012 and received net proceeds of approximately $290 million, after deducting the initial purchasers' discount and our expenses. We distributed the net proceeds from the sale of the notes to our predecessor as partial consideration in exchange for substantially all of the assets used in connection with its business and operations as part of the restructuring and related transactions involving our predecessor and us. Subsequently, our predecessor distributed the net proceeds to its former creditors as provided in its plan of reorganization. We did not retain any of the proceeds from the sale of the notes for use in our business.

Under the terms of the indenture governing our senior subordinated notes, the notes are subordinated in right of payment to our existing and future senior debt. In the event of a bankruptcy, liquidation, dissolution or similar proceeding, or certain other events, including a payment default on our senior secured credit facilities, we may be prevented from making payments to the holders of our senior subordinated notes. The indenture governing the senior subordinated notes contains covenants that, among other things, limit our ability to incur additional indebtedness and issue certain capital stock; pay dividends on, redeem or repurchase capital stock; make investments; sell assets; engage in transactions with affiliates; create certain liens; and consolidate, merge or transfer all or substantially all of our assets. The indenture also provides that a default under the credit agreement governing our senior secured credit facilities that results in the acceleration of our obligations under such agreement will result in a cross default under the indenture, which will allow the holders of at least 25% of the principal amount of the then outstanding senior subordinated notes to declare all of the notes immediately due and payable.

Our business is dependent on the availability of funds under our senior secured credit facilities and our ability to make payments to our creditors including holders of our senior subordinated notes. If we are unable to access funds under the senior credit facilities or make payments on our senior subordinated notes, we may be required to consider all of our alternatives in restructuring our business and our capital structure including filing for bankruptcy protection. For risks associated with our indebtedness see Item 1A—Risk Factors—Risks related to our liquidity and our financing and capital structures.

Government Regulation

The health care industry is subject to extensive regulation by a number of governmental entities at the federal, state and local levels. The industry is also subject to frequent legislative and regulatory changes. Our business is impacted not only by those laws and regulations that are directly applicable to us, but also by certain laws and regulations that are applicable to our managed care payors and patients. State laws also govern, among other things, pharmacies, nursing services, distribution of medical equipment and certain types of home health activities and apply to those locations involved in such activities. Certain of our employees are subject to state laws and regulations governing the ethics and professional practice of respiratory therapy, pharmacy and nursing. If we fail to comply with the laws and regulations applicable to our business, we could suffer civil and/or criminal penalties and we could be excluded from participating in Medicare, Medicaid and other federal and state health care programs.

The federal government has made a policy decision to significantly increase the financial resources allocated to enforcing the health care fraud and abuse laws. Private insurers and various state enforcement agencies also have increased their level of scrutiny of health care claims in an effort to identify and prosecute fraudulent and abusive practices in the health care area.

Medicare and Medicaid Reimbursement.

As part of the Social Security Amendments of 1965, Congress enacted the Medicare program which provides for hospital, physician and other statutorily-defined health benefits for qualified individuals, including persons 65 and older and the disabled. The Medicaid program, also established by Congress in 1965, is a joint federal and state program that provides certain statutorily-defined health benefits to financially needy individuals who are blind, disabled, aged or members of families with dependent children. In addition, Medicaid may cover financially needy children, refugees and pregnant women. In 2006, Medicare, Medicaid and other federally funded programs (primarily Veterans Administration contracts) accounted for approximately 67.8% of our revenues.

Medicare Laws and Regulations.

Under existing Medicare laws and regulations, the sale and rental of our products generally are reimbursed by the Medicare program according to prescribed fee schedule amounts calculated using statutorily-prescribed formulas. The Balanced Budget Act of 1997 granted authority to the Secretary of the Department of Health and Human Services, or DHHS, to increase or reduce the fee schedule amounts for home medical equipment, including oxygen, by up to 15% each year under an inherent reasonableness procedure. The final rule implementing the inherent reasonableness authority establishes a process for adjusting payments for certain items and services covered by Medicare Part B when existing payment amounts are determined to be grossly excessive or deficient. Using its inherent reasonableness authority, the Centers for Medicare and Medicaid Services, or CMS, the agency within the U.S. Department of Health and Human Services responsible for administering the Medicare program, and its contractors may reduce reimbursement levels for certain items and services covered by Medicare Part B, including products and services we offer, which could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations.

In addition to its inherent reasonableness authority, CMS has the discretion to reduce the reimbursement for home medical equipment, or HME, and other non-HME services to an amount based on the payment amount for the least costly alternative treatment that meets the Medicare beneficiary's medical needs. Least costly alternative, or LCA, determinations may be applied to particular products and services by CMS and its contractors through the informal notice and comment process used in establishing local coverage policies for HME. This process need not be followed for LCA determinations made on individual claims. Using either its inherent reasonableness or LCA authority, CMS and its contractors may reduce reimbursement levels for certain items and services covered by Medicare Part B, including products and services we offer, which could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations.

Our business has been, and will continue to be, significantly impacted by changes mandated by Medicare legislation. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, significantly changed the Medicare reimbursement methodology and conditions for coverage for a number of our products. These changes include a freeze in reimbursement rates for home medical equipment from 2004 to 2008, competitive bidding requirements, new clinical conditions for reimbursements, accreditation requirements and quality standards.

(1) *Competitive Bidding for HME.* Starting in 2007, Medicare is scheduled to begin to phase in a nationwide competitive bidding program to replace the existing fee schedule payment methodology. The program is to begin in 10 high-population metropolitan statistical areas, or MSAs, expanding to 80 MSAs in 2009 and additional areas thereafter. Under competitive bidding, suppliers compete for the right to provide items to beneficiaries in a defined region. Only a limited number of suppliers will be selected in any given MSA, resulting in restricted supplier choices for beneficiaries. MMA permits certain exemptions from competitive bidding, including exemptions for rural areas and areas with low population density within urban areas that are not competitive, unless there is a significant national market through mail-order for the particular item. A large number of our facilities are located in such areas. However, the criteria for how the

exemption will be applied have not yet been determined and therefore, the impact of such an exemption on our business is uncertain. On April 24, 2006, CMS issued proposed regulations regarding the implementation of competitive bidding. The proposed regulations include, among other things, proposals regarding how CMS will determine in which MSAs to initiate the program, conditions to be met for awarding contracts, and the "grandfathering" of existing oxygen and other HME agreements with beneficiaries if a supplier is not selected. The proposed regulations also would revise the methodology CMS would use to price new products not included in competitive bidding. The proposed regulations do not provide many of the details needed to assess the impact that competitive bidding and other elements of the rule will have on our business. Until the regulations are finalized, significant uncertainty remains as to how the competitive bidding program will be implemented. At this time, we do not know which of our products will be subject to competitive bidding, nor can we predict the impact that it will have on our business.

(2) *Certain Clinical Conditions, Accreditation Requirements and Quality Standards.* The MMA requires that new clinical conditions of coverage for HME products and quality standards for HME suppliers be established and implemented. Some clinical conditions have been implemented, such as the requirement for a face-to-face visit by treating physicians for beneficiaries seeking power mobility devices. On August 14, 2006, CMS published its quality standards for HME suppliers. As an entity that bills Medicare and receives payment from the program, we are subject to these standards. We have revised our policies and procedures to ensure compliance in all material respects with the quality standards. These standards, which became effective upon publication, will be applied by independent accreditation organizations. The final standards include business-related standards, such as financial and human resources management requirements, which would be applicable to all HME suppliers, and product-specific quality standards, which focus on product specialization and service standards. The product-specific standards address several of our products, including oxygen and oxygen equipment, CPAP and power and manual wheelchairs and other mobility equipment. The proposed-competitive bidding-regulations also indicate that CMS may require suppliers participating in the program to meet additional financial standards. At this time, however, we cannot predict the full impact that the clinical conditions, final quality standards or proposed financial standards will have on our business or the effect such conditions and standards will have on our ability to continue to provide products to Medicare beneficiaries.

On July 31, 2006, CMS issued a final rule, which implements criteria for accrediting organizations to be selected by CMS to apply the final quality standards. In addition, on November 22, 2006, CMS announced that the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, has been selected to be one of the recognized accrediting organizations. Currently, approximately 96.9% of our operating centers are accredited by JCAHO. CMS has not addressed whether suppliers that are already accredited by the selected accreditation organizations, such as JCAHO, will be "grandfathered." The final rule does not provide us with sufficient information to predict the impact of competitive bidding or the final accreditation criteria on our business.

(3) *Reduction in Payments for HME and Inhalation Drugs.* The MMA changes also include a reduction in reimbursement rates for oxygen equipment and certain other items of home medical equipment (including wheelchairs, nebulizers, hospital beds and air mattresses) as of January 1, 2005, based on the percentage difference between the amount of payment otherwise determined for 2002 and the 2002 median reimbursement amount under the Federal Employee Health Benefits Program, or FEHBP, as determined by the Office of the Inspector General of the DHHS, or OIG. The FEHBP adjusted payments are to remain "frozen" through 2008 unless the particular item becomes subject to competitive bidding.

On March 30, 2005, CMS released the new Medicare fee schedule amounts for oxygen equipment that reflect the FEHBP reductions. The new Medicare fee schedule amounts have resulted in a payment reduction of approximately 8.5% and 8.6% for each of the years ended December 31, 2005 and 2006, respectively, for home oxygen equipment provided by us to Medicare beneficiaries. Any additional reductions in Medicare reimbursement rates for home oxygen equipment could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations. Subsequent changes to the fee schedule amounts for oxygen equipment, which became effective beginning 2007, are discussed below.

Reductions in payment rates for 2005 established by CMS for the non-oxygen HME items subject to the FEHBP provisions ranged between 4% and 16%. The non-oxygen HME items subject to the Medicare price cuts accounted for approximately 4.1% of our recorded revenues for year ended December 31, 2006. Furthermore, the reductions in the Medicare fee schedules for home oxygen equipment together with the additional reimbursement reductions mandated by the MMA in 2005 for other home medical equipment (excluding inhalation drugs) resulted in an aggregate reduction in our recorded revenues in the amount of approximately $17.7 million and $17.9 million for the years ended December 31, 2005 and 2006, respectively.

MMA also revised the payment methodology for certain drugs, including inhalation drugs dispensed through nebulizers. For the year ended December 31, 2006, Medicare-reimbursed inhalation drug therapies provided by us accounted for approximately 11.5% of our recorded revenues after allowing for the reduction in revenues related to the decreased reimbursement rate for compounded budesonide, which is further described below.

Prior to MMA, Medicare paid for inhalation drugs based on average wholesale price, or AWP, as reported by drug manufacturers. Beginning January 1, 2004, Medicare payments were reduced for most of our Part B inhalation drugs from 95% to 80% of AWP, a reduction of approximately 15 basis points. Average sale price, or ASP, is defined statutorily as the volume weighted average of manufacturers' average sales prices, calculated by adding the manufacturers' average sales prices for the drug in the fiscal quarter to the number of units sold and then divided by the total number of units sold for all national drug codes assigned to the product. Under the ASP methodology, Medicare generally will pay 106% of ASP for multiple source drugs and 106% of the lesser of ASP or wholesale acquisition cost for single source drugs. In addition, if the ASP exceeds the widely available market price or the average manufacturer price by more than a threshold amount, ASP is substituted with the lesser of the widely available market price or 103% of the average manufacturer price. This threshold amount was 5% in 2006, which is to be continued for 2007. ASP payment rates are calculated and updated quarterly using the most recent manufacturer data available. ASP payment amounts for our products may fluctuate from quarter to quarter, and if these payment amounts are reduced in future quarters, this could have a material adverse effect on our revenues, profitability and results of operations. For example, the payment amounts for albuterol sulfate and ipratropium bromide, two prevalent inhalation drugs, have been significantly reduced under ASP. Albuterol sulfate has been reduced from an average of $0.390 per milligram in 2004 (80% of AWP) to an average of $0.071 per milligram in 2005 (106% of ASP) and to an average of $0.069 per milligram in 2006 (106% of ASP). Ipratropium bromide has been reduced from an average of $2.820 per milligram in 2004 (80% of AWP) to an average of $0.210 per milligram in 2005 (106% of ASP) and to an average of $0.217 per milligram in 2006 (106% of ASP).

The change from 80% of AWP to 106% of ASP reduced our revenues by approximately $39.0 million for the year ended December 31, 2005. This reduction was partially offset by shifts in patient and product mix.

In addition to MMA changes in payment methodology, given the overall reduction in payment for inhalation drugs dispensed through nebulizers, CMS established a dispensing fee for inhalation drugs shipped to a beneficiary. The 2005 dispensing fee was $57 for a 30-day period or $80 for a 90-day period. Effective January 1, 2006, the dispensing fee for inhalation drugs furnished to beneficiaries remained at $57 for the first 30-day period in which a Medicare beneficiary uses inhalation drugs and was reduced to $33 for each subsequent 30-day period. The dispensing fee for a 90-day supply of inhalation drugs was likewise reduced to $66. These reductions in the 2006 Medicare dispensing fees reduced our net revenue by approximately $9.8 million for the year ended December 31, 2006. Although CMS has indicated that the dispensing fee for 2007 will continue to be paid at the 2006 rate, future dispensing fee reductions or eliminations, if they occur, could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations. While we were able, based upon the dispensing fees, to continue to offer inhalation drugs to Medicare patients through 2006, the reductions in dispensing fees for 2006, along with the pricing changes resulting from the ASP payment rates have resulted in a further material reduction in the revenues and profitability of our inhalation drug business and we cannot predict whether it will continue to be economically feasible for us to provide inhalation drugs in the future. Reductions in Medicare reimbursement for oxygen, nebulizers and inhalation medications in 2006, many of which are expected to continue to exist for a number of years, could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations.

Effective January 1, 2006, CMS established a new billing code and payment methodology for compounded budesonide, which includes compounded budesonide formulations that we provide to Medicare beneficiaries based on a physician's prescription. Medicare reimbursement rates for compounded budesonide, beginning January 1, 2006, are based on pharmacy invoices submitted for individual claims. This payment amount reflects a reimbursement rate based on the acquisition of raw materials and is far below the prior years' payment amounts. For the year ended December 31, 2006, the new reimbursement rates for compounded budesonide resulted in a reduction in our recorded revenues of approximately $30.4 million. In light of the reduced reimbursement rates for compounded budesonide and to resolve certain issues associated with a warning letter received from the Food and Drug Administration (FDA) which is discussed in more detail below, we are not accepting new prescriptions for certain compounded products (including compounded formulations of budesonide) and, where clinically appropriate, have instituted a process to transition patients currently on these compounded products to commercially available alternative products. In addition, we have taken a one-time, non-cash charge of $4.0 million for the three months and year ended December 31, 2006, to write-off our pharmacy compounding equipment, capitalized costs associated with our compounding facility, and substantially all remaining balances for budesonide-related accounts receivable. The transition of these patients to commercially available alternative products is expected to have a positive impact on our revenues during 2007 when compared to 2006, however these products have lower margins and, accordingly, this patient transition will have a material adverse effect on our profit margins, profitability, operating cash flows and results of operations when compared to the reimbursements for the compounded products under the prior billing code and payment methodology in effect prior to 2006.

Effective January 1, 2007, CMS established new billing codes and payment methodologies for other compounded inhalation drugs, including albuterol and ipratropium. The revised codes distinguish compounded from non-compounded drugs, and Medicare payments for compounded formulations are to be based on invoices for the compounded materials. Our compounding activities with respect to other inhalation drugs are not material, as such we do not expect that the new billing codes and payment methodologies with respect to such drugs will have a material adverse effect on our revenues, profit margins, profitability, operating cash flows or results of operations.

In addition to the abovementioned changes for inhalation drugs, in March 2006, Medicare contractors issued a draft local coverage determination, or LCD, for nebulizers and inhalation drugs dispensed through nebulizers that are covered by Medicare Part B, which proposes to change significantly the payment rates and coverage criteria for several inhalation drugs that we dispense to beneficiaries, in part using the LCA mechanism discussed above. Specifically, the draft LCD proposes to reduce the payment amount for two FDA-approved drugs. The formulation of levalbuterol (commercially available under the name "Xopenex®") would be reduced to the maximum allowable payment for generic albuterol, and the payment amount for the commercially available combination of levalbuterol and ipratropium (commercially available under the name "DuoNeb®") to the maximum allowable payment for separate unit dose vials of albuterol and ipratropium. If implemented, these reductions could be as much as 95% for Xopenex and 74% for DuoNeb based on January 1, 2007 reimbursement rates. The draft LCD also would eliminate coverage for certain other nebulizer drugs due to a lack of sufficient scientific support for their administration with a nebulizer and would establish maximum monthly utilization limits for budesonide. The Medicare contractors have accepted written public comments on the proposed changes and also held public meetings to receive comments on the draft LCD. If adopted as proposed, the draft LCD could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations. Further as to coverage policies, CMS has initiated a national coverage analysis to evaluate Medicare coverage at the national level for beta adrenergic agonist therapy drugs used for lung diseases. CMS expects to issue its national coverage memorandum on September 18, 2007. At this time we cannot predict the full impact of the national coverage analysis on our business.

Further, as to changes under the MMA, CMS has commenced transitioning responsibility for the processing and payment of claims for home medical equipment under Medicare Part B to four specialty carriers known as Durable Medical Equipment Medicare Administrative Contractors (DME MACs). The transition to the DME MACs, which are replacing the Durable Medical Equipment Regional Carriers (DMERCs), began on July 1, 2006 and is expected to end on June 1, 2007. As a result of this transitioning process, there have been disruptions and temporary delays in payment of our Part B claims. At this time, we cannot predict the full impact that the transition will have on claims processing and our ability to collect accounts receivable in a timely manner.

Deficit Reduction Act

The Deficit Reduction Act of 2005, or DRA, which was signed into law on February 8, 2006, has made certain changes to the way Medicare Part B pays for our HME products, including capped rental items and oxygen equipment. For capped rental items, including hospital beds, nebulizers and power wheelchairs, Medicare has in the past paid a monthly rental fee for a period not to exceed 15 months of continuous use. Under the DRA, the maximum number of months for which Medicare is to make payment for such equipment decreased from 15 months to 13 months of continuous use, after which time ownership is automatically transferred to the beneficiary. This provision is effective for items furnished for which the first rental month is during or after January 2006. As to power wheelchairs, the DRA preserves an existing provision requiring that beneficiaries be given the option to purchase the power wheelchair at the time it is furnished. For oxygen equipment, prior to the DRA, Medicare made monthly rental payments indefinitely, provided medical need continued. The DRA capped the Medicare rental period for oxygen equipment at 36 months of continuous use, after which time ownership of the equipment transfers to the beneficiary. For purposes of this cap, the DRA provides for a new 36-month rental period that began January 1, 2006 for all oxygen equipment. In addition to the changes in the duration of the rental period for capped rental items and oxygen equipment, the DRA permits payments for servicing and maintenance of the products after ownership transfers to the beneficiary.

On November 1, 2006, CMS released a final rule to implement the DRA changes, which went into effect January 1, 2007. Under the rule, CMS explains the DRA's 36-month rental cap on oxygen equipment, which went into effect on January 1, 2006. CMS also revised categories and payment amounts for the oxygen equipment and contents during the rental period and for oxygen contents after equipment ownership by the beneficiary as follows:

- *Payment for Rental Period.* For stationary oxygen equipment, the 2007 payment amount is $198.40, a decrease of $1.44 from the 2006 amount. The portable oxygen add-on amount remains unchanged from 2006, at $31.79. CMS also created a new class for oxygen-generating portable oxygen equipment and a new monthly rental payment amount of $51.63 for this equipment.
- *Payment for Contents After Beneficiary Ownership.* Payment is based on the type of equipment owned and whether it is oxygen-generating. Previously, CMS paid a combined average monthly payment amount of $154.90 for furnishing oxygen contents for beneficiary-owned stationary and portable systems. This amount included payment for both stationary contents and portable contents. CMS will split this payment into a separate monthly payment amount for stationary oxygen content of $77.45 and a separate monthly payment amount for portable oxygen content of $77.45. This payment amount is for oxygen contents for equipment that is not oxygen-generating. If the beneficiary owns both stationary and portable equipment that is not oxygen-generating, the monthly payment amount for oxygen contents is $154.90. For stationary or portable oxygen equipment that is oxygen-generating, there will be no monthly payment for contents.

In its November 1, 2006 final rule, CMS also acknowledges certain other payments after ownership transfers, including payment for supplies such as tubing and masks. In addition, CMS details several requirements regarding a supplier's responsibility to maintain and service capped rental items and provides for a general maintenance and servicing payment for certain oxygen-generating equipment beginning six months after title has transferred to the beneficiary. While we do not expect the changes in rental periods and payment amounts for capped rental items and oxygen equipment to have a material impact on our business in 2007, at this time, we anticipate that the changes in rental period for capped rental items and oxygen equipment will have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations beginning in 2009. We cannot predict the impact that any future rulemaking by CMS will have on our business. If payment amounts for oxygen equipment and contents are further reduced in the future, this could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations. Additionally, President George W. Bush's proposed 2008 budget includes a further reduction in the maximum rental period for home oxygen equipment from 36 months to 13 months. It is not clear at this time whether this proposal or any other proposal will be included in the final 2008 budget approved by Congress, however, any further reductions to the maximum rental period for home oxygen equipment would likely have a material adverse affect on our revenues, profit margins, profitability, operating cash flows and results of operations.

Food, Drug and Cosmetic Act and FDA Warning Letter and State Investigation.

Under the Federal Food Drug and Cosmetic Act (FFDCA), the FDA imposes stringent regulations on the distribution, labeling, and other aspects of our medical gas and pharmacy operations. In particular, our medical gas facilities and operations are subject to the FDA's current Good Manufacturing Practice (cGMP) regulations, and similar state regulations, which impose certain quality control, documentation, labeling and recordkeeping requirements on the receipt, processing and distribution of medical gas. We are required to register our medical gas facilities with the FDA, and are subject to periodic, unannounced inspections by the FDA and state authorities for compliance with the cGMP and other regulatory requirements. In the past year, several of our sites have been inspected by regulatory authorities. Where required, we took corrective actions to address the inspectional observations identified during these inspections. For example, during 2006, the Florida State Department of Health (DOH) inspected twelve of our medical gas facilities in Florida. At the conclusion of each inspection, the DOH inspector presented us with an H-Form 1038 identifying inspectional observations at the applicable location. Of the 12 investigations conducted, five had no observational findings requiring written response. For each of the remaining seven investigations, we submitted a written response detailing the corrective actions taken in response to the inspectional observations. In addition, as result of the observations made by DOH during these inspections, we developed Florida-specific policies and procedures intended to ensure that our medical gas facilities in Florida comply with applicable DOH statutes and regulations. We continue to expend significant time, money and other resources in our effort to achieve substantial compliance with the FDA's cGMP regulations and the state laws applicable to our medical gas operations in the jurisdictions in which we do business. Failure to comply with the FDA and other federal and state regulatory requirements could subject us to possible legal or regulatory action, such as warning letters, product seizure or recalls, suspension of operations at a single facility or several facilities, temporary or permanent injunctions, or possible civil or criminal penalties.

Some of the pharmacists at our Pulmo-Dose pharmacy in Murray, Kentucky dispense compounded preparations of drug products that are not commercially available, based upon a patient's individual need and at a physician's specific request. Pharmacy compounding, or the preparation of a dosage, combination or variation of a drug that has not been approved by the FDA, is considered to be within the practice of pharmacy and is regulated primarily under state law. Although pharmacy compounding is primarily regulated by state law, the FDA asserts that it has jurisdiction over pharmacy compounding activities that it believes exceeds the scope of the practice of pharmacy. The FDA may consider such compounding activities to constitute the manufacturing of a new drug subject to the requirements of the FFDCA. The FDA may inspect a pharmacy that it believes may not be complying with regulatory requirements or that may be engaged in activities prohibited by the FFDCA. On August 1, 2005, the FDA initiated an inspection of our compounding activities at our Pulmo-Dose pharmacy in Murray, Kentucky. The FDA completed its audit on August 12, 2005 and, at the conclusion of the audit, the FDA presented us with an FDA Form 483 noting three inspectional observations. We submitted a response to the FDA Form 483 and continued to engage in ongoing communications with the FDA regarding the inspection and the FDA's continuing review of our pharmacy's activities. On August 10, 2006, we received a warning letter from the FDA relating to the pharmacy activities at Pulmo-Dose. The warning letter states that Pulmo-Dose's compounding of formulations of budesonide, albuterol/ipratropium, and formoterol/budesonide exceeds the scope of the practice of pharmacy and that Pulmo-Dose is operating as a pharmaceutical manufacturer and not a pharmacy engaged in extemporaneous compounding.

We submitted a formal response to the warning letter on September 8, 2006, explaining that while we disagree with the FDA's assertions, we have commenced, in collaboration with our patients' physicians, a process to switch patients currently taking the compounded products identified in the warning letter to drug products that are commercially available, where clinically appropriate. In addition, we are not accepting any new prescriptions for these compounded products. As of March 5, 2007, of the approximately 15,000 patients previously receiving compounded drug products, over 12,500 have been successfully switched to commercially available drug products. We continue to work with our patients' physicians to switch the remaining patients and expect completion of this process within the next few months. As a result of our decision to switch these patients to commercially available drug products, we have taken a one-time, non-cash charge of $4.0 million for the three months and year ended December 31, 2006, to write-off our pharmacy compounding equipment, capitalized costs associated with our compounding facility, and substantially all remaining balances for budesonide-related accounts receivable. The transition of these patients to commercially available alternative products is expected to have a positive impact on our revenues during 2007 when compared to 2006, however, these products have lower margins and, accordingly, this patient transition will have a material adverse effect on our profit margins, profitability, operating cash flows and results of operations when compared to the reimbursements for the compounded products under the prior billing code and payment methodology in effect prior to 2006.

On January 8, 2007, the FDA responded to our letter and indicated that, based on its reanalysis of the assertions made in the warning letter, it remains the FDA's view that Pulmo-Dose is a drug "manufacturer" within the meaning of the FFDCA. The FDA further stated that this conclusion applies to all of the preparations compounded at Pulmo-Dose and not just those identified in the warning letter. We submitted our written response to the FDA's January 8, 2007 letter on March 5, 2007 and we remain committed to working with the FDA to resolve this matter. However, we are unable to predict whether or when we will be able to reach a satisfactory resolution of this matter. As noted above, our compounding activities with respect to other inhalation drugs are not material.

In February of 2007, a representative from the California Department of Health Services (the "Department") conducted surveys at two locations; 1175 Chess Drive, Unit B, Foster City, CA and 907 Trancas Street, Napa, CA. Each location is licensed by the Department as a "Home Medical Device Retailer" and as such, must comply with certain statutes under the California Health and Safety Code (the "Code"). The Department's representative alleged that each location was in violation of certain sections of the Code. In the Napa location, an embargo notice was also issued with respect to the dispensing of legend items. Certain legend items were erroneously dispensed during the embargo resulting in an additional notice of violation for the Napa location. The embargo was lifted by the Department after immediate corrective actions were taken. Both locations are preparing a final corrective action plan for the alleged violations for submission to the Department. In addition, we have provided information relating to equipment maintenance requirements requested by the representative. This investigation remains open, we intend to continue to cooperate with the investigation and we have suspended billings from these locations to government healthcare programs and all other payors pending implementation of certain corrective actions. If the Department so elects, the Code allows it to pursue administrative or civil action, with maximum civil penalties of up to $1,000 per violation. In addition, any violation of an embargo is a misdemeanor under California law. If the matter is referred for criminal prosecution, and there is a criminal conviction, the penalty is imprisonment for not more than one year in the county jail and/or a maximum fine of $1,000 per violation. If we are found to have failed to comply with applicable regulatory requirements, any resulting enforcement action, including related fines, injunctions, and civil or criminal penalties, could limit our ability to operate our Foster City and Napa locations, which could adversely affect our business and results of operations.

Pharmacy Licensing and Registration.

Under state law, our pharmacy locations must be licensed as in-state pharmacies to dispense pharmaceuticals in the relevant state of location. We deliver pharmaceuticals from our pharmacy location in Kentucky to customers in 47 states, and, where required by state pharmacy law, we must obtain and maintain licenses from each state to which we deliver pharmaceuticals. Most states, and the FDA, adopt and enforce the official standards of the US Pharmacopeia (USP) as the official compendia of drug standards. We are subject to state boards of pharmacy laws and regulations in nearly all jurisdictions where we do business. These laws vary from state to state and state lawmakers regularly propose and, at times, enact new legislation establishing changes in state pharmacy laws and regulations. We continuously monitor state activities and the USP and we have policies in place that we believe substantially comply with all state licensing and pharmacy laws currently applicable to our business. We are engaged in activities designed to achieve compliance with these policies although there can be no assurance that we always operate in full compliance with our policies. Further, there can be no assurance that we are fully and immediately in compliance with all laws, regulations or standards at all times, as licenses may lapse and laws may change or be misinterpreted or overlooked. Failure to comply with applicable regulatory requirements can result in enforcement action, including fines, revocation, suspension of or refusal to renew licensure, injunctions, seizures, and civil or criminal penalties. Further, we are required to maintain state licenses and permits in those states in which we are doing business to meet Medicare and Medicaid requirements. A finding that the state requirements have not been met can result in the recoupment of reimbursement or revocation of our supplier numbers. If we are unable to obtain and maintain our licenses in one or more states, or if such states place burdensome restrictions or limitations on pharmacies, our ability to operate in such states, including doing Medicare and Medicaid business in such state or states, would be limited, which could adversely impact our business and results of operations.

Professional Licensure

Nurses, pharmacists and other health care professionals employed by us are required to be individually licensed or certified under applicable state law. We take steps to assure that our employees possess all necessary licenses and certifications, and we believe that our employees comply in all material respects with applicable licensure or certification laws.

Claims Audits

DME MACs and Durable Medical Equipment Program Safeguard Contractors are private organizations that contract to serve as the government's agents for processing of claims and for conducting periodic pre-payment and post-payment reviews and other audits of claims for home medical equipment and inhalation drugs dispensed through a nebulizer under Part B of the Medicare program. Medicaid agencies also conduct similar reviews and audits of claims submitted. Medicare and Medicaid agents are under increasing pressure to scrutinize health care claims more closely. In addition, the industry in which we operate is generally characterized by long collection cycles for accounts receivable due to complex and time-consuming documentation and claims processing and other requirements for obtaining reimbursement from private and governmental third-party payors. Such protracted collection cycles can lead to delays in obtaining reimbursement. Furthermore, reviews and/or similar audits or investigations of our claims and related documentation could result in denials of claims for payment submitted by us. The government could demand significant refunds or recoupments of amounts paid by the government for claims which, upon subsequent investigation, are determined by the government to be inadequately supported by the required documentation.

The Anti-Kickback Statute

As a provider of services under the Medicare and Medicaid programs, we are subject to the Medicare and Medicaid fraud and abuse laws (sometimes referred to as the "Anti-Kickback statute"). At the federal level, the Anti-Kickback statute prohibits any person from knowingly and willfully soliciting, receiving, offering or providing any remuneration, including a bribe, kickback or rebate, directly or indirectly, in return for or to induce the referral of patients, or the furnishing, recommending, or arranging for products or services covered by federal health care programs. Federal health care programs have been defined to include plans and programs that provide health benefits funded by the federal government, including Medicare and Medicaid, among others. Violations of the Anti-Kickback statute may result in civil and criminal penalties including fines of up to $25,000 per violation, civil monetary penalties of up to $50,000 per violation, assessments of up to three times the amount of the prohibited remuneration, imprisonment, and exclusion from participation in the federal health care programs. The Office of the Inspector General of the DHHS has published regulations that identify a limited number of specific business practices that fall within safe harbors which are deemed not to violate the Anti-Kickback statute. Although we attempt to structure our business relationships to meet safe harbor requirements, it is possible that not all of our business relationships comply with the elements of one or more safe harbors. Conformity with the safe harbors is not mandatory and failure to meet all of the requirements of an applicable safe harbor does not make conduct per se illegal. The Office of Inspector General is authorized to issue advisory opinions regarding the interpretation and applicability of the federal Anti-Kickback statute, including whether an activity constitutes grounds for the imposition of civil or criminal sanctions. We have not, however, sought such an opinion.

In addition, a number of states in which we operate have anti-fraud and anti-kickback laws similar to the Anti-Kickback Statute that prohibit certain direct or indirect payments if such arrangements are designed to induce or encourage the referral of patients or the furnishing of goods or services. Some states' anti-fraud and anti-kickback laws apply only to goods and services covered by Medicaid. Other states' anti-fraud and anti-kickback laws apply to all health care goods and services, regardless of whether the source of payment is governmental or private. Further, many states prohibit revenue sharing or fee splitting arrangements between physicians and other third parties. Possible sanctions for violation of these restrictions include exclusion from state-funded health care programs, loss of licensure and civil and criminal penalties. Such statutes vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies.

Physician Self-Referrals

Certain provisions of the Omnibus Budget Reconciliation Act of 1993, commonly known as "Stark II," prohibit us, subject to certain exceptions, from submitting claims to the Medicare and Medicaid programs for "designated health services" if we have a financial relationship with the physician making the referral for such services or with a member of such physician's immediate family. The term "designated health services" includes several services commonly performed or supplied by us, including durable medical equipment, home health services and parenteral and enteral nutrition. In addition, "financial relationship" is broadly defined to include any ownership or investment interest or compensation arrangement involving remuneration between us and the physician at issue. Violations of Stark II may result in loss of Medicare and Medicaid reimbursement, civil penalties and exclusion from participation in the Medicare and Medicaid programs. A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be subject to penalties as well.

On January 4, 2001, CMS issued the first of two phases of final regulations ("Phase I") to clarify the meaning and application of Stark II. On March 26, 2004, CMS released the second phase of the final regulations ("Phase II"). The Phase I and Phase II final regulations address the primary substantive aspects of the prohibition and various exceptions. The Phase I regulations defined previously undefined key terms, clarified prior definitions, and created exceptions for certain "indirect compensation arrangements," "fair market value" transactions, arrangements involving non-monetary compensation up to $300, and risk-sharing arrangements, among others. For certain indirect compensation relationships, the regulations permit providers to bill for items provided in connection with an otherwise prohibited referral, if the provider does not know, and does not act in reckless disregard or deliberate ignorance of, the identity of the referring physician. Phase I of the final regulations became effective on January 4, 2002, except with respect to enforcement of the prohibition's application to certain percentage physician compensation arrangements, which effectiveness was delayed several times by CMS. In the Phase II final regulations, which became effective on July 26, 2004, CMS addressed remaining Stark exceptions not addressed in the Phase I regulation—primarily related to compensation arrangements, but also addressed certain exceptions related to ownership and investment interests, reporting requirements and sanctions. CMS also finalized its approach to percentage compensation arrangements, permitting them in certain circumstances.

In addition, a number of the states in which we operate have similar or broader prohibitions on physician self-referrals. Finally, enforcement activity and resulting case law developments have increased the legal risks of physician compensation arrangements that do not satisfy the terms of an exception to Stark II, especially in the area of joint venture arrangements with physicians.

False Claims

We are subject to state and federal laws that govern the submission of claims for reimbursement. The federal False Claims Act imposes civil liability on individuals or entities that submit false or fraudulent claims for payment to the government. Violations of the False Claims Act may result in treble damages, civil monetary penalties for each false claim submitted and exclusion from the Medicare and Medicaid programs. In addition, we could be subject to criminal penalties under a variety of federal statutes to the extent that we knowingly violate legal requirements under federal health programs or otherwise present false or fraudulent claims or documentation to the government.

The False Claims Act also allows a private individual to bring a qui tam suit on behalf of the government against a health care provider for violations of the False Claims Act. A qui tam suit may be brought by, with only a few exceptions, any private citizen who has material information of a false claim that has not yet been disclosed previously. Even if disclosed, the original source of the information leading to the public disclosure may still pursue such a suit. Although a corporate insider is often the plaintiff in such actions, an increasing number of outsiders are pursuing such suits.

In a qui tam suit, the private plaintiff is responsible for initiating a lawsuit that may eventually lead to the government recovering money of which it was defrauded. After the private plaintiff has initiated the lawsuit, the government must decide whether to intervene in the lawsuit and become the primary prosecutor. In the event the government declines to join the lawsuit, the private plaintiff may choose to pursue the case alone, in which case the private plaintiff's counsel will have primary control over the prosecution (although the government must be kept apprised of the progress of the lawsuit and will still receive at least 70% of any recovered amounts). In return for bringing the suit on the government's behalf, the statute provides that the private plaintiff is to receive up to 30% of the recovered amount from the litigation proceeds if the litigation is successful. The number of qui tam suits brought against health care providers has increased dramatically. In addition, at least five states—California, Illinois, Florida, Tennessee and Texas—have enacted laws modeled after the False Claims Act that allow those states to recover money which was fraudulently obtained by a health care provider from the state (*e.g.*, Medicaid funds provided by the state).

Health Insurance Portability and Accountability Act of 1996

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, mandates, among other things, the establishment of regulatory standards addressing the electronic exchange of health information, standards for the privacy and security of health information and standards for assigning unique health identifiers to health care providers. Sanctions for failure to comply with HIPAA standards include civil and criminal penalties.

Three standards have been promulgated under HIPAA with which we currently are required to comply. The Standards for Electronic Transactions require the use of standardized transactions and code sets for common health care transactions involving the exchange of certain types of information, including health care claims or equivalent encounter information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, health plan premium payments, and coordination of benefits. The Standards for Privacy of Individually Identifiable Information restricts use and disclosure of certain individually identifiable health information, called protected health information, or "PHI". These Privacy Standards not only require our compliance with standards restricting the use and disclosure of PHI, but also require us to obtain satisfactory assurances that any business associate of ours who has access to our PHI similarly will safeguard such PHI. The Security Standards require us to implement certain security measures to protect electronic PHI. We believe that we are in compliance in all material respects with each of these HIPAA standards.

One other standard has been promulgated under HIPAA, although compliance with this standard is not yet required. CMS published a final rule covering the assignment of Unique Health Identifiers for Health Care Providers. The rule calls for the adoption of the National Provider Identifier as the standard unique health identifier for health care providers to use in filing and processing health care claims and other transactions. We are required to comply with this standard by May 23, 2007. We have evaluated this rule to determine the effects of the rule on our business, and we believe that we will have taken the appropriate steps to ensure that we will comply with this standard in all material respects by the compliance deadline.

HIPAA also has created health care related crimes, and granted authority to the Secretary of the DHHS to impose certain civil penalties. Particularly, the Secretary may exclude from Medicare any individual with a direct or indirect ownership interest in an entity convicted of health care fraud or excluded from the program. HIPAA encourages the reporting of health care fraud by allowing reporting individuals to share in any recovery made by the government. HIPAA also requires new programs to control fraud and abuse, and new investigations, audits and inspections.

Under HIPAA it is a crime to:

- knowingly and willfully commit a federal health care offense relating to a health care benefit program; and
- knowingly and willfully falsify, conceal or cover up a material fact or make any materially false or fraudulent statements in connection with claims and payment for health care services by a health care benefit plan.

These provisions of HIPAA create criminal sanctions for situations that were previously handled exclusively through civil repayments of overpayments, off-sets and fines. While we believe we comply in all material respects with these HIPAA requirements, we cannot provide any assurance that governmental authorities will find that our business practices comply with current or future administrative or judicial interpretations of HIPAA and its implementing regulations. A violation could subject us to penalties, fines or possible exclusion from Medicare or Medicaid. Such sanctions could reduce our revenue or profits.

The False Statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

Compliance Program

In addition to our Corporate Integrity Agreement with the Office of Inspector General described below under the caption "Corporate Integrity Agreement", we have several voluntary programs to monitor compliance with federal and state laws and regulations applicable to health care entities which are designed to minimize the likelihood that we would engage in conduct or enter into contracts in violation of the fraud and abuse laws. While we believe that our compliance program meets the relevant guidance provided by the Office of Inspector General of the DHHS, we cannot provide any assurance that current or future administrative or judicial interpretations of existing laws or legislative enactment of new laws will not have a material adverse effect on our business.

Health Care Reform Legislation

Economic, political and regulatory influences are subjecting the health care industry in the United States to fundamental change. Health care reform proposals have been formulated by the legislative and administrative branches of the federal government. In addition, some of the states in which we operate periodically consider various health care reform proposals. We anticipate that federal and state government bodies will continue to review and assess alternative health care delivery systems and payment methodologies and public debate of these issues will continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict, which, if any, of such reform proposals will be adopted or when they may be adopted or that any such reforms will not have a material adverse effect on our business, revenues, profitability and results of operations.

Health care is an area of extensive and dynamic regulatory change. Changes in the law or new interpretations of existing laws can have a dramatic effect on permissible activities, the relative costs associated with doing business and the amount of reimbursement by government and other third-party payors.

Corporate Integrity Agreement

In February 2002, our predecessor, Rotech Medical Corporation, and the Office of Inspector General of the DHHS, or OIG, entered into a Corporate Integrity Agreement as part of the process of settling the United States federal government's fraud claims against Rotech Medical Corporation in its bankruptcy proceeding. As the successor to the business and operations of Rotech Medical Corporation, we are subject to the provisions of the Corporate Integrity Agreement. Providers and suppliers enter into corporate integrity agreements as part of settlements with the federal government in order that the federal government will waive its right to permissively exclude them from participating in federal health care programs.

The term of the Corporate Integrity Agreement expired in February 2007, however, certain sections of the agreement (including, OIG inspection, audit and review rights and document retention obligations) will remain in effect until the OIG has completed its review of our final annual report and any additional materials submitted by us pursuant to OIG's request. We are required to submit our final annual report on or before July 11, 2007.

Among other things, the Corporate Integrity Agreement requires us to conduct internal claims reviews related to our Medicare billing, imposes various training requirements and mandates that we have certain procedures in place with respect to our acquisition process, including the requirement to have an Acquisition Committee which approves all acquisitions before they are consummated. We believe we are in compliance with these requirements in all material respects.

In addition, the Corporate Integrity Agreement restricts us from hiring any person or contractor who is ineligible to participate in federal health care programs, federal procurement or federal non-procurement programs or has been convicted of a criminal offense related to the provision of health care items or services. We are obligated to conduct ongoing reviews of the qualifications of all of our employees and contractors. If a current employee or contractor is or becomes an ineligible employee as contemplated by the Corporate Integrity Agreement, such individual must be relieved of any responsibility for, and removed from any involvement with, our business operations relating to federal health care programs.

As part of the Corporate Integrity Agreement, we also have certain obligations with respect to repayment of identified overpayments and reporting of "Material Deficiencies" we may learn of with respect to our relationship with federal health care programs. We also must submit annual reports to the Office of Inspector General of the DHHS regarding our compliance with the Corporate Integrity Agreement generally. To the extent that we violate the terms of the Corporate Integrity Agreement, we may be subject to substantial penalties, including stipulated cash penalties ranging from $1,000 per day to $2,500 per day for each day we are in breach of the agreement and, possibly, exclusion from federal health care programs.

Suppliers

We purchase our supplies from a variety of independent suppliers. We are not dependent upon any one supplier, and believe that our supplies can be provided by several suppliers. We have long-standing relationships with most of our largest national suppliers in each product category. We typically focus on one or two suppliers in each product category in an effort to maximize delivery efficiency and gross margins.

Sales

We believe that the sales and marketing skills of our employees are instrumental to the success of our business. We provide marketing, training, product and service information to all of our technical personnel through our intranet and through seminars conducted on a company-wide basis so that they can communicate effectively with physicians about our equipment and services. We emphasize the cross-marketing of all our equipment and services to physicians with which we have already developed professional relationships.

Quality Control

We are committed to providing consistently high quality equipment and services. Our quality control procedures and training programs are designed to promote greater responsiveness and sensitivity to individual patient needs and to provide a high level of quality assurance and convenience to the patient and the referring physician. Licensed respiratory therapists and registered nurses provide professional health care support.

The Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, is a nationally recognized organization which develops standards for various health care industry segments and monitors compliance with those standards through voluntary surveys of participating providers. Accreditation by JCAHO entails a lengthy review process that is conducted at least every three years. We believe that our accreditation by JCAHO is indicative of our commitment to providing consistently high quality equipment and services. Currently, approximately 96.9% of our operating centers are accredited by JCAHO. The only entities not accredited are newly acquired entities.

Competition

The home medical equipment market is highly competitive and divided among a large number of providers, some of which are national providers, but most of which are either regional or local providers. Our largest national home medical equipment provider competitors are Apria Healthcare Group, Inc., Lincare Holdings, Inc., American Home Patient, Inc., Praxair, Inc. and Air Products and Chemicals, Inc. The rest of the market consists of several medium-size competitors, as well as numerous small (under $5 million in revenues) local operations. We also face competition from other types of health care providers, including hospitals, home health agencies and health maintenance organizations. We believe that the most important competitive factors in the regional and local markets are:

- reputation with referral sources, including local physicians and hospital-based professionals;
- service quality and responsiveness;
- overall ease of doing business;
- quality of patient care, including clinical expertise;
- range of home medical equipment and services; and
- being a low cost provider.

We believe that it is important to be able to offer a broad range of complementary equipment and services to provide patients access through a single source. We believe that we compete effectively with respect to all of the above factors and that we have an established record as a quality provider of a range of complementary home medical equipment and services.

Insurance

Our business is subject to general and professional liability, products liability, employment practices liability, workers' compensation, automobile liability, personal injury and other liability claims that are generally covered by insurance. We have insurance policies that contain various customary levels of deductibles and self-insured retentions and provide us with protection against claims alleging bodily injury or property damage arising out of our operations. These insurance policies are subject to annual renewal. We believe that our insurance coverage is appropriate based upon historical claims and the nature and risks of our business.

Employees

As of March 5, 2007, we have approximately 4,900 full time employees. Our employees are not currently represented by a labor union or other labor organization. We believe our relations with our employees are good.

Principal Executive Office and Website Access to Information

Our principal executive offices are located at 2600 Technology Drive, Suite 300, Orlando, Florida, 32804 and our telephone number there is (407) 822-4600. Our internet website address is *www.rotech.com.*

We make available free of charge on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Our reports are also available free of charge on the SEC's website, *www.sec.gov.* Also available free of charge on our website are the following corporate governance documents:

- Certificate of Incorporation
- Bylaws
- *Audit Committee Charter*
- Compensation Committee Charter
- Nominating and Corporate Governance Committee Charter
- Corporate Governance Guidelines
- Code of Ethics for Directors, Senior Executive, Financial and Accounting Officers
- Policy Statement on Business Ethics and Conflicts of Interests

All of our reports and corporate governance documents may also be obtained without charge, upon written request directed to the Chief Legal Officer, Rotech Healthcare Inc., 2600 Technology Drive, Suite 300, Orlando, Florida, 32804. Information contained on our website is not incorporated by reference into this annual report and is not a part of this annual report.

Executive Officers

Our executive officers and their respective ages and positions are as follows:

Name	Age	Position
Philip L. Carter	58	President, Chief Executive Officer and Director
Michael R. Dobbs	57	Chief Operating Officer
Steven P. Alsene	37	Chief Financial Officer and Treasurer

Philip L. Carter became President, Chief Executive Officer and a director of our company in December 2002. From March 2002 to November 2002, Mr. Carter was self-employed. From May 1998 to February 2002, Mr. Carter was the Chief Executive Officer and a director of Apria Healthcare Group Inc. Prior to joining Apria Healthcare Group Inc., Mr. Carter had served as President and Chief Executive Officer of Mac Frugal's Bargains Close-Outs Inc., a chain of retail discount stores, since 1995.

Michael R. Dobbs became Chief Operating Officer of our company in January 2003. Prior to joining our company, Mr. Dobbs was an officer of Apria Healthcare Group Inc., serving as Executive Vice President, Logistics from January 1999 to January 2003 and as Senior Vice President, Logistics from June 1998 to January 1999. Prior to joining Apria Healthcare Group Inc., Mr. Dobbs served as Senior Vice President of Distribution for Mac Frugal's Bargains Close-Outs Inc. from 1991 to 1998.

Steven P. Alsene became Chief Financial Officer and Treasurer of our company in September 2006. Prior to his formal appointment as Chief Financial Officer and Treasurer, Mr. Alsene served in such capacity on an interim basis since June 2006. Mr. Alsene joined our company in June 2003 as the Vice President of Internal Audit and has also served as our Vice President of Finance. From June 1999 to June 2003, Mr. Alsene was the Head of Corporate Audit Services of Harcourt Education, a division of Reed Elsevier PLC. From 1992 to 1999, Mr. Alsene served in various audit department capacities including audit manager with PricewaterhouseCoopers LLP. Mr. Alsene is a certified public accountant in the State of Florida. He received his Bachelor of Science in Accounting from Florida State University and holds a Masters in Accounting from Florida State University.

ITEM 1A. RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this Annual Report on Form 10-K. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risk. However, the risks and uncertainties our company faces are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

Risks related to our liquidity and our financing and capital structures

Our failure to comply with the financial covenants contained in our credit agreement could materially and adversely affect our operating results and financial condition.

Our current credit agreement contains certain financial covenants, including requirements regarding certain specified EBITDA thresholds and a specified consolidated total leverage ratio. We failed to comply with the financial covenants contained in our former credit agreement and we may be unable to maintain compliance with the EBITDA threshold and consolidated total leverage ratio included in our current credit agreement. If we are unable to comply the covenants contained in our current credit agreement, we will be in default under our credit agreement and, under certain circumstances, the lenders could elect to terminate their commitments thereunder, declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, could elect to exercise control over our cash through their rights under the deposit account and control agreement, and institute foreclosure proceedings against those assets that secure the borrowings under our credit agreement. Any such actions could force us into bankruptcy or liquidation. Furthermore, if our lenders caused all outstanding amounts with respect to the credit agreement debt to be due and payable immediately, we would simultaneously cross default under the indenture governing our 9 ½% senior subordinated notes. If accelerated, upon an event of default, our assets and cash flow would be insufficient to fully repay borrowings under our outstanding debt instruments. Also, if the indebtedness were accelerated, this would raise substantial doubt about our ability to continue as a going concern, which would likely cause a deterioration of our relationships with our customers and suppliers and adversely affect our revenues, profit margins, profitability, operating cash flows, results of operations and financial condition. We may not be able to refinance any of our debt, including any credit facilities and the notes, on commercially reasonable terms or at all in which case we may be required to consider all of our alternatives in restructuring our business and our capital structure including filing for bankruptcy protection.

We have substantial outstanding indebtedness, which could adversely affect our financial condition.

As of December 31, 2006, our total consolidated long-term debt (including current maturities) accounted for approximately 90% of our total capitalization. The degree to which we are leveraged could have important consequences, because:

- it could affect our ability to satisfy our obligations under our 9 ½% senior subordinated notes due 2012, including our ability and our decision to make interest payments thereunder when due and payable;
- a substantial portion of our cash flow from operations is required to be dedicated to interest and principal payments and therefore would not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;
- our existing credit agreement limits our ability to acquire businesses and incur indebtedness required to finance such acquisitions;
- our ability to finance and consummate transactions that may be critical to our strategic and financial condition could be limited;
- our ability to obtain additional financing in the future may be impaired;
- we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;
- it may make us more vulnerable in the event of a downturn in our business, our industry, or the economy in general;
- our flexibility in planning for, or reacting to, changes in our business and industry may be limited; and
- we are vulnerable to interest rate fluctuations because a portion of our debt is subject to variable interest rates.

Our ability to make payments on and to refinance our debt will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, business, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may need to refinance all or a portion of our debt, on or before maturity. We may not be able to refinance any of our debt, including our credit facility and our senior subordinated notes, on commercially reasonable terms or at all in which case we may be required to consider all of our alternatives in restructuring our business and our capital structure including filing for bankruptcy protection.

We may not be able to generate sufficient cash to enable us to pay our debt or fund our other liquidity needs.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our credit facilities in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. If additional unfavorable regulatory actions are taken with respect to the reimbursement rates that apply to our business, we experience any significant changes in non-cash working capital (including accounts receivable), we experience material adverse changes in payment patterns from CMS and its contractors or other third-party payors, we experience another payment hold by CMS similar to that experienced in September 2006, or if we are negatively impacted by other unforeseen factors, we may not have sufficient cash available to meet our working capital, capital expenditure and other cash needs through 2007. In addition, we may need, but be unable to obtain, access to our full credit facility (the commitment to fund the last $5.0 million of the revolving line of credit is subject to the approval of lenders holding a majority of the maximum credit amount then outstanding) in connection with meeting our cash needs. If these or other events take place, we may be required to consider all of our alternatives in restructuring our business and our capital structure including filing for bankruptcy protection.

We have substantial upcoming interest payments which we may be unable to pay.

We have interest payments of $13.6 million each due on April 2 and October 2, 2007 under the indenture governing our 9 ½% senior subordinated notes. It is our current intention to make these interest payments when due and our current cash projections indicate that the cash generated from our operations and funds available under our credit facility will be sufficient to make these interest payments. However, there can be no assurance that our current cash projections will be realized and if additional unfavorable regulatory actions are taken with respect to the reimbursement rates that apply to our business, we experience any significant changes in non-cash working capital (including accounts receivable), we experience material adverse changes in payment patterns from CMS and its contractors or other third-party payors, we experience another payment hold by CMS similar to that experienced in September 2006, or we are negatively impacted by other unforeseen factors, we may not have sufficient cash available to make these interest payments. In addition, we may need, but be unable to obtain, access to our full credit facility (the commitment to fund the last $5.0 million of the revolving line of credit is subject to the approval of lenders holding a majority of the maximum credit amount then outstanding) in connection with making such interest payments.

If we fail to make the required interest payments on our senior subordinated notes, we will be in default under the indenture governing our 9 ½% senior subordinated notes and, under certain circumstances, the indenture trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all notes to be immediately due and payable. Furthermore, if the indenture trustee or our noteholders declared all of our 9 ½% senior subordinated notes to be due and payable immediately, it would result in a cross default under our credit agreement. Our assets and cash flow would not be sufficient to fully repay borrowings under our outstanding debt instruments, if accelerated, upon an event of default. If the indebtedness were accelerated, this would raise substantial doubt about our ability to continue as a going concern, which would likely cause a deterioration of our relationships with our customers and suppliers and adversely affect our revenues, profit margins, profitability, operating cash flows, results of operations and financial condition. Any such actions could force us into bankruptcy or liquidation.

Failure to maintain current levels of collectibility of our accounts receivable would likely have a significant negative impact on our profitability and cash flow.

Billing and collection for our services is a complex process requiring constant attention and involvement by senior management and ongoing enhancements to information systems and billing center operating procedures.

We are paid for our services by various payors, including patients, insurance companies, Medicare, Medicaid and others, each with distinct billing requirements. We recognize revenue when we provide services to patients. However, our ability to collect these receivables is dependent on our submissions to payors of accurate and complete documentation. In order for us to bill and receive payment for our services, the physician and the patient must provide appropriate billing information. Following up on incorrect or missing information generally slows down the billing process and the collection of accounts receivable. Failure to meet the billing requirements of the different payors could result in a decline of our revenues, profitability and cash flow. We may experience significant delays in obtaining Medicare provider numbers which may result in delayed billings and could have a negative impact on accounts receivable collection and cash flows. Recently, a higher percentage of our accounts receivables have been remaining outstanding for longer periods. This increase in the aging of accounts receivable is due to numerous factors, including, increased transaction volumes from patient growth, general slowdowns in payment processing by Medicare and other third-party payors, delays caused by Medicare beneficiaries switching to HMOs, and billing disruptions related to the transition to electronic billing for certain third-party payors. We have reorganized our billing centers as well as billing functions in order to improve our collection process and also appointed a Vice President of Billing and Collections to implement these initiatives. While these initiatives are designed to improve the collection process, there can be no assurance that such initiatives will result in improved collections.

Further, even if our billing procedures comply with all third-party payor requirements, some of our payors may experience financial difficulties, may delay payments or may otherwise not pay accounts receivable when due, which would result in increased write-offs or provisions for doubtful accounts. For example, CMS placed a hold on payments for all claims under Medicare Parts A and B from all providers and all physicians during the last nine days of the 2006 Federal fiscal year (September 22—September 30, 2006). Information is not available to determine the exact impact of this payment hold; however, we have estimated the impact to be between $4.1 million and $7.7 million, which resulted in a corresponding increase in accounts receivable and decrease in cash at September 30, 2006. We received payment for claims impacted by the payment hold during the first two weeks of October 2006. In addition, we also continue to experience unpredictable and volatile payment patterns from CMS, its contractors and other third-party payors. As such, there can be no assurance that we will be able to maintain our current levels of collectibility or that third-party payors will not experience financial difficulties. If we are unable to collect our accounts receivable on a timely basis, our revenues, profitability and cash flow likely will significantly decline.

In addition, in connection with our consolidation of billing centers, we have experienced in the past short-term disruptions in our operations and collection efforts. If we experience such disruptions in the future, our revenues, profitability and cash flow may significantly decline.

A significant number of our outstanding shares of common stock are concentrated in a small number of stockholders which, acting together, could exercise significant influence over certain aspects of our business.

As of December 31, 2006, our five largest stockholders held in the aggregate approximately 67% of our outstanding common stock. These stockholders, acting together, could exercise significant influence on all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. In addition, any of these large stockholders acting singly could work to frustrate the majority.

Risks related to our reliance on Medicare, Medicaid and other third-party reimbursement

A substantial percentage of our revenue is attributable to Medicare. Our business may be significantly impacted by changes in Medicare reimbursement policies and recent legislative changes aimed at reducing health care costs.

A substantial percentage of our revenue is attributable to Medicare and, to a lesser extent, Medicaid. The remainder of our billings is paid by other third-party payors, including private insurers, and by the patients themselves. Medicare, Medicaid and other federally funded programs (primarily Veterans Administration contracts) accounted for approximately 71.0%, 66.7% and 67.8% for each of the years ended December 31, 2004, 2005 and 2006, respectively.

There have been a number of legislative and regulatory proposals to change the health care system in ways that could impact our ability to sell our products and services profitably. In the United States, federal and state lawmakers regularly propose and, at times, enact new legislation establishing significant changes in the healthcare system. News headlines continue to highlight the need to control health care spending in the Medicare and Medicaid programs, and this pressure may continue to intensify over time. Legislation continues to impact and reduce Medicare payment levels. Under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, additional reductions have been imposed. Changes under MMA include a reduction in payments for certain types of home medical equipment, including wheelchairs, nebulizers and oxygen equipment, a freeze in payments for certain home medical equipment from 2004 through 2008, competitive bidding requirements, new clinical conditions for payment and accreditation requirements and quality standards. In addition, as of January 1, 2005, MMA also reduced payments for inhalation drugs delivered through nebulizer equipment to an amount based on 106% of average sales price. Reductions in Medicare reimbursement for oxygen, nebulizers and inhalation medications could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations. We cannot predict the impact that any federal legislation enacted in the future will have on our revenues, profit margins, profitability, operating cash flows and results of operations.

Changes in the law or new interpretations of existing laws can have a dramatic effect on permissible activities, the relative costs associated with doing business and the amount of reimbursement by government and other third-party payors. Reimbursement from Medicare and other government programs is subject to federal and state statutory and regulatory requirements, administrative rulings, interpretations of policy, implementation of reimbursement procedures, renewal of Veterans Administration contracts, retroactive payment adjustments and governmental funding restrictions. Our levels of revenue and profitability, like those of other health care companies, are affected by the continuing efforts of government payors to contain or reduce the costs of health care by lowering reimbursement rates.

A substantial percentage of our business is derived from the sale of Medicare-covered HME items, including oxygen, and laws and policies currently in effect reduce payment amounts for certain categories of HME, including those of many of our products.

Currently, Medicare payments to us for our HME products are based on the lesser of the actual charge for the item or the applicable Medicare fee schedule amount. Under MMA, from 2004 through 2008, most payments for HME are frozen at the 2003 level unless the item becomes subject to further reductions based on Federal Employee Health Benefits Program median payment amounts (as described below), or is subject to competitive bidding. As of January 1, 2005, the fee schedule amounts for certain items of HME, including wheelchairs and nebulizers, were reduced based on the percentage difference between the amount of payment otherwise determined for 2002 and the median amount of payment under the Federal Employee Health Benefits Program, or FEHBP, as determined by the Office of Inspector General of DHHS, or OIG. The FEHBP adjusted payments are to remain "frozen" through 2008 unless the particular item becomes subject to competitive bidding. The fee schedule amounts for oxygen and oxygen equipment were also reduced based on this calculation.

The non-oxygen HME items subject to the Medicare price cuts accounted for approximately 4.1% of our recorded revenues in 2006. Furthermore, the reductions in the Medicare fee schedules for home oxygen equipment together with the additional reimbursement reductions mandated by the MMA in 2005 for other home medical equipment (excluding inhalation drugs) resulted in an aggregate reduction in our 2006 recorded revenues in the amount of approximately $17.9 million. We cannot predict the outcome of any future rulemaking by CMS. Any additional reductions in Medicare reimbursement rates for home oxygen equipment could have a material adverse effect on our revenues, profitability and results of operations.

The Deficit Reduction Act of 2005, or DRA, which was signed into law on February 8, 2006, also has made certain changes to the way Medicare Part B pays for our HME products, including capped rental items and oxygen equipment. For capped rental items, including hospital beds, nebulizers and power wheelchairs, Medicare has in the past paid a monthly rental fee for a period not to exceed 15 months of continuous use. Under the DRA, the maximum number of months for which Medicare is to make payment for such equipment decreased from 15 months to 13 months of continuous use, after which time ownership is automatically transferred to the beneficiary. This provision is effective for items furnished for which the first rental month is during or after January 2006. As to power wheelchairs, the DRA preserves an existing provision requiring that beneficiaries be given the option to purchase the power wheelchair at the time it is furnished. For oxygen equipment, prior to the DRA, Medicare made monthly rental payments indefinitely, provided medical need continued. The DRA capped the Medicare rental period for oxygen equipment at 36 months of continuous use, after which time ownership of the equipment transfers to the beneficiary. For purposes of this cap, the DRA provides for a new 36 month rental period that began January 1, 2006 for all oxygen equipment. This new 36 month rental period applies for beneficiaries starting to use the equipment as well as for those who have been using it prior to 2006. In addition to the changes in the duration of the rental period for capped rental items and oxygen equipment, the DRA authorizes payments for servicing and maintenance of the products after ownership transfers to the beneficiary if the Secretary of the Department of Health and Human Services determines the servicing and maintenance is reasonable and necessary. Prior to the changes by the DRA to the duration of the capped rental period and the new transfer of ownership requirement, Medicare payment for the capped rental items was made automatically every six months for servicing and maintenance for those products for which a Medicare supplier retained ownership after the capped rental period ended.

On November 1, 2006, CMS released a final rule to implement the DRA changes, which went into effect January 1, 2007. Under the rule, CMS explains the DRA's 36-month rental cap on oxygen equipment that began on January 1, 2006. CMS also revised categories and payment amounts for the oxygen equipment and contents during the rental period and for oxygen contents after equipment ownership by the beneficiary as follows:

- *Payment for Rental Period.* For stationary oxygen equipment, the 2007 payment amount is $198.40, a decrease of $1.44 from the 2006 amount. The portable oxygen add-on amount remains unchanged from 2006, at $31.79. CMS also created a new class for oxygen-generating portable oxygen equipment and a new monthly rental payment amount of $51.63 for this equipment.
- *Payment for Contents After Beneficiary Ownership.* Payment is based on the type of equipment owned and whether it is oxygen-generating. Previously, CMS paid a combined average monthly payment amount of $154.90 for furnishing oxygen contents for beneficiary-owned stationary and portable systems. This amount included payment for both stationary contents and portable contents. CMS will split this payment into a separate monthly payment amount for stationary oxygen content of $77.45 and a separate monthly payment amount for portable oxygen content of $77.45. This payment amount is for oxygen contents for equipment that is not oxygen-generating. If the beneficiary owns both stationary and portable equipment that is not oxygen-generating, the monthly payment amount for oxygen contents is $154.90. For stationary or portable oxygen equipment that is oxygen-generating, there will be no monthly payment for contents.

In its November 1, 2006 final rule, CMS also acknowledges certain other payments after ownership transfers, including payment for supplies such as tubing and masks. In addition, CMS details several requirements regarding a supplier's responsibility to maintain and service capped rental items and provides for a general maintenance and servicing payment for certain oxygen-generating equipment beginning six months after title has transferred to the beneficiary. While we do not expect the changes in rental periods and payment amounts for capped rental items and oxygen equipment to have a material impact on our business in 2007, at this time, we anticipate that the changes in rental period for capped rental items and oxygen equipment will have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations beginning in 2009. We cannot predict the impact that any future rulemaking by CMS will have on our business. If payment amounts for oxygen equipment and contents are further reduced in the future, this could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations. Additionally, President George W. Bush's proposed 2008 budget includes a further reduction in the maximum rental period for home oxygen equipment from 36 months to 13 months. It is not clear at this time whether this proposal or any other proposal will be included in the final 2008 budget approved by Congress, however, any further reductions to the maximum rental period for home oxygen equipment would likely have a material adverse affect on our revenues, profit margins, profitability, operating cash flows and results of operations.

A significant percentage of our business is derived from the sale of Medicare-covered respiratory medications, and laws and policies currently in effect impose significant reductions in Medicare reimbursement for such inhalation drugs.

The MMA revised the payment methodology for certain drugs, including inhalation drugs dispensed through nebulizers. Prior to MMA, Medicare paid for these drugs based on average wholesale price, or AWP, as reported by drug manufacturers. Beginning January 1, 2004, Medicare payments for inhalation drugs were reduced for most of our Part B inhalation drugs to 80% of AWP from 95% of AWP, a reduction of approximately 15 basis points. As of January 1, 2005, as required by MMA, payment amounts for most drugs are based on the average sales price, or ASP. These reductions in Medicare payment rates for inhalation drugs reduced our net revenues by approximately $39 million in 2005. The reduction in 2005 was partially offset by shifts in patient and product mix.

ASP is defined statutorily as the volume weighted average of manufacturers' average sales prices, calculated by adding the manufacturers' average sales prices for the drug in the fiscal quarter to the number of units sold and then divided by the total number of units sold for all national drug codes assigned to the product. Under the ASP methodology, Medicare generally will pay 106% of ASP for multiple source drugs and 106% of the lesser of ASP or wholesale acquisition cost for single source drugs. In addition, if the ASP exceeds the widely available market price or the average manufacturer price by more than a threshold amount, ASP is substituted with the lesser of the widely available market price or 103% of the average manufacturer price. This threshold amount was 5% in 2006, which is to be continued for 2007. ASP payment rates are calculated using the most recent manufacturer data available. Manufacturer ASP data submissions are due to CMS not later than 30 days after the last day of each calendar quarter. Quarterly updates are to be implemented to reflect these quarterly submissions by manufacturers. For example, fourth quarter 2005 data was used to calculate the ASP payment amounts for the second quarter of 2006. ASP payment amounts for our products may fluctuate from quarter to quarter. For each of the quarters of 2005, as well as each of the quarters of 2006, the ASP payment amounts for many drugs, including two prevalent inhalation drugs, albuterol sulfate and ipratropium bromide, are significantly less than the payment amounts for these drugs in 2004. Albuterol sulfate has been reduced from an average of $0.390 per milligram in 2004 (80% of AWP) to an average of $0.071 per milligram in 2005 (106% of ASP) and to an average of $0.069 per milligram in 2006 (106% of ASP). Ipratropium bromide has been reduced from an average of $2.820 per milligram in 2004 (80% of AWP) to an average of $0.210 per milligram in 2005 (106% of ASP) and to an average of $0.217 per milligram in 2006 (106% of ASP).

In addition to MMA changes in payment methodology, given the overall reduction in payment for inhalation drugs dispensed through nebulizers, CMS established a dispensing fee for inhalation drugs shipped to a beneficiary. The 2005 dispensing fee was $57 for a 30-day period or $80 for a 90-day period. Effective January 1, 2006, the dispensing fee for inhalation drugs furnished to beneficiaries remained at $57 for the first 30-day period in which a Medicare beneficiary uses inhalation drugs and was reduced to $33 for each subsequent 30-day period. The dispensing fee for a 90-day supply of inhalation drugs was likewise reduced to $66. These reductions in the 2006 Medicare dispensing fees reduced our net revenue by approximately $9.8 million for the year ended December 31, 2006. Medicare-reimbursed inhalation drug therapies provided by us accounted for approximately 18.2% and 11.5% of our recorded revenues for the years ended December 31, 2005 and 2006, respectively. The reduction experienced in 2006 was caused primarily by the decreased reimbursement rate for budesonide. The dispensing fees offset, to some extent, the reductions in payment rates for inhalation drugs established under the ASP methodology. Although CMS has indicated that the dispensing fee for 2007 will continue to be paid at the 2006 rate, future dispensing fee reductions or eliminations, if they occur, could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations. While we were able, based upon the dispensing fees, to continue to offer inhalation drugs to Medicare patients through 2006, the reductions in dispensing fees for 2006, along with the pricing changes resulting from the ASP payment rates have resulted in a further material reduction in the revenues and profitability of our inhalation drug business and we cannot predict whether it will continue to be economically feasible for us to provide inhalation drugs in the future. Reductions in Medicare reimbursement for oxygen, nebulizers and inhalation medications in 2006, many of which are expected to continue to exist for a number of years, could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations.

Effective January 1, 2006, CMS established a new billing code and payment methodology for compounded budesonide, which includes compounded budesonide formulations that we provide to Medicare beneficiaries based on a physician's prescription. Medicare reimbursement rates for compounded budesonide, beginning January 1, 2006, are based on pharmacy invoices submitted for individual claims. This payment amount reflects a reimbursement rate based on the acquisition of raw materials and is far below the prior years' payment amounts. For the year ended December 31, 2006, the new reimbursement rates for compounded budesonide resulted in a reduction in our recorded revenues of approximately $30.4 million. In light of the reduced reimbursement rates for compounded budesonide and to resolve certain issues associated with a warning letter received from the Food and Drug Administration (FDA) which is discussed in more detail below, we are not accepting new prescriptions for certain compounded products (including compounded formulations of budesonide) and, where clinically appropriate, have instituted a process to transition patients currently on these compounded products to commercially available alternative products. As a result of our decision to switch these patients to commercially available drug products, we have taken a one-time, non-cash charge of $4.0 million for the three months and year ended December 31, 2006, to write-off our pharmacy compounding equipment, capitalized costs associated with our compounding facility, and substantially all remaining balances for budesonide-related accounts receivable. The transition of these patients to commercially available alternative products is expected to have a positive impact on our revenues during 2007 when compared to 2006, however these products have lower margins and, accordingly, this patient transition will have a material adverse effect on our profit margins, profitability, operating cash flows and results of operations when compared to the reimbursements for the compounded products under the prior billing code and payment methodology in effect prior to 2006.

Effective January 1, 2007, CMS established new billing codes and payment methodologies for other compounded inhalation drugs, including albuterol and ipratropium. The revised codes distinguish compounded from non-compounded drugs, and Medicare payments for compounded formulations are to be based on invoices for the compounded materials. Our compounding activities with respect to other inhalation drugs are not material, as such we do not expect that the new billing codes and payment methodologies with respect to such drugs will have a material adverse effect on our revenues, profit margins, profitability, operating cash flows or results of operations.

Federal law establishing a competitive bidding process under Medicare could negatively affect our business and financial condition.

In 1999-2001, CMS conducted competitive bidding demonstrations for certain Medicare services. Under MMA, starting in 2007, Medicare is scheduled to begin a nationwide competitive bidding program in ten high-population metropolitan statistical areas ("MSAs") for certain high cost and high utilization items. The program is to expand to cover 80 MSAs in 2009 and additional areas thereafter. Competitive bidding will require suppliers to compete for the rights to provide items to beneficiaries in a defined region. Only a limited number of suppliers will be selected in any given MSA, resulting in restricted supplier choices for beneficiaries. Competitive bidding may result in lower reimbursement or the loss of our ability to provide services in certain regions. MMA permits certain exemptions from competitive bidding, including exemptions for rural areas and areas with low population density within urban areas that are not competitive, unless there is a significant national market through mail-order for the particular item. A large number of our facilities are located in such areas. However, the criteria for how the exemption will be applied have not yet been determined.

On April 24, 2006, CMS issued proposed regulations regarding the implementation of competitive bidding. The proposed regulations include, among other things, proposals regarding how CMS will determine in which MSAs to initiate the program and which products and product categories to competitively bid, conditions to be met for awarding contracts, and the "grandfathering" of existing oxygen and other HME agreements with beneficiaries if a supplier is not selected. CMS proposed a number of methodologies it is considering to evaluate bids and set the payment rates for the products that are competitively bid. The proposed regulations also would revise the methodology CMS would use to price new products not included in competitive bidding. The proposed regulations do not provide many of the details needed to assess the impact that competitive bidding and other elements of the rule will have on our business. Until the regulations are finalized, significant uncertainty remains as to how the competitive bidding program will be implemented.

Regulatory and other policy changes subject the Medicare reimbursement rates for our equipment and services to potential discretionary adjustment by the Centers for Medicare and Medicaid Services.

The Balanced Budget Act of 1997, or BBA 97, granted authority to the Secretary of the Department of Health and Human Services, or DHHS, to increase or reduce the reimbursement for home medical equipment, including oxygen, by up to 15% each year under an inherent reasonableness procedure. On December 13, 2005, CMS published a final rule implementing the inherent reasonableness authority, which became effective on February 11, 2006. The agency's final rule essentially left in place the criteria already articulated in an earlier interim final rule. The final rule allows the agency and its contractors to adjust payment amounts by up to 15% per year for certain items and services covered by Part B when the existing payment amount is determined to be grossly excessive or deficient. The regulation lists factors that may be used by CMS and its contractors to determine whether an existing reimbursement rate is grossly excessive or deficient and to determine what is a realistic and equitable payment amount. Also, under the regulation, CMS and its contractors will not consider a payment amount to be grossly excessive or deficient and make an adjustment if they determine that an overall payment adjustment of less than 15% is necessary to produce a realistic and equitable payment amount.

In addition to its inherent reasonableness authority, CMS has the discretion to reduce the reimbursement for home medical equipment to an amount based on the payment amount for the least costly alternative treatment that meets the Medicare beneficiary's medical needs. Least costly alternative, or LCA, determinations may be applied to particular products and services through the informal notice and comment process used in establishing local coverage policies for HME. This process need not be followed for LCA determinations made on individual claims. Using either its inherent reasonableness or least costly alternative authority, CMS and its contractors may reduce reimbursement levels for certain items and services covered by Part B, including products and services we offer, which could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations.

In March 2006, Medicare contractors issued a draft local coverage determination, or LCD, for nebulizers and inhalation drugs dispensed through nebulizers that are covered by Medicare Part B, which proposes to change significantly the payment rates and coverage criteria for several inhalation drugs that we dispense to beneficiaries, in part using the LCA mechanism discussed above. Specifically, the draft LCD proposes to reduce the payment amount for two FDA-approved drugs. The formulation of levalbuterol (commercially available under the name "Xopenex®") would be reduced to the maximum allowable payment for generic albuterol, and the payment amount for the commercially available combination of levalbuterol and ipratropium (commercially available under the name "DuoNeb®") to the maximum allowable payment for separate unit dose vials of albuterol and ipratropium. If implemented, these reductions could be as much as 95% for Xopenex and 74% for DuoNeb based on January 1, 2007 reimbursement rates. The draft LCD also would eliminate coverage for certain other nebulizer drugs due to a lack of sufficient scientific support for their administration with a nebulizer and would establish maximum monthly utilization limits for budesonide. The Medicare contractors have accepted written public comments on the proposed changes and also held public meetings to receive comments on the draft LCD. If adopted as proposed, the draft LCD could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations. Further, as to coverage policies, CMS has initiated a national coverage analysis to evaluate Medicare coverage at the national level for beta adrenergic agonist therapy drugs used for lung diseases. CMS expects to issue its national coverage memorandum on September 18, 2007. At this time we cannot predict the full impact of the national coverage analysis on our business.

Future reductions in reimbursement rates under Medicaid could negatively affect our business and financial condition.

Due to budgetary shortfalls, many states are considering, or have enacted, cuts to their Medicaid programs. These cuts have included, or may include, elimination or reduction of coverage for some or all of our equipment and services, amounts eligible for payment under co-insurance arrangements, or payment rates for covered items. Continued state budgetary pressures could lead to further reductions in funding for the reimbursement for our equipment and services which, in turn, could have a material adverse effect on our revenues, profitability and results of operations.

In addition to cost containment initiatives associated with Medicare and Medicaid, we are affected by continuing efforts by private third-party payors to control their costs. If we lower our prices due to pricing pressures from private third-party payors, our results of operations and financial condition would likely deteriorate.

Private payors continually seek to control the cost of providing health care services through direct contracts with health care providers, increased oversight and greater enrollment of patients in managed care programs and preferred provider organizations. These private payors are increasingly demanding discounted fee structures and the assumption by the health care provider of all or a portion of the financial risk. Reimbursement payments under private payor programs may not remain at current levels and may not be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs, and we may suffer deterioration in pricing flexibility, changes in payor mix and growth in operating expenses in excess of increases in payments by private third-party payors. We may be compelled to lower our prices due to increased pricing pressures, which could cause our results of operations and financial condition to deteriorate.

Risks related to our compliance with federal and state regulatory agencies, as well as accreditation standards

The FDA has asserted that our pharmacy compounding practices with respect to certain products constitute drug manufacturing which could require us to discontinue compounding activities for these and other products, and we could be subject to enforcement action, including temporary or permanent suspension of part or all of our compounding operations or seizure of part or all of our compounded formulations.

Our Pulmo-Dose pharmacy in Murray, Kentucky dispenses compounded preparations of drug products that are not commercially available, based upon a patient's individual need and at a physician's specific request. Pharmacy compounding, or the preparation of a dosage, combination or variation of a drug that has not been approved by the Food and Drug Administration (FDA), is considered to be within the practice of pharmacy and is regulated primarily under state law. However, some of the activities that we consider to be compounding may be viewed by the FDA as the manufacture of a new drug product, which would subject such activities to rigorous regulation by the FDA under the Federal Food Drug and Cosmetic Act (FFDCA). The line between the activities that constitute drug compounding and the activities that constitute drug manufacturing is not clear, and the FDA may define the scope of drug manufacturing activities more broadly than we or the state pharmacy board do. In recent years, the FDA has increased its scrutiny of pharmacy compounding activities, and has issued several warning letters citing pharmacies for violations of the FFDCA based, in part, on volumes and types of compounded pharmaceutical products. On August 1, 2005, the FDA initiated an inspection of our Pulmo-Dose pharmacy in Murray, Kentucky. The FDA completed its audit on August 12, 2005 and noted three inspectional observations. We promptly submitted a response to the FDA and continued to engage in ongoing communications with the FDA regarding the inspection and the FDA's continuing review of our pharmacy's activities.

On August 10, 2006, we received a warning letter from the FDA relating to our subsidiary, Pulmo-Dose, Inc. The warning letter states that Pulmo-Dose's compounding of formulations of budesonide, albuterol/ipratropium, and formoterol/budesonide exceeds the scope of the practice of pharmacy and that Pulmo-Dose is operating as a pharmaceutical manufacturer and not a pharmacy engaged in extemporaneous compounding.

We submitted a formal response to the warning letter on September 8, 2006, explaining that while we disagree with the FDA's assertions, we have commenced, in collaboration with our patients' physicians, a process to switch patients currently taking the compounded products identified in the warning letter to drug products that are commercially available, where clinically appropriate. In addition, we are not accepting any new prescriptions for these compounded products. As of March 5, 2007, of the approximately 15,000 patients previously receiving compounded drug products, over 12,500 have been successfully switched to commercially available drug products. We continue to work with our patients' physicians to switch the remaining patients and expect completion of this process within the next few months. As a result of our decision to switch these patients to commercially available drug products, we have taken a one-time, non-cash charge of $4.0 million for the three months and year ended December 31, 2006, to write-off our pharmacy compounding equipment, capitalized costs associated with our compounding facility, and substantially all remaining balances for budesonide-related accounts receivable. The transition of these patients to commercially available alternative products is expected to have a positive impact on our revenues during 2007 when compared to 2006, however, these products have lower margins and, accordingly, this patient transition will have a material adverse effect on our profit margins, profitability, operating cash flows and results of operations when compared to the reimbursements for the compounded products under the prior billing code and payment methodology in effect prior to 2006.

On January 8, 2007, the FDA responded to our letter and indicated that, based on its reanalysis of the assertions made in the warning letter, it remains the FDA's view that Pulmo-Dose is a drug "manufacturer" within the meaning of the FFDCA. The FDA further stated that this conclusion applies to all of the preparations compounded at Pulmo-Dose and not just those identified in the warning letter. We submitted our written response to the FDA's January 8, 2007 letter on March 5, 2007 and we remain committed to working with the FDA to resolve this matter. However, we are unable to predict whether or when we will be able to reach a satisfactory resolution of this matter. As noted above, our compounding activities with respect to other inhalation drugs are not material.

Our pharmacy locations and operations are subject to extensive regulation by state and federal authorities and there can be no assurance that we are fully compliant with such regulations.

Under state law, our pharmacy locations must be licensed as in-state pharmacies to dispense pharmaceuticals in the relevant state of location. We deliver pharmaceuticals from our pharmacy location in Kentucky to customers in 47 states, and, where required by state pharmacy law, we must obtain and maintain licenses from each state to which we deliver such pharmaceuticals. We are therefore subject to state boards of pharmacy laws and regulations in nearly all jurisdictions where we do business. These laws can vary significantly from state to state and, while we continuously monitor state activities and changes in the law, there can be no assurance that we are fully compliant with all laws and regulations that may apply to our pharmacy operations in particular jurisdictions. Many states enforce their pharmacy laws through periodic facility inspections. State authorities may also raise inquiries or complaints regarding our pharmacy practices in connection with the renewal of our license in a particular state or for other reasons. Failure to comply with applicable state regulatory requirements can result in enforcement action, including fines, revocation, suspension or failure to renew our state pharmacy licenses, injunctions, seizures, and civil or criminal penalties.

Our business, including our participation in the Medicare and Medicaid program, is subject to extensive laws and government regulations. Failure by us to comply with these laws and regulations could subject us to severe sanctions and have a significant negative impact on our operations.

We are subject to stringent laws and regulations at both the federal and state levels, including:

- billing practices including substantiation and record keeping requirements;
- prohibitions on fraud and abuse, kickbacks, rebates and fee splitting;
- licensing and certification requirements;
- confidentiality, privacy and security issues in connection with medical records and patient information;
- relationships with physicians and other referral sources;
- operating policies and procedures;
- qualifications of health care and support personnel;
- quality of durable medical equipment and other medical equipment;
- handling, distribution and disposal of pharmaceutical products and medical waste;

- quality assurance; and
- occupational safety.

Existing United States laws governing Medicare and state health care programs such as Medicaid, as well as similar laws enacted in many states, impose a broad variety of prohibitions on soliciting, receiving, offering or paying, directly or indirectly, any form of remuneration, payment or benefit for the referral of a patient for services or products reimbursable by Medicare or a state health care program. The federal government has published regulations that provide exceptions or "safe harbors" for business transactions that will be deemed not to violate these prohibitions. Violation of these prohibitions may result in civil and criminal penalties and exclusion from participation in Medicare and state health care programs.

The federal and state "Stark Laws" impose a broad range of restrictions upon referring physicians (and their immediate family) and providers of certain designated health services under Medicare and state health care programs, including restrictions on financial relationships between the referring physicians and the providers of the designated health care services. Services that we provide are classified as designated health services and fall within the regulatory scope of the Stark Laws. Significant criminal, civil and administrative penalties may be imposed for violation of these laws.

We are also subject to strict licensing and safety requirements by the federal government and many states. Furthermore, many state laws prohibit physicians from sharing professional fees with non-physicians and prohibit non-physician entities, such as us, from practicing medicine and from employing physicians to practice medicine.

In addition, both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of health care companies, as well as their executives and managers. These investigations relate to a wide variety of matters, including referral and billing practices.

Further, amendments to the False Claims Act have made it easier for private parties to bring "qui tam" whistleblower lawsuits against companies. Some states have adopted similar state whistleblower and false claims provisions.

The Office of the Inspector General of the DHHS and the Department of Justice, or the DOJ, have, from time to time, established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Some of our activities could become the subject of governmental investigations or inquiries. In 2002, we entered into a settlement agreement with the DOJ and the DHHS to settle claims against Rotech Medical Corporation relating to certain Medicare and Medicaid billings. In addition, we or our executives could be included in other governmental investigations or named as defendants in private litigation, resulting in adverse publicity against us.

On April 30, 2003, federal agents served search warrants at our corporate headquarters and four other facilities in three states and were provided access to a number of current and historical financial records and other materials. Since that time, we have received subpoenas on behalf of the United States Attorney's Office for the Northern District of Illinois relating to the same subject matter including information relating to Medicare billing and Department of Veterans Affairs contracting. We are cooperating fully with the investigation. However, we can give no assurances as to the duration of the investigation or as to whether or not the government will institute proceedings against us or any of our employees or as to the violations that may be asserted.

In February of 2007, a representative from the California Department of Health Services (the "Department") conducted surveys at two locations; 1175 Chess Drive, Unit B, Foster City, CA and 907 Trancas Street, Napa, CA. Each location is licensed by the Department as a "Home Medical Device Retailer" and as such, must comply with certain statutes under the California Health and Safety Code (the "Code"). The Department's representative alleged that each location was in violation of certain sections of the Code. In the Napa location, an embargo notice was also issued with respect to the dispensing of legend items. Certain legend items were erroneously dispensed during the embargo resulting in an additional notice of violation for the Napa location. The embargo was lifted by the Department after immediate corrective actions were taken. Both locations are preparing a final corrective action plan for the alleged violations for submission to the Department. In addition, we have provided information relating to equipment maintenance requirements requested by the representative. This investigation remains open, we intend to continue to cooperate with the investigation and we have suspended billings from these locations to government healthcare programs and all other payors pending implementation of certain corrective actions. If the Department so elects, the Code allows it to pursue administrative or civil action, with maximum civil penalties of up to $1,000 per violation. In addition, any violation of an embargo is a misdemeanor under California law. If the matter is referred for criminal prosecution, and there is a criminal conviction, the penalty is imprisonment for not more than one year in the county jail and/or a maximum fine of $1,000 per violation. If we are found to have failed to comply with applicable regulatory requirements, any resulting enforcement action, including related fines, injunctions, and civil or criminal penalties, could limit our ability to operate our Foster City and Napa locations, which could adversely affect our business and results of operations.

If we fail to comply with the laws and regulations relevant to our business, we could be subject to civil and/ or criminal penalties, demands from the government for refunds or recoupment of amounts previously paid to us by the government, facility shutdowns and possible exclusion from participation in federal health care programs such as Medicare and Medicaid, any of which could have a significant negative impact on our operations. Some statutory and regulatory provisions, principally in the area of billing, have not been interpreted by the courts and may be interpreted or applied in a manner that might adversely affect us. Changes in health care laws or new interpretations of existing laws may have a dramatic effect on our business and results of operations.

Lack of accreditation of our operating centers or failure to meet government standards for coverage could result in a decline in our revenues.

Currently, approximately 96.9% of our operating centers are accredited by the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO. If future reviews by JCAHO do not result in continued accreditation of our operating centers, we would likely experience a decline in our revenues. Further, under MMA, any entity or individual that bills Medicare for home medical equipment and certain supplies and has a supplier number for submission of claims must be accredited as meeting quality standards issued by CMS as a condition of receiving payment from the Medicare program. On August 14, 2006, CMS published its quality standards for HME suppliers. As an entity that bills Medicare and receives payment from the program, we will be subject to these standards. The final standards consist of business-related standards, such as financial and human resources management requirements, which would be applicable to all HME suppliers, and product-specific quality standards, which focus on product specialization and service standards. The proposed product-specific standards address several of our products, including oxygen and oxygen equipment, CPAP and power and manual wheelchairs and other mobility equipment. We have revised our policies and procedures to ensure compliance in all material respects with the quality standards.

On July 31, 2006, CMS issued a final rule, which implements criteria for accrediting organizations to be selected by CMS to apply the final quality standards. In addition, on November 22, 2006, CMS announced that JCAHO has been selected to be one of the recognized accreditation organizations. CMS has not addressed whether suppliers that are already accredited by the selected accreditation organizations, such as JCAHO, will be "grandfathered." The final rule does not provide us with sufficient information to predict the impact of competitive bidding or the final accreditation criteria on our business.

MMA also authorizes CMS to establish clinical conditions for payment for home medical equipment. These new clinical conditions for payment could limit or reduce the number of individuals who can sell or provide our products and could restrict coverage for our products. In addition, because we have Medicare supplier numbers and are subject to any new clinical conditions for payment, our failure to meet such conditions could affect our ability to bill and therefore could have a material adverse effect on our business, revenues, profit margins, profitability, operating cash flows and results of operations. At this time, we cannot predict the full impact that the clinical conditions will have on our business.

We are subject to periodic audits by governmental and private payors.

We are subject to periodic audits by Medicare and Medicaid programs, and the oversight agencies for these programs have rights and remedies they can assert against us if they determine we have overcharged the programs or failed to comply with program requirements. These agencies could seek to require us to repay any overcharges or amounts billed in violation of program requirements, or could make deductions from future amounts otherwise due to us from these programs. We could also be subject to fines, criminal penalties or program exclusions. Private payors also reserve rights to conduct audits and make monetary adjustments. See "Business—Government Regulation" for a discussion of recent efforts by government payors to reduce health care costs.

Our medical gas facilities and operations are subject to extensive regulation by federal and state authorities and there can be no assurance that our medical gas facilities will achieve and maintain compliance with such regulations.

Our medical gas facilities and operations are subject to extensive regulation by the FDA and other federal and state authorities. The FDA regulates medical gases, including medical oxygen, pursuant to its authority under the federal Food, Drug and Cosmetic Act (FFDCA). Among other requirements, the FDA's current Good Manufacturing Practice (cGMP) regulations impose certain quality control, documentation and recordkeeping requirements on the receipt, processing and distribution of medical gas. The FDA and state authorities conduct periodic, unannounced inspections at medical gas facilities to assess compliance with the cGMP and other regulations. We currently have approximately 160 medical gas facilities subject to federal and state regulatory requirements, and we expend significant time, money and resources in an effort to achieve substantial compliance with the cGMP regulations and other federal and state law requirements at each of our medical gas facilities. However, there can be no assurance that these efforts will be successful and that our medical gas facilities will achieve and maintain compliance with federal and state law regulations. Further, our medical gas facilities are subject to state regulation under health and safety laws that vary from state to state. As a result, our medical gas facilities are periodically inspected by state authorities, and we therefore must expend resources in identifying and ensuring compliance with laws and regulations that apply to our medical gas operations in each state in which we do business. Our failure to achieve and maintain regulatory compliance at our medical gas facilities could result in enforcement action, including warning letters, fines, product recalls or seizures, temporary or permanent injunctions, and civil or criminal penalties which would materially harm our business, financial condition and results of operations.

If we do not comply with laws and regulations governing the confidentiality of medical information, we could be subject to criminal penalties and civil sanctions.

In 1996, the Health Insurance Portability and Accountability Act (HIPAA) was enacted, among other things, to establish uniform standards governing the conduct of certain electronic health care transactions and to protect the security and privacy of individually identifiable health information maintained or transmitted by health care providers, health plans and health care clearinghouses.

Three standards have been promulgated under HIPAA with which we currently are required to comply. We must comply with the Standards for Electronic Transactions, which establish standards for common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures; unique identifiers for providers, employers, health plans and individuals; security; privacy; and enforcement. We were required to comply with these Standards by October 16, 2003. We also must comply with the Standards for Privacy of Individually Identifiable Information, which restricts our use and disclosure of certain individually identifiable health information. We were required to comply with the Privacy Standards by April 14, 2003. In addition, the Security Standards required us to implement certain security measures to safeguard certain electronic health information by April 20, 2005. We believe we are in compliance in all material respects with these HIPAA standards. One other standard relevant to our use of medical information has been promulgated under HIPAA, although our compliance with this standard is not yet required. CMS published a final rule, which will require us to adopt a Unique Health Identifiers for use in filing and processing health care claims and other transactions by May 23, 2007. While the government intended this legislation to reduce administrative expenses and burdens for the health care industry, our compliance with this law may entail significant and costly changes for us. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

If we fail to comply with our Corporate Integrity Agreement or the terms of our settlement with the federal government, we could be subject to severe sanctions and be excluded from participating in federal and state health care programs, as well as adverse publicity, which could result in a material decrease in our revenue and seriously undermine our ability to compete for business, negotiate acquisitions, hire new personnel and otherwise conduct our business.

On February 11, 2002, our predecessor entered into a Corporate Integrity Agreement with the DHHS. We have assumed the obligations under this agreement (and the settlement with the federal government). Pursuant to the terms of this agreement, we are obligated to implement procedures designed to ensure compliance with the requirements of Medicare, Medicaid and all other federal health care programs. The term of the Corporate Integrity Agreement expired in February 2007, however, certain sections of the agreement (including, OIG inspection, audit and review rights and document retention obligations) remain in effect until the OIG has completed its review of our final annual report and any additional materials submitted by us pursuant to OIG's request. We are required to submit our final annual report on or before July 11, 2007. Among other things, the Corporate Integrity Agreement requires us to conduct internal claims reviews relating to our Medicare billing. We must file reports of the reviews with the Office of Inspector General of the Department of Health and Human Services. As a result of these reviews we may be required to refund certain payments to the federal government and/or be subject to penalties resulting from such overpayments. In addition, failure by us to comply with the Corporate Integrity Agreement could subject us to substantial monetary penalties, exclusion from participation in federal health care programs, as well as adverse publicity, which could seriously undermine our ability to compete for business, negotiate acquisitions, hire new personnel and otherwise conduct our business, and could result in a deterioration in our financial condition and results of operations. See "Business—Corporate Integrity Agreement" for a more detailed description of the terms of the Corporate Integrity Agreement.

Risks related to operational and financial performance

Inability to maintain significant vendor relationships could result in a significant disruption in our business, materially adversely affect our results of operations and result in an inability to serve our patients if we lose these relationships.

We currently have certain critical vendor relationships. Although we have been able to maintain such relationships without material interruption in the past, there can be no assurance that such relationships will continue. Should any of these vendors elect not to provide services, equipment, inhalation drugs or supplies to us, there would likely be a significant disruption to our business, a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations and an inability to serve our patients until such time as a replacement vendor could be identified. This could occur if there is a deterioration or perceived deterioration of our financial position, including our standing with respect to our senior subordinated debt. Moreover, there can be no assurance that the pricing structure that we currently enjoy would be matched by a replacement vendor. Additionally, any future issues with liquidity, debt covenant compliance or declines in our results of operations, could adversely impact our ability to leverage our purchasing activities with new or existing vendors.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, operating results and stock price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our business and operating results could be harmed. The Sarbanes-Oxley Act of 2002, as well as related rules and regulations implemented by the SEC, have required changes in the corporate governance practices and financial reporting standards for public companies. These laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002, have increased our legal and financial compliance costs and made many activities more time-consuming and more burdensome. The costs of compliance with these laws, rules and regulations have adversely affected our financial results. Moreover, we run the risk of non-compliance, which could adversely affect our financial condition or results of operations or the trading price of our stock.

We have in the past discovered, and may in the future discover, areas of our internal control over financial reporting that need improvement. We have devoted significant resources to remediate any deficiencies we have discovered and improve our internal control over financial reporting and based upon management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, management concluded that our internal control over financial reporting was effective as of such date. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

If we do not enhance and maintain effective and efficient information systems, our operations may be disrupted and our anticipated operating efficiency may not be realized.

Our operations are dependent on the enhancement and uninterrupted performance of our information systems. Failure to enhance and maintain reliable information systems or disruptions in our information systems could cause disruptions in our business operations, including billing and collections, loss of existing patients and difficulty in attracting new patients, patient and payor disputes, regulatory problems, increases in administrative expenses or other adverse consequences, any or all of which could disrupt our operations and prevent us from achieving operating efficiency.

Increases in our costs could erode our profit margins and substantially reduce our net income and cash flows.

Cost containment in the health care industry, fueled, in part, by federal and state government budgetary shortfalls, is likely to result in constant or decreasing reimbursement amounts for our equipment and services. As a result, we must control our operating cost levels, particularly labor and related costs. We compete with other health care providers to attract and retain qualified or skilled personnel. We also compete with various industries for lower-wage administrative and service employees. Since reimbursement rates are established by fee schedules mandated by Medicare, Medicaid and private payors, we are not able to offset the effects of general inflation in labor and related cost components, if any, through increases in prices for our equipment and services. Consequently, such cost increases could erode our profit margins and reduce our net income.

We may write off additional intangible assets, such as goodwill.

As a result of the implementation of "fresh-start" reporting during 2002, the assets and liabilities of Rotech Medical Corporation were revalued, which resulted in approximately $692.2 million of reorganization value in excess of fair value of identifiable assets-goodwill. As of December 31, 2006, the reorganization value in excess of fair value of identifiable assets-goodwill was approximately $163.2 million after we recorded $529.0 million in impairment charges, as described below. Other goodwill represents the excess of cost over fair value of assets acquired and liabilities assumed of purchased operations. As of December 31, 2006, this goodwill was approximately $43.9 million. Any future acquisitions by us will likely result in the recognition of additional intangible assets.

Due to an overall decline in our profitability which resulted primarily from decreases in Medicare reimbursement rates, including the recent reductions for compounded budesonide and the resulting decline in our market capitalization, we recorded non-cash goodwill impairment charges of $529.0 million for the year ended December 31, 2006.

On an ongoing basis, we evaluate whether facts and circumstances indicate any impairment of value of intangible assets. If we determine that a significant impairment has occurred, we would be required to write-off the impaired portion of the unamortized intangible assets, which could have a material adverse effect on our results of operations in the period in which the write-off occurs.

We may be subject to claims arising from investigations and legal proceedings, which could have a significant negative impact on our results of operations and profitability.

The nature of our business subjects us to litigation in the ordinary course of our business. In addition, we are from time to time involved in other legal proceedings. In connection with its emergence from bankruptcy, claims made against our predecessor prior to the date it filed for bankruptcy protection were satisfied in accordance with the terms of its plan of reorganization or pursuant to settlement agreements approved by the Bankruptcy Court. However, although management believes that all pre-petition state claims have also been discharged or dealt with in the plan of reorganization, states in other bankruptcy cases have challenged whether, as a matter of law, their claims could be discharged in a federal bankruptcy proceeding if they never made an appearance in the case. The issue has not been finally settled by the United States Supreme Court. Therefore, there is no assurance that a court would find that emergence from bankruptcy would discharge all such state claims against us or our predecessor involving pre-petition claims. Any such claim not discharged could result in a decline in our financial condition and profitability. Since the date of confirmation of the plan of reorganization, we have not and our predecessor has not received any correspondence from a state challenging the pre-petition discharge of claims.

If the coverage limits on our insurance policies are inadequate to cover our liabilities or our insurance costs continue to increase, our financial condition and results of operations would likely decline.

Participants in the health care industry, including us, are subject to substantial claims and litigation in the ordinary course, often involving large claims and significant defense costs. As a result of the liability risks inherent in our lines of business we maintain liability insurance intended to cover such claims. Our insurance policies are subject to annual renewal. The coverage limits of our insurance policies may not be adequate, and we may not be able to obtain liability insurance in the future on acceptable terms or at all. In addition, we have been advised by our insurance broker that our insurance premiums will be subject to increases in the future, which increases may be material. If the coverage limits are inadequate to cover our liabilities or our insurance costs continue to increase, our financial condition and results of operations would likely decline.

In the event that we acquire companies, we may incur unknown liabilities for their past practices, we may be unable to successfully integrate such companies into our operations and our results of operations could deteriorate.

If we acquire additional companies, there can be no assurance that we will be able to integrate such companies successfully or manage our expanded operations effectively and profitably. The process of integrating newly acquired businesses may be costly and disruptive. Our operational, financial and management systems may be incompatible with or inadequate to cost-effectively integrate and manage the acquired systems. As a result, billing practices could be interrupted and cash collections on the newly acquired business could be delayed pending conversion of patient files onto our billing systems and receipt of appropriate licensures and provider numbers from government payors. The integration may place significant demands on our management, diverting their attention from our existing operations. If we are not successful in integrating acquired businesses, our results of operations would likely decline.

We may acquire businesses with unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations. We have policies to conform the practices of acquired facilities to our standards and applicable law and generally intend to seek indemnification from prospective sellers covering these matters. We may, however, incur material liabilities for past activities of acquired businesses.

Risks related to competition and referral sources

If we lose relationships with managed care organizations and other third-party payors, we could lose access to patients and our revenue would likely decline.

Managed care organizations and other third-party payors have continued to consolidate in order to enhance their ability to influence the delivery of health care services and to build volume that justifies discounted prices. Consequently, the health care needs of a large percentage of the United States population are now provided by a small number of managed care organizations and third-party payors. These organizations, including the Veterans Administration, generally enter into service agreements with a limited number of providers for needed services. To the extent such organizations terminate agreements with us and/or engage our competitors, our business could be materially adversely affected. If we lose relationships with managed care organizations and other third-party payors, including the Veterans Administration, we could lose access to patients and our revenue would likely decline. Effective January 31, 2006, CIGNA Healthcare ("CIGNA") amended its contract with Gentiva Health Services ("Gentiva"), whereby Gentiva would no longer coordinate specific respiratory therapy and DME services on behalf of CIGNA. Through our contract with Gentiva, we were a primary provider of such respiratory therapy and DME services to CIGNA patients and as a result of this contract amendment, we experienced a reduction of approximately $19.3 million in net revenues for the year ended December 31, 2006.

If we fail to cultivate new or maintain established relationships with the physician referral sources, our revenues may decline.

Our success, in part, is dependent upon referrals and our ability to maintain good relations with physician referral sources. Physicians referring patients to us are not our employees, and are free to refer their patients to our competitors. If we are unable to successfully cultivate new referral sources and maintain strong relationships with our current referral sources, our revenues may decline.

We experience competition from numerous other home medical equipment providers, and this competition could result in a deterioration in our revenues and business.

The home medical equipment market is highly competitive and divided among a large number of providers, some of which are national providers but most of which are either regional or local providers. Home respiratory companies compete primarily on the basis of service rather than price since reimbursement levels are established by Medicare and Medicaid or by the individual determinations of private health plans. Our ability to compete successfully and to increase our referrals of new customers are highly dependent upon our reputation within each local health care market for providing responsive, professional and high-quality service, a professional staff with clinical and technical expertise and achieving strong customer satisfaction.

Some of our competitors may now or in the future have greater financial or marketing resources than we do. Our largest national home medical equipment provider competitors are Apria Healthcare Group, Inc., Lincare Holdings, Inc., American Home Patient, Inc., Praxair, Inc. and Air Products and Chemicals, Inc. The rest of the market consists of several medium-size competitors, as well as hundreds of smaller companies with under $5 million in revenues. Many of the smaller, owner-operated home medical equipment providers may have a higher level of service quality that is difficult to replicate. There are relatively few barriers to entry in local home health care markets. The competitive nature of the home medical equipment environment could result in a deterioration in our revenues and our business.

Risks related to recruiting, hiring and retaining qualified employees and directors

We are highly dependent on our key personnel.

Our performance is substantially dependent on the performance and continued efforts of our senior management team. The loss of the services of any of our executive officers or other key employees could result in a decline in our business, results of operations and financial condition. In particular, the loss of the services of our Chief Executive Officer, Philip L. Carter, could have a material adverse effect on our business and results of operations. We do not carry key person life insurance on any of our personnel. Our future success is dependent on the ability of our managers and sales personnel to manage and promote our business, operations and growth. Any inability to manage our operations effectively could have a material adverse effect on our business, sales, results of operations and financial condition.

If we are not able to hire qualified management and other personnel, or if costs of compensation or employee benefits increase substantially, our ability to deliver equipment and services effectively could suffer and our profitability would likely decline.

The success of our business depends upon our ability to attract and retain highly motivated, well-qualified management and other personnel. Our highest cost is in the payment of salaries to our approximately 4,900 full time employees. We face significant competition in the recruitment of qualified employees, which has caused increased salary and wage rates. If we are unable to recruit or retain a sufficient number of qualified employees, or if the costs of compensation or employee benefits increase substantially, our ability to deliver services effectively could suffer and our profitability would likely decline. Further, in the event that our business operations or financial condition further deteriorate, we may not be able to maintain or recruit critical employees.

We may be unable to recruit independent individuals to serve as members of our Board of Directors.

Our board of directors is currently comprised of five members, three of whom are independent under applicable NASDAQ marketplace rules. The chairman of our board of directors is not independent under applicable NASDAQ marketplace rules and currently serves on certain of our board committees under an exception to NASDAQ's independence requirements. In addition, there are currently two vacancies on our board of directors. Due to our current financial condition and the regulatory environment in which we operate, we may be unable to recruit independent individuals to serve on our board if required.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease our offices and facilities. Our corporate headquarters currently consists of 31,223 square feet (of which we sublease 10,165 square feet) in an office building located at 2600 Technology Drive, Orlando, Florida, 32804. It is leased to us for a seven-year period ending August 18, 2008 at a current base rate of $53,812 per month (including sales tax), plus operating costs (which have historically been approximately $6,000 per month (including sales tax)). In addition to our corporate headquarters, we lease office facilities for approximately 500 locations. These facilities are primarily used for general office work and the dispatching of registered respiratory therapists, registered nurses, registered pharmacists and delivery personnel. Our office facilities vary in size from approximately 550 to 60,000 square feet. The total space leased for these offices is approximately 2.37 million square feet at an average price of $8.81 per square foot. All of such office space is leased pursuant to operating leases. We believe that our office locations and other facilities are suitable and adequate for our planned needs.

ITEM 3. LEGAL PROCEEDINGS

Due to the nature of our business, we are involved in lawsuits that arise in the ordinary course of business. Management does not believe that any lawsuit we (or our predecessor, Rotech Medical Corporation) are a party to, if resolved adversely, would have a material adverse effect on our financial condition or results of operations.

On April 30, 2003, federal agents served search warrants at our corporate headquarters and four other facilities in three states and were provided access to a number of current and historical financial records and other materials. We have also received subpoenas on behalf of the United States Attorney's Office for the Northern District of Illinois relating to the same subject matter including information relating to Medicare billing and VA contracting. We are cooperating fully with the investigation; however, we can give no assurances as to the duration of the investigation or as to whether or not the government will institute proceedings against us or any of our employees or as to the violations that may be asserted. In addition, we received informal requests for information on March 7, 2003 and April 17, 2003 from the Division of Enforcement of the Securities and Exchange Commission related to matters that were the subject of our previously disclosed internal investigation regarding VA contracts and we have provided documents in response to such requests. We have not had any communications with the SEC regarding this matter since 2003. In addition, on August 25, 2005, we received a request for information and documents from the Division of Enforcement of the SEC related to our restatement of prior period financial results discussed in Note 21 to the consolidated financial statements included in our annual report on Form 10-K/A for the year ended December 31, 2004. We are fully cooperating with the SEC and have provided documents in response to such request. We have not had any communications with the SEC regarding this matter since September 2005. In addition, on July 15, 2005, a qui tam complaint brought by one of our former employees was unsealed and served on us and several of our subsidiaries. The complaint, filed in Texas federal court, alleges violations of the False Claims Act for fraudulent billing practices. The United States declined to intervene in the action. On September 1, 2005, we filed a motion to dismiss the complaint which remains pending. On March 6, 2006, the parties filed a joint motion to stay all activities in the case in order to engage in further discussions. The case is currently stayed until April 30, 2007. In addition, on November 7, 2006, one of our subsidiaries, Rothert's Hospital Equipment, Inc., received a subpoena from the Office of Inspector General for the Department of Health and Human Services. The subpoena requested documents relating to Medicare billing in the Covington, Kentucky, area between January 2003 and February 2004, as well as certain personnel records. We have produced the requested documents and we will continue to cooperate with the investigation.

As a health care provider, we are subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various government programs. The marketing, billing, documentation and other practices of health care companies are all subject to government scrutiny. To ensure compliance with Medicare and other regulations, regional carriers often conduct audits and request patient records and other documents to support claims submitted by us for payment of services rendered to patients. Similarly, government agencies periodically open investigations and obtain information from health care providers pursuant to legal process. Violations of federal and state regulations can result in severe criminal, civil and administrative penalties and sanctions, including disqualification from Medicare and other reimbursement programs.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our stockholders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Market under the trading symbol "ROHI". Prior to November 8, 2005, there was no established trading market for our common stock and our common stock traded in interdealer and over-the-counter transactions and price quotations were provided in the "pink sheets" by Pink Sheets LLC. Upon effectiveness of our predecessor's plan of reorganization on March 26, 2002, all of our outstanding common stock was distributed to our predecessor for further distribution to its senior creditors as contemplated by the plan of reorganization. Our common stock was issued pursuant to an exemption from the registration requirements of the Securities Act provided by Section 1145 of the Bankruptcy Code. Although we received no cash proceeds from the initial distribution of our common stock pursuant to the plan of reorganization, we received substantially all of the assets of our predecessor in consideration of the issuance of such stock.

The following table sets forth the high and low sale prices of our common stock for the periods indicated as reported by the Pink Sheets, LLC (January 1, 2005 through November 7, 2005) and the NASDAQ Global Market (November 8, 2005 through December 31, 2006), as applicable:

	High	Low
Fiscal 2005		
First Quarter	$28.45	$25.00
Second Quarter	$27.70	$24.10
Third Quarter	$27.77	$22.02
Fourth Quarter (through November 7, 2005)	$23.70	$15.30
Fourth Quarter (November 8, 2005 through December 31, 2005)	$17.29	$15.00
Fiscal 2006		
First Quarter	$17.49	$14.26
Second Quarter	$14.92	$ 3.58
Third Quarter	$ 3.81	$ 0.90
Fourth Quarter	$ 2.94	$ 0.74

As of March 5, 2007, there were 25,481,720 shares of our common stock outstanding and approximately 109 holders of record of our common stock. This number was derived from our stockholder records and does not include beneficial owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

We did not pay any cash dividends on our common stock for the fiscal years ended December 31, 2005 or 2006, and it is unlikely that we will pay any cash dividends on our common stock in the foreseeable future. The payment of cash dividends on our common stock will depend on, among other things, our earnings, capital requirements, financial condition and general business conditions. We are restricted from paying dividends on our common stock or from acquiring our capital stock by certain debt covenants contained in our senior secured credit facilities and the indenture governing our 9 ½% senior subordinated notes due 2012.

Each share of our Series A convertible redeemable preferred stock (Series A Preferred) has a stated value of $20 and entitles the holder to an annual cumulative dividend equal to 9% of its stated value, payable semi-annually at the discretion of our board of directors in cash or in additional shares of Series A Preferred. In the event dividends are declared by our board of directors but not paid for six consecutive periods, the holders of the Series A Preferred are entitled to vote as a separate class to elect one director to serve on our board of directors. Effective December 5, 2003, our board of directors adopted a policy of declaring dividends to the holders of the Series A Preferred under the Rotech Healthcare Inc. Employees Plan on an annual basis, with each such declaration to be made at the annual meeting of the board of directors with respect to dividends payable for the preceding year. Such policy commenced at the 2004 annual meeting of the board of directors and, in order to account for the period from the inception of the Rotech Healthcare Inc. Employees Plan to such date, the first declaration of dividends covered the preceding two years. Accordingly, in June 2004, dividends in the amount of $0.9 million were declared on our Series A Preferred and such dividends were paid during the first quarter of 2005. At each of the 2005 and 2006 annual meetings of the board of directors, dividends in the amount of $0.5 million were declared on our Series A Preferred. The 2005 dividend was paid in December 2005 and the 2006 dividend was paid in January 2007. In addition, in order to maintain compliance with certain requirements of Federal law applicable to the Rotech Healthcare Inc. Employees Plan, we made a cash contribution to the plan in the amount of $0.5 million during the fourth quarter of 2005.

We periodically repurchase shares of Series A Preferred from the Rotech Healthcare Inc. Employees Plan (the "Employees Plan") in order to fund the cash payment of benefits from the Employees Plan to certain plan participants that are no longer employed by us. During 2004 and 2006, we repurchased 804 and 2,688 shares, respectively. There were no such repurchases in 2005.

Performance Graph

The following graph shows changes from July 2002 to December 2006 in the value of $100 invested in Rotech Healthcare Inc., the NASDAQ Composite Index and the NASDAQ Health Services Index. The value of each investment is based on share price appreciation, with reinvestment of all dividends. The investments are assumed to have occurred at the beginning of the period presented. Upon effectiveness of our predecessor's plan of reorganization on March 26, 2002, all of our outstanding common stock was distributed to our predecessor for further distribution to the predecessor's senior creditors as contemplated by the plan of reorganization. Our common stock was issued pursuant to an exemption from the registration requirements of the Securities Act of 1933 provided by Section 1145 of the Bankruptcy Code. We have been informed by the transfer agent for our common stock that our common stock was distributed to the senior creditors of our predecessor on July 12, 2002. Prior to such distribution, we believe that our common stock may have traded on a "when-issued and distributed" basis. Accordingly, we have used July 12, 2002 as the beginning measurement point in the below performance graph. Our common stock was not registered under Section 12 of the Exchange Act until September 2004. It should be noted that this graph represents historical price performance and is not necessarily indicative of any future stock price performance.


COMPARISON OF 53 MONTH CUMULATIVE TOTAL RETURN*
Among Rotech Healthcare Inc., The NASDAQ Composite Index
And The NASDAQ Health Services Index
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
7/02
12/02
12/03
12/04
12/05
12/06
Rotech Healthcare Inc.
NASDAQ Composite
NASDAQ Health Services

* $100 invested on 7/12/02 in stock or on 6/30/02 in index-including reinvestment of dividends.
Fiscal year ending December 31.

Cumulative Total Return

	7/02	12/02	12/03	12/04	12/05	12/06
Rotech Healthcare Inc.	$100.00	$83.46	$114.94	$125.19	$ 83.76	$ 11.19
NASDAQ Composite	100.00	92.32	137.48	150.17	154.57	175.77
NASDAQ Health Services	100.00	82.88	115.08	144.70	159.72	159.78

ITEM 6. SELECTED FINANCIAL DATA

You should read the following selected financial data along with the section captioned "Management's discussion and analysis of financial condition and results of operations" and the audited consolidated financial statements and the related notes included in this report. The consolidated statement of operations data and consolidated balance sheet data for the years ended December 31, 2005 and 2006 have been derived from our audited financial statements included in this report. The consolidated statement of operations data for the year ended December 31, 2004 have been derived from our audited financial statements included in this report. The consolidated balance sheet data for the years ended December 31, 2002, 2003 and 2004 and consolidated statement of operations data for the three months ended March 31, 2002 for our predecessor and the nine months ended December 31, 2002 for us, as the successor company, have been derived from our audited financial statements not included in this report. Data have been presented for the three months ended March 31, 2002 and nine months ended December 31, 2002, rather than for the year ended on such date, because we had only nine months of operating results in fiscal year 2002 since our predecessor, Rotech Medical Corporation, emerged from bankruptcy on March 26, 2002. For all periods prior to April 1, 2002, the results of operations and other financial data set forth below refer to the business and operations of our predecessor which, upon emerging from bankruptcy, transferred substantially all of its assets to us in a restructuring transaction accounted for as of March 31, 2002. For all periods subsequent to March 31, 2002, the results of operations and other financial data refer to our business and operations, as the successor company to Rotech Medical Corporation.

	Predecessor Company	Successor Company				
	Three months ended March 31,	Nine months ended December 31,	Year ended December 31,			
(dollars in thousands)	2002	2002(1)	2003	2004	2005	2006
Statement of Operations Data:						
Net revenues	$ 152,545	$472,941	$580,599	$535,329	$533,182	$ 498,751
Costs and expenses						
Cost of net revenues	40,009	124,264	193,411	148,729	166,186	172,513
Provision for doubtful accounts	4,055	17,119	19,462	19,614	17,858	14,340
Selling, general and administrative	79,647	256,941	291,910	257,000	290,215	301,427
Depreciation and amortization(2)	2,839	8,572	16,828	15,191	18,123	17,162
Goodwill impairment(3)	—	—	—	—	—	529,000
Interest (income) expense, net	(17)	33,093	41,177	33,696	31,503	36,225
Other (income) expense, net	—	—	2,473	(2,475)	138	(187)
Loss on debt extinguishment	—	—	—	—	—	1,178
Provision for inventory losses	264	—	—	—	—	—
Total costs and expenses	126,797	439,989	565,261	471,755	524,023	1,071,658
Earnings (loss) before reorganization items, income taxes and extraordinary items	25,748	32,952	15,338	63,574	9,159	(572,907)
Reorganization items(4)	182,291	3,899	—	—	—	—
Earnings (loss) before income taxes and extraordinary items	(156,543)	29,053	15,338	63,574	9,159	(572,907)
Federal and state income (benefit) taxes	(1,206)	12,567	6,731	27,564	3,613	(38,808)
Earnings (loss) before extraordinary items	(155,337)	16,486	8,607	36,010	5,546	(534,099)
Extraordinary gain on debt discharge, net of taxes	20,441	—	—	—	—	—
Net earnings (loss)(2)	$(134,896)	$ 16,486	$ 8,607	$ 36,010	$ 5,546	$ (534,099)

(dollars in thousands)	Successor Company December 31, 2002	2003	2004	2005	2006
Balance Sheet Data					
Current assets	$ 146,733	$ 122,194	$ 157,385	$ 104,433	$104,181
Working capital	61,143	43,704	90,824	25,110	31,870
Total assets	1,104,399	1,007,981	1,019,359	1,018,684	497,133
Total debt, including current portion	478,513	368,000	330,171	329,514	384,866
Convertible redeemable preferred stock	5,346	6,101	5,343	5,343	5,343
Stockholders' equity	511,141	520,181	561,897	569,515	35,717

	Predecessor Company	Successor Company				
	Three months ended March 31,	Nine months ended December 31,	Year ended December 31,			
(dollars in thousands)	2002	2002	2003	2004	2005	2006
Selected Historical Financial Data:						
Capital expenditures	$ 15,299	$ 47,273	$ 41,993	$ 54,003	$ 78,768	$ 59,878
Cash flows provided by operating activities	26,409	99,698	148,279	134,225	60,681	15,549
Cash flows used in investing activities	(15,299)	(50,176)	(45,022)	(54,003)	(109,545)	(61,694)
Cash flows (used in)/provided by financing activities	(5,545)	(21,487)	(110,289)	(36,379)	(1,737)	42,188

(1) We adopted fresh-start reporting upon our emergence from bankruptcy, effective as of March 31, 2002. Under fresh-start reporting, our reorganization value is allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations; any portion not attributed to specific tangible or identified intangible assets are reported as an intangible asset referred to as "reorganization value in excess of value of identifiable assets—goodwill." In adopting fresh-start reporting, we engaged an independent financial advisor to assist in the determination of the reorganization value or fair value of the entity. See note 1 to the audited financial statements for the years ended December 31, 2004, 2005 and 2006.

In connection with our adoption of fresh-start reporting, we have obtained valuations of the patient service equipment and have reconsidered the estimated useful lives for this equipment and our other fixed assets. The new basis of patient service equipment, furniture and office equipment, and vehicles at March 31, 2002 are being depreciated over their respective remaining useful lives. Purchases of such property and equipment since March 31, 2002 are being depreciated over five years for patient service equipment, three years for computer equipment and five years for vehicles; leasehold improvements and furniture and equipment are unchanged. Prior to March 31, 2002, all such assets were depreciated over an average life of seven years. The effect of this change in estimate for the nine months ended December 31, 2002 was to increase depreciation by $1,271.

(2) Prior to March 31, 2002, property and equipment was stated at cost. Subsequent to March 31, 2002, property and equipment are stated at cost, adjusted for the impact of fresh start reporting. Patient service equipment represents medical equipment rented or held for rental to in-home patients. Certain patient service equipment is accounted for using a composite method, due to its characteristics of high unit volumes of relative low dollar unit cost items. Under the composite method, the purchase cost of monthly purchases of certain patient service equipment are capitalized and depreciated over five years using the straight-line convention, without specific physical tracking of individual items. We believe the five year depreciation period provides a proper matching of the cost of patient service equipment with the patient service revenues generated from use of the equipment, when considering the wear and tear, damage, loss and ultimately scrapping of patient service equipment over its life. Other property and equipment (including other patient service equipment) is accounted for by a specific identification system. Depreciation for other property and

equipment is provided on the straight-line method over the estimated useful lives of the assets, seven years for furniture and office equipment, five years for vehicles, three years for computer equipment, and the shorter of the remaining lease term or the estimated useful life for leasehold improvements.

During the second quarter ended June 30, 2003, management completed an assessment of the depreciation estimates made on April 1, 2002, related to long-lived assets acquired from our predecessor, Rotech Medical Corporation. Based on information then available, we revised our estimate of useful lives for certain of these assets from an aggregate of four years from the date acquired from our predecessor, to depreciating the assets over a period ending five years from the date the assets were originally acquired by our predecessor. The revised estimates on depreciable lives for approximately $138 million of rental property was necessary to more closely match the replacement rates of rental property acquired with its specific useful remaining life. As a result of that change in depreciation estimate, we recognized approximately $42.5 million in additional depreciation expense for the year ended December 31, 2003 which has been included as a component of cost of sales. This change in estimate resulted in a decrease to net income of approximately $23.8 million. Cost of net revenues as a percentage of net revenue was 30.4% for 2003 as compared to 22.6% for 2002.

During 2004, we undertook a project to physically count the patient service equipment within all of our respective operating locations and to estimate the equipment utilized for rental within patient homes. As a result of this project, we believe that certain of the equipment acquired from our predecessor company, Rotech Medical Corporation, is no longer in service or held by us or our patients. Such equipment was determined to have been fully depreciated prior to December 31, 2004. Accordingly, we have reduced the gross patient service equipment accounts and the related accumulated depreciation accounts by offsetting $52 million. This adjustment had no impact on our results of operations in 2004.

(3) Due to an overall decline in our profitability which resulted primarily from decreases in Medicare reimbursement rates, including reductions for compounded budesonide, and the resulting decline in our market capitalization, we recorded non-cash goodwill impairment charges of $529.0 million during the year ended December 31, 2006. Other than approximately $0.1 million paid in September 2006 in connection with the fifth amendment and limited waiver to our former credit agreement, these impairment charges did not result in cash expenditures and will not result in future cash expenditures.

(4) During the three months ended March 31, 2002 and the nine months ended December 31, 2002, we recorded the following as reorganization items:

	Predecessor Company	**Successor Company**
	Three months ended March 31,	**Nine months ended December 31,**
(dollars in thousands)	**2002**	**2002**
Severance and terminations	$ 837	$ —
Legal, accounting and consulting fees	175	1,928
Loss on sale/leaseback of vehicles	4,686	169
Priority tax claim allowed	9,000	—
Contribution of convertible redeemable preferred stock to an employee profit sharing plan	5,000	—
Administrative expense claims allowed	7,800	—
Fresh-start reporting adjustments	153,197	—
Loss on closure of discontinued branch operations and discontinued product lines, long-term incentive compensation and other charges resulting from reorganization and restructuring	1,596	1,802
	$182,291	$3,899

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements, related notes and other financial information appearing elsewhere in this report. In addition, see "Information Regarding Forward-Looking Statements" and "Risk Factors." Our predecessor, Rotech Medical Corporation emerged from bankruptcy on March 26, 2002 and subsequently transferred substantially all of its assets to us in a restructuring transaction. As used herein, unless otherwise specified or the context otherwise requires, references to "we", "our" and "us" refer to the business and operations of Rotech Healthcare Inc. and its subsidiaries for all periods subsequent to March 31, 2002 and to the business and operations of Rotech Medical Corporation and its subsidiaries for all periods prior to April 1, 2002.

Introduction

Background. We provide home medical equipment and related products and services in the United States, with a comprehensive offering of respiratory therapy and durable home medical equipment and related services. We provide equipment and services in 48 states through approximately 500 operating centers located primarily in non-urban markets.

Our revenues are principally derived from respiratory equipment rental and related services, which accounted for 87.8% and 88.5% of net revenues for the years ended December 31, 2005 and 2006, respectively. Revenues from respiratory equipment rental and related services include rental of oxygen concentrators, liquid oxygen systems, portable oxygen systems, ventilator therapy systems, nebulizer equipment and sleep disorder breathing therapy systems, and the sale of nebulizer medications. We also generate revenues through the rental and sale of durable medical equipment, which accounted for 11.2% and 11.5% of net revenues for the years ended December 31, 2005 and 2006, respectively. Revenues from rental and sale of durable medical equipment include hospital beds, wheelchairs, walkers, patient aids and ancillary supplies. We derive our revenues principally from reimbursement by third-party payors, including Medicare, Medicaid, the Veterans Administration (VA) and private insurers.

We are focused on specific initiatives to continue the growth in patient and product counts experienced during 2005 and 2006. These initiatives include expanded sales and operational training programs, as well as new sales commission and recognition programs. We believe these programs will better equip and motivate our sales force, and ultimately drive additional growth. In addition, we have reorganized our billing center employees into cross-functional teams, increased billing center staffing levels, and reduced our reliance on temporary labor in order to improve operating efficiencies. We also continue to actively monitor and manage our cash position and capital expenditures on a daily basis.

Strategic Initiatives. As a result of our highly leveraged position and the regulatory environment in which we operate, we are actively exploring and are engaged in discussions regarding various strategic transactions, such as an acquisition, debt exchange or equity offering or a combination of any such transactions. At December 31, 2006, we had approximately $384.9 million of long-term debt outstanding. One of the greatest risks relating to our high leverage is the possibility that a substantial down-turn in earnings, including as a result of adverse regulatory changes, could jeopardize our ability to service our debt payment obligations as discussed below. We continue to face the risk of future material adverse regulatory changes, similar to those experienced over the past several years. As a result of CMS' final rule to implement the DRA changes with regard to oxygen reimbursement as released in November 2006, we do not expect to be materially impacted with respect to oxygen reimbursement until 2009, when we do expect to be materially adversely impacted as a result of the DRA's 36-month rental cap on oxygen equipment. In addition, there are other proposed reimbursement changes which could materially impact our financial position, including proposed changes outlined in CMS' National Coverage Analysis. The risks and uncertainties related to the DRA's 36-month rental cap and the proposed changes in reimbursement outlined in CMS' National Coverage Analysis, as well as the current impact of recent reimbursement changes, are discussed in more detail under the heading "Business—Government Regulation" in Part I, Item 1 above. We believe that a strategic transaction may be necessary to delever our balance sheet and strengthen our operating and financial conditions. Such a transaction could also strengthen our competitive position.

Upcoming Interest Payments. We have interest payments of $13.6 million each due on April 2 and October 2, 2007 under the indenture governing our 9 ½% senior subordinated notes. Management believes they have the ability to manage our cash flows in order to be able to meet our obligations as they become due during 2007. It is our current intention to make these interest payments when due and our current cash projections indicate that the cash generated from our operations and funds available under our credit facility will be sufficient to make these interest payments. However, if our current cash projections are not realized, additional unfavorable regulatory actions are taken with respect to the reimbursement rates that apply to our business, we experience any significant changes in non-cash working capital (including accounts receivable), we experience material adverse changes in payment patterns from CMS and its contractors or other third-party payors, we experience another payment hold by CMS similar to or longer than that experienced in September 2006, or we are negatively impacted by other unforeseen factors, we may not have sufficient cash available to make these interest payments. In addition, we may need, but be unable to obtain, access to our full credit facility (the commitment to fund the last $5.0 million of the revolving line of credit is subject to the approval of lenders holding a majority of the maximum credit amount then outstanding) in connection with making such interest payments.

If we fail to make the required interest payments on our senior subordinated notes, we will be in default under the indenture governing our 9 ½% senior subordinated notes and, under certain circumstances, the indenture trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all notes to be immediately due and payable. Furthermore, if the indenture trustee or our noteholders declared all of our 9 ½% senior subordinated notes to be due and payable immediately, it would result in a cross default under our credit agreement. Our assets and cash flow would not be sufficient to fully repay borrowings under our outstanding debt instruments, if accelerated, upon an event of default. If the indebtedness were accelerated, this would raise substantial doubt about our ability to continue as a going concern, which would likely cause a deterioration of our relationships with our customers and suppliers and adversely affect our revenues, profit margins, profitability, operating cash flows, results of operations and financial condition. Any such actions could force us into bankruptcy or liquidation.

Reimbursement by Third Party Payors. We derive a majority of our revenues from reimbursement by third party payors, including Medicare, Medicaid, the Veterans Administration and private insurers. Revenue derived from Medicare, Medicaid and other federally funded programs represented 67.8% of our patient revenue for the year ended December 31, 2006. Our business has been, and may continue to be, significantly impacted by changes mandated by Medicare legislation.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, significantly changed the Medicare reimbursement methodology and conditions for coverage for a number of our products. These changes include a freeze in reimbursement rates for home medical equipment from 2004 to 2008, competitive bidding requirements, new clinical conditions for reimbursements, accreditation requirements and quality standards. The impact of competitive bidding, new clinical conditions, accreditation requirements and quality standards is uncertain at this time. The MMA changes also include a reduction in reimbursement rates for oxygen equipment and certain other items of home medical equipment (including wheelchairs, nebulizers, hospital beds and air mattresses) as of January 1, 2005, based on the percentage difference between the amount of payment otherwise determined for 2002 and the 2002 median reimbursement amount under the Federal Employee Health Benefits Program, or FEHBP, as determined by the Office of the Inspector General of the Department of Health and Human Services, or OIG.

According to the OIG's report on oxygen prices, FEHBP median 2002 payments were approximately 12.4% less than Medicare payments for stationary home oxygen equipment and approximately 10.8% less than

Medicare payments for portable home oxygen equipment. The implementation of the new Medicare payment amounts during 2005 resulted in a payment reduction of approximately 8.5% for home oxygen equipment provided by us to Medicare beneficiaries.

Reductions in payment rates for 2005 established by CMS for the non-oxygen HME items subject to the FEHBP provisions ranged between 4% and 16%. The non-oxygen HME items subject to the Medicare price cuts accounted for approximately 4.1% of our recorded revenues in 2006. Furthermore, the reductions in the Medicare fee schedules for home oxygen equipment together with the additional reimbursement reductions mandated by the MMA in 2005 for other home medical equipment (excluding inhalation drugs) resulted in an aggregate reduction in our 2006 recorded revenues in the amount of approximately $17.9 million.

MMA also revised the payment methodology for certain drugs, including inhalation drugs dispensed through nebulizers. For the year ended December 31, 2006, Medicare-reimbursed inhalation drug therapies provided by us accounted for approximately 11.5% of our recorded revenues after allowing for the reduction in revenues related to the decreased reimbursement rate for compounded budesonide. Prior to MMA, Medicare paid for these drugs based on average wholesale price, or AWP, as reported by drug manufacturers. Beginning January 1, 2004, Medicare payments were reduced for most of our Part B inhalation drugs from 95% to 80% of AWP, a reduction of approximately 15 basis points. As of January 1, 2005, payments for drugs delivered through nebulizer equipment were based on 106% of average sales price, or ASP. Beginning in 2006, MMA required that payment amounts for most drugs be based on either ASP or competitive bidding for drugs administered by physicians.

ASP is defined statutorily as the volume weighted average of manufacturers' average sales prices, calculated by adding the manufacturers' average sales prices for the drug in the fiscal quarter to the number of units sold and then divided by the total number of units sold for all national drug codes assigned to the product. Under the ASP methodology, Medicare generally will pay 106% of ASP for multiple source drugs and 106% of the lesser of ASP or wholesale acquisition cost for single source drugs. In addition, if the ASP exceeds the widely available market price or the average manufacturer price by more than a threshold amount, ASP is substituted with the lesser of the widely available market price or 103% of the average manufacturer price. This threshold amount was 5% in 2006, which is to be continued for 2007. ASP payment rates are calculated and updated quarterly using the most recent manufacturer data available. ASP payment amounts for our products may fluctuate from quarter to quarter, and if these payment amounts are reduced in future quarters, this could have a material adverse effect on our revenues, profitability and results of operations. For example, the payment amounts for albuterol sulfate and ipratropium bromide, two prevalent inhalation drugs, have been significantly reduced under ASP. Albuterol sulfate has been reduced from an average of $0.390 per milligram in 2004 (80% of AWP) to an average of $0.071 per milligram in 2005 (106% of ASP) and to an average of $0.069 per milligram in 2006 (106% of ASP). Ipratropium bromide has been reduced from an average of $2.820 per milligram in 2004 (80% of AWP) to an average of $0.210 per milligram in 2005 (106% of ASP) and to an average of $0.217 per milligram in 2006 (106% of ASP).

The change from 80% of AWP to 106% of ASP reduced our revenues by approximately $39 million for the year ended December 31, 2005. This reduction was partially offset by shifts in patient and product mix.

Effective January 1, 2006, CMS established a new billing code and payment methodology for compounded budesonide, which includes compounded budesonide formulations that we provide to Medicare beneficiaries based on a physician's prescription. Medicare reimbursement rates for compounded budesonide, beginning January 1, 2006, are based on pharmacy invoices submitted for individual claims. This payment amount reflects a reimbursement rate based on the acquisition of raw materials and is far below the prior years' payment amounts. For the year ended December 31, 2006, the new reimbursement rates for compounded budesonide resulted in a reduction in our recorded revenues of approximately $30.4 million. In light of the reduced reimbursement rates for compounded budesonide and to resolve certain issues associated with a warning letter received from the Food and Drug Administration (FDA) which is discussed in more detail under the heading

"Business—Government Regulation" in Part I, Item 1 above, we are not accepting new prescriptions for certain compounded products (including compounded formulations of budesonide) and, where clinically appropriate, have instituted a process to transition patients currently on these compounded products to commercially available alternative products. As a result of our decision to switch these patients to commercially available drug products, we have taken a one-time, non-cash charge of $4.0 million for the three months and year ended December 31, 2006, to write-off our pharmacy compounding equipment, capitalized costs associated with our compounding facility, and substantially all remaining balances for budesonide-related accounts receivable. The transition of these patients to commercially available alternative products is expected to have a positive impact on our revenues during 2007 when compared to 2006, however these products have lower margins and, accordingly, this patient transition will have a material adverse effect on our profit margins, profitability, operating cash flows and results of operations when compared to the reimbursements for the compounded products under the prior billing code and payment methodology in effect prior to 2006.

Effective January 1, 2007, CMS established new billing codes and payment methodologies for other compounded inhalation drugs, including albuterol and ipratropium. The revised codes distinguish compounded from non-compounded drugs, and Medicare payments for compounded formulations are to be based on invoices for the compounded materials. Our compounding activities with respect to other inhalation drugs are not material, as such we do not expect that the new billing codes and payment methodologies with respect to such drugs will have a material adverse effect on our revenues, profit margins, profitability, operating cash flows or results of operations.

In addition to MMA changes in payment methodology, given the overall reduction in payment for inhalation drugs dispensed through nebulizers, CMS established a dispensing fee for inhalation drugs shipped to a beneficiary. The 2005 dispensing fee was $57 for a 30-day period or $80 for a 90-day period. Effective January 1, 2006, the dispensing fee for inhalation drugs furnished to beneficiaries remained $57 for the first 30-day period in which a Medicare beneficiary uses inhalation drugs and was reduced to $33 for each subsequent 30-day period. The dispensing fee for a 90-day supply of inhalation drugs was likewise reduced to $66. These reductions in the 2006 Medicare dispensing fees reduced our net revenue by approximately $9.8 million for the year ended December 31, 2006. Although CMS has indicated that the dispensing fee for 2007 will continue to be paid at the 2006 rate, future dispensing fee reductions or eliminations, if they occur, could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations. While we were able, based upon the dispensing fees, to continue to offer inhalation drugs to Medicare patients through 2006, the reductions in dispensing fees for 2006, along with the pricing changes resulting from the ASP payment rates have resulted in a further material reduction in the revenues and profitability of our inhalation drug business and we cannot predict whether it will continue to be economically feasible for us to provide inhalation drugs in the future. Reductions in Medicare reimbursement for oxygen, nebulizers and inhalation medications in 2006, many of which are expected to continue to exist for a number of years, could have a material adverse effect on our revenues, profit margins, profitability, operating cash flows and results of operations.

Critical Accounting Policies

The preparation of our financial statements in accordance with generally accepted accounting principles requires us to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from our estimates and assumptions, there could be a material impact to our financial statements. We believe that the critical accounting policies for our company are those related to revenue recognition, accounts receivable, goodwill and other intangibles.

The below listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with limited or no need for management's judgment. There are also areas in which management's judgment in selecting available alternatives may or may not produce a materially different result. For more information, see our audited consolidated financial statements and notes thereto.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists; delivery has occurred; our price to the buyer is fixed or determinable; and collectibility is reasonably assured.

Our rental arrangements generally provide for fixed monthly payments established by fee schedules for as long as the patient is using the equipment and medical necessity continues (subject to capped rentals which limit the rental payment period in some instances). Once initial delivery is made to the patient (initial setup), a monthly billing is established based on the initial setup service date. We recognize rental arrangement revenues ratably over the monthly service period and defer revenue for the portion of the monthly bill which is unearned. No separate revenue is earned from the initial setup process. We have no lease with the patient or third-party payor. During the rental period we are responsible for providing oxygen refills and for servicing the equipment based on manufacturers' recommendations. Revenues for the sale of durable medical equipment and related supplies, including oxygen equipment, ventilators, wheelchairs, hospital beds and infusion pumps, are recognized at the time of delivery. Revenues for the sale of nebulizer medications, which are generally dispensed by our pharmacies and shipped directly to the patient's home, are recognized at the time of shipment. Revenues derived from capitation arrangements are insignificant.

Net Patient Service Revenues

Net patient service revenues are recorded at net realizable amounts estimated to be paid by customers and third-party payors. Our billing system contains payor-specific price tables that reflect the fee schedule amounts, as available, in effect or contractually agreed upon by various government and commercial payors for each item of equipment or supply provided to a customer. Net patient service revenues are recorded based upon the applicable fee schedule.

We track collections and adjustments as a percentage of related revenues. Historical collection and adjustment percentages serve as the basis for our provisions for contractual adjustments and doubtful accounts. The provision for contractual adjustments is recorded as a reduction to net patient service revenues and consists of:

(1) *Differences between the non-contracted third-party payors' allowable amounts and our usual and customary billing rate.* We do not have contracts or fee schedules with all third-party payors. Accordingly, for non-contracted payors where no fee schedule is available, we record revenue based upon our usual and customary billing rates. Actual adjustments that result from differences between the non-contracted third-party payors' allowable amounts and our usual and customary billing rates are recorded against the allowance for contractual adjustments and are typically identified and recorded at the point of cash application.

(2) *Services for which payment is denied by governmental or third-party payors, or otherwise deemed non-billable by us.* Final payment under governmental programs, and most third-party contracts, is subject to administrative review and audit. Furthermore, the complexity of governmental and third-party billing reimbursement arrangements, including patient qualification and medical necessity requirements, may result in adjustments to amounts originally recorded. Such adjustments may be recorded as the result of the denial of claims billed to governmental or third-party payors, or as the result of our review procedures prior to submission of the claim to the governmental or third-party payor. Actual adjustments that result from services for which payment is denied by governmental or third-party payors, or otherwise deemed non-billable by us are recorded against the allowance for contractual adjustments.

The provision for contractual adjustments reduces amounts recorded through our billing system to estimated net realizable amounts. We record the provision for contractual adjustments based on a percentage of revenue using historical company-specific data. The percentage and amounts used to record the provision for contractual adjustments are supported by various methods including current and historical cash collections, as well as actual contractual adjustment experience. This percentage, which is adjusted at least on an annual basis, has proven to be the best indicator of expected realizable amounts.

We closely monitor our historical contractual adjustment rates, as well as changes in applicable laws, rules and regulations and contract terms to help assure that provisions are made using the most accurate information we believe to be available. Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required in order to record net patient service revenues at their net realizable values. Inherent in these estimates is the risk that they may have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements, patient qualification for medical necessity of equipment and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

The provision for doubtful accounts is recorded as an operating expense and consists of billed charges that are ultimately deemed uncollectible due to the patient's or third-party payor's inability or refusal to pay, as described below.

Provision for Doubtful Accounts

Medicare and most other government and commercial payors that provide coverage to our customers include a 20 percent co-payment provision in addition to a nominal deductible. Co-payments are generally not collected at the time of service and are invoiced to the customer or applicable secondary payor (supplemental providers of insurance coverage) on a monthly billing cycle as products are provided. A majority of our customers maintain, or are entitled to, secondary or supplemental insurance benefits providing "gap" coverage of this co-payment amount. In the event coverage is denied by the third-party payor, the customer is ultimately responsible for payment of charges for all services rendered by us.

Collection of receivables from third party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risk, with regard to doubtful accounts, relates to patient accounts for which the primary insurance payor has paid, but patient responsibility amounts (generally deductibles and co-payments) remain outstanding. We record a provision for doubtful accounts based on a percentage of revenue using historical company-specific data. The percentage and amounts used to record the provision for doubtful accounts are supported by various methods including current and historical cash collections, actual write-offs, and accounts receivable agings. Accounts are written off against the allowance for doubtful accounts when all collection efforts have been exhausted. We routinely review accounts receivable balances in conjunction with our historical bad debt rates and other economic conditions which might ultimately affect the collectibility of patient accounts when we consider the adequacy of the amounts we record as provision for doubtful accounts. Significant changes in payor mix, economic conditions or trends in federal and state governmental health care coverage could affect our collection of accounts receivable, cash flows and results of operations.

Accounts Receivable, net

Accounts receivable are presented net of allowances for contractual adjustments and doubtful accounts. Allowances for contractual adjustments and doubtful accounts are initially recorded based upon historical collection experience through the provisions for contractual adjustment and doubtful accounts, as described above. If the payment amount received differs from the net realizable amount, an adjustment is made to the net realizable amount in the period that these payment differences are determined. Actual accounts receivable write-offs due to contractual adjustments or accounts deemed uncollectible are applied against these allowance accounts in the normal course of business. On a quarterly basis, we perform analyses to evaluate the estimated net realizable value of accounts receivable. As a result of this quarterly review process, the allowances for contractual adjustments and doubtful accounts are adjusted, as necessary, to reflect that estimated net realizable value. Specifically, we consider historical collection data, accounts receivable aging trends, other operating trends and relevant business conditions.

Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required in order to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they may have to be revised or updated as additional information becomes available. It is possible that management's estimates could change, which could have an impact on operations and cash flows. For example, a 1% decline in the overall collection rate would reduce net patient service revenue and associated net accounts receivable by $6.0 million (based upon $600.0 million in annual gross patient service revenue). Additionally, the complexity of many third-party billing arrangements, patient qualification for medical necessity of equipment and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded.

Reorganization Value in Excess of Value of Identifiable Assets—Goodwill and Intangible Assets

Reorganization value in excess of value of identifiable assets—goodwill, represents the portion of our reorganization value at March 26, 2002 that could not be attributed to specific tangible or identified intangible assets recorded in connection with the implementation of fresh-start reporting. These amounts are not amortized, but instead tested for impairment in accordance with the provisions of Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets.* To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, we would record an impairment charge for the difference. Fair values for goodwill and intangible assets are determined based upon discounted cash flows, market multiples or appraised values as appropriate. Our branch locations have similar economic characteristics and are aggregated into one reporting unit for assessing fair value. The impairment evaluation for goodwill and other intangible assets is conducted annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired.

We account for our business combinations in accordance with the purchase method of accounting. Purchase prices are allocated to the various underlying tangible and intangible assets and liabilities on the basis of estimated fair value. The fair value of acquired finite-lived identifiable intangible assets is amortized over the period of their expected useful life, generally 2 to 20 years.

Property and Equipment

Property and equipment are stated at cost, adjusted for the impact of fresh start reporting. Patient service equipment represents medical equipment rented or held for rental to in-home patients. Patient service equipment is accounted for using a composite method, due to its characteristics of high unit volumes of relative low dollar unit cost items. Under the composite method, the purchase cost of monthly purchases of certain patient service equipment are capitalized and depreciated over five years using the straight-line convention, without specific physical tracking of individual items. We believe the five year depreciation period provides a proper matching of the cost of patient service equipment with the patient service revenues generated from use of the equipment, when considering the wear and tear, damage, loss and ultimately scrapping of patient service equipment over its life. Other property and equipment is accounted for by a specific identification system. Depreciation for other property and equipment is provided on the straight-line method over the estimated useful lives of the assets, seven years for furniture and office equipment, five years for vehicles, three years for computer equipment, and the shorter of the remaining lease term or the estimated useful life for leasehold improvements.

Capitalized Software

Included in property, equipment and improvements are costs related to internally-developed and purchased software that are capitalized and amortized over periods from three to fifteen years. Capitalized costs include direct costs of materials and services incurred in developing or obtaining internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software. The carrying value of capitalized software is reviewed if the facts and circumstances suggest that it may be impaired. Indicators of impairment may include a subsequent change in the extent or manner in which the software is used or expected to be used, a significant change to the software is made or expected to be made or the cost to develop or modify internal-use software exceeds that expected amount.

Income Taxes

In connection with our predecessor's (Rotech Medical Corporation) plan of reorganization (the "Plan"), we entered into a tax sharing agreement with our predecessor and Integrated Health Services, Inc. that sets forth our rights and obligations with respect to taxes arising from and in connection with the implementation of the Plan. The tax sharing agreement provides that the parties to the agreement will, for tax purposes, treat the transfer of our predecessor's assets to us as a taxable event rather than as a tax-free reorganization. An election was made under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, and under analogous state and local law, with respect to the transfer of our predecessor's assets to us. As a result of such election, we accounted for the acquisition of the stock of all of our predecessor's subsidiaries as if we had acquired the assets of those subsidiaries for income tax purposes.

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based upon differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to amounts expected to be realized.

Net operating loss carryforwards and credits (NOLs) are subject to review and possible adjustments by the Internal Revenue Service and may be limited by the occurrence of certain events, including significant changes in ownership interests. The effect of an ownership change would be the imposition of an annual limitation on the use of the NOL carryfowards attributable to periods before the change. We regularly monitor changes in ownership and any implications thereof under Section 382 of the Internal Revenue Code.

Contingencies

Our business is subject to extensive laws and government regulations, including those related to the Medicare and Medicaid programs. We are also subject to a Corporate Integrity Agreement with the DHHS. Non-compliance with such laws and regulations or the Corporate Integrity Agreement could subject us to severe sanctions, including penalties and fines.

FASB Statement No. 5, *Accounting for Contingencies*, provides guidance on the application of generally accepted accounting principles related to these matters. We evaluate and record liabilities for contingencies based on known claims and legal actions when it is probable a liability has been incurred and the liability can be reasonably estimated. We believe that our accrued liabilities related to such contingencies are appropriate and in accordance with generally accepted accounting principles.

Fresh-Start Reporting

We adopted fresh-start reporting upon our emergence from bankruptcy, effective as of March 31, 2002. Under fresh-start reporting, our reorganization value was allocated to our assets based on their respective fair values in conformity with a method similar in nature to the purchase method of accounting for business combinations. Any portion not attributed to specific tangible or identified intangible assets are reported as an intangible asset referred to as "reorganization value in excess of value of identifiable assets—goodwill." In adopting fresh-start reporting, we engaged an independent financial advisor to assist in the determination of the reorganization value or fair value of the entity.

Results of Operations

The following tables show our results of operations for the years ended December 31, 2004, 2005 and 2006:

(dollars in thousands)	For the Years Ended December 31,		
	2004	2005	2006
Statements of Operations Data:			
Net revenues	$535,329	$533,182	$ 498,751
Costs and expenses:			
Cost of net revenues:			
Product and supply costs	70,583	95,182	103,302
Patient service equipment depreciation	61,362	47,409	45,155
Operating expenses	16,784	23,595	24,056
Total cost of net revenues	148,729	166,186	172,513
Provision for doubtful accounts	19,614	17,858	14,340
Selling, general and administrative	257,000	290,215	301,427
Depreciation and amortization	15,191	18,123	17,162
Goodwill impairment	—	—	529,000
Total costs and expenses	440,534	492,382	1,034,442
Operating income (loss)	94,795	40,800	(535,691)
Interest expense, net	33,696	31,503	36,225
Other expense (income), net	(2,475)	138	(187)
Loss on extinguishment of debt	—	—	1,178
Total other expenses	31,221	31,641	37,216
Earnings (loss) before income taxes	63,574	9,159	(572,907)
Federal and state income taxes (benefit)	27,564	3,613	(38,808)
Net earnings (loss)	$ 36,010	$ 5,546	$ (534,099)

The following tables show our results of operations as a percentage of net revenues for the years ended December 31, 2004, 2005 and 2006:

	For the Years Ended December 31,			Percent Increase (Decrease)	
	2004	2005	2006	2005 vs. 2004	2006 vs. 2005
Statements of Operations Data:					
Net revenues	100.0%	100.0%	100.0%	-0.4%	-6.5%
Costs and expenses:					
Cost of net revenues:					
Product and supply costs	13.2%	17.9%	20.7%	34.9%	8.5%
Patient service equipment depreciation	11.5%	8.9%	9.1%	-22.7%	-4.8%
Operating expenses	3.1%	4.4%	4.8%	40.6%	2.0%
Total cost of net revenues	27.8%	31.2%	34.6%	11.7%	3.8%
Provision for doubtful accounts	3.7%	3.3%	2.9%	-9.0%	-19.7%
Selling, general and administrative	48.0%	54.4%	60.4%	12.9%	3.9%
Depreciation and amortization	2.8%	3.4%	3.4%	19.3%	-5.3%
Goodwill impairment	— %	— %	106.1%	— %	— %
Total costs and expenses	82.3%	92.3%	207.4%	11.8%	110.1%
Operating income (loss)	17.7%	7.7%	-107.4%	-57.0%	-1413.0%
Interest expense, net	6.3%	5.9%	7.3%	-6.5%	15.0%
Other expense (income), net	-0.5%	— %	— %	-105.6%	-235.5%
Loss on extinguishment of debt	— %	— %	0.2%	— %	— %
Total other expenses	5.8%	5.9%	7.5%	1.3%	17.6%
Earnings (loss) before income taxes	11.9%	1.8%	-114.9%	-85.6%	-6355.1%
Federal and state income taxes (benefit)	5.1%	0.7%	-7.8%	-86.9%	-1174.1%
Net earnings (loss)	6.8%	1.1%	-107.1%	-84.6%	-9730.3%

Year ended December 31, 2006 as compared to year ended December 31, 2005

Total net revenues for the year ended December 31, 2006 were $498.8 million as compared to $533.2 million for the comparable period in 2005, a decrease of $34.4 million or 6.5%. The net decrease for the year ended December 31, 2006 was primarily attributable to (i) reduced Medicare reimbursement rates for compounded budesonide which reduced net revenues by approximately $30.4 million, (ii) additional provisions for accounts receivable contractual allowances recorded as a result of a deterioration in the aging of accounts receivable as described below—including $17.5 million recorded during the quarter ended June 30, 2006 and $4.0 million recorded during the quarter ended December 31, 2006 as the result of an increased monthly provision rate for accounts receivable contractual allowances; (iii) reduction in the 2006 dispensing fee for nebulizer medications which reduced net revenues by approximately $9.8 million; and (iv) volume reductions under our contract with Gentiva Health Services ("Gentiva") which reduced net revenue by approximately $19.3 million as a result of an amendment to their contract with CIGNA Healthcare ("CIGNA"), whereby Gentiva would no longer coordinate specific respiratory therapy and DME services on behalf of CIGNA effective January 31, 2006. These decreases were partially offset by an increase of $13.5 million in net revenue for the year ended December 31, 2006 from locations acquired during 2005 and 2006 and $33.6 million in net revenue for the year ended December 31, 2006 from a 6.6% increase in oxygen and drug patient counts (excluding acquisitions) and a 9.2% increase in other DME respiratory product counts (excluding acquisitions).

The $17.5 million in additional provision for accounts receivable contractual allowances which was recorded as a reduction to net revenue for the year ended December 31, 2006, was attributable to a shift in the composition of our accounts receivable, whereby a higher percentage of receivables are remaining outstanding for longer periods. This increase in the aging of accounts receivable is due to numerous factors, including increased transaction volumes from patient growth, general slowdowns in payment processing by Medicare and other third-party payors, delays caused by Medicare beneficiaries switching to HMOs, and billing disruptions related to the transition to electronic billing for certain third-party payors. The increased provision for accounts receivable contractual allowances was calculated primarily using a historical collections model. Shifts in the aging of accounts receivable, when compared to historical aging levels, resulted in the need for additional accounts receivable allowances, reflecting an inherent reduction in collectibility as accounts receivable age. We continue to pursue collection of accounts receivable in the normal course of business and this increased allowance does not reflect a write-off of specific accounts receivable. We have reorganized our billing center operations and increased staffing to address those factors above that are under our control. We have also appointed a Vice President of Billing and Collections to implement these initiatives. While these initiatives are designed to improve the collection process, there can be no assurance that such initiatives will result in improved collections. We also increased our monthly provision rate effective in the fourth quarter of 2006 to provide a higher level of contractual allowances.

Cost of net revenues for the year ended December 31, 2006 increased $6.3 million, or 3.8%, to $172.5 million, from the comparable period in 2005. The net increase was primarily attributable to an $8.1 million increase in product and supply cost resulting from an increase in the number of patients served, changes in our product mix and an increase in drug costs. Operating costs increased $0.5 million as the result of an increase in the number of respiratory therapists employed. These increases were offset by a $2.3 million decrease in patient service equipment depreciation as a result of decreased capital expenditures and a significant portion of our oxygen rental equipment becoming fully depreciated. Cost of net revenues as a percentage of net revenue was 34.6% for the year ended December 31, 2006 as compared to 31.2% for the comparable period in 2005.

The provision for doubtful accounts for the year ended December 31, 2006 decreased by $3.5 million, or 19.7%, to $14.3 million, from the comparable period in 2005. The provision for doubtful accounts expense as a percentage of net revenues decreased to 2.9% for the year ended December 31, 2006 as compared to 3.3% for 2005. This decrease was mainly attributable to a shift in the overall allowance accrual rate, reducing the monthly provision for bad debt expense and increasing the monthly provision for contractual adjustments recorded as a reduction of net revenues. The shift in the accrual rate is based on historical adjustment experience.

Selling, general and administrative expenses for the year ended December 31, 2006 totaled $301.7 million, an increase of $11.2 million or 3.9% from the comparable period in 2005. The increase primarily resulted from: (i) $3.2 million of costs related to discussions regarding a potential strategic transaction which have terminated and were therefore expensed; (ii) a $2.9 million increase in automobile expenses; (iii) a $2.8 million increase in salaries related to locations acquired during 2005 and 2006; and (iv) a $2.6 million increase in insurance costs. Selling, general and administrative expenses as a percentage of net revenues increased to 60.4% for the year ended December 31, 2006 from 54.4% for the year ended December 31, 2005. This increase as a percentage of net revenues is attributable to the decline in net revenue for the year ended December 31, 2006 and the increases in selling, general and administrative expenses described above.

Depreciation and amortization for the year ended December 31, 2006 totaled $17.2 million, a decrease of $1.0 million from the comparable period in 2005.

Due to an overall decline in our profitability which resulted primarily from decreases in Medicare reimbursement rates, including reductions for compounded budesonide, and the resulting decline in our market capitalization, we recorded non-cash goodwill impairment charges of $529.0 million during the year ended December 31, 2006. Other than approximately $0.1 million paid in September 2006 in connection with the fifth amendment and limited waiver to our former credit agreement, these impairment charges did not result in cash expenditures and will not result in future cash expenditures.

Net interest expense for the year ended December 31, 2006 increased $4.7 million from the comparable period in 2005. The increase is primarily attributable to increased borrowing under our former senior credit facility and a 200 basis point increase in the LIBOR rate.

We recorded a $38.8 million benefit for federal and state income taxes for the year ended December 31, 2006 for current period losses that offset deferred tax liabilities previously recorded. We have recorded a full valuation allowance on our remaining net deferred tax assets, as it appears more likely than not that such assets will not be realized through offset of future taxable income.

Net loss for the year ended December 31, 2006 was $534.1 million compared to net earnings of $5.5 million for the year ended December 31, 2005. As outlined above, $529.0 million of the current year net loss is attributable to non-cash goodwill impairment charges, $40.2 million to Medicare reimbursement cuts and $21.5 million to additional provisions for accounts receivable contractual allowances. The internal growth described above has not been sufficient to offset the impact of these items.

Year ended December 31, 2005 as compared to year ended December 31, 2004

Total net revenues for the year ended December 31, 2005 decreased $2.1 million, or 0.4%, to $533.2 million, from the comparable period in 2004. The net decrease was primarily attributable to reductions in reimbursement rates for Medicare Part B drugs in the amount of $38.6 million, reductions in reimbursement for HME equipment subject to FEHBP provisions and a reduction in oxygen and other equipment reimbursements in the aggregate amount of $17.7 million, offset by a 13.8% increase in oxygen and drug patient counts (including an increase in net revenues of 2.4% related to business acquisitions) and increased DME sales and other respiratory equipment sales.

Cost of net revenues for the year ended December 31, 2005 increased $17.5 million, or 11.7%, to $166.2 million, from the comparable period in 2004. The net increase was primarily attributable to a $24.6 million increase in product and supply cost resulting from an increase in the number of patients served, changes in our product mix and an increase in drug costs. Operating costs increased $6.8 million as the result of an increase in the number of respiratory therapists employed. The foregoing increases were offset by a $14.0 million decrease in patient service equipment depreciation due to a significant portion of our oxygen rental equipment becoming fully depreciated. Cost of net revenues as a percentage of net revenue was 31.2% for the year ended December 31, 2005 as compared to 27.8% for the comparable period in 2004.

The provision for doubtful accounts for the year ended December 31, 2005 decreased by $1.8 million, or 9.0%, to $17.9 million, from the comparable period in 2004. The provision for doubtful accounts expense as a percentage of net revenues decreased to 3.3% for the year ended December 31, 2005 as compared to 3.7% for 2004. In 2005, we experienced increased transaction volume which resulted in an increase in accounts receivable, and the related monetary increase in the allowance for doubtful accounts. In 2005, improved collection procedures resulted in the decline of the required provision for doubtful accounts on a percentage basis.

Selling, general and administrative expenses for the year ended December 31, 2005 increased by $33.2 million, or 12.9%, to $290.2 million, from the comparable period in 2004. Selling, general and administrative expenses as a percentage of net revenues increased to 54.4% for the year ended December 31, 2005 from 48.0% for 2004. The increase resulted primarily from both costs associated with the rollout of our announced growth strategy and the expenses related to establishing new locations and operating newly acquired businesses which costs and expenses represent 4.1% of net revenues. The residual increase is mainly attributable to general cost inflation.

Depreciation and amortization for the year ended December 31, 2005 increased $2.9 million, or 19.3%, to $18.1 million, from the comparable period in 2004. This increase is primarily attributable to an increase in capital purchases of non-patient service equipment, computer software and computer software upgrades.

Net interest expense for the year ended December 31, 2005 decreased $2.2 million from the comparable period in 2004. The decrease is primarily attributable to the repayment of approximately $25.3 million of long-term bank debt principal during the first quarter of 2004, as well as the repurchase, in August 2004, of $13.0 million of our 9.5% senior subordinated notes due 2012.

Federal and state income taxes for the year ended December 31, 2005 decreased to $3.6 million from $27.6 million in the comparable period of 2004. The decrease in federal and state income taxes was primarily due to decreased taxable income for the year ended December 31, 2005.

Net earnings for the year ended December 31, 2005 was $5.5 million compared to net earnings of $36.0 million for the year ended December 31, 2004. As outlined above, internal growth was not sufficient to offset approximately $56.3 million in Medicare reimbursement cuts.

Liquidity and Capital Resources

Net cash provided by operating activities was $60.7 million and $15.5 million for the years ended December 31, 2005 and 2006, respectively. Cash flows, cash on hand, and the ability to draw on our former and current senior secured revolving credit facility were sufficient to fund operations, capital expenditures and required repayments of debt during the years ended December 31, 2005 and 2006.

Accounts receivable before allowance for doubtful accounts increased from $90.2 million at December 31, 2005 to $91.2 million at December 31, 2006. Days sales outstanding (DSO) (calculated as of each period end by dividing accounts receivable, less allowance for doubtful accounts, by the 90-day rolling average of net revenue) were 55.7 days at December 31, 2006 compared to 49.0 days at December 31, 2005. Although the balance of accounts receivable before allowance for doubtful accounts did not change significantly from December 31, 2005 to 2006, we experienced a 13.7% increase in DSO as a result of lower net revenues. This increase in DSO is indicative of increased transaction volumes, as well as previously disclosed slow-downs in the collection of accounts receivable.

The following table sets forth the percentage breakdown of our accounts receivable by payor and aging category as of December 31, 2005 and 2006:

December 31, 2005

Accounts receivable by payor and aging category:	Government	Managed Care and Other	Patient Responsibility	Total
Aged 0-90 days	43.8%	19.9%	2.6%	66.3%
Aged 91-180 days	8.6%	5.6%	2.0%	16.2%
Aged 181-360 days	6.6%	4.9%	2.5%	14.0%
Aged over 360 days	1.0%	2.2%	0.3%	3.5%
Total	60.0%	32.6%	7.4%	100.0%

December 31, 2006

Accounts receivable by payor and aging category:	Government	Managed Care and Other	Patient Responsibility	Total
Aged 0-90 days	41.1%	14.9%	1.8%	57.8%
Aged 91-180 days	7.5%	8.5%	2.0%	18.0%
Aged 181-360 days	7.4%	7.6%	2.8%	17.8%
Aged over 360 days	2.2%	3.2%	1.0%	6.4%
Total	58.2%	34.2%	7.6%	100.0%

Included in accounts receivable are earned but unbilled receivables of $28.1 million and $26.8 million at December 31, 2005 and 2006, respectively. These amounts include $5.1 million at December 31, 2006 and $5.3 million at December 31, 2005 of receivables for which a prior authorization is required but has not yet been received. Delays, ranging from a day to several weeks, between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from the date of service and are considered in our analysis of historical performance and collectibility.

Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

Management performs analyses to evaluate the net realizable value of accounts receivable. Specifically, management considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that management's estimates could change, which could have an impact on operations and cash flows. For example, for the year ended December 31, 2006, we had $5.6 million of changes in estimates (increasing contractual adjustments and the provision for doubtful accounts) related to the prior period recorded during the current period.

We derive a significant portion of our revenues from the Medicare and Medicaid programs and from managed care health plans. Payments for services rendered to patients covered by these programs may be less than billed charges. Revenue is recognized at net realizable amounts estimated to be paid by customers and third party payors. Our billing system contains payor-specific price tables that reflect the fee schedule amounts in effect or contractually agreed upon by various government and commercial payors for each item of the equipment or supply provided to a customer. For Medicare and Medicaid revenues, as well as most other managed care and private payors, final payment is subject to administrative review and audit. Management makes estimated provisions for adjustments, which may result from administrative review and audit, based upon historical experience. Management closely monitors its historical collection rates as well as changes in applicable laws, rules and regulations and contract terms to help assure that provisions are made using the most accurate information management believes to be available. However, due to the complexities involved in these estimations, actual payments we receive could be different from the amounts we estimate and record.

Collection of receivables from third party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to patient accounts for which the primary insurance payor has paid, but patient responsibility amounts (generally deductibles and co-payments) remain outstanding. We record bad debt expense based on a percentage of revenue using historical company-specific data. The percentage and amounts used to record bad debt expense and the allowance for doubtful accounts are supported by various methods including current and historical cash collections, bad debt write-offs, and aging of accounts receivable. Accounts are written off against the allowance when all collection efforts (including payor appeals processes) have been exhausted. We routinely review accounts receivable balances in conjunction with our historical contractual adjustment and bad debt rates and other economic conditions which might ultimately affect the collectibility of patient accounts when we consider the adequacy of the amounts we record as provision for doubtful accounts. Significant changes in payor mix, business office operations, economic conditions or trends in federal and state governmental health care coverage could affect our collection of accounts receivable, cash flows and results of operations. We manage billing and collection of accounts receivable through our own billing and collection centers. Further, even if our billing procedures comply with all third-party payor requirements, some of our payors may experience financial difficulties, may delay payments or may otherwise not pay accounts receivable when due, which would result in increased write-offs or provisions for doubtful accounts. For example, CMS placed a hold on payments for all claims under Medicare Parts A and B from all providers and all physicians during the last nine days of the 2006 Federal fiscal year (September 22—September 30, 2006). Information is not available to determine the exact impact of this payment hold; however, we have estimated the impact to be between approximately $4.1 million and $7.7 million, which resulted in a corresponding increase in accounts receivable and decrease in cash at September 30, 2006. We received payment for claims impacted by the payment hold during the first two weeks of October 2006. In addition, we also continue to experience inconsistent payment patterns from CMS and its contractors and other third-party payors. As such, we may not be able to maintain our current levels of collectibility. In addition, third-party payors may experience financial difficulties which could impact their ability to make timely payments to us. If we are unable to collect our accounts receivable on a timely basis, our revenues, profitability and cash flow likely will significantly decline.

Because of continuing changes in the health care industry and third-party reimbursement, it is possible that management's estimates could change, which could have an impact on operations and cash flows. Our future liquidity may be materially adversely impacted by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. See "Risk Factors" above.

Net cash used in investing activities was $109.5 million and $61.7 million for the years ended December 31, 2005 and December 31, 2006, respectively. We currently have no contractual commitments for capital expenditures over the next twelve months other than to acquire equipment as needed to supply our patients. Our business requires us to make significant capital expenditures relating to the purchase and maintenance of the medical equipment used in our business. The decrease in net cash used in investing activities during 2006 is attributed to: (i) increased utilization of existing equipment, which decreased our capital expenditures from $78.8 million (14.8% of our net revenues) to $59.9 million (12.0% of our net revenues) for the years ended December 31, 2005 and 2006, respectively; and (ii) discontinuance of business acquisitions, which decreased cash outlays for businesses acquired from $30.8 million to $1.8 million for the years ended December 31, 2005 and 2006, respectively.

Cash flows used in financing activities primarily relate to repayment of debt facilities entered into on the effective date of our predecessor's plan of reorganization on March 26, 2002. As of December 31, 2006, we had the following credit facilities and outstanding debt:

- Two-year $25 million senior secured revolving line of credit for general corporate purposes including working capital, capital expenditures and permitted acquisitions. As of December 31, 2006, we did not have any amounts outstanding under this revolving credit facility; however, we had $14.1 million committed under standby letters of credit.
- Two-year $95 million senior secured term loan, the proceeds of which were used to repay the outstanding balance under our former term loan and revolving credit facility and for other general corporate purposes. The term loan is repayable, quarterly, in an aggregate annual amount equal to 1% of the principal amount commencing on December 31, 2006, with the remaining balance due in September 2008. Advances outstanding on the term loan bear interest at the rate of LIBOR plus 3.50%. As of December 31, 2005, we had a balance of $42.2 million outstanding under our former term loan and accrued interest on borrowings under our former term loan of $7.2 million. During the year ended December 31, 2006, we made regularly scheduled amortization payments of $0.2 million on our former term loan. As of December 31, 2006, we had a balance of $95.0 million outstanding under our current term loan and accrued interest on borrowings under our current term loan was $0.3 million. At December 31, 2006, our current term loan interest rate was 8.82%. Interest paid during the years ended December 31, 2005 and 2006 was $2.7 million and $7.1 million, respectively.
- $300 million aggregate principal amount of 9 ½% senior subordinated notes, the proceeds of which were used to repay certain pre-petition claims owed to the creditors of our predecessor as part of its plan of reorganization. The notes mature on April 1, 2012. Interest of 9 ½% is payable semi-annually in arrears on April 1 and October 1 of each year. As of both December 31, 2005 and 2006, we had a balance of $287.0 million outstanding. Interest paid during each of the years ended December 31, 2005 and 2006 was $27.3 million.

On September 15, 2006, we entered into a credit agreement with Highland Financial Corp., as lead arranger and sole bookrunner, Nexbank, SSB, as collateral agent and administrative agent, and the several banks and other financial institutions or entities from time to time parties to the credit agreement. This credit facility has a maximum credit amount of $120.0 million that consists of a $25.0 million revolving line of credit and a $95.0 million term loan (the commitment to fund the last $5.0 million of the revolving line of credit is subject to the approval of lenders holding a majority of maximum credit amount then outstanding). A portion of the revolving line of credit, not in excess of $15.0 million is available for the issuance of letters of credit.

Borrowings under the senior secured revolving line of credit and term loan are secured by substantially all of our assets and the agreements with respect to such revolving credit facility and term loan impose numerous restrictions, including, but not limited to, covenants with respect to certain specified EBITDA thresholds and a specified consolidated total leverage ratio requirement, limitations on additional borrowing, capital expenditures, acquisitions and investments.

Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, continued funding of our revolving line of credit and ultimately to achieve successful operations. Our working capital requirements relate primarily to the working capital needed for general corporate purposes. Our business requires us to make significant capital expenditures relating to the purchase and maintenance of the medical equipment used in our business. We do not expect to exceed our debt limitations for capital expenditures during the year ended December 31, 2007. Prior to 2006, we have historically satisfied our working capital requirements and capital expenditures from operating cash flow.

Our current cash projections indicate that the cash generated from our operations and the funds available under our credit facility will be sufficient and we expect to be able to meet our working capital, capital expenditure and other cash needs through 2007. Management believes they have the ability to manage our cash flows in order to be able to meet our obligations as they become due during 2007. However, if our current cash projections are not realized, additional unfavorable regulatory actions are taken with respect to the reimbursement rates that apply to our business, we experience any significant changes in non-cash working capital (including accounts receivable), we experience material adverse changes in payment patterns from CMS and its contractors or other third-party payors, we experience another payment hold by CMS similar to or longer than that experienced in September 2006, or we are negatively impacted by other unforeseen factors, we may not have sufficient cash available to meet our working capital, capital expenditure and other cash needs through 2007. In addition, we may need, but be unable to obtain, access to our full credit facility (the commitment to fund the last $5.0 million of the revolving line of credit is subject to the approval of lenders holding a majority of the maximum credit amount then outstanding) in connection with meeting our cash needs. If these or other events take place, we may be required to consider all of our alternatives in restructuring our business and our capital structure including filing for bankruptcy protection.

Effective December 5, 2003, our board of directors adopted a policy of declaring dividends to the holders of the Series A Preferred under the Rotech Healthcare Inc. Employees Plan on an annual basis, with each such declaration to be made at the annual meeting of the board of directors with respect to dividends payable for the preceding year. Such policy commenced at the 2004 annual meeting of the board of directors and, in order to account for the period from the inception of the Rotech Healthcare Inc. Employees Plan to such date, the first declaration of dividends covered the preceding two years. Accordingly, in June 2004, dividends in the amount of $0.9 million were declared on our Series A Preferred and such dividends were paid during the first quarter of 2005. At each of the 2005 and 2006 annual meetings of the board of directors, dividends in the amount of $0.5 million were declared on our Series A Preferred. The 2005 dividend was paid in December 2005 and the 2006 dividend was paid in January 2007. In addition, in order to maintain compliance with certain requirements of Federal law applicable to the Rotech Healthcare Inc. Employees Plan, we made a cash contribution to the plan in the amount of $0.5 million during the fourth quarter of 2005.

Effective August 3, 2004, we repurchased $13.0 million of our 9 ½% senior subordinated notes due 2012 resulting in a loss on extinguishment of debt of $0.9 million for the premium paid in association with the retirement of such notes. The resulting loss on extinguishment of debt charge is included in selling, distribution and administrative expenses.

Selected Quarterly Financial Data (unaudited)

The following tables present our unaudited quarterly results of operations for 2005 and 2006. The following tables should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this report. This unaudited information has been prepared on a basis consistent with the audited consolidated financial statements contained in this report and includes all adjustments, consisting only of normal recurring adjustments, that are considered necessary for a fair presentation of our financial position and operating results for the quarters presented. No conclusions should be drawn about our future results from the results of operations for any quarter.

The following is a summary of quarterly financial results for the years ended December 31, 2005 and December 31, 2006:

	Three Months Ended							
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(in thousands, except per share data)							
Summary Statement of Operations Information:								
Net revenues	$123,253	$133,043	$136,969	$139,917	$132,474	$ 111,846	$127,218	$127,213
Cost of net revenues	39,153	41,743	43,095	48,391	43,551	40,359	41,484	47,119
Net earnings (loss)	(2,953)	1,077	3,103	4,320	(3,021)	(430,861)	(84,008)	(16,659)
Net earnings (loss) per common share—basic	(0.12)	0.04	0.12	0.17	(0.12)	(16.95)	(3.30)	(0.65)
Net earnings (loss) per common share—diluted	(0.12)	0.04	0.12	0.17	(0.12)	(16.95)	(3.30)	(0.65)
Market prices:								
High	28.45	27.70	27.77	23.70	17.49	14.92	3.81	2.94
Low	25.00	24.10	22.02	15.00	14.26	3.58	0.90	0.74

Contractual Obligations

As of December 31, 2006, our future contractual cash obligations are as follows:

Contractual Obligations(1)	Payments due by period (in thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Obligations related to our senior secured notes and senior secured term loan(2)	$539,476	$36,542	$154,532	$54,530	$293,872
Operating lease obligations(3)	65,921	23,268	29,115	13,199	339
Other liabilities reflected on our balance sheet under GAAP(4)	6,941	4,399	1,988	554	—
Total	$612,338	$64,209	$185,635	$68,283	$294,211

(1) We do not have any purchase obligations other than standard purchase orders in the ordinary course of business.

(2) Our debt is comprised of our $287 million of 9 1/2% senior secured notes due 2012, our senior secured term loan and related interest charges. See Note 10 to the consolidated financial statements included in this report for a discussion of our long-term debt.

(3) Our operating lease obligations are primarily comprised of building and vehicle lease commitments. See Note 11 to the consolidated financial statements included in this report for further discussion of our lease commitments.

(4) Our other liabilities reflected on our balance sheet primarily relate to the priority tax claim and the required future payments for capital lease obligations.

Off-balance Sheet Arrangements

We do not have off-balance sheet arrangements (as that term is defined in Item 303(a)(4)(ii) of Regulation S-K) that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for us beginning January 1, 2007. We are in the process of determining the effect, if any, the adoption of FIN 48 will have on our financial statements.

SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated ("rollover method") or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated ("iron curtain method"). The guidance provided in SAB 108 requires both methods to be used in evaluating materiality. If applying the provisions of SAB 108 results in errors that are deemed material, than such errors, along with any additional immaterial errors, would be corrected through a cumulative effect adjustment. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and whether the error had been deemed to be immaterial in the past. SAB 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. We adopted SAB 108 as of December 31, 2006 and such adoption had no financial impact on our results of operation or financial condition.

Inflation and Seasonality

Management believes that there has been no material effect on our operations or financial condition as a result of inflation during the past three fiscal years. However, we are impacted by rising costs for certain inflation-sensitive operating expenses, such as labor and employee benefits, facility and equipment leases, and vehicle fuel. With reductions in reimbursement by government and private medical insurance programs and pressure to contain the costs of such programs, we bear the risk that reimbursement rates set by such programs will not keep pace with inflation. Management also believes that the seasonal impact on our business is not material.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in interest rates as a result of our senior secured revolving credit facility and our senior secured term loan (collectively referred to as the "Senior Secured Credit Facilities"). Variable interest rates may rise, which could increase the amount of interest expense. For the year ended December 31, 2006, we incurred $7.1 million of interest expense on our Senior Secured Credit Facilities. Assuming a hypothetical increase of one percentage point for the variable interest rate applicable to the Senior Secured Credit Facilities (of which $95.0 million was outstanding as of December 31, 2006), we would incur approximately $1.0 million in additional interest expense for the period of January 1, 2007 through December 31, 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and other financial information that are required by Item 8 are listed in Item 15 of Part IV. The financial statements and supplementary financial information referenced in Item 15 are incorporated in this Item 8 by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our principal executive officer and principal financial officer have concluded, as of the end of such period, that our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in our reports that we file or submit under the Exchange Act.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our independent registered public accounting firm, Deloitte & Touche LLP, has audited management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 as stated in their report which appears below. Deloitte & Touche LLP has also audited the financial statements included in this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rotech Healthcare Inc.
Orlando, Florida

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting that Rotech Healthcare Inc. and its subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2006 of the Company and our report dated March 16, 2007, expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Orlando, Florida
March 16, 2007

Changes in Internal Control over Financial Reporting

Our principal executive and financial officers recognize that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Accordingly, we intend to continue to refine our internal control over financial reporting on an ongoing basis as we deem appropriate with a view towards making improvements. During the fourth quarter of fiscal year 2006, there were no changes in our internal control over financial reporting identified in connection with the evaluation described above in "Management's Annual Report on Internal Control Over Financial Reporting" that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Part III, Item 10, to the extent not provided herein, is incorporated herein by reference to our definitive proxy relating to the 2007 annual meeting of shareholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K. Information regarding our executive officers is set forth under the caption "Executive Officers" in Item 1 hereof.

Code of Ethics

We have adopted a code of ethics that applies to the members of our board of directors, principal executive officer, principal financial officer and other persons performing similar functions. We have also issued a Policy Statement on Business Ethics and Conflicts of Interests which is applicable to all employees. Our code of ethics and Policy Statement on Business Ethics and Conflicts of Interests are posted on our internet website, *www.rotech.com*, and are available, without charge, upon written request directed to the Chief Legal Officer, Rotech Healthcare Inc., 2600 Technology Drive, Suite 300, Orlando, Florida, 32804.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Part III, Item 11, to the extent not provided herein, is incorporated herein by reference to our definitive proxy statement relating to the 2007 annual meeting of shareholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Part III, Item 12, to the extent not provided herein, is incorporated herein by reference to our definitive proxy statement relating to the 2007 annual meeting of shareholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Part III, Item 13, to the extent not provided herein, is incorporated herein by reference to our definitive proxy statement relating to the 2007 annual meeting of shareholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Part III, Item 14, to the extent not provided herein, is incorporated herein by reference to our definitive proxy statement relating to the 2007 annual meeting of shareholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

		Page No.
1.	Index to Financial Statements	F-1
	Report of Independent Registered Public Accounting Firm	F-2
	Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3
	Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006	F-4
	Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2004, 2005 and 2006	F-5
	Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-6
	Notes to Consolidated Financial Statements	F-7
2.	Index to Financial Statement Schedule	
	Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2004, 2005 and 2006	71

Schedules other than those listed above are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits

The exhibits required by Item 601 of Regulation S-K filed as part of, or incorporated by reference in, this report are listed in the accompanying Exhibit Index found after the signature page to this report.

(b) See Item 15(a)(3).

(c) See Item 15(a)(2).

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2004, 2005 and 2006
(Dollars in thousands)

		Additions			
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions(1)	Balance at End of Period
Deducted from asset accounts:					
Allowance for Contractual Adjustments:					
Year ended December 31, 2004	$28,429	$39,411	$ —	$(40,266)	$27,574
Year ended December 31, 2005	27,574	44,687	—	(49,176)	23,085
Year ended December 31, 2006	23,085	70,355	906	(73,057)	21,289
Allowance for Doubtful Accounts:					
Year ended December 31, 2004	$ 9,476	$19,614	$ —	$(19,899)	$ 9,191
Year ended December 31, 2005	9,191	17,858	—	(12,283)	14,766
Year ended December 31, 2006	14,766	14,340	1,814	(18,457)	12,463

(1) To record write-offs.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROTECH HEALTHCARE INC.

Dated: March 16, 2007

By: /s/ PHILIP L. CARTER

Philip L. Carter, President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Philip L. Carter and Rebecca L. Myers, and each of them, as his true and lawful attorneys-in-fact, as agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to each such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PHILIP L. CARTER **Philip L. Carter**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2007
/s/ STEVEN P. ALSENE **Steven P. Alsene**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2007
/s/ ARTHUR J. REIMERS **Arthur J. Reimers**	Chairman of the Board	March 16, 2007
/s/ JAMES H. BLOEM **James H. Bloem**	Director	March 16, 2007
/s/ EDWARD L. KUNTZ **Edward L. Kuntz**	Director	March 16, 2007
/s/ ARTHUR SIEGEL **Arthur Siegel**	Director	March 16, 2007

EXHIBIT INDEX

Exhibit Number	Title
2.1(a)	Second Amended Joint Plan of Reorganization of Rotech Medical Corporation and its subsidiaries under Chapter 11 of the Bankruptcy Code dated February 7, 2002.
3.1(b)	Certificate of Incorporation of Rotech Healthcare Inc.
3.2(c)	Amended and Restated Bylaws of Rotech Healthcare Inc.
4.1(b)	Form of specimen common stock certificate.
4.2(a)	Indenture dated as of March 26, 2002 by and among Rotech Healthcare Inc., each of the Guarantors named therein and The Bank of New York.
4.3(a)	Form of 9 ½% Senior Subordinated Notes due 2012 (included with Exhibit 4.2).
10.1(d)	Rotech Healthcare Inc. Common Stock Option Plan.
10.2(d)	Amendment No. 1 to the Rotech Healthcare Inc. Common Stock Option Plan.
10.3(e)	Amendment No. 2 to the Rotech Healthcare Inc. Common Stock Option Plan.
10.4(f)	Amendment No. 3 to the Rotech Healthcare Inc. Common Stock Option Plan.
10.5(g)	Amendment No. 4 to the Rotech Healthcare Inc. Common Stock Option Plan.
10.6(h)	Form of Common Stock Option Agreement.
10.7(d)	Rotech Healthcare Inc. Nonemployee Director Restricted Stock Plan.
10.8(d)	Form of Restricted Stock Award Agreement.
10.9(c)	Rotech Healthcare Inc. Senior Management Incentive Plan (2005-2007).
10.10	Rotech Healthcare Inc. Performance Bonus Plan
10.11(i)	Credit Agreement dated as of September 15, 2006 among Rotech Healthcare Inc., Highland Financial Corp., as lead arranger and sole bookrunner, Nexbank, SSB, as collateral agent and administrative agent, and the several banks and other financial institutions or entities from time to time parties to the Credit Agreement.
10.12	Amendment, dated as of December 22, 2006, to the Company's Credit Agreement dated as of September 15, 2006.
10.13(a)	Registration Rights Agreement dated as of March 26, 2002, by and among Rotech Healthcare Inc., each of the entities listed on Schedule A thereto, and UBS Warburg LLC, Goldman, Sachs & Co., Deutsche Banc Alex. Brown Inc. and Scotia Capital (USA) Inc.
10.14(b)	Amended and Restated Registration Rights Agreement dated June 21, 2002, between Rotech Healthcare Inc., and Oaktree Capital Management, LLC and General Electric Capital Corporation.
10.15(a)	Transfer Agreement between Rotech Healthcare Inc. and Rotech Medical Corporation dated March 26, 2002.
10.16(a)	Tax Sharing Agreement among Integrated Health Services, Inc., Rotech Healthcare Inc. and Rotech Medical Corporation dated as of March 26, 2002.
10.17(g)	Trust Agreement by and among Wachovia Bank, National Association and Rotech Healthcare Inc. dated July 27, 2004 with respect to the Rotech Healthcare Inc. Employees Plan.
10.18(j)	Amendment and Restatement of the Rotech Healthcare Inc. Employees Plan effective January 1, 2003.

Exhibit Number	Title
10.19(a)	Corporate Integrity Agreement with the Office of Inspector General of the United States Department of Health and Human Services dated February 11, 2002.
10.20(c)	First Amended and Restated Employment Agreement with Philip L. Carter dated January 31, 2005.
10.21(c)	First Amended and Restated Employment Agreement with Michael R. Dobbs dated January 31, 2005.
10.22(f)	Addendum to the Employment Agreement between Rotech Healthcare Inc. and Philip L. Carter dated March 19, 2004.
10.23(f)	Addendum to the Employment Agreement between Rotech Healthcare Inc. and Michael R. Dobbs dated March 19, 2004.
10.24(g)	Letter agreement with Steven P. Alsene with Respect to Rights upon Termination of Employment dated November 8, 2006.
12.1	Ratio of Earnings to Fixed Charges
21.1	List of Subsidiaries.
23.1	Consent of Deloitte & Touche LLP, independent registered public accountants.
24.1	Power of Attorney (included on signature page of this report).
31.1	Certification of principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a) Incorporated by Reference to our Registration Statement on Form S-4 (file No. 333-100750) filed with the Securities and Exchange Commission on October 25, 2002, as amended January 27, 2003, February 10, 2003 and February 13, 2003.

(b) Incorporated by Reference to our Registration Statement on Form 8-A (file No. 000-50940) filed with the Securities and Exchange Commission on September 15, 2004.

(c) Incorporated by Reference to our Annual Report on Form 10-K/A for the year ended December 31, 2004 filed with the Securities and Exchange Commission on July 14, 2005.

(d) Incorporated by Reference to our Registration Statement on Form S-8 (file No. 333-119008) filed with the Securities and Exchange Commission on September 15, 2004.

(e) Incorporated by Reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed with the Securities and Exchange Commission on November 14, 2003.

(f) Incorporated by Reference to our Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on April 14, 2004.

(g) Incorporated by Reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 9, 2006.

(h) Incorporated by Reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the Securities and Exchange Commission on November 15, 2004.

(i) Incorporated by Reference to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2006.

(j) Incorporated by Reference to our Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Securities and Exchange Commission on March 31, 2003.

ROTECH HEALTHCARE INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3
Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006	F-4
Consolidated Statements of Changes in Stockholders' Equity for the years December 31, 2004, 2005 and 2006	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rotech Healthcare Inc.
Orlando, Florida

We have audited the accompanying consolidated balance sheets of Rotech Healthcare Inc. and subsidiaries (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Orlando, Florida
March 16, 2007

ROTECH HEALTHCARE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2006
(In thousands, except share and per share data)

	December 31, 2005	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 14,222	$ 10,265
Accounts receivable, net	75,475	78,692
Other accounts receivable	973	1,114
Inventories	9,206	9,486
Prepaid expenses	4,557	4,624
Total current assets	104,433	104,181
Property and equipment, net	148,168	148,153
Intangible assets (less accumulated amortization of $4,731 in 2005 and $6,121 in 2006)	20,583	19,904
Other goodwill	42,044	43,876
Reorganization value in excess of fair value of identifiable assets—goodwill	692,154	163,154
Deferred tax asset, net	—	4,803
Other assets	11,302	13,062
	$1,018,684	$ 497,133
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 24,386	$ 22,124
Accrued expenses and other current liabilities	25,436	19,213
Accrued interest	7,246	7,194
Deferred revenue	9,258	10,330
Deferred tax liabilities, net	10,717	8,172
Income taxes payable	1,646	1,225
Current portion of long-term debt	634	4,053
Total current liabilities	79,323	72,311
Deferred tax liabilities, net	31,574	—
Priority tax claim	3,476	2,313
Other long-term liabilities	573	636
Long-term debt, less current portion	328,880	380,813
Series A convertible redeemable preferred stock, stated value $20 per share, 1,000,000 shares authorized, 249,196 and 246,508 shares issued and outstanding at December 31, 2005 and 2006, respectively	5,343	5,343
Stockholders' equity:		
Common stock, par value $.0001 per share 50,000,000 shares authorized, 25,417,270 and 25,481,270 shares issued and outstanding at December 31, 2005 and 2006, respectively	3	3
Additional paid-in capital	504,559	505,310
Retained earnings (accumulated deficit)	64,953	(469,596)
Total stockholders' equity	569,515	35,717
	$1,018,684	$ 497,133

See accompanying notes to consolidated financial statements.

ROTECH HEALTHCARE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004, 2005 and 2006
(In thousands, except share and per share data)

	2004	2005	2006
Net revenues	$ 535,329	$ 533,182	$ 498,751
Costs and expenses:			
Cost of net revenues:			
Product and supply costs	70,583	95,182	103,302
Patient service equipment depreciation	61,362	47,409	45,155
Operating expenses	16,784	23,595	24,056
Total cost of net revenues	148,729	166,186	172,513
Provision for doubtful accounts	19,614	17,858	14,340
Selling, general and administrative	257,000	290,215	301,427
Depreciation and amortization	15,191	18,123	17,162
Goodwill impairment	—	—	529,000
Total costs and expenses	440,534	492,382	1,034,442
Operating income (loss)	94,795	40,800	(535,691)
Other (income) expenses:			
Interest expense, net	33,696	31,503	36,225
Other income, net	(2,475)	138	(187)
Loss on extinguishment of debt	—	—	1,178
Total other expenses	31,221	31,641	37,216
Earnings (loss) before income taxes	63,574	9,159	(572,907)
Federal and state income taxes (benefit)	27,564	3,613	(38,808)
Net earnings (loss)	36,010	5,546	(534,099)
Accrued dividends on redeemable preferred stock	450	450	450
Net earnings (loss) available for common stockholders	$ 35,560	$ 5,096	$ (534,549)
Net earnings (loss) per common share:			
Basic	$ 1.41	$ 0.20	$ (20.99)
Diluted	$ 1.39	$ 0.20	$ (20.99)
Weighted average shares outstanding:			
Basic	25,146,315	25,379,173	25,461,434
Diluted	25,544,016	25,817,774	25,461,434

See accompanying notes to consolidated financial statements.

ROTECH HEALTHCARE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2004, 2005 and 2006
(In thousands, except share data)

	Shares of Common Stock	Par Value Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholder's Equity
Balance at December 31, 2003	25,042,029	$ 3	$495,881	$ 24,297	$ 520,181
Net earnings for the year ended December 31, 2004	—	—	—	36,010	36,010
Tax benefit from exercise of stock options	—	—	419	—	419
Proceeds from exercise of stock options	281,716	—	5,506	—	5,506
Non-cash stock compensation expense	—	—	231	—	231
Accrued dividends on redeemable preferred stock	—	—	—	(450)	(450)
Balance at December 31, 2004	25,323,745	3	502,037	59,857	561,897
Net earnings for the year ended December 31, 2005	—	—	—	5,546	5,546
Tax benefit from exercise of stock options	—	—	242	—	242
Proceeds from exercise of stock options	93,525	—	1,535	—	1,535
Non-cash stock compensation expense	—	—	745	—	745
Accrued dividends on redeemable preferred stock	—	—	—	(450)	(450)
Balance at December 31, 2005	25,417,270	3	504,559	64,953	569,515
Net loss for the year ended December 31, 2006	—	—	—	(534,099)	(534,099)
Tax benefit from prior year exercise of stock options	—	—	85	—	85
Restricted stock awards released	64,000	—	—	—	—
Non-cash stock compensation expense	—	—	666	—	666
Accrued dividends on redeemable preferred stock	—	—	—	(450)	(450)
Balance at December 31, 2006	25,481,270	$ 3	$505,310	$(469,596)	$ 35,717

See accompanying notes to consolidated financial statements.

ROTECH HEALTHCARE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2005 and 2006
(In thousands)

	2004	2005	2006
Net earnings (loss)	$ 36,010	$ 5,546	$(534,099)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Provision for doubtful accounts	19,614	17,858	14,340
Depreciation and amortization	79,124	66,915	64,559
Loss on extinguishment of debt	910	—	1,178
Gain on legal settlement	—	(1,481)	—
Goodwill impairment	—	—	529,000
Deferred income taxes	22,587	5,118	(38,922)
Other adjustments to reconcile net earnings (loss) to net cash provided by operating activities	602	(209)	1,013
Changes in operating assets and liabilities:			
Accounts receivable	(11,820)	(32,839)	(17,557)
Other accounts receivable	(280)	199	(141)
Inventories	(737)	(266)	(280)
Prepaid expenses	(466)	237	(67)
Income tax receivable	2,531	—	—
Other assets	(1,179)	(130)	(652)
Accounts payable and accrued expenses	(9,705)	5,074	(3,484)
Accrued interest	(2,885)	(49)	(52)
Income taxes payable	3,225	(1,148)	(421)
Deferred revenue	(3,306)	(4,717)	1,072
Other long-term liabilities	—	573	62
Net cash provided by operating activities	134,225	60,681	15,549
Cash flows from investing activities:			
Purchases of property and equipment	(54,003)	(78,768)	(59,878)
Business acquisitions	—	(30,777)	(1,816)
Net cash used in investing activities	(54,003)	(109,545)	(61,694)
Cash flows from financing activities:			
Proceed from short-term borrowings	—	—	59,300
Payments on short-term borrowings	—	—	(63,237)
Payments of long-term borrowings	(39,240)	(657)	(456)
Retirement of long-term borrowings	—	—	(42,013)
Proceeds from long-term borrowings	—	—	95,000
Debt issuance costs	—	—	(5,158)
Payments of liabilities subject to compromise/priority tax claim	(2,645)	(1,265)	(966)
Payments of capital leases	—	—	(282)
Net proceeds from stock option exercises	5,506	1,535	—
Payments of dividends on redeemable preferred stock	—	(1,350)	—
Net cash provided by (used in) financing activities	(36,379)	(1,737)	42,188
Increase (decrease) in cash and cash equivalents	43,843	(50,601)	(3,957)
Cash and cash equivalents, beginning of year	20,980	64,823	14,222
Cash and cash equivalents, end of year	$ 64,823	$ 14,222	$ 10,265
Supplemental disclosures of noncash investing and financing activities			
Property and equipment acquired through capital leases	$ 500	$ —	$ 3,103
Property and equipment unpaid and included in accounts payable	$ 3,858	$ 5,638	$ 3,447
Supplemental disclosures of cash flow information:			
Interest paid	$ 33,002	$ 31,359	$ 34,959
Income taxes paid (refunded)	$ 1,202	$ (103)	$ 406

See accompanying notes to consolidated financial statements.

ROTECH HEALTHCARE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For years ended December 31, 2004, 2005 and 2006
(In thousands, except share and per share data)

(1) Basis of Presentation

These footnotes and accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. As used in these notes, unless otherwise specified or the context otherwise requires, references to the "Company", "we", "our", and "us" refer to the business and operations of Rotech Healthcare Inc. and its subsidiaries and not any other person.

Our predecessor, Rotech Medical Corporation (the "Predecessor"), emerged from bankruptcy on March 26, 2002. Pursuant to its Plan of Reorganization (the "Plan"), on March 26, 2002, Rotech Medical Corporation transferred to Rotech Healthcare Inc. substantially all of the assets it used in connection with its businesses and operations (including stock of substantially all of its subsidiaries). As partial consideration for the transfer of the assets to Rotech Healthcare Inc., Rotech Healthcare Inc. transferred to Rotech Medical Corporation 24,999,998 shares of common stock, which represented all of its outstanding shares of common stock, for further distribution by Rotech Medical Corporation to its senior creditors as contemplated by the Plan.

Our certificate of incorporation authorizes us to issue up to 250,000 shares of Series A Convertible Redeemable Preferred Stock with an aggregate stated value of $5,000. Concurrent with the effectiveness of the Plan, we issued all of the shares of Series A Convertible Redeemable Preferred Stock to an employee profit sharing plan.

In connection with our emergence from bankruptcy, we adopted the fresh-start reporting provisions of the American Institute of Certified Public Accountants Statement of Position 90-7, *Financial Reporting by Entities in Reorganization Under the Bankruptcy Code* (SOP 90-7). Under fresh-start reporting, the reorganization value of the Company was allocated to the Company's assets based on their respective fair values similar in nature to the purchase method of accounting for business combinations; any portion not attributed to specific tangible or identified intangible assets are reported as an intangible asset referred to as "Reorganization value in excess of value of identifiable assets—goodwill."

Our common stock currently trades on the NASDAQ Global Market under the trading symbol "ROHI".

(2) Liquidity

We are highly leveraged. As of December 31, 2006, we had $384,866 of long-term debt outstanding. We have also experienced significant declines in net cash provided by operating activities, which were $134,225, $60,681 and $15,549 for the years ended December 31, 2004, 2005 and 2006, respectively, primarily as the result of Medicare reimbursement cuts. Although we are highly leveraged and have experienced declines in net cash provided by operating activities, our current cash projections indicate that the cash generated from our operations and the funds available under our credit facility will be sufficient and we expect to be able to meet our working capital, capital expenditure and other cash needs through 2007. Management believes they have the ability to manage our cash flows in order to be able to meet our obligations as they become due during 2007.

On March 12, 2007, we drew $7,000 from the revolving credit facility in preparation for the upcoming interest payment due on April 2, 2007. Following this draw, we have $5,352 remaining under the $25,000 revolving credit facility (the commitment to fund the last $5,000 of the revolving line of credit is subject to the approval of lenders holding a majority of maximum credit amount then outstanding). As of March 14, 2007, including the $7,000 drawn from the revolving credit facility, we had approximately $13,300 in cash.
We currently project our balance to increase over the next three weeks leading up to our April 2 interest payment of $13,633.

We are also required to comply with certain financial covenants under our credit agreement, including requirements regarding certain specified EBITDA thresholds and a specified consolidated total leverage ratio. We were in compliance with such covenants as of December 31, 2006. Our budget indicates that we will meet these covenant requirements for 2007 (see Note 10, *Long-Term Debt*, for a discussion of the consequences of failing to comply with our covenant requirements and the events of default under our credit agreement).

(3) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and balances have been eliminated in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Examples include disclosure of contingent assets and liabilities at the date of the financial statements; the reported amounts of revenues and expenses during the reporting period(s); and the potential outcome of future tax consequences of events that have been recognized in our financial statements or tax returns. In general, management's estimates are based upon historical experience, information from third party professionals and various other assumptions that we believe to be reasonable under the facts and circumstances. Actual results and outcomes may differ from management's estimates and assumptions.

Fresh-Start Reporting

We adopted fresh-start reporting, effective March 31, 2002. Under fresh-start reporting, the reorganization value of the Company is allocated to the Company's assets based on their respective fair values in conformity with a method similar in nature to the purchase method of accounting for business combinations; any portion not attributed to specific tangible or identified intangible assets is reported as an intangible asset referred to as "reorganization value in excess of value of identifiable assets—goodwill." In adopting fresh-start reporting, we engaged an independent financial advisor to assist in the determination of the reorganization value or fair value of the entity. The estimate of reorganization value was based upon our cash flows, selected comparable market multiples of publicly traded companies, lease obligations, and other applicable valuation techniques.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists; delivery has occurred; our price to the buyer is fixed or determinable; and collectibility is reasonably assured.

Our rental arrangements generally provide for fixed monthly payments established by fee schedules for as long as the patient is using the equipment and medical necessity continues (subject to capped rentals which limit the rental payment period in some instances). Once initial delivery is made to the patient (initial setup), a monthly billing is established based on the initial setup service date. We recognize rental arrangement revenues ratably over the monthly service period and defer revenue for the portion of the monthly bill which is unearned.

No separate revenue is earned from the initial setup process. We have no lease with the patient or third-party payor. During the rental period, we are responsible for providing oxygen refills and for servicing the equipment based on manufacturers' recommendations. Revenues for the sale of durable medical equipment and related supplies, including oxygen equipment, ventilators, wheelchairs, hospital beds and infusion pumps, are recognized at the time of delivery. Revenues for the sale of nebulizer medications, which are generally dispensed by our pharmacies and shipped directly to the patient's home, are recognized at the time of shipment. Revenues derived from capitation arrangements are insignificant.

Net Patient Service Revenues

Net patient service revenues are recorded at net realizable amounts estimated to be paid by customers and third-party payors. Our billing system contains payor-specific price tables that reflect the fee schedule amounts, as available, in effect or contractually agreed upon by various government and commercial payors for each item of equipment or supply provided to a customer. Net patient service revenues are recorded based upon the applicable fee schedule.

We track collections and adjustments as a percentage of related revenues. Historical collection and adjustment percentages serve as the basis for our provisions for contractual adjustments and doubtful accounts. The provision for contractual adjustments is recorded as a reduction to net patient service revenues and consists of:

(1) *Differences between the non-contracted third-party payors' allowable amounts and our usual and customary billing rate.* We do not have contracts or fee schedules with all third-party payors. Accordingly, for non-contracted payors where no fee schedule is available, we record revenue based upon our usual and customary billing rates. Actual adjustments that result from differences between the non-contracted third-party payors' allowable amounts and our usual and customary billing rates are recorded against the allowance for contractual adjustments and are typically identified and recorded at the point of cash application.

(2) *Services for which payment is denied by governmental or third-party payors, or otherwise deemed non-billable by us.* Final payment under governmental programs, and most third-party contracts, is subject to administrative review and audit. Furthermore, the complexity of governmental and third-party billing reimbursement arrangements, including patient qualification and medical necessity requirements, may result in adjustments to amounts originally recorded. Such adjustments may be recorded as the result of the denial of claims billed to governmental or third-party payors, or as the result of our review procedures prior to submission of the claim to the governmental or third-party payor. Actual adjustments that result from services for which payment is denied by governmental or third-party payors, or otherwise deemed non-billable by us are recorded against the allowance for contractual adjustments.

The provision for contractual adjustments reduces amounts recorded through our billing system to estimated net realizable amounts. We record the provision for contractual adjustments based on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record the provision for contractual adjustments are supported by various methods including current and historical cash collections, as well as actual contractual adjustment experience. This percentage, which is adjusted at least on an annual basis, has proven to be the best indicator of expected realizable amounts.

We closely monitor our historical contractual adjustment rates, as well as changes in applicable laws, rules and regulations and contract terms to help assure that provisions are made using the most accurate information it believes to be available. Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required in order to record net patient service revenues at their net realizable values.

Inherent in these estimates is the risk that they may have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements, patient qualification for medical necessity of equipment and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

The provision for doubtful accounts is recorded as an operating expense and consists of billed charges that are ultimately deemed uncollectible due to the patient's or third-party payor's inability or refusal to pay, as described below.

Provision for Doubtful Accounts

Medicare and most other government and commercial payors that provide coverage to our customers include a 20 percent co-payment provision in addition to a nominal deductible. Co-payments are generally not collected at the time of service and are invoiced to the customer or applicable secondary payor (supplemental providers of insurance coverage) on a monthly billing cycle as products are provided. A majority of our customers maintain, or are entitled to, secondary or supplemental insurance benefits providing "gap" coverage of this co-payment amount. In the event coverage is denied by the third-party payor, the customer is ultimately responsible for payment of charges for all services rendered by us.

Collection of receivables from third party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risk, with regard to doubtful accounts, relates to patient accounts for which the primary insurance payor has paid, but patient responsibility amounts (generally deductibles and co-payments) remain outstanding. We record a provision for doubtful accounts based on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record the provision for doubtful accounts are supported by various methods including current and historical cash collections, actual write-offs, and accounts receivable agings. Accounts are written off against the allowance for doubtful accounts when all collection efforts have been exhausted. We routinely review accounts receivable balances in conjunction with our historical bad debt rates and other economic conditions which might ultimately affect the collectibility of patient accounts when we consider the adequacy of the amounts we record as provision for doubtful accounts. Significant changes in payor mix, economic conditions or trends in federal and state governmental health care coverage could affect our collection of accounts receivable, cash flows and results of operations.

Accounts Receivable, net

Accounts receivable are presented net of allowances for contractual adjustments and doubtful accounts. Allowances for contractual adjustments and doubtful accounts are initially recorded based upon historical collection experience through the provisions for contractual adjustment and doubtful accounts, as described above. If the payment amount received differs from the net realizable amount, an adjustment is made to the net realizable amount in the period that these payment differences are determined. Actual accounts receivable write-offs due to contractual adjustments or accounts deemed uncollectible are applied against these allowance accounts in the normal course of business. On a quarterly basis, we perform analyses to evaluate the estimated net realizable value of accounts receivable. As a result of this quarterly review process, the allowances for contractual adjustments and doubtful accounts are adjusted, as necessary, to reflect that estimated net realizable value. Specifically, we consider historical collection data, accounts receivable aging trends, other operating trends and relevant business conditions.

Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required in order to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they may have to be revised or updated as additional information becomes available. It is possible that management's estimates could change, which could have an impact on operations and cash flows. Specifically, the complexity of many third-party billing arrangements, patient qualification for medical necessity of equipment and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt instruments with original maturities of three months or less at the date of our investment. Our cash and cash equivalents are invested in money market accounts.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market, consisting principally of medical supplies, medical equipment and replacement parts, and pharmaceutical products.

Property and Equipment

Property and equipment are stated at cost, adjusted for the impact of fresh start reporting. Patient service equipment represents medical equipment rented or held for rental to in-home patients. Patient service equipment is accounted for using a composite method, due to its characteristics of high unit volumes of relative low dollar unit cost items. Under the composite method, the purchase cost of monthly purchases of certain patient service equipment are capitalized and depreciated over five years using the straight-line convention, without specific physical tracking of individual items. We believe the five year depreciation period provides a proper matching of the cost of patient service equipment with the patient service revenues generated from use of the equipment, when considering the wear and tear, damage, loss and ultimately scrapping of patient service equipment over its life.

Other property and equipment is accounted for by a specific identification system. Depreciation for other property and equipment is provided on the straight-line method over the estimated useful lives of the assets, seven years for furniture and office equipment, five years for vehicles, three years for computer equipment, and the shorter of the remaining lease term or the estimated useful life for leasehold improvements.

Capitalized Software

Included in property and equipment are costs related to internally developed and/or purchased software that are capitalized and amortized over periods varying from three to fifteen years. Capitalized costs include direct costs of materials and services incurred in developing or obtaining internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software. The carrying value of capitalized software is reviewed if the facts and circumstances suggest that it may be impaired. Indicators of impairment may include a subsequent change in the extent or manner in which the software is used or expected to be used, a significant change to the software is made or expected to be made or the cost to develop or modify internal-use software exceeds that expected amount.

(In thousands, except share and per share data)

Reorganization Value in Excess of Value of Identifiable Assets—Goodwill and Intangible Assets

Reorganization value in excess of value of identifiable assets—goodwill, represents the portion of our reorganization value at March 26, 2002 that could not be attributed to specific tangible or identified intangible assets recorded in connection with the implementation of fresh-start reporting. These amounts are not amortized, but instead tested for impairment in accordance with the provisions of Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets.* To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, we would record an impairment charge for the difference. Fair values for goodwill and intangible assets are determined based upon discounted cash flows, market multiples or appraised values as appropriate. Our branch locations have similar economic characteristics and are aggregated into one reporting unit for assessing fair value. The impairment evaluation for goodwill and other intangible assets is conducted annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired.

We account for our business combinations in accordance with the purchase method of accounting. Purchase prices are allocated to the various underlying tangible and intangible assets and liabilities on the basis of estimated fair value. The fair value of acquired finite-lived identifiable intangible assets is amortized over the period of their expected useful life, generally 2 to 20 years.

Impairment of Long-Lived Assets

Periodically, when indicators of impairment are present, we evaluate the recoverability of the net carrying value of our property and equipment and our other amortizable intangible assets by comparing the carrying values to the estimated future undiscounted cash flows, excluding interest. A deficiency in these cash flows relative to the carrying amounts is an indication of the need for a write-down due to impairment. Among other variables, we consider factors such as the effects of external changes to our business environment, competitive pressures, market erosion, technological and regulatory changes as factors which could provide indications of impairment.

Deferred Financing Costs

Deferred financing costs related to our outstanding debt instruments are included in other assets on the consolidated balance sheet and amortized to interest expense based upon the term of the associated debt instruments using the effective interest rate method.

Cost of Net Revenues

Cost of net revenues includes the cost of products, drugs and supplies sold to patients, patient service equipment depreciation, and certain operating costs related to our respiratory services and pharmacy operations. Beginning in 2005, certain costs and expenses associated with our respiratory services and pharmacy operations were reclassified from selling general and administrative expense to cost of net revenues to reflect current industry practices. The costs and expenses related to certain respiratory services and pharmacy operations in 2004 have been reclassified in the accompanying consolidated financial statements to conform to this presentation.

Advertising Expense

Advertising costs are expensed as incurred. For the years ended December 31, 2004, 2005 and 2006, advertising expenses were $395, $335 and $414, respectively.

Rebates, Early Pay Discounts Earned, and Co-Sale and Marketing Agreements

We account for rebates, early pay discounts earned, and co-sale and marketing agreements, in accordance with FASB Emerging Issues Task Force Issue No. 02-16 "*Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor*" (EITF 02-16). Rebates and early pay discounts for products sold during a reporting period are estimated and recorded based on a systematic and rational allocation of the cash consideration offered from each vendor to each of the underlying transactions that results in progress by us toward earning the rebate or refund provided the amounts are probable and reasonably estimable. Consideration earned related to co-sale and marketing agreements is recorded when the specific contractual obligation is completed. The co-sale and marketing agreement payments are characterized as a reduction of the selling, general, and administrative expenses. We record all rebates based upon volume discounts as a reduction of the prices for those vendor's products, and characterizes the rebate as a reduction of cost of net revenues in the statement of operations. If the consideration is not probable and reasonably estimable, it is recognized as the milestones are achieved.

Income Taxes

In connection with the Plan, we entered into a Tax Sharing Agreement with the Predecessor and Integrated Health Services, Inc. that sets forth our rights and obligations with respect to taxes arising from and in connection with the implementation of the Plan. The Tax Sharing Agreement sets forth that the parties to the agreement will, for tax purposes, treat the transfer of the Predecessor's assets to us as a taxable event rather than as a tax-free reorganization. An election was made under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, and under analogous state and local law, with respect to the transfer of the Predecessor's assets to us. As a result of such election, we accounted for the acquisition of the stock of all of the Predecessor's subsidiaries as if we had acquired the assets of those subsidiaries for income tax purposes.

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based upon differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to amounts expected to be realized.

NOL carryforwards and credits are subject to review and possible adjustments by the Internal Revenue Service and may be limited by the occurrence of certain events, including significant changes in ownership interests. The effect of an ownership change is the imposition of an annual limitation on the use of the NOL carryfowards attributable to periods before the change. We regularly monitor changes in ownership and any implications thereof under Section 382 of the Internal Revenue Code.

Earnings Per Common Share

Basic earnings per share (EPS) is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings and are based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares related to employee stock options and preferred stock are excluded from the computation of diluted earnings per share in periods where they have an anti-dilutive effect. We use the treasury stock method to compute the dilutive effects of potentially dilutive securities.

(In thousands, except share and per share data)

Stock-Based Compensation

Through December 31, 2005, we accounted for our stock-based compensation under FASB Statements No. 123 and 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123* and APB Opinion No. 25, *Accounting for Stock Issued to Employees*, which prescribes the intrinsic value method of accounting for our stock-based awards issued to employees and directors.

We adopted FASB Statement 123R, *Share-Based Payment*, effective January 1, 2006. We are following the "modified prospective" method of adoption of Statement 123R whereby earnings for prior periods will not be restated as though stock based compensation had been expensed. See Note 12 for the impact of adoption of this accounting principle on our prior years. In accordance with FASB Staff Position 123R-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards* (FSP 123R-3), we utilize the alternative transition method to establish the beginning balance of a tax benefit pool comprised of the additional paid-in capital (APIC) related to the tax effects of employee stock-based compensation expense, and to determine the subsequent impact on the APIC tax benefit pool and the statement of cash flows of stock-based awards that were outstanding upon adoption of Statement 123R. Based on our historical losses, we did not have cumulative excess tax benefits from share-based compensation available in APIC that could be used to offset an equal amount of future tax shortfalls (i.e., the amount of the tax deductible share-based compensation is less than the related share-based compensation cost).

Fair Value of Financial Instruments

We believe the carrying amounts of cash, patient accounts receivable-net, other accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments.

The fair value of our variable rate senior secured term loan approximates its carrying value, because the current interest rates approximate rates at which similar types of borrowing arrangements could be currently obtained by us. The fair value of our senior subordinated notes is based on quoted market prices. The estimated fair value of the senior subordinated notes at December 31, 2005 and 2006 was $299,915 and $277,314, respectively.

Segment Information

We follow a centralized approach to management of our branch locations through standard operating procedures developed and monitored at the corporate level. Each autonomous branch location provides essentially the same products and services to customers at similar margins through similar distribution and delivery methods. Management reporting and analysis is done on a monthly basis for each location, and then aggregated for analysis as one operating segment for the chief operating decision maker. Additionally, each location operates in a highly regulated environment principally subjected to the same Medicaid and Medicare reimbursements and operating regulations. Additionally, management continually monitors the revenue, profits and losses, and allocated assets to each location for the assessments of whether quantitative thresholds have been exceeded under the aggregation criteria in FASB Statement 131, *Disclosures about Segments of an Enterprise and Related Information*. We operate in one reportable segment, as defined by Statement 131; the provision of home medical equipment and related products and services.

(In thousands, except share and per share data)

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for us beginning January 1, 2007. We are in the process of determining the effect, if any, the adoption of FIN 48 will have on our financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated ("rollover method") or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated ("iron curtain method"). The guidance provided in SAB 108 requires both methods to be used in evaluating materiality. If applying the provisions of SAB 108 results in errors that are deemed material, than such errors, along with any additional immaterial errors, would be corrected through a cumulative effect adjustment. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and whether the error had been deemed to be immaterial in the past. We adopted SAB 108 as of December 31, 2006 and such adoption had no financial impact on our results of operation or financial condition.

Reclassifications

Certain amounts presented in the prior periods have been reclassified to conform to the current period presentation.

(4) Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts consist of the following at December 31:

	2005	2006
Patient accounts receivable	$90,241	$91,155
Less allowance for doubtful accounts	14,766	12,463
	$75,475	$78,692

Included in patient accounts receivable at December 31, 2005 and 2006 are amounts due from Medicare, Medicaid and other federally funded programs (primarily Veterans Administration) which represents 60.0% and 58.2% of total outstanding receivables, respectively.

Included in patient accounts receivable are earned but unbilled receivables of $28,054 and $26,848 at December 31, 2005 and 2006, respectively. Billing backlogs, ranging from a day to several weeks, can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources.

(In thousands, except share and per share data)

(5) Business Acquisitions

During 2006, our business acquisition activities resulted in a total aggregate cost of $2,644 of which $1,816 was paid in cash. Additionally, we recorded a $300 deferred acquisition obligation, which is included in our accompanying consolidated balance sheet within accrued expenses and other current liabilities as of December 31, 2006. Payments in the aggregate amount of $4,237 were made on the deferred acquisitions obligations during 2006 and the remaining balance of $1,500 is included in accrued expenses and other current liabilities as of December 31, 2006.

During 2005, we acquired nine complementary home respiratory therapy businesses in specific geographic markets, for an aggregate total cost of $38,558, of which $30,777 was paid in cash. Additionally, we recorded $5,437 in deferred acquisition obligations which are included in the consolidated balance sheet within accrued expenses and other current liabilities as of December 31, 2005. In 2005, we recorded other income of $1,481 related to a legal settlement in conjunction with an acquisition in accordance with EITF 04-01 *Accounting for Preexisting Relationships between the Parties to a Business Combination.*

We had no acquisitions during 2004.

Our acquisitions are accounted for using the purchase method of accounting. The results of the operations of these acquisitions are included in the condensed consolidated financial statements from the purchase date. We allocated the purchase price related to our business acquisitions during the years ended December 31, 2005 and 2006 to the following assets:

	2005	2006
Current assets	$ 218	$ —
Property and equipment	2,317	339
Intangible assets	5,235	699
Goodwill	30,788	1,606
Total assets acquired	$38,558	$2,644

The following unaudited pro forma supplemental information on the results of operations for the years ended December 31, 2004 and 2005 includes the 2005 acquisitions as if they had been combined at the beginning of 2004:

	2004	2005
Net revenues	$564,589	$551,101
Net earnings	$ 37,960	$ 5,488
Basic- net earnings per common share	$ 1.51	$ 0.22
Diluted-net earnings per common share	$ 1.49	$ 0.21

The unaudited pro forma financial information is not necessarily indicative of either the results of operations that would have occurred had the transactions been effected at the beginning of 2004 or of future results of operations of the combined companies.

Pro forma results of operations reflecting the 2006 acquisition activity as if it had occurred at the beginning of each of the respective periods have not been presented since the amounts are immaterial to us.

(In thousands, except share and per share data)

(6) Property and Equipment

Property and equipment consist of the following at December 31:

	2005	2006
Patient service equipment	$307,100	$351,253
Furniture, office equipment, computers and software	70,404	82,538
Vehicles	4,345	3,883
Leasehold improvements	13,041	12,890
	394,890	450,563
Less accumulated depreciation	246,722	302,411
	$148,168	$148,153

Depreciation expense was $75,481, $64,195 and $60,928 for the years ended December 31, 2004, 2005, and 2006, respectively.

(7) Goodwill and Intangible Assets

In accordance with FASB Statement No. 142, *Goodwill and Other Intangible Assets* (Statement 142), we determined that an interim test of impairment was required as of June 30, 2006, due to an overall decline in our profitability which resulted primarily from decreases in Medicare reimbursement rates, including reductions for compounded budesonide and the resulting decline in market capitalization since the previous annual impairment test. Statement 142 provides a two-step impairment test. The first step of the impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. Our branch locations have similar economic characteristics and are aggregated into one reporting unit for assessing fair value.

We completed the first step of the interim impairment test as of June 30, 2006 and determined that an impairment loss had occurred. We were unable to complete the second step of the impairment test prior to the filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and therefore recorded a preliminary estimated non-cash impairment charge of $449,000 as of June 30, 2006, in accordance with Statement 142. This amount was recorded as a reduction to reorganization value in excess of fair value of identifiable assets—goodwill. The estimated impairment charge was calculated based upon market capitalization (i.e., quoted market prices) and the carrying value of our assets and liabilities, excluding goodwill. Other than approximately $117 paid in September 2006 in connection with the fifth amendment and limited waiver to our former credit agreement, the estimated $449,000 impairment charge did not result in cash expenditures and will not result in future cash expenditures.

We completed the second step of the interim impairment test during the quarter ended September 30, 2006 with the assistance of independent valuation specialists. The second step of the impairment test compares the fair value of the Company, determined in the same manner as in a business combination, to the fair value of its assets and liabilities with the remainder being the implied fair value of goodwill. The second step was performed to determine the actual amount of the impairment as of June 30, 2006. Based upon the completed impairment test, we determined that the actual impairment was $529,000 as of June 30, 2006. As such, in accordance with Statement 142, we recorded an additional non-cash impairment charge of $80,000 for the three months ended

(In thousands, except share and per share data)

September 30, 2006. This impairment charge did not result in cash expenditures and will not result in future cash expenditures.

Upon completion of the interim impairment analysis, we performed our annual impairment assessment as of September 30, 2006 with the assistance of independent valuation specialists. Based upon this analysis, and after consideration of the June 30, 2006 impairment charge, we determined that no additional impairment charge was necessary as of September 30, 2006.

Estimated amortization expense of intangible assets subject to amortization for the next five fiscal years is as follows: 2007—$1,376; 2008—$1,354; 2009—$1,352; 2010—$1,280; 2011—$1,208. Accumulated amortization was $4,731 and $6,121 at December 31, 2005 and 2006, respectively. The weighted-average useful life of other intangible assets was 17.8 years and 17.8 years as of December 31, 2005 and 2006, respectively.

Provided below is an accounting of intangible assets, other goodwill and reorganization value in excess of fair value of identifiable assets—goodwill from January 1, 2004 through December 31, 2006:

	Intangible assets subject to amortization	Goodwill	Reorganization value in excess of fair value of identifiable assets—goodwill
Balance at January 1, 2004	$17,684	$11,256	$ 692,154
Amortization expense for year ended December 31, 2004	(1,074)	—	—
Balance at December 31, 2004	16,610	11,256	692,154
Acquisitions during the year ended December 31, 2005	5,235	30,788	—
Other intangibles	75	—	—
Amortization expense for year ended December 31, 2005	(1,337)	—	—
Balance at December 31, 2005	20,583	42,044	692,154
Acquisitions during the year ended December 31, 2006	699	1,606	—
Other intangibles	12	226	—
Goodwill impairment	—	—	(529,000)
Amortization expense for year ended December 31, 2006	(1,390)	—	—
Balance at December 31, 2006	$19,904	$43,876	$ 163,154

(8) Other Assets

Other assets consist of the following at December 31:

	2005	2006
Debt issue costs	$ 8,214	$10,311
Prepaid expenses—long term	468	226
Deposits	2,620	2,525
	$11,302	$13,062

(In thousands, except share and per share data)

Amortization of the deferred financing costs was approximately $2,572, $1,384 and $2,241 for the years ended December 31, 2004, 2005 and 2006, respectively. Accumulated amortization of the deferred financing costs was $10,568 and $12,809 as of December 31, 2005 and 2006, respectively.

(9) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at December 31:

	2005	2006
Accrued salaries and wages	$10,228	$ 7,749
Accounts receivable credit balances	3,203	2,776
Notes payable on acquisitions	5,437	1,500
Accrued health insurance and other claims	3,877	3,990
Current portion of priority tax claim	966	1,034
Dividends payable	—	450
Sales tax payable	860	857
Accrued employee/employer 401K contributions	766	848
Other	99	9
	$25,436	$19,213

(10) Long-Term Debt

Our long-term debt consists of the following:

	2005	2006
Capital lease obligations with interest at a fixed rate of 4.5%, due in monthly installments through October 2006, secured by equipment	$ 282	$ —
Capital lease obligation with interest at a fixed rate of 9.0%, due in two installments payable in 2007, secured by equipment	—	3,103
Former senior secured term loan repaid in full on September 15, 2006	42,232	—
Current senior secured term loan; $238 payable quarterly through June 15, 2008 with remainder due September 15, 2008, interest payable at LIBOR rate plus 3.5%, payable monthly	—	94,763
9 1/2% senior subordinated notes, due April 1, 2012, interest payable semi-annually on April 1 and October 1	287,000	287,000
Sub-total	329,514	384,866
Less current portion	634	4,053
Total long-term debt	$328,880	$380,813

On September 15, 2006, we entered into a credit agreement with Highland Financial Corp., as lead arranger and sole bookrunner, Nexbank, SSB, as collateral agent and administrative agent, and the several banks and other financial institutions or entities from time to time parties to the credit agreement. The credit facility has a maximum credit amount of $120,000 that consists of a $25,000 revolving line of credit and a $95,000 term loan (the commitment to fund the last $5,000 of the revolving line of credit is subject to certain conditions). A portion of the revolving line of credit, not in excess of $15,000 is available for the issuance of letters of credit. The

(In thousands, except share and per share data)

amount available for the issuance of letters of credit was temporarily increased from $15,000 to $24,000 to accommodate the transfer of letters of credit under our former credit agreement to the issuing bank under our current credit agreement. As of December 31, 2006, standby letters of credit totaling $14,124 have been issued under this credit facility. The credit agreement expires in September 2008 and replaced our previous credit facility.

The credit agreement provides for mandatory prepayment and defined prepayment premiums upon the occurrence of certain specified events. The credit agreement contains customary covenants for financings of this type, including, but not limited to, limitations on liens; limitations on guarantee obligations; limitations on mergers, consolidations, liquidations and dissolutions; limitations on optional payments and modifications of subordinated and other debt instruments; limitations on transactions with affiliates; limitations on granting negative pledges; limitations on changes in lines of business; and restrictions our ability to incur indebtedness, dispose of property, make investments, pay dividends or make capital expenditures. The credit agreement also contains certain financial covenants, including requirements regarding certain specified EBITDA thresholds and a specified consolidated total leverage ratio.

The credit agreement contains customary events of default. Such events of default include, but are not limited to: (i) the failure to pay principal or interest when due, (ii) the breach or failure to perform certain covenants (including the failure to comply with financial covenants) or obligations and, as applicable, the failure to cure the same within a specified number of days, (iii) material breach of our representations and warranties, (iv) the occurrence of a change of control (as defined in the credit agreement), and (v) the commencement of any proceeding relating to bankruptcy us or any guarantor. Under certain circumstances, if an event of default occurs and is continuing, payment of amounts due under the credit agreement may be accelerated and the lending commitments under the credit agreement may be terminated.

Our obligations under the credit facilities are guaranteed by each of our direct and indirect domestic subsidiaries. All obligations under the credit facilities and the guarantees are secured by a first priority security interest in substantially all of our tangible and intangible assets, including intellectual property, real property and all of the capital stock of each of our direct and indirect subsidiaries.

Under terms of the indenture governing our senior subordinated notes, the notes are subordinated in right of payment to our existing and future senior debt. In the event of bankruptcy, liquidation, dissolution or similar proceeding, or certain other events, including a payment default on our secured senior credit facilities, we may be prevented from making payments to the holders of its senior subordinated notes. The indenture governing the senior subordinated notes contains covenants that, among other things, limit our ability to incur additional indebtedness and issue certain capital stock; pay dividends on, redeem or repurchase capital stock; make investments; sell assets; engage in transactions with affiliates; create certain liens; and consolidate, merge or transfer all or substantially all of our assets. The indenture also provides that a default under the credit agreement governing our senior secured credit facilities that results in the acceleration of our obligations under such agreement will result in a cross default under the indenture, which will allow the holders of at least 25% of the principal amount of the then outstanding senior subordinated notes to declare such notes immediately due and payable.

Long-term debt maturities excluding capital lease obligations are as follows: 2007—$950; 2008—$93,813; 2009—$0; 2010—$0; 2011—$0; and thereafter—$287,000.

(In thousands, except share and per share data)

Required future payments for capital lease obligations and the present value of net minimum capital lease payments are as follows:

	Capital Leases
2007	$3,150
Total	3,150
Less amount representing interest	47
Present value of minimum capital lease payments	$3,103

At December 31, 2006, the equipment under capital leases is included in property and equipment with a carrying amount of $3,103 and no accumulated depreciation as the related assets were received prior to December 31, 2006 but not placed in service until January 2007.

Interest expense, net was as follows for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006
Interest expense	$33,967	$32,694	$36,907
Interest income	(271)	(1,191)	(682)
Interest expense, net	$33,696	$31,503	$36,225

(11) Lease Commitments

We operate principally in leased offices and warehouse facilities. In addition, our vehicles, delivery vehicles and office equipment are leased under various operating leases. Lease terms range from four months to ten years with renewal options for additional periods. Many leases provide that we pay taxes, maintenance, insurance and other expenses. Rentals are generally increased annually by the Consumer Price Index, subject to certain maximum amounts defined within individual agreements.

We recognize rent expense on a straight-line basis over the expected lease term. Rental expense for building and vehicle leases approximated $22,079, $25,289 and $28,093 for the years ended December 31, 2004, 2005 and 2006, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statement of operations. The difference between the straight-line expense and the rent payments is recorded as a liability. At December 31, 2006, the short term portion of the liability of $60 is included in the accompanying consolidated balance sheet within accrued expenses and other current liabilities. The long term liability portion of $499 is included in the other long-term liabilities.

Future minimum rental commitments under non-cancelable leases, for corporate offices, billing centers, branch locations and vehicle leases, are as follows:

For the years ending December 31:	
2007	$23,268
2008	16,733
2009	12,382
2010	8,662
2011	4,537
Thereafter	339
	$65,921

(In thousands, except share and per share data)

(12) Share-Based Compensation and Stockholders' Equity

We adopted FASB Statement 123R, *Share-Based Payment*, effective January 1, 2006. Under the provisions of Statement 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to January 1, 2006, we accounted for our stock-based compensation under FASB Statements No. 123 and 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123* and APB Opinion No. 25, *Accounting for Stock Issued to Employees*, which prescribed the intrinsic value method of accounting for its stock-based awards issued to employees and directors. We followed the "modified prospective" method of adoption of Statement 123R whereby earnings for prior periods have not been restated as though stock based compensation had been expensed.

Stock Options: Under the Rotech Healthcare Inc. Common Stock Option Plan (the "Option Plan"), which became effective March 26, 2002, we can grant to employees, directors, or consultants incentive and nonqualified options to purchase up to 4,025,000 shares of common stock. The stock options are exercisable over a period determined by the Board of Directors, but no longer than ten years. At December 31, 2006, options to acquire up to 64,878 shares of common stock were available for grant pursuant to the Option Plan, options exercisable for 2,308,975 shares of common stock were outstanding at prices ranging from $14.55 to $27.55 per share, and 409,272 shares of common stock had been issued upon the exercise of options granted under the Option Plan. For the year ended December 31, 2006, we recorded share-based compensation expense of $15, none of which related to awards prior to the adoption of Statement 123R. Share-based compensation expense is included in selling, general and administrative expenses in the accompanying consolidated statements of operations. We did not incur any stock option related employee share-based compensation expense for either of the years ended December 31, 2004 or 2005.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during each of the respective years ended December 31:

	2004	2005	2006
Expected volatility	27.98%	32.52%	86.75%
Dividend yield	— %	— %	— %
Expected option life (years)	6.86	7.31	7.45
Average risk-free interest rate	3.60%	3.93%	4.77%

(In thousands, except share and per share data)

The following table summarizes our stock option transactions for the years ended December 31, 2004, 2005 and 2006:

	Number of Shares	Weighted Average Price
Options outstanding at December 31, 2003	3,291,250	$18.48
Granted	440,000	$23.39
Exercised	(281,716)	$19.54
Forfeited	(235,159)	$18.70
Options outstanding at December 31, 2004	3,214,375	$19.04
Granted	125,000	$24.09
Exercised	(85,525)	$25.24
Forfeited	(126,250)	$21.00
Options outstanding at December 31, 2005	3,127,600	$19.23
Granted	1,241,875	$ 1.26
Exercised	—	$ —
Forfeited	(818,625)	$21.18
Options outstanding at December 31, 2006	3,550,850	$12.47

The following table summarizes our stock options outstanding and exercisable by ranges of option price, as of December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Option Price	Number of Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Option Price	Number of Options Exercisable	Weighted Average Option Price
$ 1.26 – $14.54	1,241,875	9.88	$ 1.26	—	—
$14.55 – $16.99	24,000	6.38	$14.55	24,000	$14.55
$17.00 – $19.94	1,539,975	6.13	$17.00	1,539,975	$17.00
$19.95 – $20.00	435,000	5.45	$20.00	435,000	$20.00
$20.01 – $26.00	270,000	7.09	$23.61	270,000	$23.61
$26.01 – $27.55	40,000	8.14	$27.41	40,000	$27.41
Total	3,550,850	7.45	$12.47	2,308,975	$18.49

The weighted average exercise prices and grant date fair values of options with an exercise price that is less than, equal to, or greater than, the market price on the grant date are as follows for the years ended December 31, 2004, 2005 and 2006:

	2004		2005		2006	
	Exercise Price	Fair Value	Exercise Price	Fair Value	Exercise Price	Fair Value
Options issued:						
Less than market price	$ —	$ —	$ —	$ —	$ —	$ —
Equal to market price	$23.39	$3.88	$24.09	$8.89	$1.26	$0.72
Greater than market price	$ —	$ —	$ —	$ —	$ —	$ —

(In thousands, except share and per share data)

Effective November 15, 2006, an aggregate of 1,241,875 stock options were granted under the Option Plan to certain of our employees. Each of these options represents the right to purchase one share of our common stock and has an exercise price of $1.26 per share, which was the closing sales price per share of our common stock on November 15, 2006 as quoted on NASDAQ. The options expire on November 15, 2016 and are subject to vesting and other terms and conditions.

Prior Period Pro Forma Presentation: Through December 31, 2005, we accounted for our stock-based compensation under FASB Statements No. 123 and 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123* and APB Opinion No. 25, *Accounting for Stock Issued to Employees*, which prescribes the intrinsic value method of accounting for our stock-based awards issued to employees and directors.

Accordingly, through December 31, 2005, we did not recognize compensation expense for our stock options awarded to employees and directors in the condensed consolidated statements of operations. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, our net earnings available to common stockholders and basic and diluted earnings (loss) per share for the years ended December 31, 2004 and 2005 would have been as follows:

	Year ended December 31, 2004	Year ended December 31, 2005
Net earnings:		
As reported	$36,010	$ 5,546
Less: employee stock compensation, net of tax, that would have been included in the determination of net earnings had the fair value based method been applied to all awards	(1,453)	(4,424)
Pro forma	$34,557	$ 1,122
Basic net earnings per common share:		
As reported	$ 1.41	$ 0.20
Pro forma	$ 1.36	$ 0.03
Diluted net earnings per common share:		
As reported	$ 1.39	$ 0.20
Pro forma	$ 1.34	$ 0.03

Restricted Stock Awards and Units: Effective as of August 1, 2004, we established the Rotech Healthcare Inc. Non-employee Director Restricted Stock Plan. Under the terms of the plan, non-employee directors will receive a certain number of shares per year subject to transfer restrictions for a set period of time. The maximum number of shares issued under the plan cannot exceed 200,000. Restricted stock awards for an aggregate amount of 32,000, 40,000 and 24,000 shares of common stock have been granted to our non-employee directors during the years ending December 31, 2004, 2005 and 2006, respectively. The weighted average per share fair value for the 2004, 2005 and 2006 grants was $20.50, $23.19 and $3.76, respectively. Stock compensation expense recognized by us in the years ended December 31, 2004, 2005 and 2006 under the restricted stock plan was approximately $232, $745 and $652, respectively.

Stock Option Acceleration: In November 2005, our Board of Directors approved the acceleration of the vesting of all the previously unvested stock options granted under the Option Plan, effective November 22, 2005, representing options exercisable for the total of 1,148,187 shares of our common stock, including a total of 436,309 shares of common stock underlying options held by our executive officers. This acceleration was

(In thousands, except share and per share data)

expected to reduce after-tax stock option expense that we would otherwise have been required to record by approximately $4,424. Of this amount, which represents four years of charges with regard to the affected shares, approximately $934 would have been recorded in our 2006 fiscal year absent the acceleration. The acceleration of the vesting schedule of our options was effected pursuant to Section 5(a)(iv) of the Option Plan. Typically, stock options granted under the Option Plan vest over a four-year period.

Immediately prior to November 22, 2005, all of our unvested options under the Option Plan had stated exercise prices that exceeded the current market price of our common stock and were "out-of-the-money." Such options have exercise prices ranging from $17.00 to $27.55 per share and represent approximately 36% of our total outstanding stock options. Except for the accelerated vesting of the options issued under the Option Plan, all other terms and conditions of the options granted under the Option Plan remain the same. The accelerated vesting of the options outlined above will not alter the vesting of grants of restricted common stock made by us.

Earnings Per Common Share: Basic earnings per share (EPS) is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings and are based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares related to employee stock options and preferred stock totaled 762,500, 534,357 and 2,990,777 for the years ended December 31, 2004, 2005 and 2006, respectively, are excluded from the computation of diluted earnings per share in periods where they have an anti-dilutive effect. We use the treasury stock method to compute the dilutive effects of potentially dilutive securities.

A reconciliation of the number of common shares used in calculation of basic and diluted earnings per share for the years ended December 31, 2004, 2005 and 2006 are presented below:

	Year ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006
Weighted average basic shares	25,146,315	25,379,173	25,461,434
Effect of dilutive securities:			
Stock options	395,256	423,036	—
Stock awards	2,445	15,565	—
Weighted average diluted shares	25,544,016	25,817,774	25,461,434

(13) Income Taxes

Income tax expense (benefit) for the years ended December 31, 2004, 2005 and 2006 consists of:

	2004	2005	2006
Current:			
Federal	$ 2,434	$ (754)	$ (80)
State	2,454	856	438
Total current provision	4,888	102	358
Deferred:			
Federal	20,403	3,158	(35,241)
State	2,273	353	(3,925)
Total deferred provision	22,676	3,511	(39,166)
Federal and state income taxes (benefit)	$27,564	$3,613	$(38,808)

(In thousands, except share and per share data)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets as of December 31 are as follows:

	2005	2006
Current deferred tax (asset) liabilities:		
Deferred revenue	$ 9,992	$ 10,444
Other accrued liabilities	(1,188)	(1,683)
Other	1,913	(3,875)
Less: valuation allowance	—	3,286
Total current deferred tax (asset) liabilities, net	10,717	8,172
Long-term deferred tax (asset) liabilities:		
Property and equipment	(181)	(2,064)
Intangible assets	66,462	(54,788)
Net operating loss (NOL) carryforward	(34,707)	(23,066)
Other deferred liabilities	—	379
Other deferred assets	—	(100)
Less: valuation allowance	—	74,836
Total long-term deferred tax (asset) liabilities, net	31,574	(4,803)
Net deferred tax liabilities	$ 42,291	$ 3,369

A reconciliation of the tax provision computed at the statutory federal tax rate on earnings before income taxes to the actual income tax provision is as follows for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006
Tax provision computed at the statutory rate	$22,251	$3,206	$(200,518)
State income taxes, net of federal income tax benefit	2,100	320	(18,811)
Intangibles amortization and other book expenses not deductible for tax purposes	374	236	364
Increase in deferred tax asset valuation allowance	—	—	78,122
Write-off built-in losses under Section 382	—	—	69,992
Write-off NOLs under Section 382	—	—	34,358
Other	2,839	(149)	(2,315)
Total income tax expense	$27,564	$3,613	$ (38,808)

We determined that an ownership change (as defined in Section 382 of the Internal Revenue Code ("Section 382")) occurred on December 31, 2006. Based upon application of the provisions of Section 382, we have an estimated annual NOL carryforward limitation of approximately $2,787 related to any future carryforward use of NOLs generated prior to the change of ownership. Accordingly, we wrote-off deferred tax assets of $34,358 relating to $88,324 of NOLs during the year ended December 31, 2006 and have available federal NOLs of approximately $55,735 as of December 31, 2006, which will fully expire in 2026.

In addition, we are subject to restrictions of future tax attributes related to assets with built-in tax losses as defined under Section 382. These restrictions resulted in a write-off of $69,992 in deferred tax assets during the year ended December 31, 2006.

(In thousands, except share and per share data)

We have provided a full valuation allowance against our net deferred tax assets due to our judgment that it is more likely than not that the net deferred tax assets will not be realized. Based on a number of factors, including the goodwill impairment charge, future taxable income and the fact that the market in which we compete is competitive and characterized by changing reimbursement, we believe that there is sufficient uncertainty regarding the realization of net deferred tax assets such that a full valuation allowance is required.

We believe that we have adequately provided for income tax issues not yet resolved with federal, state and local tax authorities. At December 31, 2006, $2,082 was accrued for such federal, state and local tax matters and is included in income taxes payable. Although not probable, the most adverse resolution of these federal, state and local tax issues could result in additional charges to earnings in future periods in addition to the $1,600 currently provided. Based upon a consideration of all relevant facts and circumstances, we do not believe the ultimate resolution of tax issues for all open tax periods will have a material adverse effect upon our results of operations or financial condition.

(14) Insurance Coverage

We have a self-insured plan for health and medical coverage for our employees. A stop-loss provision provides for coverage by a commercial insurance company of specific claims paid in the plan year in excess of $175. Total recorded liabilities for group health insurance claims payable, including an estimate for incurred but not reported claims included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets were approximately $2,921 and $2,936 as of December 31, 2005 and 2006, respectively.

We are subject to workers' compensation and employee health benefit claims, which are primarily self-insured; however, we maintain certain stop-loss and other insurance coverage which we believe to be appropriate. Provisions for estimated settlements relating to the workers' compensation and health benefit plans are provided in the period of the related claim on a case-by-case basis plus an amount for incurred but not reported claims. Differences between the amounts accrued and subsequent settlements are recorded in operations in the period of settlement.

(15) Pharmacy Compounding

On August 10, 2006, we received a warning letter from the Food and Drug Administration (FDA) relating to our subsidiary, Pulmo-Dose, Inc. The warning letter states that Pulmo-Dose's compounding of formulations of budesonide, albuterol/ipratropium, and formoterol/budesonide exceeds the scope of the practice of pharmacy and that Pulmo-Dose is operating as a pharmaceutical manufacturer and not a pharmacy engaged in extemporaneous compounding.

We submitted a formal response to the warning letter on September 8, 2006, explaining that while we disagree with the FDA's assertions, we have commenced, in collaboration with our patients' physicians, a process to switch patients currently taking the compounded products identified in the warning letter to drug products that are commercially available, where clinically appropriate. In addition, we are not accepting any new prescriptions for these compounded products. As of March 5, 2007, of the approximately 15,000 patients previously receiving compounded drug products, over 12,500 have been successfully switched to commercially available drug products. We continue to work with our patients' physicians to switch the remaining patients and expect completion of this process within the next few months. As a result of our decision to switch these patients

(In thousands, except share and per share data)

to commercially available drug products, we have taken a one-time, non-cash charge of $4,000 for the three months and year ended December 31, 2006, to write-off our pharmacy compounding equipment, capitalized costs associated with our compounding facility, and substantially all remaining balances for budesonide-related accounts receivable.

(16) Certain Significant Risks and Uncertainties

We and others in the health care business are subject to certain inherent risks, including the following:

- Substantial dependence on revenues derived from reimbursement by various Federal health care programs (including Medicare) and State Medicaid programs which have been significantly reduced in recent years and which entail exposure to various health care fraud statutes;
- Inconsistent payment patterns from Centers for Medicare and Medicaid Services and its contractors or other third party payors;
- Government regulations, government budgetary constraints and proposed legislative, reimbursement and regulatory changes; and
- Lawsuits alleging malpractice and related claims.

Such inherent risks require the use of certain management estimates in the preparation of the Company's financial statements and it is reasonably possible that changes in such estimates may occur.

Due to the nature of the business, we are involved in lawsuits that arise in the ordinary course of business. We do not believe that any lawsuit we (or our predecessor, Rotech Medical Corporation, the "Predecessor") are a party to, if resolved adversely, would have a material adverse effect on our financial condition or results of operations. We are also subject to malpractice and related claims, which arise in the normal course of business and which could have a significant effect on us. As a result, we maintain occurrence basis professional and general liability insurance with coverage and deductibles which we believe to be appropriate.

As previously disclosed, on February 2, 2000, Integrated Health Services and substantially all of its subsidiaries, including the Predecessor filed voluntary petitions in the Bankruptcy Court under Chapter 11 of the United States Bankruptcy Code. By order of the Bankruptcy Court, the last day on which pre-bankruptcy claims could be filed, with certain exceptions, was August 29, 2000. Claims were asserted against the Predecessor with respect to various obligations. On February 13, 2002, the Bankruptcy Court confirmed the Predecessor's plan of reorganization (the "Plan") which became effective on March 26, 2002. On December 20, 2004, the Bankruptcy Court entered a final decree closing the Predecessor's bankruptcy case. In connection with its emergence from bankruptcy, claims made against the Predecessor prior to the date it filed for bankruptcy protection were satisfied in accordance with the terms of the Plan or pursuant to settlement agreements approved by the Bankruptcy Court. However, although we believe that all pre-petition state claims have also been discharged or dealt with in the Plan, states in other bankruptcy cases have challenged whether, as a matter of law, their claims could be discharged in a federal bankruptcy proceeding if they never made an appearance in the case. The issue has not been finally settled by the United States Supreme Court. Therefore, there is no assurance that a court would find that emergence from bankruptcy would discharge all such state claims against the Predecessor or us involving pre-petition claims. Since the date of confirmation of the Plan, neither we nor the Predecessor has received any correspondence from a state challenging the pre-petition discharge of claims.

On April 30, 2003, federal agents served search warrants at our corporate headquarters and four other facilities in three states and were provided access to a number of current and historical financial records and other

(In thousands, except share and per share data)

materials. We have also received subpoenas on behalf of the United States Attorney's Office for the Northern District of Illinois relating to the same subject matter including information relating to Medicare billing and VA contracting. We are cooperating fully with the investigation; however, we can give no assurances as to the duration of the investigation or as to whether or not the government will institute proceedings against us or any of our employees or as to the violations that may be asserted. In addition, we received informal requests for information on March 7, 2003 and April 17, 2003 from the Division of Enforcement of the Securities and Exchange Commission related to matters that were the subject of our previously disclosed internal investigation regarding VA contracts and we have provided documents in response to such requests. The Company has not had any communications with the SEC regarding this matter since 2003. In addition, on August 25, 2005, the Company received a request for information and documents from the Division of Enforcement of the SEC related to the Company's restatement of prior period financial results discussed in Note 21 to the consolidated financial statements included in the Company's annual report on Form 10-K/A for the year ended December 31, 2004. The Company is fully cooperating with the SEC and has provided documents in response to such request. The Company has not had any communications with the SEC regarding this matter since September 2005. In addition, on July 15, 2005, a qui tam complaint brought by one of the Company's former employees was unsealed and served on the Company and several of its subsidiaries. The complaint, filed in Texas federal court, alleges violations of the False Claims Act for fraudulent billing practices. The United States declined to intervene in the action. On September 1, 2005, the Company filed a motion to dismiss the complaint which remains pending. On March 6, 2006, the parties filed a joint motion to stay all activities in the case in order to engage in further discussions. The case is currently stayed until April 30, 2007. In addition, on November 7, 2006, one of our subsidiaries, Rothert's Hospital Equipment, Inc., received a subpoena from the Office of Inspector General for the Department of Health and Human Services. The subpoena requested documents relating to Medicare billing in the Covington, Kentucky, area between January 2003 and February 2004, as well as certain personnel records. We have produced the requested documents and we will continue to cooperate with the investigation.

As a health care provider, we are subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various government programs. The marketing, billing, documentation and other practices of health care companies are all subject to government scrutiny. To ensure compliance with Medicare and other regulations, regional carriers often conduct audits and request patient records and other documents to support claims submitted by us for payment of services rendered to patients. Similarly, government agencies periodically open investigations and obtain information from health care providers pursuant to legal process. Violations of federal and state regulations can result in severe criminal, civil and administrative penalties and sanctions, including disqualification from Medicare and other reimbursement programs.

Our predecessor, Rotech Medical Corporation, and the Office of Inspector General (the "OIG") of the DHHS entered into a Corporate Integrity Agreement as part of the process of settling the United States federal government's fraud claims against Rotech Medical Corporation in the aforementioned bankruptcy proceeding. As the successor to the business and operations of Rotech Medical Corporation, we are subject to the provisions of the Corporate Integrity Agreement. Providers and suppliers enter into corporate integrity agreements as part of settlements with the federal government in order that the federal government will waive its right to permissively exclude them from participating in federal health care programs. The term of the Corporate Integrity Agreement expired in February 2007, however, certain sections of the agreement (including, OIG inspection, audit and review rights and document retention obligations) will remain in effect until the OIG has completed its review of our final annual report and any additional materials submitted by us pursuant to OIG's request. We are required to submit our final annual report on or before July 11, 2007. If we were to be found in violation of any terms of the Corporate Integrity Agreement, we may be subject to substantial penalties, including stipulated cash penalties

(In thousands, except share and per share data)

ranging from $1.00 per day to $2.50 per day for each day we are in breach of the agreement, and, possibly, exclusion from federal health care programs.

(17) Employee Benefit Plans

401(k) Savings Plan

We sponsor a 401(k) Savings Plan (the Savings Plan) covering all full-time employees who have met certain eligibility requirements. The Savings Plan is funded by voluntary employee contributions and by discretionary Company contributions equal to a certain percentage of the employee contributions. Employees' interests in Company contributions vest over five years. Our contribution expense was approximately $565, $507 and $821 for the years ended December 31, 2004, 2005 and 2006, respectively.

Employee Profit Sharing Plan

Pursuant to the Plan, we contributed 250,000 shares of Series A Convertible Redeemable Preferred Stock (see Note 19) (the "Initial Company Contribution") to a trust to establish a tax-qualified defined contribution employee profit sharing retirement plan (the "Employees Plan"). Employees of the Company as of the effective date of the Employees Plan (the "Effective Date"), were the initial participants in the Employees Plan, and employees joining the Company after the Effective Date are eligible to join the Employees Plan on January 1 or July 1 following their first day of employment with the Company. Our contributions to the Employees Plan are fully discretionary. There are no employee contributions under the Employees Plan. Participants are fully and immediately vested in any and all Company contributions made to the Employees Plan. Any contributions made by us to the Employees Plan are allocated to individual participant accounts on the basis of the respective compensation of each participant, as compared to the aggregate compensation of all participants. The Initial Company Contribution to the Employees Plan was valued at $5,000 and was charged to operations of the Predecessor for the three months ended March 31, 2002. Effective December 5, 2003, our board of directors adopted a policy of declaring dividends to the holders of the Series A Convertible Redeemable Preferred Stock under the Employees Plan on an annual basis, with each such declaration to be made at the annual meeting of the board of directors with respect to dividends payable for the preceding year. Such policy commenced at the 2004 annual meeting of the board of directors and, in order to account for the period from the inception of the Employees Plan to such date, the first declaration of dividends covered the preceding two years. Accordingly, in June 2004, dividends in the amount of $900 were declared on our Series A Convertible Redeemable Preferred Stock and such dividends were paid during the first quarter of 2005. At each of the 2005 and 2006 annual meetings of the board of directors, dividends in the amount of $450 were declared on our Series A Convertible Redeemable Preferred Stock. The 2005 dividend was paid in December 2005 and the 2006 dividend was paid in January 2007. In addition, in order to maintain compliance with certain requirements of Federal law applicable to the Employees Plan, we made a cash contribution to the plan in the amount of $500 during the fourth quarter of 2005.

We periodically repurchase shares of Series A Preferred from the Rotech Healthcare Inc. Employees Plan in order to fund the cash payment of benefits from the Employees Plan to certain plan participants that are no longer employed by us. During 2004 and 2006, we repurchased 804 and 2,688 shares, respectively. There were no such repurchases during 2005.

(In thousands, except share and per share data)

(18) Revenue Data and Concentration of Credit Risk

Net revenues are derived from the following principal service categories:

	For Years Ended December 31,		
	2004	2005	2006
Oxygen and other respiratory therapy	$463,487	$468,187	$437,078
Home medical equipment	66,088	59,933	57,191
Other	5,754	5,062	4,482
	$535,329	$533,182	$498,751

Our revenue is generated through approximately 500 locations in 48 states. We generally do not require collateral or other security in extending credit to patients; however, we routinely obtain assignment of (or are otherwise entitled to receive) benefits receivable under the health insurance programs, plans or policies of patients (e.g., Medicare, Medicaid, commercial insurance and managed care organizations). We receive payment for a significant portion of services rendered to patients from the federal government under Medicare and other federally funded programs (including the Veterans Administration) and from the states under Medicaid. Revenues were derived from the following payor sources for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006
Medicare, Medicaid and other federally funded programs (primarily Veterans Administration)	71.0%	66.7%	67.8%
Commercial payors	25.5%	29.9%	28.7%
Private payors	3.5%	3.4%	3.5%
Total	100.0%	100.0%	100.0%

(19) Series A Convertible Redeemable Preferred Stock

We issued 250,000 shares of Series A Convertible Redeemable Preferred Stock (Series A Preferred) upon emergence from bankruptcy pursuant to the Plan. The Series A Preferred is held by our employee profit sharing plan (see Note 17) and the total preferred stock authorized by us is 1,000,000 shares. Each share of Series A Preferred has a stated value of $20 and entitles the holder to an annual cumulative dividend equal to 9% of its stated value, payable semi-annually at the discretion of our board of directors in cash or in additional shares of Series A Preferred. In the event dividends are declared by our board of directors but not paid for six consecutive periods, the holders of the Series A Preferred are entitled to vote as a separate class to elect one director to serve on our board of directors. Effective December 5, 2003, our board of directors adopted a policy of declaring dividends to the holders of the Series A Preferred under the Rotech Healthcare Inc. Employees Plan on an annual basis, with each such declaration to be made at the annual meeting of the board of directors with respect to dividends payable for the preceding year.

The Series A Preferred has conditional redemption features. During the first five years, the Series A Preferred is only convertible immediately prior to the consummation of an underwritten initial public offering of the Company's common stock pursuant to an effective registration statement under the Securities Act of 1933 at a price per share of at least $20 and with gross proceeds to us of at least $100,000. After the fifth anniversary of the date of the first issuance of the Series A Preferred, the Series A Preferred is convertible into shares of our

(In thousands, except share and per share data)

common stock at any time at the option of the holder based on the conversion ratio of 0.8 shares of common stock for each share of Series A Preferred. If the Series A Preferred is not converted, it must be redeemed by us on June 26, 2012 at a redemption amount of $20 per share, plus any accrued and unpaid dividends. The amount of mandatory redemption of the outstanding 246,508 shares of Preferred Stock would be approximately $4,930 plus any accrued unpaid dividends. Since the Series A Preferred does not contain an unconditional obligation to redeem as defined in FASB Statement 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* which would require the Series A Preferred to be classified as a liability, we have presented the Series A Preferred as a mezzanine obligation in the accompanying consolidated financial statements. We periodically repurchase shares of Series A Preferred from the Rotech Healthcare Inc. Employees Plan in order to fund the cash payment of benefits from the Employees Plan to certain plan participants that are no longer employed by us. During 2004 and 2006, we repurchased 804 and 2,688 shares, respectively. There were no such repurchases during 2005.

In the event of any bankruptcy, liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, each holder of Series A Preferred shall receive, out of our assets legally available for distribution to our stockholders, prior to any payment to the holder of shares of common stock, the redemption amount described above as a preferential distribution.

No dividends will be declared or paid upon our common stock, unless and until dividends have been declared on the Series A Preferred. Dividends on the Series A Preferred have been declared and paid as follows:

	Amount	Declaration Date	Payment Date
Dividend	$900	June 2004	March 2005
Dividend	$450	September 2005	December 2005
Dividend	$450	June 2006	January 2007

Dividends payable on Series A Preferred in the amount of $450 are included in our accompanying consolidated balance sheet as of December 31, 2006 within "Accrued expenses and other current liabilities, including dividends payable".

(20) Restructuring Accruals

During 2004 and 2005, we undertook certain restructuring activities that included employee reductions and real estate consolidations to improve operating effectiveness and efficiencies. During the year ended December 31, 2004, we recognized restructuring related charges, which consisted of severance and lease cancellation charges in the amount of $538, and the payments in the amount of $1,698 relating to severance and lease cancellation charges. During the year ended December 31, 2005, we recognized restructuring related charges, which consisted of severance and lease cancellation charges in the amount of $950, and payments in the amount of $346 relating to severance and lease cancellation charges. As of December 31, 2004, we had approximately $516 recorded in accrued expense related to restructuring charges. As of December 31, 2005, we had approximately $1,021 recorded in accrued expense related to restructuring charges and severance charges. The restructuring related charges are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. No such expenses were recorded during 2006 and there are no remaining amounts in accrued expense related to restructuring charges and severance charges.

ROTECH
HEALTHCARE INC.
We Care About Patient Care

2600 Technology Drive, Suite 300
Orlando, Florida 32804
(407) 822-4600



April 30, 2007

Dear Stockholder:

You are cordially invited to attend the 2007 Annual Meeting of Stockholders of Rotech Healthcare Inc., a Delaware corporation (the "Company"), to be held at the Hyatt Regency, Orlando International Airport, 9300 Airport Boulevard, Orlando, Florida on Friday, June 29, 2007, at 8:30 a.m., local time.

The principal business of the meeting will be to (i) elect directors for the ensuing year, (ii) ratify and approve an amendment to the Rotech Healthcare Inc. Common Stock Option Plan and approve the performance goals under such plan, (iii) ratify and approve the Rotech Healthcare Inc. Amended and Restated Nonemployee Director Restricted Stock and Stock Option Plan, (iv) ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007 and (v) transact such other business as may properly come before the meeting and at any adjournment thereof.

Along with the attached Proxy Statement, also enclosed is a copy of the Company's 2006 Annual Report to Stockholders, which includes the Company's financial statements.

If you are not planning to attend the meeting, it is still important that your shares be represented. Please complete, sign, date and return to the Company the enclosed proxy card in the envelope provided at your earliest convenience. If you do attend the Annual Meeting and wish to vote in person, you may withdraw your proxy at that time.

Sincerely,

PHILIP L. CARTER
President and Chief Executive Officer



2600 Technology Drive, Suite 300
Orlando, Florida 32804
(407) 822-4600

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 29, 2007

The 2007 Annual Meeting of Stockholders of Rotech Healthcare Inc., a Delaware corporation (the "Company"), will be held on Friday, June 29, 2007, at 8:30 a.m., local time, at the Hyatt Regency, Orlando International Airport, 9300 Airport Boulevard, Orlando, Florida.

The principal business of the Annual Meeting will be to (i) elect directors for the ensuing year, (ii) ratify and approve an amendment to the Rotech Healthcare Inc. Common Stock Option Plan and approve the performance goals under such plan, (iii) ratify and approve the Rotech Healthcare Inc. Amended and Restated Nonemployee Director Restricted Stock and Stock Option Plan, (iv) ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007 and (v) transact such other business as may properly come before the meeting and at any adjournment thereof.

Stockholders of record at the close of business on Wednesday, May 2, 2007, the record date for the Annual Meeting, are entitled to notice of the Annual Meeting and to vote the shares held on that date at the Annual Meeting. Stockholders of record of the Company's common stock may vote their shares by completing and returning the enclosed proxy card. This proxy is being solicited by the Board of Directors of the Company.

In accordance with Delaware corporate law, the Company will make available for examination by any stockholder entitled to vote at the Annual Meeting, for any purpose germane to the Annual Meeting, during ordinary business hours, for at least 10 days prior to the Annual Meeting, at the offices of Rotech Healthcare Inc., 2600 Technology Drive, Suite 300, Orlando, Florida, a complete list of the stockholders entitled to vote at the Annual Meeting, arranged in alphabetical order.

Sincerely,

REBECCA L. MYERS
Secretary and Chief Legal Officer

April 30, 2007

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY SHARES YOU OWNED ON THE RECORD DATE, PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, DATE AND SIGN IT, AND RETURN IT IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID THE ADDITIONAL EXPENSE TO THE COMPANY OF FURTHER SOLICITATION, THE COMPANY ASKS FOR YOUR COOPERATION IN PROMPTLY MAILING IN YOUR PROXY CARD.

ROTECH HEALTHCARE INC.
2600 Technology Drive, Suite 300
Orlando, Florida 32804
(407) 822-4600

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Rotech Healthcare Inc. (the "Company") for use at the Annual Meeting of Stockholders (the "Annual Meeting") of the Company to be held at the Hyatt Regency, Orlando International Airport, 9300 Airport Boulevard, Orlando, Florida, on Friday, June 29, 2007, at 8:30 a.m., local time, and any adjournment thereof. The matters to be considered and acted upon at the meeting are set forth in the attached Notice of Annual Meeting. This Proxy Statement, the Notice of Annual Meeting and the form of proxy are first being filed with the Securities Exchange Commission on April 30, 2007 and will be first mailed to stockholders on or about May 14, 2007.

The record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting has been fixed by the Board of Directors as the close of business on Wednesday, May 2, 2007. There are 25,505,270 shares of the Company's common stock outstanding and entitled to vote at the Annual Meeting. Each share of common stock is entitled to one vote on each of the matters listed in the Notice of Annual Meeting.

If the accompanying proxy is signed and returned, the shares represented by the proxy will be voted as specified in the proxy. If you execute the enclosed proxy card but do not give instructions, your proxy will be voted as follows: (i) FOR the election of the nominees for directors named below, (ii) FOR the ratification and approval of an amendment to the Rotech Healthcare Inc. Common Stock Option Plan and approval of the performance goals under such plan, (iii) FOR the ratification and approval of the Rotech Healthcare Inc. Amended and Restated Nonemployee Director Restricted Stock and Stock Option Plan and (iv) FOR the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007. A stockholder executing a proxy card may revoke it at any time before it is exercised by giving written notice revoking the proxy to the Company's Secretary at 2600 Technology Drive, Suite 300, Orlando, Florida 32804, by subsequently delivering another proxy bearing a later date or by attending the Annual Meeting and voting in person. Attending the Annual Meeting will not automatically revoke your proxy.

The presence, in person or by proxy, of the holders of common stock representing a majority of the issued and outstanding common stock entitled to vote at the meeting will constitute a quorum. Abstentions and broker non-votes will be treated as present for purposes of a quorum, but will have no effect on the votes required to elect directors or to approve any other matter. Votes cast by proxy or in person at the Annual Meeting will be counted by the persons appointed by the Company to act as election inspectors for the meeting.

If any other matters are properly presented at the Annual Meeting, the persons named in the form of proxy will be entitled to vote on those matters for you. As of the date of this Proxy Statement, the Company was not aware of any other matters to be raised at the Annual Meeting.

ABSTENTIONS AND "BROKER NON-VOTES"

Stockholders and brokers returning proxies or attending the meeting who abstain from voting will count towards determining a quorum. However, such abstentions will have no effect on the outcome of the election of directors or the approval of any other matter. Broker non-votes (*i.e.*, shares held by brokers or nominees over which the broker or nominee lacks discretionary power to vote and for which the broker or nominee has not received specific voting instructions from the beneficial owner) will be treated as present for purposes of a quorum, but will have no effect on the votes required to elect directors or to approve any other matter.

VOTING REQUIREMENTS

Election of Directors. The election of directors requires a plurality of the votes cast for the election of directors; accordingly, the directorships to be filled at the Annual Meeting will be filled by the nominees receiving the highest number of votes. In the election of directors, votes may be cast in favor of all nominees, or withheld with respect to any or all nominees. Votes that are withheld will be excluded entirely from the vote and will have no effect on the outcome of the vote. Proxies cannot be voted for a greater number of persons than the number of nominees named in this proxy statement.

Other Proposals. The affirmative vote of a majority of the votes cast for or against each proposal by stockholders entitled to vote at the Annual Meeting is required to approve each such proposal other than the election of directors. An abstention from voting on any proposal will be treated as "present" for quorum purposes. However, since an abstention is not treated as a "vote" for or against the proposal, it will have no effect on the outcome of the vote.

EXPENSE AND MANNER OF SOLICITATION

The Company will bear the cost of this solicitation, including amounts paid to banks, brokers and other record owners to reimburse them for their expenses in forwarding solicitation material regarding the Annual Meeting to beneficial owners of the Company's common stock. The solicitation will be by mail, with the material being forwarded to the stockholders of record and certain other beneficial owners of the common stock by the Company's officers and other employees (at no additional compensation). Such officers and employees may also solicit proxies from stockholders by personal contact, by telephone or by any other means if necessary in order to assure sufficient representation at the Annual Meeting. The Company has also retained The Altman Group to assist in distributing and soliciting proxies, as necessary, with respect to shares of common stock held of record by brokers, nominees and institutions. The Company does not anticipate that the costs of such proxy solicitation firm will exceed $7,000, plus its out-of-pocket fees and expenses.

IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

Directors

The Board of Directors has nominated the following six (6) director nominees for election at the Annual Meeting: Philip L. Carter, Arthur J. Reimers, James H. Bloem, Edward L. Kuntz, Jason B. Mudrick and Arthur Siegel. Please see "Proposal 1—Election of Directors" for the names, ages and business experience of each of the Company's director nominees for election at the Annual Meeting.

Executive Officers

Pursuant to the Company's By-laws, its officers are chosen annually by the Board of Directors and hold office until their respective successors are chosen and qualified.

Philip L. Carter, age 58, became President, Chief Executive Officer and a director of the Company in December 2002. From March 2002 to November 2002, Mr. Carter was self-employed. From May 1998 to February 2002, Mr. Carter was the Chief Executive Officer and a director of Apria Healthcare Group Inc., a publicly traded healthcare company. Prior to joining Apria Healthcare Group Inc., Mr. Carter had served as President and Chief Executive Officer of Mac Frugal's Bargains Close-Outs Inc., a chain of retail discount stores, since 1995.

Michael R. Dobbs, age 57, became Chief Operating Officer of the Company in January 2003. Prior to joining the Company, Mr. Dobbs was an officer of Apria Healthcare Group Inc., a publicly traded healthcare company, serving as Executive Vice President, Logistics from January 1999 to January 2003 and as Senior Vice President, Logistics from June 1998 to January 1999. Prior to joining Apria Healthcare Group Inc., Mr. Dobbs served as Senior Vice President of Distribution for Mac Frugal's Bargains Close-Outs Inc., a chain of retail discount stores, from 1991 to 1998.

Steven P. Alsene, age 38, became Chief Financial Officer and Treasurer of our company in September 2006. Prior to his formal appointment as Chief Financial Officer and Treasurer, Mr. Alsene served in such capacity on an interim basis since June 2006. Mr. Alsene joined our company in June 2003 as the Vice President of Internal Audit and has also served as our Vice President of Finance. From June 1999 to June 2003, Mr. Alsene was the Head of Corporate Audit Services of Harcourt Education, a division of Reed Elsevier PLC. From 1992 to 1999, Mr. Alsene served in various audit department capacities including audit manager with PricewaterhouseCoopers LLP. Mr. Alsene is a certified public accountant in the State of Florida. He received his Bachelor of Science in Accounting from Florida State University and holds a Masters in Accounting from Florida State University.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

Introduction

The compensation committee of the Board of Directors has overall responsibility with respect to the design, approval and evaluation of the executive compensation plans, policies and programs of the Company. The compensation committee ensures that the total compensation paid to the Company's executives is fair, reasonable and competitive. This compensation discussion and analysis discusses the compensation objectives of the Company and the decisions and the rationale behind those decisions relating to 2006 compensation for the Company's principal executive officer, principal financial officer and other executive officers, such officers are referred to herein as the "named executive officers". As used in this proxy statement, "we", "our", "us" and the "Company" refer to Rotech Healthcare Inc.

Compensation Philosophy and Objectives of our Compensation Program

The compensation committee's executive compensation philosophy supports the Company's overall business strategy and has at its core a strong link between pay, performance and retention. The compensation committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company, and which aligns executives' interests with those of the stockholders by rewarding performance above established goals, with the ultimate objective of improving stockholder value. The compensation committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, the compensation committee believes compensation packages provided by the Company to its executives should include both cash and stock-based compensation that reward performance as measured against established goals.

Determination of Compensation

How we structure compensation

Compensation of our named executive officers consists of three components: base salary, annual incentive awards and long-term incentive awards. Base salary levels have been established in order to attract and retain key executives, commensurate with their level of responsibility within the organization and compensation paid to similarly situated individuals at comparable companies. Annual incentives closely link executive pay with performance in areas that are critical to the Company's short-term operating success. Long-term incentives motivate executives to make decisions that are in the best interests of the Company's stockholders and reward them for the sustained creation of stockholder value. The Company and the compensation committee intend that the components of the executive compensation program will support the Company's compensation philosophy, reinforce the Company's overall business strategy, and ultimately drive stockholder value creation. The Company has entered into employment agreements with its Chief Executive Officer and Chief Operating Officer and a letter agreement with its Chief Financial Officer which provide many of the terms of the compensation to be paid to such officers, such as minimum base salary and bonus targets.

We pay base salary in order to provide named executive officers with sufficient, regularly-paid income and to attract, recruit and retain executives with the knowledge, skills and abilities necessary to successfully execute their job duties and responsibilities. We grant executives the opportunity to earn annual incentives in order to be competitive from a total remuneration standpoint and to ensure focus on annual financial and operating results. Both base salary and bonus are designed to reward annual achievements and be commensurate with the executive's scope of responsibilities, demonstrated leadership abilities, and management experience and effectiveness. We provide executives the opportunity to earn long-term compensation in order to be competitive from a total remuneration standpoint and to ensure focus on stockholder return. Our long-term elements of compensation focus on motivating and challenging the executive to achieve superior, longer-term, sustained results.

These programs enable us to reinforce our pay for performance philosophy, as well as strengthen our ability to attract and retain highly qualified executives. We strive to achieve an appropriate mix between equity incentive awards and cash payments in order to meet our objectives. We believe that this combination of programs provides an appropriate mix of fixed and variable pay, balances short-term operational performance with long-term stockholder value, and encourages executive recruitment and retention. We combine the compensation elements for each executive in a manner we believe optimizes the executive's contribution to the Company. We believe the most important indicator of whether our compensation objectives are being met is our ability to motivate our executives to deliver superior performance and retain them to continue their careers with us on a cost-effective basis.

How we determined 2006 compensation

The compensation committee, taking into account recommendations made by the Chief Executive Officer and directors not serving on the compensation committee, determined all compensation for each named executive officer for 2006. The compensation committee has established a number of processes to assist it in ensuring that the Company's executive compensation program is achieving its objectives. Among those are:

- assessment of Company performance
- assessment of individual performance
- industry comparison
- total compensation review

We rely upon our judgment in making compensation decisions, after reviewing the performance of the Company and carefully evaluating an executive's performance during the year against established goals, leadership qualities, operational performance, business responsibilities, career with the Company, current compensation arrangements and long-term potential to enhance shareowner value. We consider competitive market compensation paid by other companies in our industry, but we do not attempt to maintain a certain target percentile within a peer group or otherwise rely on that data to determine executive compensation. In the past, the compensation committee engaged the services of Mercer Human Resource Consulting LLC in order to conduct a survey and review of the Company's salary, stock incentive award and benefits history for executive officers against both general industry and competitor comparison groups. Based on this review, which was completed in 2004, the compensation committee found the Company's Chief Executive Officer's and senior executives' total compensation, individually and in the aggregate, to be reasonable and not excessive. The compensation committee does not currently have a contractual arrangement with any compensation consultant who has a role in determining or recommending the amount or form of senior executive or director compensation and the compensation committee did not engage a compensation consultant in connection with the determination of 2006 senior executive and director compensation. However, in the past, the compensation committee has engaged Mercer Human Resource Consulting LLC, a compensation consultant, to review executive and director compensation. Going forward, the compensation committee expects to engage or seek the advice of Mercer Human Resource Consulting LLC or another compensation consultant on an "as needed" basis and for special projects. In addition, the compensation committee intends to work with Mercer Human Resource Consulting LLC during the coming months to review compensation guidelines for our nonemployee directors.

In the following discussion, we provide further explanation of why and how the compensation committee determined each of the components of compensation for the named executive officers.

Base Salary

Base salary is the guaranteed element of employees' annual cash compensation. The value of base salary reflects the employee's long term performance, skill set and the market value of that skill set. The compensation committee reviews each named executive officer's base salary annually in light of his individual performance, management's overall accomplishments, the complexity of the Company's business, the Company's financial performance and compensation levels of similarly titled officers of industry competitors. In setting base salaries for 2006, the compensation committee considered, among other factors, the following:

- the executive's level of responsibility within the organization;
- pay levels at other companies that compete with the Company for executive talent;
- individual performance (which includes performance on financial goals and non-financial goals);
- the executive's experience, tenure and future potential;
- the Company's economic environment;
- the Company's financial performance; and
- other performance-related factors used by the compensation committee to determine annual incentive awards, described in more detail herein.

The compensation committee reviewed and determined 2006 individual base salaries at its compensation committee meeting held on November 21, 2005. The compensation committee also adjusted compensation, as necessary, during 2006 to reflect the promotion of Steven Alsene to Chief Financial Officer of the Company.

Philip L. Carter

Mr. Carter has been President and Chief Executive Officer of the Company since November 1, 2002. Under the terms of Mr. Carter's employment agreement, his base salary is reviewed by the Board or the compensation committee at least annually. Mr. Carter's 2006 annual base salary was increased by 3.9% over the prior year. The Company's financial performance during 2005 and 2006 was significantly negatively impacted by reductions in Medicare reimbursement rates and other factors outside of the Company's control. Despite Mr. Carter's individual performance which the Board deemed to be acceptable during 2005 and continued outstanding leadership, the compensation committee decided to limit the increase in Mr. Carter's 2006 base salary due, in large part, to the adverse regulatory changes experienced by the Company over the past several years which have significantly negatively impacted the Company's financial performance.

Michael R. Dobbs

Mr. Dobbs has served as the Company's Chief Operating Officer since January 13, 2003. Under the terms of Mr. Dobbs' employment agreement, his base salary is reviewed by the Board or the compensation committee at least annually. Mr. Dobbs' annual base salary was increased by 8.3% to $520,000 for 2006 in recognition of his continued success in achieving business results including increases in both oxygen and drug patient counts and other durable medical equipment respiratory product counts, promoting our core values and keys to success, enhancing operating efficiencies and demonstrating leadership.

Steven P. Alsene

In September 2006, Mr. Alsene was appointed the Company's Chief Financial Officer and Treasurer. Prior to his formal appointment as Chief Financial Officer and Treasurer, Mr. Alsene served in such capacity on an interim basis since June 2006. In connection with his appointment as interim Chief Financial Officer in June 2006, the compensation committee increased Mr. Alsene's annual rate of base salary from $121,411 to $190,000. In recognition of his promotion to Chief Financial Officer in September 2006 and his increased responsibilities, the compensation committee further increased Mr. Alsene's annual rate of base salary to $250,000.

Barry E. Stewart (former Chief Financial Officer)

Mr. Stewart served as our Chief Financial Officer from August 10, 2004 until his resignation on May 31, 2006. Prior to his resignation, Mr. Stewart's 2006 annualized rate of base salary was $290,000, a 3.6% increase over the prior year. The compensation committee had determined that the limited increase in base salary was appropriate in light of the adverse regulatory changes experienced by the Company over the past several years which have significantly negatively impacted the Company's financial performance. Mr. Stewart was not granted any award under any of the Company's incentive or equity plans or otherwise during 2006 and did not receive any severance or other termination payments in connection with his resignation as Chief Financial Officer of the Company.

The compensation and other benefits of Mr. Carter and Mr. Dobbs are specified in their respective employment agreements, the material terms of which are summarized below following the 2006 Grants of Plan-Based Awards Table. The amounts received by Messrs. Carter, Dobbs, Alsene and Stewart as salary in 2006 are shown in the "Salary" column of the Summary Compensation Table.

We believe that the current base salaries for our named executive officers are consistent with compensation objectives established by the compensation committee.

Annual Incentive Plans

General

Annual incentive compensation is an integral part of the Company's compensation program. Each year the compensation committee establishes an annual incentive award plan for members of senior management, including each of the Company's named executive officers. Payments of bonus awards to executive officers under such programs are based on the compensation committee's assessment of the Company's and each executive officer's performance measured against previously set financial objectives and the achievement of certain strategic goals. Generally, the compensation committee sets the performance target levels such that the relative difficulty of achieving the target level is consistent from year to year. Because publication of confidential and proprietary quantifiable targets and other specific goals for the Company and its officers could place the Company at a competitive disadvantage, it has not been the Company's practice to disclose the specific financial and other performance target levels set forth in its bonus plans.

2006 Bonus Plan

In 2006, the compensation committee adopted a cash bonus plan (the "2006 Bonus Plan") to provide the Company's executive officers with bonus compensation upon the achievement of certain financial objectives related to the Company's 2006 revenue, earnings before interest, taxes, depreciation and amortization (EBITDA), earnings per share and the achievement of certain other performance goals.

As contemplated in their respective employment agreements, the 2006 Bonus Plan provided Mr. Carter and Mr. Dobbs with a cash bonus opportunity of up to 100% of their respective 2006 annual base salaries and Mr. Alsene with a cash bonus opportunity of up to 75% of his annual rate of base salary. These incentive targets were also derived in part from the compensation committee's judgment on the impact that the positions of chief executive officer, chief operating officer and chief financial officer have on our short-term operating success, total stockholder return, their relative value to the Company and the desire to maintain a consistent annual incentive target for the chief executive officer, chief operating officer and chief financial officer positions. The amount each participant actually receives, if any, depends on the Company's achievement of specific financial and performance targets and the participant's continued employment with the Company.

For 2006, target annual incentive compensation comprised approximately 42% of the total target annual compensation for named executive officers. The compensation committee believes annual incentive compensation comprising such percentage of total target annual compensation for the named executive officers is appropriate because:

- these executive officers are in positions to drive corporate performance;

- results beneficial to stockholders will trigger incentive compensation payments to these executive officers;
- this compensation is "at risk" and earned only if financial results warrant any payments; and
- tying a significant percentage of total target annual compensation to incentive payments helps ensure focus on the incentive goals.

Under the 2006 Bonus Plan, 90% of the bonus target amount was equally allocated among three measures of financial performance related to the Company's 2006 revenue, EBITDA, and earnings per share. The target growth rates are generally developed through the Company's annual financial planning process, whereby we assess the future operating environment and build projections of anticipated results. The compensation committee believes that revenue, EBITDA, and earnings per share are important and relevant measurements in assessing how well or how poorly the Company is performing from a financial standpoint. In particular, earnings per share is a generally accepted accounting principle measurement and a key driver of stockholder return over the long-term. The compensation committee believes that these performance measures will motivate our executives to focus on meeting annual goals that lead to our long-term success. The compensation committee believes that the near-term growth of the Company's overall business and its profitability are the most important objectives currently facing the Company, and accordingly, allocated a significant portion of the annual bonus opportunity to performance measures that will encourage the named executive officers to focus directly on those objectives. The remaining 10% of the bonus target amount was allocated to a quality of patient care objective because of our commitment to providing high quality services.

For each financial performance measure there is a minimum performance goal that must be achieved in order for the bonus to be paid at the maximum level with respect to that measure. If the Company does not meet the threshold level for a particular performance measure, no bonus is payable with respect to that performance measure. The bonus award increases on a directly proportional basis from 0% to 100% of the maximum bonus award for each performance measure, based on the amount by which the threshold amount is exceeded for that performance measure.

As discussed above, the financial performance targets are generally set based on the Company's annual financial planning process, whereby we assess the future operating environment and build projections of anticipated results. Upon completion of the fiscal year, the compensation committee assesses the performance of the Company for each performance goal comparing the actual fiscal year results to the pre-determined levels for each objective. The Company did not meet the financial performance targets under the 2006 Bonus Plan, but did meet the quality of patient care objective. Accordingly, each of the named executive officers earned 10% of their respective target bonus amounts. The bonuses paid to the named executive officers for 2006 appear in the Summary Compensation Table under the "Nonequity Incentive Plan Compensation" column.

The compensation committee approved the award of discretionary cash bonuses for 2006 to Messrs. Carter and Dobbs, in the amount of $306,666 and $173,333, respectively. These discretionary cash bonuses were awarded in accordance with the terms of each such executive's employment agreement with the Company and are in addition to any amounts otherwise paid pursuant to the Company's 2006 Bonus Plan. In awarding these bonuses, the compensation committee took into account, among other things, the leadership displayed by these executives, their strong individual performances despite the difficult regulatory environment in which the Company operates, success in achieving certain targeted business results including increases in both oxygen and drug patient counts and other durable medical equipment respiratory product counts during 2006, promoting our core values and keys to success, and that neither Mr. Carter nor Mr. Dobbs were granted any Company stock options during 2006.

Rotech Healthcare Inc. Performance Bonus Plan

On December 18, 2006, the compensation committee approved the adoption by the Company of the Rotech Healthcare Inc. Performance Bonus Plan (the "Performance Bonus Plan"), which plan is in effect beginning with the Company's 2007 fiscal year. The Performance Bonus Plan is designed to reward members of senior management and other key employees of the Company if specific, objective, predetermined performance goals are achieved during a given performance period. The Performance Bonus Plan is administered by the compensation committee. Eligible employees under the Performance Bonus Plan for a given period are members of senior management and other key employees of the Company who are designated by the committee. Awards to participants will be based on predetermined objective performance goals, which shall provide for a targeted level or levels of achievement using certain Company performance measurements which may include, earnings, earnings before interest, taxes, depreciation and amortization (EBITDA), net income, revenues and any other objective and measurable criteria tied to the Company's performance. The specific performance goals for a given period will be established in writing by the committee in its discretion. The committee, in its discretion, will also establish a target award for each participant under the Performance Bonus Plan which will be expressed as a percentage of such participant's base salary or a specific dollar amount, as determined by the compensation committee. The maximum amount of compensation that may be paid to a participant pursuant to the Performance Bonus Plan is $3,000,000 per year. The compensation committee will determine whether, and the extent to which, bonuses are payable pursuant to the Performance Bonus Plan. All bonuses under the Performance Bonus Plan are paid in cash. Bonus awards to participants under the Performance Bonus Plan will be consistent with such participant's employment agreement or other written agreement with the Company, if any, that covers the subject of bonus payments and to the extent that a participant is a party to such an agreement with the Company, the Performance Bonus Plan will not create any bonus opportunity beyond that established in such participant's written agreement with the Company.

The compensation committee has designated each of the Company's named executive officers as participants in the Performance Bonus Plan for 2007. Bonuses payable to participants under the Performance Bonus Plan for 2007, if any, will be determined by the compensation committee upon the achievement of the 2007 performance goals established by the compensation committee related to the Company's revenue, EBITDA and earnings per share. These financial performance goals are subject to a dollar for dollar adjustment to reflect decreases in government reimbursement.

In addition, the compensation committee has determined that Mr. Carter and Mr. Dobbs will have a 2007 target award under the Performance Bonus Plan of 100% of their respective 2007 annual rates of base salary and Mr. Alsene will have a 2007 target award of 75% of his 2007 annual rate of base salary. These target awards are consistent with each such executive officer's employment or letter agreement with the Company and were derived in part from the compensation committee's judgment on the impact that the positions of chief executive officer, chief operating officer and chief financial officer have on our short-term operating success, total stockholder return, their relative value to the Company and the desire to maintain a consistent annual incentive target for the chief executive officer, chief operating officer and chief financial officer positions. Each participant's target award has been equally allocated among the three performance goals established by the Committee related to the Company's 2007 revenue, EBITDA and earnings per share. Accordingly, each participant will be paid one-third (1/3) of his or her target award based on the Company's achievement of each 2007 annual performance goal.

Also, during 2007, each plan participant will be eligible to receive a monthly payout equal to one-twelfth (1/12) of 50% of such participant's 2007 target award under the Performance Bonus Plan if the Company's monthly revenue for 2007 exceeds its revenue for the same month during 2006. These monthly payouts are not subject to forfeiture if the 2007 annual performance goals under the Performance Bonus Plan are not achieved. However, in the event that one or more of the 2007 annual performance goals is achieved, each participant will be entitled to receive the greater of (i) the aggregate amount of the monthly payments received during 2007 and (ii) the amount payable under the Performance Bonus Plan based upon the achievement of the 2007 annual performance goals. The monthly payout opportunity was established in order to provide a greater incentive for senior management to achieve near-term revenue growth.

Long-Term Incentive Plans

Equity Incentives

The Company provides long-term incentives to executives in the form of two different types of equity awards: stock options and performance shares. Stock options may be granted under the Rotech Healthcare Inc. Common Stock Option Plan (the "Option Plan"). Performance shares may be granted under the Rotech Healthcare Inc. Senior Management Incentive Plan (2005-2007) (the "Incentive Plan"). The equity awards under both plans are designed to encourage executives to focus on the creation of long-term stockholder value. Both stock options and the performance shares provide incentives to executives to work toward increasing the price of our common stock in order to more closely align executives' interests with those of our stockholders, but they do so in different ways. Stock options reward absolute stock performance, and are subject to market factors that may be unrelated to the Company's business. Performance shares reward the executives based on the attainment of specific long-term objectives that are directly related to the Company's performance and that align with the creation of stockholder value. The compensation committee believes that both reward goals are important to our stockholders, but because the compensation committee has, for the last two years, placed greater emphasis on the attainment of Company-specific goals, it has relied more on potential grants of performance shares provided under the Incentive Plan and less on stock options. However, as discussed below, the Board of Directors has adopted an amendment to the Option Plan (subject to stockholder approval) which will provide the Company with greater flexibility with respect to future option grants.

Stock Options

The Option Plan is intended to advance the interests of the Company and its stockholders by providing officers, directors, employees and important consultants of the Company, through the grant of options to purchase shares of common stock, with a larger personal and financial interest in the success of the Company. Stock options align employee incentives with stockholders because options have value only if the stock price increases over time. The Company's 10-year options, granted with an exercise price equal to at least the fair market value on the date of the grant, help focus employees on long-term growth. The compensation committee believes that stock options are very valuable in attracting and retaining highly qualified management personnel and in providing additional motivation to management to use their best efforts on behalf of the Company. In addition, the compensation committee believes that the grant of options is a key component in the retention of employees because options granted under the Option Plan are subject to a vesting schedule.

Effective as of April 17, 2007, the Board of Directors, upon the recommendation of the compensation committee, approved and adopted an amendment to the Option Plan to (1) increase the maximum number of shares reserved for issuance under the Option Plan by 3,000,000 to a total of 7,025,000 and (2) increase the maximum number of shares that may be made subject to awards under the Option Plan to any individual plan participant in the aggregate in any one calendar year by 400,000 to a total of 1,000,000, subject to the approval of the Company's stockholders at the 2007 annual meeting of stockholders. The purpose of the proposed increase in shares reserved for issuance under the Option Plan is to provide sufficient shares for future option grants to officers, directors, employees and important consultants of the Company. The purpose of the proposed increase in the maximum number of shares that may be made subject to awards under the Option Plan to any individual plan participant in the aggregate in any one calendar year is to provide additional flexibility with respect to option grants under the Option Plan in order to maintain competitive compensation packages. As of April 25, 2007, there were options to purchase an aggregate of 3,535,041 shares of the Company's common stock outstanding under the Option Plan of which, options to purchase 2,267,500 shares had an exercise price of at least $17.00 per share and in certain instances, an exercise price of up to $27.55 per share. Due to declines in our stock price, as of the date of this proxy statement, a significant percentage of these outstanding options are "out-of-the-money" and are substantially less valuable than they were when such options were granted by the Company. The exercise price of options granted under the Option Plan is generally based on the closing sales price of the Company's common stock as quoted on NASDAQ on the date of grant. As of April 25, 2007, the Company had 80,687 shares available for grant under the Option Plan. In fiscal 2006, an aggregate of 1,241,875 stock options under the Option Plan were granted to certain employees of the Company. The Board of Directors and compensation committee believe it is prudent to increase the number shares available for future option grants so as to continue to grant options, which is a critical part of long-term compensation. For more information regarding the terms and conditions of the Option Plan, see "Proposal 2—Ratification and Approval of an Amendment to the Rotech Healthcare Inc. Common Stock Option Plan and Approval of the Performance Goals".

The Company did not grant any stock option awards to its named executive officers in either 2005 or 2006, other than options granted to Mr. Alsene. In connection with his promotion to Chief Financial Officer, Mr. Alsene was granted options to purchase 100,000 shares of the Company's common stock effective November 15, 2006. Subject to certain exceptions, the options vest over a period of three years from November 15, 2006 in twelve equal quarterly installments and have an exercise price equal to $1.26 which was the closing sales price per share of the Company's common stock on date of grant as quoted on NASDAQ. The stock options will expire on November 14, 2016.

2005 Accelerated Vesting of Outstanding Options

In November 2005, prior to the effective date of FASB Statement 123R, upon the recommendation of the compensation committee, the Board of Directors approved the acceleration of the vesting of all the previously unvested stock options granted under the Option Plan, effective November 22, 2005, representing options exercisable for a total of 1,148,187 shares of the Company's common stock, including a total of 436,309 shares of common stock underlying options held by the Company's executive officers. The effect of this acceleration was to avoid significant compensation expenses that would have been required for awards that vested after 2005. Because of this acceleration, no amounts, other than for Mr. Alsene as described above, were included as compensation from stock options on the 2006 Summary Compensation Table. Typically, the Summary Compensation Table would reflect compensation income to the named executive officers over the vesting period.

Senior Management Incentive Plan

Stock awards under the Incentive Plan are intended to benefit the Company's stockholders by providing a multi-year incentive and reward compensation program for a limited group of key members of senior management whose contributions, services and decisions are expected to have a long-term impact on the Company's success. This long-term focus emphasizes continuous improvement in the Company's financial performance and encourages retention of senior management-level talent. The participants in the Incentive Plan are key members of senior management and certain divisional directors, including the named executive officers.

This Incentive Plan provides executives with fully vested, unrestricted, Company common stock if certain Company performance goals are achieved, aligning executives with stockholder interests and providing an ownership stake in the Company. The awards are structured based on the Company's future achievement of revenue goals and goals based on the Company's earnings before interest, taxes, depreciation and amortization (EBITDA) over a time period of three years. Because publication of confidential and proprietary quantifiable targets and other specific goals for the Company and its officers could place the Company at a competitive disadvantage, it has not been the Company's practice to disclose the specific financial and other performance target levels set forth in its bonus plans including the Incentive Plan.

The Incentive Plan covers a three-year incentive period, that commenced on January 1, 2005 and ends on December 31, 2007. As of January 1, 2005, the compensation committee established certain minimum and target goals for the aggregate revenue of the Company for the three-year period and average EBITDA of the Company over the three-year period (the "Performance Objectives"). By no later than February 15, 2008, the Company's actual aggregate revenue and average EBITDA results for the three-year period will be compared to the Performance Objectives established by the compensation committee under the Incentive Plan. Under the Incentive Plan, in calculating the Company's revenue and EBITDA, amounts are periodically increased or decreased, as applicable, to reflect changes in government reimbursement. Internally, management uses EBITDA as an indicator of financial performance as well as for operational planning and for decision making purposes.

Because management does not believe that EBITDA should be considered in isolation or as an alternative to net income, operating income, or any other performance measures, the compensation committee included the Company's revenue as a another Performance Objective. If the Performance Objectives are met, each plan participant in the Company's employ on February 15, 2008 will receive shares of the Company's common stock having an aggregate value equal to his or her annualized rate of base salary from the Company as in effect on that date. As discussed in further detail below under the section captioned "Potential Payment Upon Termination or Change in Control", under certain circumstances including, the occurrence of a "change of control" and certain terminations of employment, plan participants could receive a cash payment under the Incentive Plan.

Under the terms of the Incentive Plan, the target payout is the maximum payout possible and such payout is triggered if the Company meets each of the revenue and EBITDA-based Performance Objectives established under the Incentive Plan. If the aggregate revenue-based Performance Objective and the minimum average EBITDA-based Performance Objective are met for the three year period under the Incentive Plan but the target average EBITDA-based Performance Objective is not met, then the maximum number of shares to be issued to a plan participant will be reduced by 20%. If the Company's actual aggregate revenue and average EBITDA results for the 3-year period do not meet the Performance Objectives previously determined by the compensation committee, no awards will be paid under the Incentive Plan.

As of the date of this proxy statement, no participant has received any payout (in cash or stock) under the Incentive Plan and no amounts attributable to the Incentive Plan Awards were included in the 2006 Summary Compensation Table. As of the date of this proxy statement, management believes that it highly unlikely that the Company will achieve the Performance Objectives established under the Incentive Plan and therefore, management does not believe that any shares will be issued under the Incentive Plan.

Perquisites

The Company's named executive officers have limited perquisites. The Company provides Mr. Carter and Mr. Dobbs with a company car and reimbursement for reasonable vehicle expenses (including payment for gas, automobile service and insurance). Mr. Alsene is also provided with a vehicle allowance. The objective of perquisites is to facilitate the performance of the executive's work for the Company. For example, the compensation committee determined that automobile allowances and the provision of company cars to certain executives are cost-effective benefits that are common to the industry and are designed to aid in our ability to attract executives and be competitive with the perquisites provided to executives in positions of comparable responsibility in comparable companies. In addition, when Mr. Carter and Mr. Dobbs joined the Company, in 2002 and 2003, respectively, the Company provided them with certain payments related to reimbursement for relocation expenses (including payment to cover any and all tax liabilities resulting from such reimbursement by the Company). The compensation committee reviews perquisites every year as part of their competitive total remuneration analysis.

Post-Employment Compensation

Employee Profit Sharing Plan

The Company provides its executives and other employees with income for their retirement through a profit sharing plan titled the Rotech Healthcare Inc. Employees Plan, which is a broad-based tax-qualified defined contribution plan providing retirement benefits to Company employees within limits specified in the Internal Revenue Code. This profit sharing plan was established effective as of March 26, 2002. The Company contributed 250,000 shares of Series A Convertible Redeemable Preferred Stock (the "Series A Preferred") to the plan on its effective date. The profit sharing plan contains limitations on the amount of additional contributions the Company can make in the future, including limitations on annual contributions both in the aggregate and with respect to any individual employee. Company contributions to the plan are fully discretionary. There are no employee contributions under the plan. There were no Company contributions made to the plan for the years ended December 31, 2003, 2004 or 2006. In February 2005, the Board of Directors authorized a cash contribution to the plan in the amount of $500,000 which was paid on December 27, 2005. Any contributions made by the Company to the plan are allocated to individual participant accounts on the basis of the respective compensation of each participant, as compared to the aggregate compensation of all participants. Each plan participant's benefits will be fully and immediately vested. Each share of the Company's Series A Preferred entitles the holder to an annual cumulative dividend equal to 9% of its stated value, payable semi-annually at the discretion of the Board of Directors in cash or additional shares of Series A Preferred. Effective December 5, 2003, the Board of Directors adopted a policy of declaring dividends to the holders of the Series A Preferred under the Company's employee profit sharing plan on an annual basis, with each such declaration to be made at the annual meeting of the Board of Directors, which takes place each year immediately after the Company's annual meeting of stockholders, with respect to dividends payable for the preceding year. Such policy commenced at the 2004 annual meeting of the Board and, in order to account for the period from the inception of the plan to such date, the first declaration of dividends covered the preceding two years. Accordingly, in June 2004, dividends in the amount of $900,000 were declared on the Series A Preferred and such dividends were paid during the first quarter of 2005. At each of the 2005 and 2006 annual meetings of the Board of Directors, dividends in the amount of $450,000 were declared on the Series A Preferred. The 2005 dividend was paid in December 2005 and the 2006 dividend was paid in January 2007.

We also have a 401(k) plan in which named executive officers and other employees can participate. Both the 401(k) and the profit sharing plans are designed to enable eligible employees to save for retirement on a tax-deferred basis. The 401(k) plan provides a matching Company contribution of 50% on the first $1,000 of compensation deferred.

Separation Benefits

Each of the employment agreements with Messrs. Carter, Dobbs, and Alsene provide for certain payments and benefits to the executive in connection with his termination. The payment of separation benefits under such agreements are subject to a "single trigger" and will be paid in connection with the closing of a change in control of the company and certain terminations covered under the agreements, as applicable. Mr. Alsene's letter agreement with the Company does not provide for the payment of separation benefits in connection with a change in control. These separation benefits and the separation benefits provided under the Company's compensation plans are described in more detail below in the section entitled Potential Payments Upon Termination or Change in Control.

Separation benefits and change in control plans are designed to facilitate the Company's ability to attract and retain executives as the Company competes for talented employees where such protections are commonly offered. These benefits are intended to allow executives to focus on stockholder interests by enabling executives to consider corporate transactions that are in the best interests of the stockholders and other constituents of the Company without undue concern over whether the transactions may jeopardize the executive's own employment.

Other Matters

Impact of Tax and Accounting Treatment

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") precludes a public corporation from taking a deduction for compensation in excess of $1 million in any taxable year for its chief executive officer or any of its four other highest paid executive officers, unless certain specific and detailed criteria are satisfied. The compensation committee considers the anticipated tax treatment to the Company and the executive officers in its review and establishment of compensation programs and payments. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond the compensation committee's control also can affect deductibility of compensation. For these and other reasons, the compensation committee has determined that it will not necessarily seek to limit executive compensation to that deductible under Section 162(m) of the Code. The compensation committee will continue to monitor developments and assess alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable, consistent with its compensation policies and as determined to be in the best interests of the Company and its stockholders.

Beginning on January 1, 2006, the Company began accounting for stock-based payments including with respect to its Option Plan in accordance with the requirements of FASB Statement 123R.

2006 Summary Compensation Table

The following table sets forth the compensation earned by or awarded to, as applicable, the Company's principal executive officer, principal financial officer and other executive officers during 2006, such officers are referred to herein as the "named executive officers".

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Philip L. Carter, President and Chief Executive Officer (principal executive officer)	2006	$920,000	$306,666	—	—	$92,000(1)	$12,090(4)	$1,330,756
Steven P. Alsene, Chief Financial Officer (principal financial officer)	2006	$178,321	—	—	$3,001(2)	$18,750(1)	$3,453(5)	$203,525
Michael R. Dobbs, Chief Operating Officer	2006	$520,000	$173,333	—	—	$52,000(1)	$8,690(6)	$754,023
Barry E. Stewart, Former Chief Financial Officer(3)	2006	$120,833	—	—	—	—	$4,235(7)	$125,068

(1) Represents bonus compensation earned under the Company's 2006 Executive Officer Bonus Plan ("2006 Bonus Plan"). Under the terms of the 2006 Bonus Plan, Mr. Carter and Mr. Dobbs each had a cash bonus opportunity of up to 100% of their respective 2006 annual base salaries and Mr. Alsene had a cash bonus opportunity of up to 75% of his 2006 annual rate of base salary. Under the 2006 Bonus Plan, 90% of the bonus target amount was allocated among three measures of financial performance and the remaining 10% was allocated to a quality of patient care objective. The Company did not meet the financial performance targets under the 2006 Bonus Plan, but did meet the quality of patient care objective. Accordingly, each of the named executive officers earned 10% of their respective bonus target amounts.

(2) Effective November 15, 2006, Mr. Alsene was granted options to purchase 100,000 shares of the Company's common stock under the Rotech Healthcare Inc. Common Stock Option Plan. $3,001 represents the dollar amount of compensation cost recognized for financial statement reporting purposes under FAS 123R for the year ended December 31, 2006 with respect to Mr. Alsene's November 15, 2006 option grant. This amount reflects our accounting expense for these options and does not correspond to the actual value that will be recognized by Mr. Alsene. Assumptions used to determine the $3,001 dollar amount are the same as used in the valuation of compensation expense for our audited financial statements, except for the effect of estimated forfeitures. Statement of Financial Accounting Standards No. 123 (revised), "Share-Based Payment (revised 2004)" requires us to estimate forfeitures when options are granted and reduce estimated compensation expense accordingly. We have assumed none of the options will be forfeited. However, for both this disclosure and our audited financial statements, compensation expense is adjusted for

actual forfeitures. The fair value of Mr. Alsene's option grant was estimated on the grant date using the Black-Scholes option-pricing model. The fair value of each option granted and the underlying assumptions were as follows:

Fair value of option to purchase one share of common stock at grant date	$ 0.72
Risk-free interest rate	4.69%
Expected price volatility	85.36%
Expected dividend yield	0.00%
Expected life in years	3
Date of Grant	November 15, 2006

For additional information regarding the Company's option grants, please refer to Note 12 of the Company's audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

(3) Effective as of May 31, 2006, Barry E. Stewart resigned as the Company's Chief Financial Officer.

(4) Includes excess life insurance in the amount of $4,495, company car expenses in the amount of $2,793 and health insurance premiums in the amount $4,802.

(5) Includes excess life insurance in the amount of $137, Company 401(k) contribution in the amount of $500, car allowances in the amount of $1,615 and health insurance premiums in the amount of $1,201.

(6) Includes excess life insurance in the amount of $2,417, company car expenses in the amount of $1,500 and health insurance premiums in the amount $4,802.

(7) Includes excess life insurance in the amount of $280 and car allowances in the amount of $3,955.

2006 Grants of Plan-Based Awards

The following table sets forth each grant of an award made to a named executive officer in 2006 under any of the Company's incentive plans or equity plans.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Date of Action	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($/Sh)	
Philip L. Carter	1/1/06(1)	—	(2)	$920,000(2)	$920,000(2)	—	—	—	—	—	—
Steven P. Alsene	6/30/06(1)	—	(2)	$187,500(2)	$187,500(2)	—	—	—	—	—	—
	11/15/06(3)	11/06/06	—	—	—	—	—	—	100,000	$1.26(5)	$72,020
	6/30/06(4)	—	—	—	—	18,060(4)	22,575(4)	22,575(4)	—	—	$84,882(7)
Michael R. Dobbs	1/1/06(1)	—	(2)	$520,000(2)	$520,000(2)	—	—	—	—	—	—
Barry E. Stewart(6)	1/1/06(6)	—	—	$217,500(6)	$217,500(6)	—	—	—	—	—	—

(1) Award granted under the Company's 2006 Executive Officer Bonus Plan ("2006 Bonus Plan").

(2) The 2006 Bonus Plan is an annual plan and provides Mr. Carter and Mr. Dobbs with a cash bonus opportunity of up to 100% of their respective 2006 annual base salaries and Mr. Alsene with a cash bonus opportunity of up to 75% of his 2006 annual rate of base salary. Under the 2006 Bonus Plan, 90% of the bonus target amount has been equally allocated among three measures of financial performance related to the Company's 2006 revenue, EBITDA and earnings per share and the remaining 10% has been allocated to a quality of patient care objective. For each financial performance measure there is a minimum performance goal (or threshold) that must be achieved in order for any bonus to be payable with respect to that performance measure, and a target performance goal that must be achieved for the bonus to be paid at the maximum level with respect to that measure (under the 2006 Bonus Plan and as set forth in the above table the target amount and maximum amount payable under the plan are the same). If the Company does not meet the threshold level for a particular performance measure, no bonus will be payable with respect to that performance measure.

The bonus award shall increase on a directly proportional basis from 0% to up to 100% of the maximum bonus award for each performance measure, based on the amount by which the threshold amount is exceeded for that performance measure. The amounts included in the table above reflect the maximum possible amounts payable under the 2006 Bonus Plan assuming the target level for each performance measure and the quality of patient care objective is achieved, the actual amounts earned under the 2006 Bonus Plan are reflected in the Summary Compensation Table.

(3) Award granted under the Rotech Healthcare Inc. Common Stock Option Plan. Effective November 15, 2006, Mr. Alsene was granted options to purchase an aggregate of 100,000 shares of the Company's common stock. Subject to certain exceptions, the options vest over a period of three years from November 15, 2006 in twelve equal quarterly installments.

(4) Award granted under the Rotech Healthcare Inc. Senior Management Incentive Plan (2005-2007) ("Incentive Plan"). Effective as of June 30, 2006, Mr. Alsene became a participant in the Incentive Plan in connection with his appointment as the Company's Chief Financial Officer. Under the terms of the Incentive Plan, for the 3-year period that commenced on January 1, 2005 and ends on December 31, 2007, the Company's aggregate revenue and average EBITDA for that period will be compared to certain thresholds for each as previously determined by the compensation committee. Since the performance period concludes on December 31, 2007, it cannot be definitively determined at this time whether the Company will meet the performance objectives established under the Incentive Plan. However, as of the date of this proxy statement, management believes that it highly unlikely that the Company will achieve such performance objectives and therefore, management does not believe that any shares will be issued under the Incentive Plan. For purposes of the above table, the share amount listed in the "Threshold" column assumes that each of the revenue-based performance objectives and the minimum EBITDA-based performance objective is met for the 3-year period under the Incentive Plan but the target EBITDA-based performance objective is not met and therefore, in accordance with the Incentive Plan, the target/maximum payout under the Incentive Plan is reduced by 20%. The share amounts listed in the "Target" and "Maximum" columns assume that the Company meets each of the revenue and EBITDA-based performance objectives established under the Incentive Plan. Under the terms of the Incentive Plan, the target is the maximum payout possible and such payout is triggered if the Company meets each of the revenue and EBITDA-based performance objectives established under the Incentive Plan. Under the Incentive Plan, if each of the performance objectives is met, a change in control has not occurred and Mr. Alsene's participation in the Incentive Plan has not been terminated, he will receive shares of the Company's common stock having an aggregate value equal to Mr. Alsene's annualized rate of base salary from the Company in effect on February 15, 2008. Since Mr. Alsene's base salary as of February 15, 2008 is not determinable at this time, for purposes of the table above, the dollar value of the shares of the Company's common stock to be potentially issued under the Incentive Plan is based upon $250,000 which is Mr. Alsene's annualized rate of base salary effective for 2007. The Incentive Plan provides that in calculating the number of shares of the Company's common stock to be awarded, one-third of each award shall be respectively based on the share price of the Company's common stock on each of January 1, 2005, 2006 and 2007. The closing sales price of the Company's common stock as of January 1, 2005, January 1, 2006 and January 1, 2007 was $28.00, $16.76 and $2.24, respectively. Since Mr. Alsene was not a participant in the Incentive Plan on January 1, 2005, in accordance with the Incentive Plan, Mr. Alsene's potential payout has been prorated based on his initial participation date as of June 30, 2006. Fractional shares have been disregarded for purposes of calculating the total number of shares to be potentially issued. As of the date of this proxy statement, no participant has received any payout (in cash or stock) under the Incentive Plan.

(5) Represents the closing sales price per share of the Company's common stock on November 15, 2006 (the grant date of the options) as quoted on NASDAQ.

(6) Effective as of May 31, 2006, Mr. Stewart resigned as the Company's Chief Financial Officer. At January 1, 2006, Mr. Stewart was an eligible participant under the 2006 Bonus Plan and had a cash bonus opportunity of up to 75% of his 2006 annual rate of base salary. At January 1, 2005, Mr. Stewart was also an eligible

participant under the Incentive Plan. However, effective as of the date of Mr. Stewart's resignation, he was no longer a participant in the 2006 Bonus Plan or the Incentive Plan and accordingly, was not eligible for any bonus payment under either plan. Mr. Stewart was not granted any award under any of the Company's other incentive plans, equity plans or otherwise during 2006.

(7) Value is based on (i) $3.76 which was the closing sales price of the Company's common stock as quoted on NASDAQ on Mr. Alsene's initial date of participation in the Incentive Plan of June 30, 2006 and (ii) the maximum number of shares that could potentially be issued to Mr. Alsene under the Incentive Plan based on the assumptions provided in footnote 4 to the above table.

Executive Officer Agreements

Philip L. Carter

On November 1, 2002, the Company entered into an employment agreement with Philip L. Carter, pursuant to which Mr. Carter serves as the Company's President and Chief Executive Officer. Mr. Carter's employment with the Company commenced on December 9, 2002. The agreement had an initial term of four years and absent timely notice from either party of its or his intention to terminate the employment relationship, the employment term will automatically renew for additional one year terms. Mr. Carter's base salary was $920,000 for 2006. Mr. Carter's base salary is reviewed at least annually by the Board of Directors and/or the compensation committee. Mr. Carter is also eligible for an annual target bonus of up to 100% of his base salary which is based upon certain goals and criteria established by the Board of Directors and/or the Compensation Committee, and which, under certain circumstances, may exceed 100% of his base salary. In addition, Mr. Carter was issued stock options to purchase 750,000 shares of the Company's common stock upon joining the Company in accordance with his employment agreement. Under the terms of the option agreement entered into with Mr. Carter with respect to such options, in the event of the termination of Mr. Carter's employment other than by reason of death, retirement on or after age 65, or disability, Mr. Carter has eighteen (18) months from the date of such termination to exercise any then exercisable options. All of such options are currently exercisable. Mr. Carter is entitled to participate in the Company's life, medical and disability benefits, 401(k) plan and other benefit plans and policies. He is also provided with a company car.

On March 19, 2004, Mr. Carter's employment agreement was amended to provide for certain payments to be made to Mr. Carter in the event that he should incur liability for certain excise and similar taxes as a result of the payment of benefits to Mr. Carter following a change of control of the Company. In addition, effective as of January 1, 2005, Mr. Carter's employment agreement was amended and restated to add that in the event Mr. Carter's employment agreement is not renewed at the expiration of the initial employment period or any renewal period, Mr. Carter will be entitled to the same payments had his employment been terminated by the Company without cause or by Mr. Carter with good reason, as described below in the section entitled "Potential Payments Upon Termination or Change in Control".

The foregoing summary is qualified in its entirety by reference to the full text of Mr. Carter's amended and restated employment agreement, a copy of which was filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2004 filed with the Securities and Exchange Commission on July 14, 2005.

Michael R. Dobbs

On April 4, 2003, the Company entered into an employment agreement with Michael R. Dobbs, pursuant to which Mr. Dobbs serves as the Company's Chief Operating Officer. Mr. Dobbs' employment with the Company commenced on January 13, 2003 for an initial term of four years and absent timely notice from either party of its or his intention to terminate the employment relationship, the employment term will automatically renew for additional one year terms. Mr. Dobbs' base salary was $520,000 for 2006. Mr. Dobbs' base salary is reviewed at least annually by the Board of Directors and/or the compensation committee. Mr. Dobbs is also eligible for an annual target bonus of up to 100% of his base salary which is based upon certain goals and criteria established by the Board of Directors and/or the compensation committee, and which, under certain circumstances, may exceed 100% of his base salary. In addition, in 2003, Mr. Dobbs was issued stock options to purchase 400,000 shares of common stock in accordance with his employment agreement. Under the terms of the option agreement entered into with Mr. Dobbs with respect to such options, in the event of the termination of Mr. Dobbs' employment other than by reason of death, retirement on or after age 65, or disability, Mr. Dobbs has eighteen (18) months from the date of such termination to exercise any then exercisable options. All of such options are currently exercisable. Mr. Dobbs is entitled to participate in the Company's life, medical and disability benefits, 401(k) plan and other benefit plans and policies. He is also provided with a company car.

On March 19, 2004, Mr. Dobbs' employment agreement was amended to provide for certain payments to be made to Mr. Dobbs in the event that he should incur liability for certain excise and similar taxes as a result of the payment of benefits to Mr. Dobbs following a "change of control" of the Company. In addition, effective as of January 1, 2005, Mr. Dobbs' employment agreement was amended and restated to add that in the event Mr. Dobbs' employment agreement is not renewed at the expiration of the initial employment period or any renewal period, Mr. Dobbs will be entitled to the same payments had his employment been terminated by the Company without cause or by Mr. Dobbs with good reason, as described in the section below entitled "Potential Payments Upon Termination or Change in Control".

The foregoing summary is qualified in its entirety by reference to the full text of Mr. Dobbs' amended and restated employment agreement, a copy of which was filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2004 filed with the Securities and Exchange Commission on July 14, 2005.

Steven P. Alsene

On September 19, 2006, the Company appointed Steven P. Alsene as Chief Financial Officer of the Company. Mr. Alsene joined the Company in June 2003 as the Vice President of Internal Audit, he also served as the Company's Vice President of Finance, and prior to being appointed as Chief Financial Officer, he served as the Company's Interim Chief Financial Officer since June 30, 2006. On November 8, 2006, the Company entered into a letter agreement with Mr. Alsene, pursuant to which, under certain circumstances, Mr. Alsene would have the right to receive certain benefits upon termination of his employment with the Company, as described below in the section entitled "Potential Payments Upon Termination or Change in Control". The letter agreement also provides that Mr. Alsene's annual target performance bonus will be 75% of his annual base salary, which will be paid based on the achievement of performance goals as determined by the Board of Directors or the compensation committee. The foregoing summary is qualified in its entirety by reference to the full text of Mr. Alsene's letter agreement, a copy of which was filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 9, 2006.

Barry E. Stewart

Effective as of August 10, 2004, the Company entered into a letter agreement with its former Chief Financial Officer, Barry E. Stewart, pursuant to which, under certain circumstances, Mr. Stewart would have the right to receive certain benefits upon termination of his employment with the Company. As a result of Mr. Stewart's voluntary resignation as the Company's Chief Financial Officer, effective as of May 31, 2006, the letter agreement was terminated except that certain obligations under the letter agreement concerning confidentiality, non-solicitation, non-competition and non-interference survived his termination. Mr. Stewart did not receive any severance or other termination payments in connection with his resignation as Chief Financial Officer of the Company. A copy of the letter agreement was filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2004 filed with the SEC on July 14, 2005.

Allocation Among Components of Compensation

In allocating the Company's mix of base salary, bonus and equity compensation, the compensation committee believes a significant percentage of the total potential compensation of the Company's named executive officers should be at risk based on achieving specific performance-based goals because these officers have the greatest ability to influence the Company's performance. For 2006, over 40% of Mr. Carter's, Mr. Dobbs' and Mr. Alsene's target total annual compensation was performance-based.

OUTSTANDING EQUITY AWARDS AT 2006 FISCAL YEAR-END

The following table sets forth the equity awards outstanding at December 31, 2006 for each of the named executive officers.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Philip L. Carter	750,000(1)	—	—	$17.00	12/19/12	—	—	—	—
	—	—	—	—	—	—	—	171,573(2)	$384,323(3)
Steven P. Alsene	10,000(1)	—	—	$23.95	10/18/14	—	—	—	—
	— (4)	100,000(4)	—	$ 1.26	11/14/16	—	—	—	—
	—	—	—	—	—	—	—	22,575(2)	$ 50,568(3)
Michael R. Dobbs	400,000(1)	—	—	$17.00	4/7/13	—	—	—	—
	—	—	—	—	—	—	—	96,623(2)	$216,435(3)
Barry E. Stewart(5)	—	—	—	—	—	—	—	—	—

(1) Represents options granted under the Rotech Healthcare Inc. Common Stock Option Plan. In November 2005, upon the recommendation of the compensation committee, the Company's Board of Directors approved the acceleration of the vesting of all the unvested stock options (including the options subject of this footnote) previously granted under the Rotech Healthcare Inc. Common Stock Option Plan, effective November 22, 2005.

(2) Represents the maximum number of shares of common stock that could be issued to the applicable plan participant under the Rotech Healthcare Inc. Senior Management Incentive Plan (2005-2007) ("Incentive Plan"), based on the assumptions described below. Under the terms of the Incentive Plan, for the 3-year period that commenced on January 1, 2005 and ends on December 31, 2007, the Company's aggregate revenue and average EBITDA for that period will be compared to certain thresholds for each as previously determined by the compensation committee. Since the performance period concludes on December 31, 2007, it cannot be definitively determined at this time whether the Company will meet the performance objectives established under the Incentive Plan. However, as of the date of this proxy statement, management believes that it highly unlikely that the Company will achieve such performance objectives and therefore, management does not believe that any shares will be issued under the Incentive Plan. For purposes of the above table, the share amounts represent the maximum number of shares that could be issued to the applicable individual under the Incentive Plan and therefore, assumes that each of the performance objectives established under the Incentive Plan have been achieved, that no change in control has occurred and the applicable executive officer's participation in the Incentive Plan has not been terminated. As described above in the Compensation Discussion and Analysis section under the caption "Senior Management Incentive Plan", the number of shares of stock to be potentially issued under the Incentive Plan is based on the participant's annualized rate of base salary from the Company in effect on February 15, 2008. Since the base salaries of the participants as of February 15, 2008 is not determinable at this time, for purposes of the above table, the dollar value of the shares of the Company's common stock to be potentially issued under the Incentive Plan is

based upon each of the above-named participant's annualized rate of base salary effective for 2007 (which is $950,000, $535,000 and $250,000 for Messrs. Carter, Dobbs and Alsene, respectively). The Incentive Plan provides that in calculating the number of shares of the Company's common stock to be awarded, one-third of each award shall be respectively based on the share price of the Company's common stock on each of January 1, 2005, 2006 and 2007. The closing sales price of the Company's common stock as of January 1, 2005, January 1, 2006 and January 1, 2007 was $28.00, $16.76 and $2.24, respectively. Since Mr. Alsene was not a participant in the Incentive Plan on January 1, 2005, in accordance with the Incentive Plan, Mr. Alsene's potential issuance of shares has been prorated based on his initial participation date as of June 30, 2006. If each of the revenue-based performance objectives and the minimum EBITDA-based performance is met for the 3-year period under the Incentive Plan but the target EBITDA-based performance objective is not met, then the maximum number of shares to be issued will be reduced by 20%. Fractional shares have been disregarded for purposes of calculating the total number of shares to be awarded. As of the date of this proxy statement, no participant has received any payout (in cash or stock) under the Incentive Plan.

(3) Market value is based on the closing sales price of the Company's common stock of $2.24 as of December 31, 2006 and the maximum number of shares that could be issued to the applicable individual under the Incentive Plan. If the Company meets each of the revenue and EBITDA-based performance objectives established under the Incentive Plan, the maximum number of shares will be issued. If each of the revenue-based performance objectives and the minimum EBITDA-based performance is met for the 3-year period under the Incentive Plan but the target EBITDA-based performance objective is not met, then the maximum number of shares to be issued will be reduced by 20%. As of the date of this proxy statement, management believes that it highly unlikely that the Company will achieve the performance objectives established under the Incentive Plan and therefore, management does not believe that any shares will be issued under the Incentive Plan.

(4) Represents options granted under the Rotech Healthcare Inc. Common Stock Option Plan. Effective November 15, 2006, Mr. Alsene was granted options to purchase an aggregate of 100,000 shares of the Company's common stock. Subject to certain exceptions, the options vest over a period of three years from November 15, 2006 in twelve equal quarterly installments. As of the date of this proxy statement, options to purchase 8,333 of such shares of the Company's common stock are exercisable.

(5) Effective as of May 31, 2006, Mr. Stewart resigned as the Company's Chief Financial Officer. At December 31, 2006, Mr. Stewart did not have any outstanding equity awards.

2006 Option Exercises and Stock Vested

None of the named executive officers exercised stock options related to the Company's stock during 2006 and none of the named executive officers held stock awards that vested during 2006.

Potential Payments Upon Termination or Change in Control

The following narrative and related tables explain potential payments to our named executive officers under existing contracts, agreements, plans or arrangements, whether written or unwritten, for various scenarios involving change in control or termination of employment of each of our named executive officers. The amounts shown assume that such change in control or termination was effective as of December 31, 2006, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the named executive officers upon a change in control or their termination, as applicable. The actual amounts to be paid out can only be determined at the time of such change in control or executive's separation from the Company.

Senior Management Incentive Plan

Each of Messrs. Carter, Dobbs and Alsene is a participant in the Incentive Plan. Under the terms of the Incentive Plan, if a "change of control" of the Company (as defined in the Incentive Plan) occurs prior to February 15, 2008, no stock-based award will be paid under the Incentive Plan; however, a cash payment will be made to each Incentive Plan participant in the Company's employ on any date which is within the 90-day period ending on the date such a change of control occurs, equal to the amount of the participant's base salary for the period commencing on the participant's first date of participation in the Incentive Plan and ending on the date of the change of control, based on the participant's annualized rate of base salary as in effect immediately prior to the date of the change of control. Accordingly, assuming a change of control occurred on December 31, 2006 and based on the annualized rate of base salary in effect for Messrs. Carter, Dobbs and Alsene of $920,000, $520,000 and $250,000, respectively, Messrs. Carter, Dobbs and Alsene would receive a lump sum cash payment from the Company in the amount of $1,840,000, $1,040,000 and $125,000, respectively, concurrent with the closing of the transaction constituting the change in control.

If a participant in the Incentive Plan dies or becomes entitled to receive benefits under the Company's long-term disability plan prior to the earlier of the date on which a "change of control" occurs, or February 15, 2008, the disabled participant or the participant's estate, as applicable, will receive a lump sum cash payment equal to the amount of the participant's base salary for the period commencing on the participant's first date of participation in the Incentive Plan and ending on the date of the participant's death or the date on which the participant becomes disabled, as applicable. The participant's base salary in effect immediately prior to the participant's death or disability, as applicable, is used to calculate this payment. Accordingly, assuming the date of death or disability occurred on December 31, 2006, Messrs. Carter, Dobbs and Alsene (or their estate, as applicable) would receive a lump sum cash payment from the Company in the amount of $1,840,000, $1,040,000 and $125,000, respectively.

Any participant who is party to an employment-related agreement with the Company which provides for severance benefits to be payable upon termination of the participant's employment with the Company without "cause," pursuant to a "no fault" termination by the Company or pursuant to the participant's resignation for "good reason," and whose employment with the Company is terminated by the Company without "cause," pursuant to a "no fault" termination by the Company or who resigns for "good reason," in any case prior to the earlier of the date on which a "change of control" occurs or February 15, 2008, the participant will receive a lump-sum cash payment equal to the amount of the participant's base salary from the Company for the period commencing on the first date of the participant's participation in the Incentive Plan and ending on the date of the participant's termination of employment with the Company. The participant's base salary in effect immediately prior to termination will be utilized for this purpose. Accordingly, assuming a termination without "cause" or resignation for "good reason" occurred on December 31, 2006, Messrs. Carter, Dobbs and Alsene would receive a lump sum cash payment from the Company in the amount of $1,840,000, $1,040,000 and $125,000, respectively. A participant who is not a party to such an employment-related agreement with the Company will receive no benefit under the Incentive Plan upon the participant's termination by the Company without "cause," "no fault termination" or resignation for "good reason."

Performance Bonus Plan

The payment of bonus awards after a participant's termination of employment under the Rotech Healthcare Inc. Performance Bonus Plan (the "Performance Bonus Plan") is governed under the participant's employment agreement or other written agreement with the Company, if any, that covers the subject of bonus payments. Accordingly, the employment agreements of Messrs. Carter, Dobbs and Alsene described below set forth the circumstances and bonus amounts payable to each of such officers in the event of a termination of employment. However, since Mr. Alsene's letter agreement with the Company does not address termination on account of death or disability, in the event of his termination due to death or "disability" (as defined in the Performance Bonus Plan) the bonus amount payable to Mr. Alsene, in accordance with the terms of the Performance Bonus Plan, would be such amount that Mr. Alsene would have been entitled to if the termination did not occur. The Performance Bonus Plan was not in effect for year ended December 31, 2006. If Mr. Alsene died or became disabled during 2007 and each of the 2007 performance objectives established under the plan were achieved, Mr. Alsene (or his estate, as applicable) would receive a payment in an amount which equals 75% of Mr. Alsene's base salary for 2007.

Stock Option Plan

Under the Rotech Healthcare Inc. Common Stock Option Plan, upon a "change in control" (as defined in the option plan), all of the outstanding options will become fully vested.

Employment Agreements and Tabular Disclosure

Philip L. Carter

Mr. Carter's employment agreement provides for certain payments and benefits to Mr. Carter in connection with his termination or a change in control of the Company. Mr. Carter's employment with the Company will automatically terminate upon: (a) his death, (b) his "incapacity" (as defined in the employment agreement), (c) the non-renewal of his employment agreement by the Company, (d) the termination of his employment by the Company with or without "cause" (as defined in the employment agreement), (e) the termination of employment by Mr. Carter with or without "good reason" (as defined in the employment agreement) or (f) the closing of a "change of control" of the Company (as defined in the employment agreement). If Mr. Carter's employment had been terminated at December 31, 2006 for any reason (including any reason specified in the preceding sentence) the Company would have been required to make a lump-sum cash payment to him within 30 days after termination as follows: (a) approximately $74,308 for any accrued but unused vacation time; (b) approximately $17,692 for any earned and unpaid base salary; (c) approximately $306,666 for any accrued and unpaid bonus earned or awarded; (d) except in the case of termination of his employment by the Company for cause or voluntary termination by Mr. Carter without good reason, $920,000 which amount is equal to the pro rata portion (based on the portion of the year expired as of the termination date) of his target bonus for the year in which his employment was terminated (for purposes of this disclosure, this equals the full amount of his target bonus since a termination date of December 31, 2006 was assumed); and (e) an amount equal to unreimbursed business expenses in accordance with the Company's reimbursement policy (at December 31, 2006, Mr. Carter did not have any unreimbursed business expenses). In addition to the foregoing payment, in the event that Mr. Carter's termination is as a result of his death or incapacity, the Company will also pay him the full amount of his target bonus for the year in which the termination occurs (less any pro rata portion separately paid). For purposes of this disclosure, Mr. Carter would not be entitled to any additional payment since the full amount of his target bonus for year ended December 31, 2006 would have been paid as described in clause (d) in the preceding sentence.

If Mr. Carter's employment is terminated as a result of the Company's non-renewal of his employment agreement or is terminated by the Company without cause or by Mr. Carter with good reason, in addition to the payments set forth in the above paragraph, the Company will: (a) pay Mr. Carter $5,520,000 in a lump sum which equals three times the sum of his then base salary plus the full amount of his target bonus for the year in which the termination occurs; (b) continue to provide Mr. Carter with benefits (including health insurance benefits (for Mr. Carter and his spouse and dependents, if applicable), life insurance and disability insurance benefits referenced in the employment agreement) for a period of up to 24 months which if provided for the full 24 months would have a dollar value of approximately $170,438; and (c) pay the cost of up to 12 months of executive-level outplacement services which if provided for the full 12 months, the Company estimates would cost approximately $40,000. In the event of the termination of Mr. Carter's employment due to a "change of control" of the Company, in addition to the payments set forth in the above paragraph and the separation benefits as set forth in (a), (b) and (c) in the preceding sentence, in the event that Mr. Carter incurs liability for certain excise taxes under Section 4999 of the Code or similar taxes as a result of the payment of the benefits described above in connection with a change of control, Mr. Carter will be reimbursed by the Company with respect to the payment of such taxes and will also receive "gross-up" payments in connection with any income and taxes incurred as result of such reimbursement. As of the date of this proxy statement, the Company believes that Mr. Carter would not have incurred any excise tax relating to payments received in connection with a change of control termination on December 31, 2006, because the Company believes that the value attributable to the non-compete provisions of Mr. Carter's employment agreement would reduce the value of the payments treated as parachute payments, within the meaning of Section 280G of the Code, to an amount below the threshold that triggers an excise tax. In addition, upon a change of control, all of the options issued to Mr. Carter will immediately become fully vested and exercisable (at December 31, 2006, all of the options held by Mr. Carter were fully vested). Pursuant to the terms of his employment agreement, Mr. Carter's receipt of the termination benefits described above is in lieu of any severance, salary or income continuation plan or similar program that the Company now or hereafter offers and is conditioned upon (x) Mr. Carter executing and delivering to the Company a general release of claims arising through the date the release is executed, (y) any revocation period provided for in the release must have expired and (z) Mr. Carter complying with the confidentiality, non-solicitation and non-competition covenants described below.

Throughout Mr. Carter's employment with the Company and thereafter, Mr. Carter has agreed (subject to certain limited exceptions) to keep confidential all of the Company's non-public information, matters and materials and adhere to all of the Company's policies with regard to its confidential information. Mr. Carter has also agreed not to, directly or indirectly, during the period of his employment and for 18 months following the termination of his employment, solicit any of the Company's employees to join another company that competes with it in any way. In addition, Mr. Carter has agreed not to, directly or indirectly, during the period of his employment and for two years following the termination of his employment, induce any customer or supplier of the Company to cease being a customer or supplier of the Company or to become a customer or supplier of a competitor of the Company, otherwise compete with the Company or interfere with the Company's business relationships.

The following table summarizes the potential payments to Mr. Carter upon termination or a change in control as described above as of December 31, 2006.

Potential Payments Upon Termination or Change in Control as of December 31, 2006(1)

Compensation Components	Change in Control	Involuntary Termination Without Cause or Voluntary Termination for Good Reason	Involuntary Termination For Cause or Voluntary Termination Without Good Reason	Contract Non-renewal	Death	Incapacity
Base Salary	$ 92,000(2)	$ 92,000(2)	$ 92,000(2)	$ 92,000(2)	$ 92,000(2)	$ 92,000(2)
Bonus	$1,226,666(3)	$1,226,666(3)	$306,666(6)	$1,226,666(3)	$1,226,666(3)	$1,226,666(3)
Separation Benefits	$5,560,000(4)	$5,560,000(4)	—	$5,560,000(4)	—	—
Health and Insurance Benefits	$ 170,438(5)	$ 170,438(5)	—	$ 170,438(5)	—	—
Senior Management Incentive Plan	$1,840,000	$1,840,000	—	—	$1,840,000	$1,840,000
Total	$8,889,104(7)	$8,889,104	$398,666	$7,049,104	$3,158,666	$3,158,666

(1) All dollar amounts assume a termination date or change in control date of December 31, 2006.

(2) Represents accrued but unused vacation time and earned but unpaid base salary.

(3) Represents accrued but unpaid bonus earned or awarded and pro rata portion of target bonus.

(4) Represents payment of three times the sum of base salary and target bonus. Also includes payment for 12 months of outplacement services in the amount of $40,000.

(5) Represents payment for health benefits and life and disability insurance for 24 months.

(6) Represents accrued but unpaid bonus earned or awarded.

(7) In the event that Mr. Carter incurs liability for certain excise taxes under Section 4999 of the Code or similar taxes as a result of the payment of the amounts set forth in the above table in connection with a change of control, Mr. Carter will be reimbursed by the Company with respect to the payment of such taxes and will also receive "gross-up" payments in connection with any income and taxes incurred as result of such reimbursement. As of the date of this proxy statement, the Company believes that Mr. Carter would not have incurred any excise tax relating to payments received in connection with a change of control termination on December 31, 2006, because the Company believes that the value attributable to the non-compete provisions of Mr. Carter's employment agreement would reduce the value of the payments treated as parachute payments, within the meaning of Section 280G of the Code, to an amount below the threshold that triggers an excise tax.

Michael R. Dobbs

Mr. Dobbs' employment agreement provides for certain payments and benefits to Mr. Dobbs in connection with his termination or a change in control of the Company. Mr. Dobbs' employment with the Company will automatically terminate upon: (a) his death, (b) his "incapacity" (as defined in the employment agreement), (c) the non-renewal of his employment agreement by the Company, (d) the termination of his employment by the Company with or without "cause" (as defined in the employment agreement), (e) the termination of employment by Mr. Dobbs with or without "good reason" (as defined in the employment agreement) or (f) the closing of a "change of control" of the Company (as defined in the employment agreement). If Mr. Dobbs' employment had been terminated at December 31, 2006 for any reason (including any reason specified in the preceding sentence) the Company would have been required to make a lump-sum cash payment to him within 30 days after termination as follows: (a) approximately $6,000 for any accrued but unused vacation time; (b) approximately $10,000 for any earned and unpaid base salary; (c) approximately $173,333 for any accrued and unpaid bonus earned or awarded; (d) except in the case of termination of his employment by the Company for cause or voluntary termination by Mr. Dobbs without good reason, $520,000 which amount is equal to the pro rata portion (based on the portion of the year expired as of the termination date) of his target bonus for the year in which his employment was terminated (for purposes of this disclosure, this equals the full amount of his target bonus since a termination date of December 31, 2006 was assumed); and (e) an amount equal to unreimbursed business expenses in accordance with the Company's reimbursement policy (at December 31, 2006, Mr. Dobbs did not have any unreimbursed business expenses). In addition to the foregoing payment, in the event that Mr. Dobbs' termination is as a result of his death or incapacity, the Company will also pay him the full amount of his target bonus for the year in which the termination occurs (less any pro rata portion separately paid). For purposes of this disclosure, Mr. Dobbs would not be entitled to any additional payment since the full amount of his target bonus for year ended December 31, 2006 would have been paid as described in clause (d) in the preceding sentence.

If Mr. Dobbs' employment is terminated as a result of the Company's non-renewal of his employment agreement or is terminated by the Company without cause or by Mr. Dobbs with good reason, in addition to the payments set forth in the above paragraph, the Company will: (a) pay Mr. Dobbs $2,080,000 in a lump sum which equals two times the sum of his then base salary plus the full amount of his target bonus for the year in which the termination occurs; (b) continue to provide Mr. Dobbs with benefits (including health insurance benefits (for Mr. Dobbs and his spouse and dependents, if applicable), life insurance and disability insurance benefits referenced in the employment agreement) for a period of up to 24 months which if provided for the full 24 months would have a dollar value of approximately $159,667; and (c) pay the cost of up to 12 months of executive-level outplacement services which if provided for the full 12 months, the Company estimates would cost approximately $40,000. In the event of the termination of Mr. Dobbs' employment due to a "change of control" of the Company, in addition to the payments set forth in the above paragraph and the separation benefits as set forth in (a), (b) and (c) in the preceding sentence, in the event that Mr. Dobbs incurs liability for certain excise taxes under Section 4999 of the Code or similar taxes as a result of the payment of the benefits described above in connection with a change of control, Mr. Dobbs will be reimbursed by the Company with respect to the payment of such taxes and will also receive "gross-up" payments in connection with any income and taxes incurred as result of such reimbursement. As of the date of this proxy statement, the Company believes that Mr. Dobbs would not have incurred any excise tax relating to payments received in connection with a change of control termination on December 31, 2006, because the Company believes that the value attributable to the non-compete provisions of Mr. Dobbs' employment agreement would reduce the value of the payments treated as parachute payments, within the meaning of Section 280G of the Code, to an amount below the threshold that triggers an excise tax. In addition, upon a change of control, all of the options issued to Mr. Dobbs will immediately become fully vested and exercisable (at December 31, 2006, all of the options held by Mr. Dobbs were fully vested). Pursuant to the terms of his employment agreement, Mr. Dobbs' receipt of the termination benefits described above is in lieu of any severance, salary or income continuation plan or similar program that the Company now or hereafter offers and is conditioned upon (x) Mr. Dobbs executing and delivering to the Company a general release of claims arising through the date the release is executed, (y) any revocation period provided for in the release must have expired and (z) Mr. Dobbs complying with the confidentiality, non-solicitation and non-competition covenants described below.

Throughout Mr. Dobbs' employment with the Company and thereafter, Mr. Dobbs has agreed (subject to certain limited exceptions) to keep confidential all of the Company's non-public information, matters and materials and adhere to all of the Company's policies with regard to its confidential information. Mr. Dobbs has also agreed not to, directly or indirectly, during the period of his employment and for 18 months following the termination of his employment, solicit any of the Company's employees to join another company that competes with it in any way. In addition, Mr. Dobbs has agreed not to, directly or indirectly, during the period of his employment and for two years following the termination of his employment, induce any customer or supplier of the Company to cease being a customer or supplier of the Company or to become a customer or supplier of a competitor of the Company, otherwise compete with the Company or interfere with the Company's business relationships.

The following table summarizes the potential payments to Mr. Dobbs upon termination or a change in control as described above as of December 31, 2006.

Potential Payments Upon Termination or Change in Control as of December 31, 2006(1)

Compensation Components	Change in Control	Involuntary Termination Without Cause or Voluntary Termination for Good Reason	Involuntary Termination For Cause or Voluntary Termination Without Good Reason	Contract Non-renewal	Death	Incapacity
Base Salary	$ 16,000(2)	$ 16,000(2)	$ 16,000(2)	$ 16,000(2)	$ 16,000(2)	$ 16,000(2)
Bonus	$ 693,333(3)	$ 693,333(3)	$173,333(6)	$ 693,333(3)	$ 693,333(3)	$ 693,333(3)
Separation Benefits	$2,120,000(4)	$2,120,000(4)	—	$2,120,000(4)	—	—
Health and Insurance Benefits	$ 159,667(5)	$ 159,667(5)	—	$ 159,667(5)	—	—
Senior Management Incentive Plan	$1,040,000	$1,040,000	—	—	$1,040,000	$1,040,000
Total	$4,029,000(7)	$4,029,000	$189,333	$2,989,000	$1,749,333	$1,749,333

(1) All dollar amounts assume a termination date or change in control date of December 31, 2006.

(2) Represents accrued but unused vacation time and earned but unpaid base salary.

(3) Represents accrued but unpaid bonus earned or awarded and pro rata portion of target bonus.

(4) Represents payment of two times the sum of base salary and target bonus. Also includes payment for 12 months of outplacement services in the amount of $40,000.

(5) Represents payment for health benefits and life and disability insurance for 24 months.

(6) Represents accrued but unpaid bonus earned or awarded.

(7) In the event that Mr. Dobbs incurs liability for certain excise taxes under Section 4999 of the Code or similar taxes as a result of the payment of the amounts set forth in the above table in connection with a change of control, Mr. Dobbs will be reimbursed by the Company with respect to the payment of such taxes and will also receive "gross-up" payments in connection with any income and taxes incurred as result of such reimbursement. As of the date of this proxy statement, the Company believes that Mr. Dobbs would not have incurred any excise tax relating to payments received in connection with a change of control termination on December 31, 2006, because the Company believes that the value attributable to the non-compete provisions of Mr. Dobbs' employment agreement would reduce the value of the payments treated as parachute payments, within the meaning of Section 280G of the Code, to an amount below the threshold that triggers an excise tax.

Steve P. Alsene

On November 8, 2006, the Company entered into a letter agreement with its Chief Financial Officer, Steven P. Alsene, pursuant to which, under certain circumstances, Mr. Alsene will have the right to receive certain benefits upon termination of his employment with the Company. If Mr. Alsene's employment was terminated at December 31, 2006 by Mr. Alsene for "good reason" or by the Company without "cause" (each as defined in the letter agreement), the Company would have made a lump sum cash payment to Mr. Alsene in the amount of $437,500 no later than twenty (20) days after the termination of his employment, which is an amount equal to the sum of (i) one hundred percent (100%) of his annual base salary (measured as of the time of the termination of his employment) and (ii) one hundred percent (100%) of his annual target performance bonus for the year in which such termination of employment occurred. The Company would also (a) pay Mr. Alsene $4,808 for any base salary or bonus earned but not yet paid as of the date of the termination, (b) reimburse him for all reimbursable expenses (at December 31, 2006, Mr. Alsene did not have any reimbursable expenses outstanding) and (c) continue his medical coverage under the Company's group health plan for a period of twelve (12) months from the date of his termination by directly paying the monthly premiums on his behalf during such period which premiums the Company estimates would cost approximately $18,297 in the aggregate. Mr. Alsene's entitlement to the severance pay and other termination benefits described above are conditioned upon his providing a general release in favor of the Company of all claims relating to his employment. In addition, throughout Mr. Alsene's employment with the Company and thereafter, he has agreed (subject to certain limited exceptions) to keep confidential all of the Company's non-public information, matters and materials. Mr. Alsene has also agreed, for a period of one (1) year following the termination of his employment, not to directly or indirectly compete with the Company, solicit any of its employees or knowingly do anything that would be adverse in any material way to the Company's interests (including interfering with the Company's business relationships).

The following table summarizes the potential payments to Mr. Alsene upon termination or a change in control as described above as of December 31, 2006.

	Potential Payments Upon Termination or Change in Control as of December 31, 2006(1)				
Compensation Components	**Change in Control**	**Involuntary Termination Without Cause or Voluntary Termination for Good Reason**	**Involuntary Termination For Cause or Voluntary Termination Without Good Reason**	**Death**	**Incapacity**
Base Salary	—	$ 4,808(2)	—	—	—
Bonus	—	$ 18,750(3)	—	—	—
Separation Benefits	—	$437,500(4)	—	—	—
Health Benefits	—	$ 18,297(5)	—	—	—
Senior Management Incentive Plan	$125,000	$125,000	—	$125,000	$125,000
Total	$125,000	$604,355	—	$125,000	$125,000

(1) All dollar amounts assume a termination date or change in control date of December 31, 2006.

(2) Represents base salary earned but not yet paid.

(3) Represents bonus earned but not yet paid.

(4) Represents 100% of the sum of Mr. Alsene's base salary and target bonus.

(5) Represents payment for 12 months of medical coverage premiums.

Barry E. Stewart (Former Chief Financial Officer)

Mr. Stewart served as our Chief Financial Officer from August 10, 2004 until his resignation on May 31, 2006. Mr. Stewart did not receive any severance or other termination payments in connection with his resignation as Chief Financial Officer of the Company.

2006 DIRECTOR COMPENSATION

The following table sets forth compensation information for the Company's non-employee directors for the year ended December 31, 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Arthur J. Reimers	$119,000	$209,360(1)	— (2)	—	—	—	$328,360
James H. Bloem	$ 63,000	$141,920(1)	—	—	—	—	$204,920
Edward L. Kuntz	$ 59,000	$ 69,787(1)	— (2)	—	—	—	$128,787
Arthur Siegel	$ 75,000	$ 69,787(1)	— (2)	—	—	—	$144,787
William J. Mercer, former director(3)	$ 22,000	62,267	—	—	—	—	$ 84,267
Barbara B. Hill, former director(3)	$ 18,000	124,533	—	—	—	—	$142,533

(1) Represents the dollar amount of compensation cost recognized by the Company under FAS 123R for financial statement reporting purposes for the year ended December 31, 2006. Restricted stock awards generally vest upon the earlier of one year from the date of grant or the date of the next annual meeting of stockholders. On September 27, 2005, 12,000 shares of restricted stock were awarded to Mr. Reimers, 4,000 shares of restricted stock were awarded to each of Messrs. Kuntz, Siegel and Mercer and 8,000 shares of restricted stock were awarded to Ms. Hill. On October 10, 2005, 8,000 shares of restricted stock were awarded to Mr. Bloem. The value of the shares of restricted stock awarded is $23.35 for those awarded on September 27, 2005 and $22.40 for those awarded on October 10, 2005. The value is based upon the closing sales price of the Company's common stock as quoted on NASDAQ on the business day prior to the grant date. The shares of restricted stock granted in 2005 vested on June 30, 2006 (the date of the Company's 2006 annual meeting of stockholders). On June 30, 2006, 12,000 shares of restricted stock were awarded to Mr. Reimers and 4,000 shares of restricted stock were awarded to each of Messrs. Bloem, Kuntz and Siegel with a value of $3.76 per restricted share. The shares of restricted stock granted in 2006 will vest on the date of the 2007 annual meeting of stockholders. The grant date fair value of the shares of restricted stock granted in 2006 is $45,120 with respect to the restricted shares awarded to Mr. Reimers and $15,040 for each of Messrs. Bloem, Kuntz and Siegel with respect to the restricted shares awarded to each such director. The grant date fair value is based on a per share stock price of $3.76 which was the closing sales price of the Company's common stock as quoted on NASDAQ on June 30, 2006 (the grant date of the restricted shares awarded in 2006). At December 31, 2006, the aggregate number of restricted stock awards outstanding for each director was as follows: Mr. Reimers—36,000 (12,000 of such shares remained subject to transfer restrictions), Mr. Bloem—12,000 (4,000 of such shares remained subject to transfer restrictions), Mr. Kuntz—12,000 (4,000 of such shares remained subject to transfer restrictions) and Mr. Siegel—12,000 (4,000 of such shares remained subject to transfer restrictions). All shares of restricted stock were granted under the Rotech Healthcare Inc. Nonemployee Director Restricted Stock Plan.

(2) At December 31, 2006, Messrs. Reimers, Kuntz and Siegel each held options to purchase 23,000 shares of the Company's common stock. All of such options were granted under the Rotech Healthcare Inc. Common Stock Option Plan, are all fully exercisable and were fully vested prior to 2006. Of the options held by Messrs. Reimers and Kuntz, options to purchase 15,000 shares of the Company's common stock expire on May 21, 2012 and have an exercise price of $20.00 per share and options to purchase 8,000 shares of the Company's common stock expire on May 20, 2013 and have an exercise price of $14.55 per share. Of the options held by Mr. Siegel, options to purchase 15,000 shares of the Company's common stock expire on December 19, 2012 and have an exercise price of $17.00 per share and options to purchase 8,000 shares of the Company's common stock expire on May 20, 2013 and have an exercise price of $14.55 per share.

(3) Both Mr. Mercer and Ms. Hill decided not to stand for reelection at the 2006 annual meeting of stockholders. Accordingly, Mr. Mercer's and Ms. Hill's service as members of the Company's board of directors ended effective June 30, 2006.

Board and Committee Member Compensation

Each member of the Board of Directors will receive an annual retainer of $20,000, an attendance fee of $2,000 per board meeting and a participation fee of $1,000 per telephonic board meeting. In lieu of the $20,000 annual retainer, the Chairman of the Board of Directors receives an annual retainer of $75,000. The chairman of the audit committee receives an additional annual fee of $10,000 and each member of the audit committee receives an attendance fee of $2,000 per audit committee meeting and $1,000 per telephonic audit committee meeting. Additionally, any director who serves as chairman of any other board committee will receive an annual fee of $5,000 and members of such other committees will receive an attendance fee of $1,000 per committee meeting (whether in person or telephonic). Directors who also serve as employees of the Company do not receive any compensation for their service on the Board of Directors (or any committee thereof).

Effective as of August 1, 2004, the Company established the Rotech Healthcare Inc. Nonemployee Director Restricted Stock Plan ("Restricted Stock Plan") which is intended to attract, retain and provide incentives to nonemployee directors of the Company. Under the terms of the Restricted Stock Plan each of the Company's nonemployee directors will receive (i) a restricted stock award of 8,000 shares of the Company's common stock for his or her initial year as a nonemployee director (provided that such nonemployee director's initial term commenced on or after August 1, 2004), (ii) a restricted stock award for 4,000 shares of the Company's common stock for each year during which he or she continues to serve as a nonemployee director and (iii) in the event that the Chairman of the Board of Directors is a nonemployee director, in lieu of any other restricted stock award to be granted under the Restricted Stock Plan, the Chairman will receive a restricted stock award for 12,000 shares of common stock for each year he or she serves in such capacity. 200,000 shares of common stock have been authorized by the Company for restricted awards to be made under the Restricted Stock Plan. During 2006, restricted stock awards for an aggregate amount of 24,000 shares were granted to the Company's nonemployee directors under the Company's Restricted Stock Plan. On June 30, 2006, 12,000 restricted shares were awarded to Mr. Reimers (the Chairman of the Board) and 4,000 restricted shares were awarded to each of Messrs. Bloem, Kuntz and Siegel. All of the shares awarded during 2006 remain subject to transfer restrictions. Generally, the restricted shares are subject to transfer restrictions under which the holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the shares for a period of one year. The number of shares available for future awards under the Restricted Stock Plan, as of December 31, 2006, was 104,000. For a complete copy of the Restricted Stock Plan, please refer to Exhibit 4.8 to the Company's Registration Statement on Form S-8 (File No. 333-119008) filed with the Securities and Exchange Commission on September 15, 2004. Mr. Mudrick has volunteered to forgo compensation for his services on the Board of Directors. Accordingly, Mr. Mudrick has not received any compensation since being appointed to the Board in April 2007 and, if elected at the 2007 annual meeting of stockholders, Mr. Mudrick will not receive any compensation for serving on the Board or any Board committees during 2007. Please refer to "Proposal 3—Ratification and Approval of the Rotech Healthcare Inc. Amended and Restated Nonemployee Director Restricted Stock and Stock Option Plan" of this proxy statement for a discussion of the proposed amendment and restatement of the Restricted Stock Plan.

REVIEW AND APPROVAL OF TRANSACTIONS WITH RELATED PERSONS

The Board of Directors and the Company's audit committee have adopted a written policy and procedures for review, approval and monitoring of transactions involving the Company and "related persons" (generally, directors, executive officers and stockholders owning five percent or greater of the Company's outstanding stock and their immediate family members). The policy covers each transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and in which any related person had, has or will have a direct or indirect interest. A copy of this policy is posted on the Company's website at *www.rotech.com.*

All related person transactions are required to be approved in advance by the audit committee and any such transactions not so approved will be in violation of the policy unless ratified by the audit committee. Prior to entering into the related person transaction, notice of the facts and circumstances of the proposed transaction is to be provided to the Company's Chief Legal Officer. If the Chief Legal Officer determines that the proposed transaction is a related person transaction, such proposed transaction is submitted to the audit committee for consideration and approval.

The audit committee will consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: the benefits to the Company; the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. No member of the audit committee will participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person. The audit committee will approve only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its stockholders, as the audit committee determines in good faith. The audit committee will review related person transactions annually to determine whether it continues to be in the Company's best interests.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

In the tables below, beneficial ownership is calculated based upon the rules of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In computing the percentage ownership of each person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 25, 2007 are considered outstanding. These shares, however, are not considered outstanding for the purpose of computing the percentage ownership of any other person.

The following table sets forth information about the beneficial ownership of the Company's common stock by the Company's directors and named executive officers as of April 25, 2007. Except as indicated in the notes to the table or as a result of applicable community property laws, each stockholder named in the table has sole voting and investment power to the shares shown as beneficially owned by such stockholder.

Name of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percent of Class(2)
Directors and Named Executive Officers:		
Philip L. Carter(3)	750,000	2.94%
Michael R. Dobbs(4)	407,100	1.60%
Steve P. Alsene(5)	26,666	*
Arthur J. Reimers(6)	69,000	*
James H. Bloem(7)	12,000	*
Edward L. Kuntz(8)	35,000	*
Jason B. Mudrick(9)	—	—
Arthur Siegel(8)	35,000	*
All directors and executive officers, as a group	1,334,766	5.23%

* Less than 1%.

(1) The address for those named in the table is: c/o Rotech Healthcare Inc., 2600 Technology Drive, Suite 300, Orlando, Florida 32804.

(2) Percent of class in the above table is based on 25,505,270 shares of the Company's common stock outstanding on April 25, 2007. Options held by the Company's directors and executive officers as a group that are currently exercisable or exercisable within 60 days of April 25, 2007 are considered outstanding for the purpose of computing the percentage ownership of the group.

(3) Includes options granted under the Company's Option Plan to purchase 750,000 shares of the Company's common stock which are presently exercisable. As discussed above under the caption "Compensation Discussion and Analysis—2005 Accelerated Vesting of Outstanding Options", all of the options granted to Mr. Carter as set forth in the above table are presently exercisable. On April 17, 2007, the compensation committee approved the grant of options to purchase an additional 750,000 shares of common stock to Mr. Carter subject to stockholder approval of "Proposal 2—Ratification and Approval of an Amendment to the Rotech Healthcare Inc. Common Stock Option Plan and Approval of the Performance Goals" included in this proxy statement. In the event that Proposal 2 is not approved by the Company's stockholders, the April 17, 2007 option grant will be deemed null and void and otherwise forfeited.

(4) Includes 7,100 shares of the Company's common stock owned by Mr. Dobbs and options granted under the Company's Option Plan to purchase 400,000 shares of common stock which are presently exercisable. As discussed above under the caption "Compensation Discussion and Analysis—2005 Accelerated Vesting of Outstanding Options", all of the options granted to Mr. Dobbs as set forth in the above table are presently exercisable. On April 17, 2007, the compensation committee approved the grant of options to purchase an additional 400,000 shares of common stock to Mr. Dobbs subject to stockholder approval of "Proposal 2—Ratification and Approval of an Amendment to the Rotech Healthcare Inc. Common Stock Option Plan and Approval of the Performance Goals" included in this proxy statement. In the event that Proposal 2 is not approved by the Company's stockholders, the April 17, 2007 option grant will be deemed null and void and otherwise forfeited.

(5) Includes options granted under the Company's Option Plan to purchase of 26,666 shares of common stock which are presently exercisable or exercisable within 60 days of April 25, 2007. Mr. Alsene was granted options to purchase 10,000 shares of common stock on October 18, 2004 all of such options were deemed vested in connection with the Company's 2005 accelerated vesting of outstanding options as discussed above under the caption "Compensation Discussion and Analysis—2005 Accelerated Vesting of Outstanding Options". In addition, effective as of November 15, 2006, Mr. Alsene was granted options to purchase 100,000 shares of common stock of which options to purchase 16,666 shares of common stock are presently exercisable or exercisable within 60 days of April 25, 2007. These options vest over a period of three years from November 15, 2006 in twelve equal quarterly installments.

(6) Includes (i) 10,000 shares of the Company's common stock owned by Mr. Reimers, (ii) options granted under the Company's Option Plan to purchase 23,000 shares of common stock, all of which are presently exercisable and (iii) 36,000 restricted shares awarded under the Company's nonemployee director restricted stock plan of which 12,000 of such shares remained subject to transfer restrictions as of April 25, 2007.

(7) Includes 12,000 restricted shares awarded under the Company's nonemployee director restricted stock plan of which 4,000 of such shares remained subject to transfer restrictions as of April 25, 2007.

(8) Includes (i) options to purchase 23,000 shares of the Company's common stock, all of which are presently exercisable and (ii) 12,000 restricted shares awarded under the Company's nonemployee director restricted stock plan of which 4,000 of such shares remained subject to transfer restrictions as of April 25, 2007.

(9) Mr. Mudrick is an employee of Contrarian Capital Management, L.L.C. ("Contrarian"), an investment management firm based in Greenwich, Connecticut. In that capacity, Mr. Mudrick acts as the portfolio manager of Contrarian Equity Fund, L.P. and other investment management clients of Contrarian. As of April 25, 2007, Contrarian is deemed the beneficial owner of approximately 5,049,536 shares, or 19.8%, of

the Company's outstanding common stock. Contrarian disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Mr. Mudrick is not a beneficial owner of the shares of common stock held by clients of Contrarian.

The table below sets forth certain information as to each person or entity known to the Company to be the beneficial owner of five percent or more of any class of the Company's voting securities as of April 25, 2007.

Name of Beneficial Owners	Number of Shares of Common Stock Beneficially Owned	Percent of Class(1)
Five Percent or Greater Holders:		
Steel Partners II, L.P. and related entity and individual(2) 590 Madison Avenue 32nd Floor New York, NY 10022	5,374,940	21.07%
Contrarian Capital Management, L.L.C. and related entities(3) 411 West Putnam Avenue Suite 225 Greenwich, CT 06830	5,049,536	19.79%
GE Capital CFE, Inc.(4) c/o General Electric Capital Corporation 201 Merritt 7 Norwalk, CT 06851	2,551,156	10.00%
The Goldman Sachs Group, Inc. and Goldman, Sachs & Co.(5) 85 Broad Street New York, NY 10004	2,331,500	9.14%
Wynnefield Small Cap Value Offshore Fund, Ltd. and related entities and individual(6) 450 Seventh Avenue Suite 509 New York, NY 10123	1,700,500	6.67%

(1) Percent of class in the above table is based on 25,505,270 shares of the Company's common stock outstanding on April 25, 2007.

(2) Information is based solely on a Form 4 filed with the Securities and Exchange Commission on August 21, 2006 and a Schedule 13D/A filed with the Securities and Exchange Commission on November 8, 2005. The Form 4 was filed jointly by Warren G. Lichtenstein, Steel Partners, L.L.C. ("Steel LLC") and Steel Partners II, L.P. ("Steel LP") and reported the sale of 42,510 shares of the Company's common stock and beneficial ownership of 5,374,940 shares of common stock following such sale. The securities reported in the Form 4 are owned directly by Steel LP, and owned indirectly by Steel LLC by virtue of it being the general partner of Steel LP and by Mr. Lichtenstein by virtue of his position as the sole executive officer and managing member of Steel LLC. Steel LLC and Mr. Lichtenstein disclaim beneficial ownership of the shares owned by Steel LP except to the extent of their pecuniary interest therein. As provided in the Schedule 13D/A filing, as of the close of business on November 3, 2005, Steel LP beneficially owned 5,417,450 shares of the Company's common stock. Mr. Lichtenstein has sole voting and dispositive power with respect to the 5,417,450 shares owned by Steel LP by virtue of his authority to vote and dispose of such shares.

(3) Information is based solely on a Schedule 13D filed with the Securities and Exchange Commission on April 25, 2007. The Schedule 13D was filed by the following entities: (i) Contrarian Capital Management, L.L.C. ("CCM"), (ii) Contrarian Equity Fund, L.P. ("Contrarian Equity") and (iii) Contrarian Capital Fund I, L.P. ("CCF I"). The foregoing reporting persons hold an aggregate of 5,049,536 shares. CCM is the beneficial owner of 5,049,536 shares consisting of 2,539,370 shares held by Contrarian Equity, 1,933,135 shares held by CCF I and 577,031 shares held by certain managed accounts. CCM has the sole voting and

dispositive power with respect to 577,031 shares held by the managed accounts and has the shared voting and dispositive power with respect to 4,472,505 shares collectively held by Contrarian Equity and CCF I. Contrarian Equity may be deemed to be the beneficial owner of 2,539,370 shares and has shared voting and dispositive power with respect to such shares. CCF I may be deemed to be the beneficial owner of 1,933,135 shares and has shared voting and dispositive power with respect to such shares. Each of the reporting persons disclaim beneficial ownership in the common stock reported in the Schedule 13D except to the extent of their pecuniary interest therein. Jason B. Mudrick, a member of the Company's Board of Directors, is an employee of CCM. In that capacity, Mr. Mudrick acts as the portfolio manager of Contrarian Equity and other investment management clients of CCM. Mr. Mudrick is not a beneficial owner of the shares of common stock held by clients of CCM.

(4) Information is based solely on a Schedule 13G/A filed with the Securities and Exchange Commission on May 10, 2006. Schedule 13G/A was filed by the following entities: (i) GE Capital CFE, Inc. ("CFE"), (ii) General Electric Capital Corporation ("GE Capital"), (iii) General Electric Capital Services, Inc., a Delaware corporation ("GECS"), and (iv) General Electric Company ("GE"). CFE is the beneficial owner of 2,551,156 shares of the Company's common stock and CFE has sole voting and dispositive power over such shares. GE Capital is the parent company of CFE, GECS is the parent company of GE Capital and GE is the parent company of GECS. GE Capital, GECS and GE disclaim beneficial ownership of all of the shares.

(5) Information is based solely on a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2007. The Schedule 13G was filed by The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs"). The foregoing reporting persons hold an aggregate of 2,331,500 shares of the Company's common stock. The Schedule 13G indicates that reporting persons have shared power to vote and dispose of all of such shares and the securities being reported on by GS Group, as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman Sachs, a broker or dealer registered under Section 15 of the Exchange Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Goldman Sachs is a direct and indirect wholly-owned subsidiary of GS Group.

(6) Information is based solely on a Schedule 13G/A filed with the Securities and Exchange Commission on February 15, 2007. The Schedule 13G/A was filed by the following entities and person: (i) Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund"), (ii) Wynnefield Capital, Inc. ("WCI"), (iii) Channel Partnership II, L.P. ("Channel"), (iv) Wynnefield Capital, Inc. Profit Sharing Plan ("Plan") and (v) Nelson Obus ("Mr. Obus"). The foregoing reporting persons hold an aggregate of 1,700,500 shares. The Schedule 13G/A indicates that (i) Fund is the beneficial owner of 1,675,000 shares and has the sole power to vote and dispose of all of such shares; (ii) WCI holds an indirect beneficial interest in 1,675,000 shares which are directly beneficially owned by Fund; (iii) Channel is the beneficial owner of 500 shares and has the sole power to vote and dispose of all of such shares; (iv) Plan is the beneficial owner of 25,000 shares and has the sole power to vote and dispose of all of such shares and (v) Mr. Obus holds an indirect beneficial interest in 25,500 shares and has the sole power to vote and dispose of all of such shares. 500 of such shares are directly beneficially owned by Channel and 25,000 of such shares are directly beneficially owned by Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Directors, executive officers, and greater than 10% stockholders are required by the Securities and Exchange Commission to furnish the Company with copies of the reports they file.

Based solely on the Company's review of the copies of such reports and written representations from certain reporting persons that certain reports were not required to be filed by such persons, the Company believes that all of its directors, executive officers and greater than 10% beneficial owners complied with all filing requirements applicable to them with respect to transactions during the 2006 fiscal year.

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2006, with respect to shares of the Company's common stock that may be issued under its existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	*Weighted-average* exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,209,919(1)	$12.47	168,878(2)(3)
Equity compensation plans not approved by security holders	—	—	—
Total	4,209,919(1)	$12.47	168,878(2)(3)

(1) Includes 3,550,850 shares of common stock to be issued upon exercise of options granted under the Rotech Healthcare Inc. Common Stock Option Plan that were outstanding at December 31, 2006. Also includes 659,069 shares of common stock that may be issued pursuant to awards under the Rotech Healthcare Inc. Senior Management Incentive Plan (2005-2007) (the "Incentive Plan"). Awards under the Incentive Plan are determined based upon, among other things, the revenues and EBITDA of the Company, continued employment with the Company with a title that renders the individual eligible to receive a benefit under the Incentive Plan, the occurrence of a "change of control" (as defined in the Incentive Plan) of the Company and the participant's annualized rate of base salary received from the Company. Accordingly, the calculation of the number of shares available for future issuance as set forth in the table above is based upon a number of assumptions, including that (i) the Company meets the revenue and EBITDA-based performance objectives established under the Incentive Plan, (ii) none of the current participants' participation in the Incentive Plan is terminated prior to February 15, 2008 as a result of termination of employment with the Company or a change in title, in either case, that renders the individual ineligible to receive a benefit under the Incentive Plan and (iii) a "change of control" of the Company has not occurred. As of the date of this Proxy Statement, no participant has received any payout (in cash or stock) under the Incentive Plan. In determining the aggregate value of the shares of common stock to be awarded, the Incentive Plan provides that the shares will have an aggregate value equal to the participant's annualized base rate of salary as in effect on February 15, 2008. Since each participant's base salary as of such date is not determinable at this time, for purposes of the table above, the dollar value is based upon each Incentive Plan participant's current annualized rate of base salary in effect for 2007. The Incentive Plan provides that in calculating the number of shares of the Company's common stock to be awarded, one-third of each award shall be respectively based on the share price of the Company's common stock on each of January 1, 2005, 2006 and 2007. The closing sales price of the Company's common stock as of January 1, 2005, January 1, 2006 and January 1, 2007 was $28.00, $16.76 and $2.24, respectively. In accordance with the terms of Incentive Plan, the potential issuance of shares to participants in the Incentive Plan that were not plan participants on January 1, 2005 has been prorated based on such participant's initial participation date. Fractional shares have been disregarded for purposes of calculating the total number of shares to be awarded. As of the date of this proxy statement, management does not believe that the Company will meet the performance objectives established under the Incentive Plan and therefore the Company does not expect that any shares of common stock will be issued under the Incentive Plan. The weighted-average exercise price in Column (b) of the above table does not take into account awards under the Incentive Plan.

(2) Includes 64,878 shares of common stock available for issuance upon exercise of options that have not been granted under the Company's common stock option plan as of December 31, 2006. Based on (i) 4,025,000 shares of common stock reserved for issuance to employees, officers, nonemployee directors and consultants upon exercise of incentive and non-statutory options under the common stock option plan, (ii) 409,272 shares of common stock issued upon exercise of options under the Company's common stock

option plan and (iii) 3,550,850 shares of common stock underlying outstanding options at December 31, 2006. Options exercisable for an aggregate of 818,625 shares of common stock were forfeited in 2006. Options exercisable for an aggregate of 1,241,875 shares of common stock were granted in 2006.

(3) Includes 104,000 restricted shares of common stock available for future awards under the Rotech Healthcare Inc. Nonemployee Director Restricted Stock Plan as of December 31, 2006. 200,000 shares of the Company's common stock have been authorized by the Company for restricted awards to be made under the plan. As of December 31, 2006, restricted stock awards for an aggregate amount of 96,000 shares of common stock were granted to the Company's nonemployee directors. As of December 31, 2006, 24,000 of such shares remained subject to transfer restrictions.

CORPORATE GOVERNANCE MATTERS

Board Meetings

In 2006, the Board of Directors held 21 meetings in person or by conference telephone. During 2006, each incumbent director attended at least 75% of the aggregate of: (1) the total number of the Board of Director meetings (held during the period for which he has been a director) and (2) the total number of meetings held by all committees of the board on which he served (during the periods that he served on such committee). The Company holds at least five meetings of its Board of Directors each year. While the Company encourages all members of the Board of Directors to make every effort to attend the annual meeting of stockholders, there is no formal policy that requires their attendance at the annual meeting of stockholders. Mr. Reimers, the Company's Chairman of the Board, Mr. Carter, the Company's Chief Executive Officer, President and member of the Board and Messrs. Kuntz, Bloem and Siegel all attended the Company's 2006 annual meeting of stockholders.

Board of Director Independence

Each year, the Board of Directors and the Company's nominating and corporate governance committee review the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the defined relationships that preclude them from being "independent" as defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules and who the Board of Directors affirmatively determines have no relationships with the Company that would impair their independence are considered to be independent directors. The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' (and such members' immediate family members') current and historic relationships with the Company and its competitors, suppliers, auditors and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which the Company's board members are directors or executive officers. After evaluating these factors in light of Rule 4200(a)(15) of the Nasdaq Marketplace Rules, the Board of Directors has determined that Mr. Bloem, Mr. Kuntz, Mr. Mudrick and Mr. Siegel are independent directors. Accordingly, a majority of the current members of the Company's Board of Directors are "independent" directors. Former directors, William J. Mercer and Barbara B. Hill were also independent directors that served as members of the Company's Board of Directors during 2006. However, Mr. Mercer and Ms. Hill decided not to stand for reelection to the Board at the 2006 Annual Meeting of Stockholders held on June 30, 2006 and therefore did not serve as members of the board thereafter. As discussed below, Arthur J. Reimers, the Company's Chairman of the Board and member of the Company's audit committee, nominating and corporate governance committee and compensation committee, is not "independent" as such term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. Philip L. Carter is not independent because he is the President and Chief Executive Officer of the Company.

In determining the independence of the current members of the Board of Directors and those individuals who served on the Board during 2006, the Board of Directors and the Company's nominating and corporate governance committee considered the following transactions and relationships:

- Payments received by the Company from Humana Inc. or it subsidiaries related to claims by Humana health plan beneficiaries—Mr. Bloem serves as the Chief Financial Officer of Humana Inc.
- The status of Mr. Reimers' sister as a partner with Deloitte & Touche LLP—Deloitte & Touche LLP serves as the Company's independent auditors.
- Mr. Reimers' investor status in certain investment funds which are affiliated with members of the lending syndicate under the Company's payment-in-kind term loan facility. Mr. Reimers does not control the investments made by such funds and his investment in such funds are de minimis relative to overall size of the funds.
- Mr. Mudrick's position as a portfolio manager of Contrarian Equity Fund, L.P. and other investment management clients of Contrarian Capital Management, LLC ("Contrarian"). As of April 25, 2007, Contrarian is deemed the beneficial owner of approximately 5,049,536 shares, or 19.8%, of the Company's outstanding common stock and its investment management clients also hold the Company's senior subordinated notes. Investment management clients of Contrarian are also members of the lending syndicate under the Company's payment-in-kind term loan facility.

Non-management members of the Board of Directors of the Company meet in executive session without members of management present, and are scheduled to do so at least twice annually. In addition, if the non-management directors of the Company include directors that are not "independent" directors, the Board will at least twice annually schedule executive sessions including only independent directors without members of management present.

Code of Ethics

The Company has adopted a code of ethics that applies to the members of its Board of Directors, principal executive officer, principal financial officer and other persons performing similar functions. The Company has also issued a Policy Statement on Business Ethics and Conflicts of Interest which is applicable to all employees. The Company's code of ethics and Policy Statement on Business Ethics and Conflicts of Interest are posted on its internet website, *www.rotech.com*, and are available, without charge, upon written request directed to the Chief Legal Officer, Rotech Healthcare Inc., 2600 Technology Drive, Suite 300, Orlando, Florida 32804.

Stockholder Communications

Stockholders may send communications to the Board of Directors by mail to the Company's Corporate Secretary at Rotech Healthcare Inc., 2600 Technology Drive, Suite 300, Orlando, Florida 32804. Communications should be addressed to the attention of the Board as a whole or to specific Board members. Stockholders desiring to limit or direct their communications to non-employee directors only should so indicate in the communication and direct the communication to the chairperson of the nominating and corporate governance committee. The Company's general policy is to forward, and not to intentionally screen, any mail received at the Company's corporate office that is addressed to the attention of the Board or to a specific Board member unless the Company believes the communication may pose a security risk.

Board Committees

The Company has an audit committee, a nominating and corporate governance committee and a compensation committee.

Audit Committee

The audit committee of the Board of Directors has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the retention and, if necessary, the termination of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's independent auditors and the Company's accounting practices. Currently, Messrs. Siegel, Bloem and Reimers are the director members of the audit committee. The audit committee held 14 meetings during fiscal 2006 in person or by conference telephone. The audit committee acts under a written charter, which more specifically sets forth its responsibilities and duties, as well as requirements for the committee's composition and meetings. A copy of this charter, which was amended and restated as of February 20, 2007, is attached as Appendix A to this Proxy Statement. Additional copies of the charter are available, without charge, upon written request directed to the Company's Chief Legal Officer, Rotech Healthcare Inc., 2600 Technology Drive, Suite 300, Orlando, Florida 32804. The audit committee charter is also posted on the Company's internet website, *www.rotech.com*.

Mr. Siegel currently serves as the chairman of the Company's audit committee. The Board of Directors has determined that, based upon Mr. Siegel's experience in the fields of accounting and auditing services and Mr. Bloem's experience as a senior financial executive as well as a tax attorney and certified public accountant, each qualifies as an "audit committee financial expert" within the meaning of the rules of the Securities and Exchange Commission. Please see "Proposal 1—Election of Directors" for a description of Mr. Siegel's and Mr. Bloem's relevant experience. The Board of Directors has determined that each of the current members of the audit committee is "independent", as that term is defined by applicable Securities and Exchange Commission rules. In addition, the Board of Directors has determined that each of the current members of the audit committee is "independent", as that term is defined by the applicable Nasdaq Marketplace Rules, except for Mr. Reimers. Pursuant to Rule 4200(a)(15) of the Nasdaq Marketplace Rules, a director is not independent if a director has an immediate family member who is a "current partner of the company's outside auditor." Mr. Reimers' sister is a current partner at Deloitte & Touche LLP, the Company's outside auditor. Such family member, however, has not (i) at any time worked on the audit of the Company's financial statements or any other matter for the Company or (ii) received any direct compensation, credit or other benefit at any time as a result of or in any way related to Deloitte & Touche LLP serving as the Company's outside auditor. The Board of Directors has affirmatively determined that (i) that the partner status of Mr. Reimers' sister at Deloitte & Touche LLP does not interfere with Mr. Reimers' exercise of independent judgment in carrying out the responsibilities of a director and his ability to effectively serve on the Company's audit committee, compensation committee (as discussed below) and nominating and corporate governance committee (as discussed below) and (ii) under these exceptional and limited circumstances and based upon Mr. Reimers' (1) financial expertise, (2) knowledge of compensation practices in the Company's geographic market, industry and peer groups and his experience with the Company's business and industry, (3) knowledge of corporate governance issues and practice and experience on numerous boards of directors, including his history with the Company's Board of Directors, (4) unique historical knowledge and experience regarding the Company's business, affairs, and personnel, (5) demonstrated leadership skills during his tenure with the Company and (6) prior work experience, including serving as a co-head of Goldman, Sachs & Co.'s Healthcare Group, Investment Banking Division, his membership on the Company's audit committee, compensation committee and nominating and corporate governance committee is required by the best interests of the Company and its stockholders. Furthermore, Mr. Reimers is not a current officer or employee or a family member of an officer or employee of the Company and Mr. Reimers meets the criteria set forth in Section 10A(m)(3) of the Exchange Act and the rules thereunder.

Audit Committee Disclosure

In connection with the Company's audited financial statements for the year ended December 31, 2006, the audit committee has (1) reviewed and discussed the audited financial statements with management; (2) discussed with the Company's independent auditors the matters required to be discussed by statement on Auditing

Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; (3) received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and discussed with the Company's independent auditor the independent auditor's independence.

Based on the review and discussions referred to in items (1) through (3) of the above paragraph, the audit committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2006 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 for filing with the Securities and Exchange Commission.

Audit Committee

Arthur Siegel, Chairman
James Bloem
Arthur J. Reimers

Compensation Committee

The compensation committee of the Board of Directors, which is currently comprised of Messrs. Kuntz, Reimers and Siegel, recommends, reviews and oversees the salaries, benefits, and stock option plans for the Company's employees, consultants, directors and other individuals compensated by the Company. The Board of Directors has determined that each of the current members of the compensation committee is "independent", as that term is defined by the applicable Nasdaq Marketplace Rules, except for Mr. Reimers. For the reasons discussed above under "Audit Committee", the Board of Directors has affirmatively determined that Mr. Reimers' membership on the compensation committee is required by the best interests of the Company and its stockholders. Mr. Kuntz currently serves as chairman of the compensation committee. The compensation committee met 6 times in fiscal 2006 in person or by conference telephone. Mr. Siegel did not become a member of the compensation committee until June 30, 2006.

The compensation committee acts under a written charter, which more specifically sets forth its responsibilities and duties, as well as requirements for the committee's composition and meetings. The compensation committee's responsibilities include:

- to make decisions for or recommendations to the Board with respect to the compensation of all directors, officers and other key executives.
- to make recommendations to the Board regarding the Company's compensation plans, including the Company's incentive compensation plans and equity-based plans. The committee has and exercises all the authority of the Board with respect to the administration of such plans.
- to review and approve on an annual basis, corporate goals and objectives relevant to Chief Executive Officer ("CEO") compensation, evaluate the CEO's performance in light of whether the goals and objectives have been achieved and set the CEO's compensation levels based on this evaluation.
- to establish goals, make awards, review performance and determine, or recommend to the Board, awards earned under our annual and long-term incentive compensation plans.
- to review and discuss with management the compensation discussion and analysis and based upon such review and discussion, determine whether to recommend to the Board that the compensation discussion and analysis be included in our proxy statement or our Annual Report on Form 10-K.
- preparation of the compensation committee report to be included in the Company's proxy statement or Annual Report on Form 10-K.

The compensation committee and the Board of Directors have sole and direct responsibility for determining compensation of our executive officers and directors. The compensation committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the compensation committee. In addition, the compensation committee has the authority to delegate responsibility for the day-to-day management of executive compensation to the officers of the Company. In determining compensation, the compensation committee may use recommendations from directors that do not serve on the compensation committee, the Chief Executive Officer and compensation consultants. The Chief Executive Officer and other members of the Board regularly attend meetings of the compensation committee. The compensation committee meets in executive session as needed. The compensation committee has the resources and authority appropriate to discharge its duties and responsibilities. The compensation committee has the sole authority to retain or terminate compensation consultants to assist it in the evaluation of director, chief executive officer and senior executive compensation. The compensation committee also has the sole authority to determine the terms of engagement and the extent of funding necessary for payment of compensation to any consultant retained to advise the compensation committee.

The compensation committee meets at least four (4) times a year. The chairperson determines the agenda (in consultation with the members of the Board and with management) and the frequency and the length of meetings. Any Board member is entitled to include additional subjects on the agenda for each compensation committee meeting, as applicable. In addition, at the first meeting of the compensation committee held following each year's annual meeting of stockholders, the chairperson, in consultation with the other members of the compensation committee, determines a list of items to be addressed by the compensation committee during the coming year. The compensation committee regularly reports to the Board summarizing the committee's actions and any significant issues considered by the committee. The Compensation Discussion and Analysis section above discusses the role of the Company's executive officers and compensation consultants in determining or recommending compensation for the Company's named executive officers. The Compensation Discussion and Analysis section above also discusses additional processes and procedures for consideration and determination of compensation of our named executive officers.

The Board of Directors determines compensation for our non-employee directors based upon recommendations from the compensation committee. The committee reviewed and made recommendations with respect to director compensation at its June 2006 meeting and determined that 2006 director compensation should remain unchanged from 2005 director compensation. The compensation committee intends to work with Mercer Human Resource Consulting LLC during the coming months to review compensation guidelines for our nonemployee directors.

A copy of the compensation committee's charter, which was amended and restated effective as of February 20, 2007, is attached as Appendix B to this Proxy Statement. Additional copies of the charter are available, without charge, upon written request directed to the Company's Chief Legal Officer, Rotech Healthcare Inc., 2600 Technology Drive, Suite 300, Orlando, Florida 32804. The compensation committee charter is also posted on the Company's internet website, *www.rotech.com.*

Compensation Committee Interlocks and Insider Participation

During 2006, the following current directors, Messrs. Kuntz (Chairman), Reimers and Siegel, and former directors, William J. Mercer and Barbara B. Hill, served on the Company's compensation committee. Mr. Mercer and Ms. Hill decided not to stand for reelection to the Board at the 2006 Annual Meeting of Stockholders held on June 30, 2006 and, therefore, did not serve on the compensation committee thereafter. No member of the compensation committee (i) was an officer or employee of the Company or any of its subsidiaries during 2006, (ii) was formerly an officer of the Company or any of its subsidiaries, or (iii) had any relationships requiring disclosure by the Company under the rules of the Securities and Exchange Commission requiring disclosure of certain relationships and related party transactions. None of the Company's executive officers serve, or during 2006 served, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on the Company's Board of Directors or compensation committee.

Compensation Committee Report

The compensation committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

Edward L. Kuntz, Chairman
Arthur J. Reimers
Arthur Siegel

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of the Board of Directors, which is currently comprised of Messrs. Reimers, Bloem and Kuntz, among other things, identifies and recommends individuals to the Board for nomination as members of the Board and its committees, develops and recommends to the Board, and reviews on an ongoing basis, a set of corporate governance principles (the "Corporate Governance Guidelines") and oversees the evaluation of the Board and the Chief Executive Officer. The nominating and corporate governance committee held 2 meetings during fiscal 2006 in person or by conference telephone. The nominating and corporate governance committee acts under a written charter, which more specifically sets forth its responsibilities and duties, as well as requirements for the committee's composition and meetings. A copy of the Company's written charter for the nominating and corporate governance committee is attached as Appendix C to this Proxy Statement. The Board of Directors has determined that each of the current members of the nominating and corporate governance committee is "independent," as that term is defined by the applicable Nasdaq Marketplace Rules, except for Mr. Reimers. For the reasons discussed above under "Audit Committee", the Board of Directors has affirmatively determined that Mr. Reimers' membership on the nominating and corporate governance committee is required by the best interests of the Company and its stockholders. Mr. Reimers currently serves as chairman of the nominating and corporate governance committee. A copy of the Company's Corporate Governance Guidelines is attached as Appendix D to this Proxy Statement. Additional copies of the nominating and corporate governance committee charter and Corporate Governance Guidelines are available, without charge, upon written request directed to the Company's Chief Legal Officer, Rotech Healthcare Inc., 2600 Technology Drive, Suite 300, Orlando, Florida 32804. Both documents are also posted on the Company's internet website, *www.rotech.com.*

As reflected in the charter of the nominating and corporate governance committee, factors considered by the committee in the selection of director nominees are those it may deem appropriate, consistent with the criteria listed in the Company's Corporate Governance Guidelines, and include judgment, character, high ethics and standards, integrity, skills, diversity, independence, experience with businesses and organizations of a comparable size to the Company, the interplay of the candidate's experience with the experience of other Board members and the extent to which the candidate would be a desirable addition to the Board or any of its committees. In addition, in considering nominees for director, the nominating and corporate governance committee will review the qualifications of available candidates that are brought to the attention of the committee by any member of the Board, stockholders and management or identified by the committee through the use of search firms or otherwise.

The nominating and corporate governance committee will consider nominees recommended by stockholders. The policy adopted by the nominating and corporate governance committee provides that nominees recommended by stockholders are given appropriate consideration and will be evaluated in the same manner as other nominees. Stockholders who wish to submit nominees for director for consideration by the nominating and corporate governance committee for election at the Company's 2008 annual meeting of stockholders may do so by submitting in writing such nominee's name, in compliance with the procedures and along with the other information required by the Company's By-laws and Regulation 14A under the Exchange Act (including such nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), to the Secretary of the Company, at Rotech Healthcare Inc., 2600 Technology Drive, Suite 300, Orlando, Florida 32804 within the time frames set forth under the caption "Stockholder Proposals for 2008 Annual Meeting." One of the Company's current directors, Jason B. Mudrick, was suggested as a director nominee and appointed to the Board as a result of a request by Contrarian Capital Management, LLC ("Contrarian"), an investment management firm based in Greenwich, Connecticut. As of April 25, 2007, Contrarian is deemed the beneficial owner of approximately 5,049,536 shares, or 19.8%, of the Company's outstanding common stock and its investment management clients also hold the Company's senior subordinated notes. Investment management clients of Contrarian are also members of the lending syndicate under the Company's payment-in-kind term loan facility.

The nominating and corporate governance committee does not set specific, minimum qualifications that nominees must meet in order for the committee to recommend them to the Board of Directors, but rather believes that each nominee should be evaluated based on his or her individual merits, taking into account the needs of the Company and the composition of the Board of Directors. Members of the nominating and corporate governance committee discuss and evaluate possible candidates in detail prior to recommending them to the Board of Directors.

PROPOSAL 1

ELECTION OF BOARD OF DIRECTORS

The Company's Board of Directors (the "Board") is currently comprised of six (6) members. There is currently one vacancy on the Board. The Board has nominated six (6) director candidates for election at the Annual Meeting. Immediately following the Annual Meeting, there will be one vacancy on the Board. Upon identifying a qualified candidate that is willing to serve as a member of the Company's Board of Directors, the Board intends to appoint such candidate to serve as a member of the Board until the next annual meeting of stockholders.

All nominees identified below are expected to serve if elected, and each of them has consented to being named in this Proxy Statement and to serve if elected. If a nominee is unable or unwilling to serve at the time of the election, the persons named in the form of proxy will have the right to vote according to their judgment for another person instead of such unavailable nominee. All of the director nominees are currently directors of the Company.

Information Regarding Nominees to the Board of Directors

The following table provides information regarding each nominee to the Board of Directors.

Name	Age	Position
Philip L. Carter	58	President, Chief Executive Officer and Director
Arthur J. Reimers	52	Chairman of the Board
James H. Bloem	56	Director
Edward L. Kuntz	62	Director
Jason B. Mudrick	32	Director
Arthur Siegel	69	Director

All directors are elected annually and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified.

Philip L. Carter has been President, Chief Executive Officer and a director of the Company since December 2002. From March 2002 to November 2002, Mr. Carter was self-employed. From May 1998 to February 2002, Mr. Carter was the Chief Executive Officer and a director of Apria Healthcare Group Inc., a publicly traded healthcare company. Prior to joining Apria Healthcare Group Inc., Mr. Carter had served as President and Chief Executive Officer of Mac Frugal's Bargains Close-Outs Inc., a chain of retail discount stores, since 1995.

Arthur J. Reimers, the Chairman of the Board of Directors, has been a director of the Company since March 2002. From 2001 to present, Mr. Reimers has acted as an independent financial consultant and business consultant. Mr. Reimers joined Goldman, Sachs & Co. as an investment banker in 1981 and in 1990 became a partner of the firm. Upon Goldman, Sachs & Co.'s initial public offering in 1998, he became a Managing Director and served in that capacity until his resignation in 2001. From 1996 through 1999, Mr. Reimers served as a co-head of Goldman, Sachs & Co.'s Healthcare Group, Investment Banking Division. Mr. Reimers serves on the Board of Directors of FBR Capital Markets Corporation, a taxable REIT subsidiary of Friedman, Billings, Ramsey Group, Inc. ("FBR"). FBR is a publicly-traded real estate investment trust, that, through its subsidiaries, operates investment banking, institutional brokerage and research and asset management businesses.
Mr. Reimers also serves on the Board of Directors of Bear Naked, Inc., a private food company and The International Justice Mission, a human rights organization. Mr. Reimers also currently serves as a member of the Management Advisory Board of New Mountain Capital, L.L.C., a private equity firm and as a senior advisor to the New Mountain Vantage Fund, a public equity investment fund. Mr. Reimers is currently an assistant adjunct

professor at Miami University and sits on the investment committee of the Miami University Foundation. Mr. Reimers also serves on the board of trustees of the Boys & Girls Club of Greenwich. Mr. Reimers has a Bachelor of Science from Miami University and a Masters of Business Administration from the Harvard Business School.

James H. Bloem has been a director of the Company since October 2005. Since February 2001, Mr. Bloem has served as Senior Vice President, Chief Financial Officer and Treasurer of Humana Inc., a publicly traded health benefits company. Mr. Bloem has extensive experience as a senior financial and operating executive for publicly traded companies as well as a corporate and tax attorney and certified public accountant in private practice. Mr. Bloem has a Bachelor of Arts degree from Calvin College, a Juris Doctor degree from Vanderbilt Law School and a Masters of Business Administration from Harvard Business School.

Edward L. Kuntz has been a director of the Company since March 2002. Mr. Kuntz currently serves as the Executive Chairman of the Board of Directors of Kindred Healthcare, Inc., a long-term health care provider. From 1999 to December 2003, Mr. Kuntz served as the Chairman of the Board and Chief Executive Officer of Kindred. From 1998 to 1999, Mr. Kuntz served in several other capacities at Kindred, including as President, Chief Operating Officer and a director. From 1992 to 1997, Mr. Kuntz was Chairman and Chief Executive Officer of Living Centers of America, Inc., a leading provider of long-term health care services. After leaving Living Centers of America, Inc., he served as an advisor and consultant to a number of health care services and investment companies. Mr. Kuntz has a Masters of Law, a Juris Doctor and a Bachelor of Arts degree from Temple University.

Jason B. Mudrick was appointed by the Board of Directors to serve as a director of the Company effective as of April 17, 2007. Mr. Mudrick was appointed to the Board as a result of a request by Contrarian Capital Management, LLC ("Contrarian"), an investment management firm based in Greenwich, Connecticut. Mr. Mudrick is an employee of Contrarian and acts as the portfolio manager of Contrarian Equity Fund, L.P. and other investment management clients of Contrarian. As of April 25, 2007, Contrarian is deemed the beneficial owner of approximately 5,049,536 shares, or 19.8%, of the Company's outstanding common stock and its investment management clients also hold the Company's senior subordinated notes. Investment management clients of Contrarian are also members of the lending syndicate under the Company's payment-in-kind term loan facility. Prior to joining Contrarian in 2001, Mr. Mudrick was an associate in the Mergers & Acquisitions Investment Banking Group at Merrill Lynch & Co. from 2000 to 2001. Mr. Mudrick is admitted to the New York State Bar. Mr. Mudrick is a member of the Board of Directors of Salton, Inc., a publicly-held designer, marketer and distributor of branded, small appliances, electronics, home decor and personal care products and Safety-Kleen Holdco., Inc., a private company in the industrial waste services industry. Mr. Mudrick also previously served as a member of the Board of Directors of Integrated Alarm Services Group, Inc., a publicly-held alarm monitoring and dealer services company. Mr. Mudrick has an undergraduate degree in political science from the College of the University of Chicago and a juris doctorate from Harvard Law School. If elected, Mr. Mudrick has volunteered to forgo compensation for his services on the Board of Directors.

Arthur Siegel has been a director of the Company since October 2002. He is currently an independent consultant. From October 1997 to August 2001, he was the executive director of the Independence Standards Board, a promulgator of independence standards for auditors. In October 1997, he retired from Price Waterhouse LLP (now PricewaterhouseCoopers LLP) after 37 years, including 25 years as a partner and seven years as vice chairman of accounting and auditing services. Mr. Siegel holds a Masters of Business Administration and a Bachelor of Arts from Columbia University.

Vote Required

The affirmative vote of the holders of a plurality of the combined voting power of all shares of the Company's common stock voted at the Annual Meeting, whether in person or by proxy, is required to elect directors. Each share of common stock has one (1) vote. The enclosed proxy allows you to vote for the election of all of the nominees listed, to withhold authority to vote for one or more of such nominees or to withhold authority to vote for all of such nominees. Proxies cannot be voted for a greater number of persons than the number of nominees named in this proxy statement.

If you do not vote for a nominee, your vote will not count either for or against the nominee. Also, if your broker does not vote on any of the nominees, it will have no effect on the election.

The persons named in the enclosed proxy intend to vote FOR the election of all of the nominees. Each of the nominees currently serves as a director of the Company. Each of the nominees has consented to be nominated. The Company does not foresee that any of the nominees will be unable or unwilling to serve, but if such a situation should arise, your proxy will vote in accordance with his or her best judgment.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE ELECTION OF MESSRS. CARTER, REIMERS, BLOEM, KUNTZ, MUDRICK AND SIEGEL.

PROPOSAL 2

RATIFICATION AND APPROVAL OF AN AMENDMENT TO THE ROTECH HEALTHCARE INC. COMMON STOCK OPTION PLAN AND APPROVAL OF THE PERFORMANCE GOALS

General

The grant of long-term incentives in the form of stock options is an integral part of the Company's compensation program. The Rotech Healthcare Inc. Common Stock Option Plan (the "Option Plan") is intended to advance the interests of the Company and its stockholders by providing officers, directors, employees and important consultants, through the grant of options to purchase shares of common stock, with a larger personal and financial interest in the success of the Company. The Board of Directors also believes that stock options are very valuable in attracting and retaining highly qualified management personnel and in providing additional motivation to management to use their best efforts on behalf of the Company.

Purpose of the Proposal

The Company's stockholders are being asked to (1) approve and ratify an increase to the maximum number of shares reserved for issuance under the Option Plan, (2) approve and ratify an increase to the maximum number of shares that may be made subject to awards under the Option Plan to any individual plan participant in the aggregate in any one calendar year and (3) approve the performance goals under the Option Plan, as amended, for the "performance-based" exception to Section 162(m) of the *Internal Revenue Code of 1986*, as amended ("Section 162(m)").

Effective as of April 17, 2007, the Board of Directors, upon the recommendation of the compensation committee, approved and adopted an amendment to the Option Plan to (1) increase the maximum number of shares reserved for issuance under the Option Plan by 3,000,000 to a total of 7,025,000 and (2) increase the maximum number of shares that may be made subject to awards under the Option Plan to any individual plan participant in the aggregate in any one calendar year by 400,000 to a total of 1,000,000, subject to the approval of the Company's stockholders at the 2007 annual meeting of stockholders.

The purpose of the proposed increase in shares reserved for issuance under the Option Plan is to provide sufficient shares for future option grants to officers, directors, employees and important consultants of the Company. The purpose of the proposed increase in the maximum number of shares that may be made subject to awards under the Option Plan to any individual plan participant in the aggregate in any one calendar year is to provide additional flexibility with respect to option grants under the Option Plan in order to maintain competitive compensation packages. As of April 25, 2007, there were options to purchase an aggregate of 3,535,041 shares of the Company's common stock outstanding under the Option Plan of which, options to purchase 2,267,500 shares had an exercise price of at least $17.00 per share and in certain instances, an exercise price of up to $27.55 per share. Due to declines in our stock price, as of the date of this proxy statement, a significant percentage of these outstanding options are "out-of-the-money" and are substantially less valuable than they were when such options were granted by the Company. As of April 25, 2007, the closing sales price per share of the Company's common stock was $1.59 per share as quoted on NASDAQ. As of April 25, 2007, the Company had 80,687 shares available for grant under the Option Plan. In fiscal 2006, an aggregate of 1,241,875 stock options under the Option Plan were granted to certain employees of the Company, including the Company's Chief Financial Officer, Steven Alsene, who was granted 100,000 of such options. The Board of Directors and compensation committee believe it is prudent to increase the number shares available for future option grants so as to continue to grant options, which is a critical part of long-term compensation. On April 17, 2007, the compensation committee approved the grant of options to the Company's Chief Executive Officer and Chief Operating Officer under the Option Plan, which options were granted out of the proposed increase to the share reserve and are subject to stockholder approval of this Proposal 2. If stockholder approval of this Proposal 2 is not obtained, these option grants will be null and void and otherwise forfeited.

Section 162(m) sets limits on the Company's federal income tax deduction for compensation paid to certain executive officers in excess of $1 million in any one year for each such officer. "Performance-based compensation", which can include stock options, is not subject to this deduction limit if certain conditions are met. One of the conditions is stockholder approval of the material terms of the performance goals under the Option Plan. The Company's stockholders are being asked to approve the material terms of the performance goals under the Option Plan, as amended, so that the Company may maintain its full tax deduction for performance-based compensation.

A copy of the amendment to the Option Plan is attached hereto as Appendix E. The material terms of the performance goals are described in more detail in the description of the Option Plan below.

Description of the Option Plan

The following description of the Option Plan is a summary only and is qualified in its entirety by reference to the full text of the Option Plan and the amendments thereto, which have been previously filed with Securities and Exchange Commission.

General. The Option Plan, including the material terms of the performance goals, was initially approved on March 26, 2002, the effective date of Rotech Medical Corporation's plan of reorganization. The Company currently has reserved 4,025,000 shares of common stock for issuance to employees, officers, non-employee directors and consultants upon exercise of options under the Company's Option Plan.

Eligibility and Administration. Each employee, officer and nonemployee director of, and each consultant to, the Company is eligible to participate in the Option Plan, provided that the compensation committee has the discretion to determine who will receive a grant of options under the Option Plan and become a participant. The Option Plan is administered by the compensation committee. Subject to the provisions of the Option Plan, the compensation committee is authorized to select participants, determine the type and number of options, to interpret and construe the Option Plan and the option agreements, to establish, amend, and rescind any rules and regulations relating to the Option Plan, and to make all other determinations necessary or advisable for the administration of the Option Plan and to carry out its purpose. The determinations of the compensation committee in the administration of the Option Plan are final, conclusive and binding.

Material Terms of the Performance Goals. The material terms of the performance goals under the Option Plan consist of (1) the class of individuals eligible to receive these awards; and (2) the maximum amounts of cash or shares that can be provided during a specified period to any individual for these types of awards under the Option Plan. The eligible class includes officers, directors, employees and consultants of the Company and its subsidiaries selected by the compensation committee. Under the Option Plan as proposed to be amended, a maximum of 1,000,000 shares of the Company's common stock may be made subject to awards under the Option Plan to any individual participant in the aggregate in any one calendar year of the Company.

Type of Options. The Option Plan permits the compensation committee to grant either or both of "incentive stock options" and "nonqualified stock options." Incentive stock options may only be granted to employees. Non-employee directors and consultants may receive "nonqualified stock options."

Exercise Price; Option Term. The exercise price of stock options under the Option Plan must be at least equal to the fair market value of the Company's common stock on the date of grant; however, (1) the compensation committee may grant nonqualified stock options with an exercise price above or below fair market value and (2) the exercise price of any incentive stock option granted to a holder of more than 10% of the outstanding voting shares of the Company will be no less than 110% of the fair market value of the underlying common stock on the date of the grant. The terms of the options, subject to the discretion of the compensation committee, will not exceed ten years from the date of grant or, in the case of incentive stock options issued to a holder of 10% or more of the voting power of all classes of the Company's stock or the stock of any of the Company's parent or subsidiary corporations, no more than five years from the grant date.

Vesting. The Option Plan provides that options will vest (a) 25% on each of the first four anniversaries of the grant date, (b) 100% upon a "change in control" and (c) an additional 25% of the original grant will vest upon the consummation of an initial public offering. Notwithstanding the foregoing, the compensation committee is entitled to determine the vesting schedule with respect to any option granted pursuant to the Option Plan and has the discretion to establish a more accelerated vesting schedule at any time for any Option Plan participant.

Termination of Service. A participant who ceases to be an employee, officer, nonemployee director or consultant for any reason other than death, retirement on or after age 65, or disability has forty-five (45) calendar days from the date of such cessation to exercise any then exercisable options, after which all such options terminate; provided, that the compensation committee may determine that the period of exercise will be any such other longer period in the option agreement. Generally, option agreements entered into by the Company with option plan participants provide for a ninety (90) day period after termination (other than by reason of death, retirement on or after age 65, or disability) in which the option holder may exercise any then exercisable options. The option agreements entered into with Mr. Carter and Mr. Dobbs with respect their initial option grants to purchase 750,000 shares and 400,000 shares of the Company's common stock, respectively, provide each such executive officer with an eighteen (18) month period after termination (other than by reason of death, retirement on or after age 65, or disability) in which to exercise any then exercisable options. If a participant ceases to be an employee, officer, nonemployee director or a consultant due to death, retirement on or after age 65, or disability, all outstanding options held by such participant that are exercisable on such date will remain exercisable for their term.

Amendment; Termination of Option Plan. Subject to certain exceptions, the Board of Directors has the authority to amend the Option Plan at any time. No options will be granted under the Option Plan after March 26, 2012, unless sooner terminated by the Board of Directors.

Federal Tax Consequences.

Nonqualified Options. The issuance of a nonqualified stock option under the Option Plan will not result in any taxable income to the recipient or a tax deduction to the Company at the time of the grant. Generally, a participant to whom a nonqualified stock option has been granted will recognize ordinary income in an amount equal to the excess of the fair market value of shares on the date of exercise over the option price at the time the participant exercises the option and receives shares of common stock. The Company is entitled to a tax deduction corresponding to the amount of income recognized by the participant for the year in which the employee recognizes such income.

Incentive Stock Options. Generally, neither the grant nor exercise of an incentive stock option is a taxable event to the employee, and if the employee does not dispose of the shares of common stock acquired under an incentive stock option prior to the expiration of the requisite holding periods described below, any gain resulting from the sale of such shares is taxed as long-term capital gain. The amount by which the fair market value of the shares at the time of exercise of the incentive stock option exceeds the exercise price is an item includable in the tax base upon which the "alternative minimum tax" may be imposed. Assuming the holding periods are met, the Company is not entitled to any tax deduction with respect to the grant or the exercise of the incentive stock option. The minimum statutory holding periods are two years from the date the incentive stock option is granted and one year from the date the employee receives his shares of common stock pursuant to the exercise. If the shares of common stock are disposed of before the end of either holding period, the employee must recognize as ordinary income the lesser of (i) the difference between the option price and the fair market value of such shares on the date of exercise and (ii) the total amount of gain realized on the sale, and the Company will be entitled to a tax deduction in that amount. The remaining gain, if any, will be taxed to the employee as long- or short-term capital gain depending on how long the employee held the shares.

Limits on Company Deductions. Pursuant to Section 162(m), the annual compensation paid to an individual who, on the last day of the taxable year, was the Chief Executive Officer or among the four other highest compensated executive officers, may not be deductible to the extent that it exceeds $1 million unless the compensation qualifies as "performance-based" under Section 162(m). The Option Plan has been designed to permit the compensation committee to grant awards that qualify as "performance-based" for purposes of satisfying the conditions of Section 162(m).

New Plan Benefits

The amount, if any, of stock options to be awarded to officers, directors, employees and consultants under the Option Plan will be determined in the future discretion of the compensation committee and is not presently determinable. Information regarding option awards to the Company's named executive officers and directors in 2006 and options held by such officers and directors at December 31, 2006 is provided in the 2006 Grants of Plan-Based Awards table, Outstanding Equity Awards at 2006 table and the 2006 Director Compensation table and the footnotes thereto in the "Executive Compensation and Other Information" section of this proxy statement.

On April 17, 2007, the compensation committee approved the grant of options to Mr. Carter (the Company's Chief Executive Officer) and Mr. Dobbs (the Company's Chief Operating Officer) under the Option Plan, which options were granted out of the proposed increase to the share reserve and are subject to stockholder approval of this Proposal 2. The table below shows, as to our named executive officers and the indicated groups, the number of shares of common stock subject to options granted under the Option Plan that are subject to stockholder approval of this Proposal 2, together with the weighted average exercise price payable per share. If stockholder approval of this Proposal 2 is not obtained, the option grants set forth in the table below will be null and void and otherwise forfeited.

Name and Principal Position	Options Granted (Number of Shares)	Weighted Average Exercise Price of Granted Options ($)
Philip L. Carter, President and Chief Executive Officer	750,000(1)	$1.66
Michael R. Dobbs, Chief Operating Officer	400,000(1)	$1.66
Steven P. Alsene, Chief Financial Officer	—	—
Executive officers, as a group	1,150,000(1)	$1.66
Nonemployee Directors, as a group	—	—
All employees, who are not executive officers, as a group	—	—

(1) Subject to certain exceptions, the options granted vest over a period of three years from April 17, 2007 in twelve equal quarterly installments and have an exercise price per share equal to $1.66 which was the closing sales price per share of the Company's common stock on date of grant as quoted on NASDAQ. The stock options will expire on April 17, 2017.

Vote Required

The affirmative vote of the holders of the majority of the combined voting power of the common stock voted at the Annual Meeting, whether in person or by proxy, is required (1) to ratify and approve the amendment to (a) increase the maximum number of shares reserved for issuance under the Option Plan and (b) increase the maximum number of shares that may be made subject to awards under the Option Plan to any individual plan participant in the aggregate in any one calendar year and (2) to approve the material terms of the performance goals so that the Company may maintain its full tax deduction for incentive compensation paid pursuant to the Option Plan for 2007 and after.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE RATIFICATION AND APPROVAL OF THE AMENDMENT TO THE OPTION PLAN AND APPROVAL OF THE PERFORMANCE GOALS.

PROPOSAL 3

RATIFICATION AND APPROVAL OF THE ROTECH HEALTHCARE INC. AMENDED AND RESTATED NONEMPLOYEE DIRECTOR RESTRICTED STOCK AND STOCK OPTION PLAN

General

In August 2004, the Company established the Rotech Healthcare Inc. Nonemployee Director Restricted Stock Plan (the "Nonemployee Director Plan"), which is intended to attract, retain and provide incentives to nonemployee directors of the Company.

Effective as of April 17, 2007, the Board of Directors, upon the recommendation of the compensation committee, approved and adopted an amendment and restatement of the Nonemployee Director Plan, subject to the approval of the Company's stockholders at the 2007 annual meeting of stockholders.

Purpose of the Proposal

The purpose of the proposal is to approve the amended and restated Nonemployee Director Plan. The amendment and restatement of the Nonemployee Director Plan:

- Renames the plan the "Rotech Healthcare Inc. Amended and Restated Restricted Stock and Stock Option Plan."
- Increases the maximum number of shares reserved for issuance under the Nonemployee Director Plan by 100,000 to a total of 300,000.
- Amends the plan to permit discretionary grants of stock options by the compensation committee to our nonemployee directors.

The purpose of the proposed increase in shares reserved for issuance under the Nonemployee Director Plan is to provide sufficient shares for future automatic restricted stock awards and discretionary option awards to nonemployee directors of the Company. As of the date of this proxy statement, 104,000 shares remained available for grant under the Nonemployee Director Plan. The Board of Directors believes it is prudent to increase the number available for future grants so as to continue to grant restricted stock awards and options to its nonemployee directors.

The Nonemployee Director Plan is being amended and restated to permit discretionary grants of stock options by the compensation committee to our nonemployee directors. Due to declines in our stock price, the automatic restricted stock awards contemplated by the Nonemployee Director Plan are substantially less valuable than they were when such award levels were established by the Company. The compensation committee intends to work with Mercer Human Resource Consulting LLC during the coming months to review compensation guidelines for our nonemployee directors. In order to allow the Company to implement new compensation guidelines, and to provide us with maximum flexibility with respect to the compensation of our nonemployee directors, we have amended the Nonemployee Director Plan to permit the award of options to our nonemployee directors, as well as restricted stock awards.

Description of the Amended and Restated Nonemployee Director Plan

The following description of the proposed amended and restated Nonemployee Director Plan is a summary only and is qualified in its entirety by reference to the full text of the plan, which is attached to this proxy statement as Appendix F. References to the "Nonemployee Director Plan" in the following description mean the amended and restated version of the plan unless the context suggests otherwise.

General. The Nonemployee Director Plan, including the material terms of the performance goals, was initially approved on August 1, 2004. If the amended and restated Nonemployee Director Plan is approved by the stockholders pursuant to this Proposal 3, it will become effective on the date of the 2007 annual meeting of stockholders. The Company currently has reserved 200,000 shares of common stock for issuance to nonemployee directors pursuant to awards under the Nonemployee Director Plan. If this Proposal 3 is approved, a total of 300,000 shares will be available for issuance to nonemployee directors pursuant to awards under the Nonemployee Director Plan. As of the date of this proxy statement, 96,000 shares of restricted stock have been issued under the Nonemployee Director Plan.

Eligibility and Administration. Each nonemployee director of the Company is eligible to participate in the Nonemployee Director Plan. Awards of restricted stock under the Nonemployee Director Plan are automatic. The compensation committee has the discretion to determine whether and to what extent our nonemployee directors will receive grants of options under the Nonemployee Director Plan. The Nonemployee Director Plan is administered by the compensation committee. Subject to the provisions of the Nonemployee Director Plan, the compensation committee is authorized to select participants, determine the type and number of options, to interpret and construe the Nonemployee Director Plan and the award agreements, to establish, amend, and rescind any rules and regulations relating to the Nonemployee Director Plan, and to make all other determinations necessary or advisable for the administration of the Nonemployee Director Plan and to carry out its purpose. The determinations of the compensation committee in the administration of the Nonemployee Director Plan are final, conclusive and binding.

Terms of Restricted Stock Awards. Under the terms of the Nonemployee Director Plan, each of the Company's nonemployee directors will receive (i) a restricted stock award of 8,000 shares of the Company's common stock for his or her initial year as a nonemployee director (provided that such nonemployee director's initial term commenced on or after August 1, 2004), (ii) a restricted stock award for 4,000 shares of the Company's common stock for each year during which he or she continues to serve as a nonemployee director and (iii) in the event that the Chairman of the Board of Directors is a nonemployee director, in lieu of any other restricted stock award to be granted under the plan, the Chairman will receive a restricted stock award for 12,000 shares of common stock for each year he or she serves in such capacity. Restricted stock awards will vest on the earlier of (i) the one year anniversary of the date of grant or (ii) the date of the next annual meeting of stockholders at which directors are elected following the date of grant. Restricted stock awards will vest in full in the event of a nonemployee director's death or total and permanent disability or resignation for any reason more than 6 months following the date of grant. If a nonemployee director is removed or is not renominated for election for cause, fails to be reelected by the Company's stockholders or resigns prior to the six-month anniversary of the date of grant, all unvested shares of restricted stock held by such nonemployee director will automatically be forfeited.

Terms of Options. Only "nonqualified stock options" may be granted under the Nonemployee Director Plan. The exercise price of stock options under the Nonemployee Director Plan must be at least equal to the fair market value of the Company's common stock on the date of grant. The terms of the options, subject to the discretion of the compensation committee, will not exceed ten years from the date of grant. The Nonemployee Director Plan provides that the compensation committee is entitled to determine the vesting schedule with respect to any option granted pursuant to the Nonemployee Director Plan. The compensation committee will determine the period following an option recipient's termination of service within which his or her vested options must be exercised.

Amendment; Termination of Nonemployee Director Plan. Subject to certain exceptions, the Board of Directors has the authority to amend the Nonemployee Director Plan at any time and in its discretion may terminate the Nonemployee Director Plan at any time with respect to any shares for which options or restricted stock awards have not theretofore been granted.

Federal Tax Consequences.

Restricted Stock. A nonemployee director to whom unvested shares are issued generally will not recognize taxable income upon such issuance and we generally will not then be entitled to a deduction unless an election is made by the nonemployee director under Section 83(b) of the Code. However, when the restrictions on the shares of stock lapse (the six month anniversary of the date of grant, in the case of the automatic restricted stock grants under the Nonemployee Director Plan), such that the shares are no longer subject to a substantial risk of forfeiture, the nonemployee director generally will recognize ordinary income and we generally will be entitled to a deduction for an amount equal to the excess of the fair market value of the shares at the date such restrictions lapse over the purchase price. If a timely election is made under Section 83(b) with respect to unvested stock, the nonemployee director generally will recognize ordinary income on the date of the issuance equal to the excess, if any, of the fair market value of the shares at that date over the purchase price therefore, and we will be entitled to a deduction for the same amount. A nonemployee director who receives stock in lieu of a cash payment that would otherwise have been made will generally be taxed as if the cash payment has been received, and we generally will be entitled to a deduction for the same amount.

Nonqualified Options. The issuance of a nonqualified stock option under the Nonemployee Director Plan will not result in any taxable income to the recipient or a tax deduction to the Company at the time of the grant. Generally, a nonemployee director to whom a nonqualified stock option has been granted will recognize ordinary income in an amount equal to the excess of the fair market value of shares on the date of exercise over the option price at the time the nonemployee director exercises the option and receives shares of common stock. The Company is entitled to a tax deduction corresponding to the amount of income recognized by the nonemployee director for the year in which the employee recognizes such income.

New Plan Benefits

The amount, if any, of stock options to be awarded to our nonemployee directors under the Nonemployee Director Plan will be determined in the future discretion of the compensation committee and is not presently determinable. Information regarding restricted stock awards to the Company's directors in 2006 and stock awards and options held by such directors at December 31, 2006 is provided in the 2006 Director Compensation table and the footnotes thereto in the "Executive Compensation and Other Information" section of this proxy statement.

Other than Mr. Mudrick, who has volunteered to forgo any compensation for serving on the Board of Directors, each of the nonemployee members of the Board of Directors (not serving as Chairman of the Board), namely Mr. Bloem, Mr. Kuntz and Mr. Siegel will, upon his re-election to the Board at the 2007 annual meeting of stockholders, receive a restricted stock award of 4,000 shares of the Company's common stock under the Nonemployee Director Plan's automatic grant provisions. If re-elected at the 2007 annual meeting of stockholders, Mr. Reimers, in his capacity as Chairman of the Board of Directors, in lieu of any other restricted stock award to be granted under the Nonemployee Director Plan, will receive a restricted stock award for 12,000 shares of the Company's common stock on such date of re-election.

Vote Required

The affirmative vote of the holders of the majority of the combined voting power of the common stock voted at the Annual Meeting, whether in person or by proxy, is required to ratify and approve the proposed Rotech Healthcare Inc. Amended and Restated Nonemployee Director Restricted Stock and Stock Option Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE RATIFICATION AND APPROVAL OF THE ROTECH HEALTHCARE INC. AMENDED AND RESTATED NONEMPLOYEE DIRECTOR RESTRICTED STOCK AND STOCK OPTION PLAN.

PROPOSAL 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors has selected Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007. The audit committee and the Board of Directors have determined that the selection of Deloitte & Touche LLP should be submitted to the Company's stockholders for ratification. A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting and will have an opportunity to make a statement and to respond to appropriate questions.

Principal Accountant Fees and Services

Principal Accountant Fees

The aggregate fees paid for professional services rendered by Deloitte & Touche LLP and its affiliates (collectively, the "Deloitte Entities"), the Company's principal accountant, for the audit of the Company's annual consolidated financial statements for the years ended December 31, 2006 and December 31, 2005 were approximately $1,016,650 and $1,231,000, respectively.

The following table sets forth fees paid to the Deloitte Entities with respect to services provided for fiscal years 2006 and 2005 (dollars in thousands):

Fee Category	Fiscal Year 2006	% of Total	Fiscal Year 2005	% of Total
Audit Fees(1)	$1,017	66%	$1,231	58%
Audit-Related Fees(2)	$ 472	31%	$ 732	35%
Tax Fees(3)	$ 44	3%	$ 137	7%
All Other Fees(4)	$ —	—	$ 6	0%
Total Fees	$1,533	100%	$2,106	100%

(1) Audit Fees are fees for professional services performed for the audit of the Company's annual financial statements and review of quarterly financial statements included in the Company's 10-Q filings, and services that are normally provided in connection with statutory and regulatory filings or engagements. Audit fees for 2005 include fees incurred in connection with the Company's restatement of its annual financial statements for the year ended December 31, 2004.

(2) Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit and review of the Company's financial statements. This category consists primarily of employee benefit and compensation plan audits, consulting on financial accounting/reporting standards and fees for testing internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Fees relating to the Company's testing of internal controls were $450 and $682 in 2006 and 2005, respectively.

(3) Tax Fees are fees for professional services performed with respect to tax compliance, tax advice and tax planning. The Company paid the Deloitte Entities an aggregate amount of $44 for Tax Fees during the year ended December 31, 2006, $29 of which was for tax compliance and $15 of which was for tax consultation and planning. The Company paid the Deloitte Entities an aggregate amount of $137 for Tax Fees during the year ended December 31, 2005, $24 of which was for tax compliance and $113 of which was for tax consultation and planning.

(4) All Other Fees are fees for other permissible work that does not meet the above category descriptions and consisted primarily of internal audit strategic assessment fees and subscription based accounting research tools.

Independence

The audit committee has reviewed and discussed the fees paid to the Deloitte Entities during the last fiscal year for audit and non-audit services and believes that the provision of the non-audit services is compatible with the auditor's independence.

Pre-approval Policy

The Company's audit committee has policies and procedures that require the pre-approval by the audit committee of each service performed by the Company's independent registered public accounting firm. During the course of the year, the audit committee will review, evaluate and approve proposed services, including the nature, type and scope of services contemplated and the related fees, to be rendered by the Company's accountants. As applicable, the authority to grant pre-approvals may be delegated to one or more of the members of the audit committee. However, any decision made by these members must be presented to the full audit committee at a future audit committee meeting.

All of the fees and services provided as noted in the table above were authorized and approved by the audit committee in compliance with the pre-approval policies and procedures described herein.

Vote Required

The affirmative vote of the holders of the majority of the combined voting power of the common stock voted at the Annual Meeting, whether in person or by proxy, is required to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2007 fiscal year.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors knows of no other matters which will be acted upon at the Annual Meeting. If any other matters are presented for action at the Annual Meeting or at any adjournment thereof, it is intended that the proxies will be voted with respect thereto in accordance with the best judgment and in the discretion of the proxy holders.

STOCKHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

Stockholders who, in accordance with Rule 14a-8 under the Exchange Act, wish to present proposals for inclusion in the proxy materials to be distributed by the Company in connection with the Company's 2008 annual meeting must submit their proposals to the Company's Secretary at the principal executive offices of the Company no later than January 1, 2008. However, if the date of the 2008 annual meeting of stockholders is changed by more than 30 days from the date of this year's Annual Meeting (June 29th) then the deadline for submission of stockholder proposals would be a reasonable time before the Company begins to print and mail its proxy materials for the 2008 annual meeting of stockholders. Upon determination by the Company that the date of the 2008 annual meeting will be advanced or delayed by more than 30 days from the date of this year's Annual Meeting, the Company will disclose such change in the earliest possible Quarterly Report on Form 10-Q or other applicable Exchange Act report filed with the Securities and Exchange Commission.

Stockholder proposals that are not made under Rule 14a-8, including director nominations, must comply with the Company's By-laws, under which, such proposals must be delivered to the Company's Secretary at the principal executive offices of the Company no earlier than the close of business on March 31, 2008 and no later than the close of business on April 30, 2008 to be considered timely, provided, however, in the event that the date of the 2008 annual meeting is more than thirty (30) days before or more than sixty (60) days after June 29, 2008, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to the 2008 annual meeting and not later than the close of business on the later of the 60th day prior to the 2008 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company.

ANNUAL REPORT

The Company's Annual Report to Stockholders for 2006, containing audited financial statements for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 accompanies this Proxy Statement. Upon written request, the Company will send to stockholders of record, without charge, additional copies of its Annual Report on Form 10-K (including amendments thereto) for the fiscal year ended December 31, 2006 (without exhibits) and additional copies of this Proxy Statement, each of which the Company has filed with the Securities and Exchange Commission. In addition, upon written request and payment of a fee equal to the Company's reasonable expenses, the Company will send to stockholders of record, copies of any exhibit to the Company's Form 10-K for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission. All written requests should be directed to the Secretary of the Company at the address of the Company set forth on the first page of this Proxy Statement.

By Order of the Board of Directors,



Philip L. Carter
President and Chief Executive Officer

Orlando, Florida
April 30, 2007

**IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.
THEREFORE, STOCKHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE.**

PLEASE VOTE—YOUR VOTE IS IMPORTANT.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix A

ROTECH HEALTHCARE INC.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. PURPOSE

The primary function of the Audit Committee of Rotech Healthcare Inc. (the "*Corporation*") is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: (a) the financial reports and other financial information provided by the Corporation to any governmental body or the public; (b) the Corporation's systems of internal controls regarding finance, accounting and compliance with legal and regulatory requirements; (c) the independent auditors' qualifications and independence; (d) the performance of the Corporation's internal audit function and independent auditors; and (e) the Corporation's auditing, accounting and financial reporting process generally (including oversight of the audits of the financial statements of the Corporation). It is also the Audit Committee's responsibility to prepare the Audit Committee report that Securities and Exchange Commission rules require to be included in the Corporation's annual proxy statement. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. In discharging its responsibilities, the Audit Committee will:

- Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.
- Review and appraise the audit efforts of the Corporation's independent auditors and internal auditing department.
- Provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department, and the Board of Directors.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

Although the Audit Committee has the powers and responsibilities set forth in this Charter, the role of the Audit Committee is oversight. The members of the Audit Committee are not full-time employees of the Corporation and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Audit Committee to conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditors.

II. COMMITTEE MEMBERSHIP AND REMOVAL

The Audit Committee shall consist of three or more directors (as determined by the Board of Directors), each of whom shall satisfy the independence, financial literacy and experience requirements established by the Securities and Exchange Commission, The Nasdaq Stock Market, Inc. Marketplace Rules and any other applicable regulatory requirements (subject to any applicable exceptions to such requirements). Additionally, at least one member of the Audit Committee shall in the judgment of the Board be an "audit committee financial expert" as such term is defined by the Securities and Exchange Commission, and at least one member (who may also serve as the audit committee financial expert) shall in the judgment of the Board meet the financial sophistication standard as defined by the requirements of the Nasdaq Stock Market, Inc. Each member of the Audit Committee must be able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. No member of the Audit Committee shall have participated in the preparation of the financial statements of the Corporation (or any current subsidiary) at any time during the past three years.

The members of the Audit Committee shall be appointed by the Board. Candidates to fill subsequent vacancies in the Committee shall be recommended by the Nominating and Corporate Governance Committee and appointed by the Board. Members of the Audit Committee shall serve at the pleasure of the Board and for such term or terms as the Board may determine. The entire Audit Committee or any individual Audit Committee member may be removed from office with or without cause by the affirmative vote of a majority of the Board. Any Audit Committee member may resign effective upon giving written notice to the Chairman of the Board (unless the notice specifies a later time for the effectiveness of such resignation).

Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

III. COMMITTEE STRUCTURE AND OPERATIONS

Unless a Chair is designated by a majority vote of the full Board, the members of the Audit Committee may designate one member of the Committee to serve as Committee Chair by a majority vote of the full Committee. The Chair of the Audit Committee will, among other things, preside at each meeting of the Audit Committee and, in consultation with the other members of the Audit Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. The Audit Committee shall meet at least four times annually on a quarterly basis, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its Chair. As part of its job to foster open communication, the Audit Committee will meet periodically with management, the head of the internal audit function, the chief legal officer and the independent auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately. In addition, the Audit Committee or at least its Chair should meet with the independent auditors and management quarterly to review the Corporation's financial statements before they are announced publicly.

IV. RESPONSIBILITIES AND DUTIES

As the independent auditors are accountable to the Audit Committee, the Audit Committee shall have the sole authority and responsibility to retain, evaluate and, where appropriate, terminate the independent auditors (or to nominate the independent auditors for stockholder approval) and shall approve all audit engagement fees and terms and all non-audit engagements with the independent auditors. The Audit Committee shall consult with management but shall not delegate these responsibilities.

To fulfill its responsibilities and duties the Audit Committee shall:

General Review of Documents/Reports

1. Review and update this Charter periodically, at least annually, as conditions dictate.

2. Review the organization's annual financial statements and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditors.

Independent Auditors

3. Be directly responsible for the appointment, retention, compensation and oversight of the work of the independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services or any related work for the Corporation. The independent auditors must report directly to the Audit Committee.

4. Have the sole authority to review in advance, and grant any appropriate pre-approvals, of (a) all audit services to be provided by the independent auditors and (b) all permitted non-audit services to be provided by the independent auditors and, in connection therewith, to approve all fees and other terms of engagement.

5. Review and approve disclosures regarding non-audit services required to be included in Securities and Exchange Commission periodic reports filed under Section 13(a) of the Securities Exchange Act of 1934.

6. Ensure that the independent auditors submit to the Audit Committee on an annual basis the written disclosures and letter from the independent auditors (including a written statement delineating all relationships between the auditor and the Corporation) required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, discuss with the independent auditors any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and satisfy itself as to the independent auditors' independence and whether the provision of permitted non-audit services is compatible with maintaining the auditor's independence. The Audit Committee is also responsible for taking, or recommending that the full board take, appropriate action to oversee the independence of the independent auditors.

7. Obtain and review a report, at a minimum, on an annual basis, from the independent auditors describing (a) the independent auditors' internal quality control procedures and (b) any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues.

8. Confirm that there is proper audit partner rotation (i.e., the lead audit partner and the audit partner responsible for reviewing the audit has not performed audit services for the Corporation for more than each of the four previous fiscal years).

9. Review all reports that the federal securities laws or generally accepted auditing standards require the independent auditors to submit to the Audit Committee, including (i) the report of the independent auditors on critical accounting policies, (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and (iii) any material written communications between the independent auditors and management.

10. Evaluate the qualifications and performance of the independent auditor, including considering whether the auditor's quality controls are adequate, taking into account the opinions of management and internal auditors. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board. Review, based upon the recommendation of the independent auditors and the chief internal auditor, the scope and plan of the work to be done by the independent auditors.

11. Obtain from the independent auditor assurance that Section 10A(b) of the Securities Exchange Act of 1934 regarding illegal acts has not been implicated.

Annual Financial Statements

12. Review and discuss with management, the internal audit group and the independent auditors the Corporation's annual audited financial statements, including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

13. Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

14. Recommend to the Board, if appropriate, that the Corporation's annual audited financial statements be included in the Corporation's annual report on Form 10-K for filing with the Securities and Exchange Commission or otherwise disclosed to the Corporation's stockholders and other stakeholders.

15. Prepare the report required by the Securities and Exchange Commission to be included in the Corporation's annual proxy statement, if applicable, and any other reports of the Audit Committee required by applicable securities laws or stock exchange listing requirements or rules.

Quarterly Financial Statements

16. Review with financial management and the independent auditors each quarterly report on Form 10-Q prior to its filing.

17. Review and discuss with management, the internal audit group and the independent auditors, the Corporation's quarterly financial statements, including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the independent auditors' review of the quarterly financial statements, prior to submission to stockholders, any governmental body, any stock exchange or the public.

Financial Reporting Processes and Periodic Reviews

18. In consultation with the independent auditors, the internal auditors and management, review the integrity of the organization's financial reporting processes, both internal and external.

19. Discuss with the independent auditors, without management being present, (a) their judgments about the quality and appropriateness of the Corporation's accounting principles and policies and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Corporation's financial statements.

20. Consider and approve, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent auditors or management. Review with the independent auditors, management and the internal audit group, at appropriate intervals, the extent to which any changes or improvements in accounting or financial practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.)

21. Periodically review and discuss with management, the internal audit group, the independent auditors and the Corporation's in-house and independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Corporation's financial statements, including applicable changes in accounting standards or rules.

Discussions with Management

22. Review and discuss with management the Corporation's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. At least one member of the Audit Committee should review the Corporation's earnings press releases before they are released to the public.

23. Review and discuss with management all material off balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Corporation with unconsolidated entities or other persons that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

24. Review and discuss with management the Corporation's major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Corporation's risk assessment and risk management guidelines and policies.

The Internal Audit Function and Internal Controls

25. Review the performance of the internal audit group annually and review, based upon the recommendation of the independent auditors and the chief internal auditor, the scope and plan of the work to be done by the internal audit group. Review any significant reports to management prepared by the internal audit group and management's responses.

26. Review and approve the appointment and replacement of the Corporation's chief internal auditor.

27. In consultation with the independent auditors and the internal audit group, review the adequacy of the Corporation's internal control structure and procedures designed to ensure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the internal audit group. Review and discuss any special steps adopted in light of material internal control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting.

28. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

29. Prior to filing the Form 10-K, review (a) the internal control report prepared by management, including management's assessment of the effectiveness of the Corporation's internal control structure and procedures for financial reporting and (b) the independent auditors' attestation and report on the assessment made by management.

30. Review disclosures made to the Audit Committee by the Corporation's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation's internal controls.

Process Improvement

31. Establish regular and separate systems of reporting to the Audit Committee by the chief legal officer, each member of management, the independent auditors and the internal auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

32. Following completion of the annual audit, review separately with each of management, the independent auditors and the internal audit group (a) any significant disagreements between management and the independent auditors or the internal audit group in connection with the preparation of the financial statements, (b) any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management's response to each of (a) and (b).

33. Review all proposed related-party transactions in accordance with the Corporation's policies and procedures. Approve or ratify, as appropriate, related-party transactions in accordance with the Corporation's policies and procedures. Review and update, as necessary, the Corporation's policies and procedures for the review, approval and ratification of related-party transactions.

34. Set clear hiring policies regarding the Corporation's hiring of employees or former employees of the independent auditors who were engaged on the Corporation's account.

35. Report regularly to the Board, after each Audit Committee meeting and review, on an annual basis, its own performance and the adequacy of this charter as required under "Performance Evaluation" below.

36. Establish, review and update periodically the Corporation's Code of Ethics for Directors, Senior Executive, Financial and Accounting Officers and the Policy Statement on Business Ethics and Conflicts of Interests (collectively, the "*Codes of Ethics*") and ensure that management has established a system to enforce the Codes of Ethics. Discuss with management compliance matters related to the Codes of Ethics.

37. Perform any other activities consistent with this Charter, the Corporation's By-laws and governing law, as the Audit Committee or the Board deems necessary or appropriate.

V. DELEGATION TO SUBCOMMITTEE

The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of the audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting.

VI. PERFORMANCE EVALUATION

The Audit Committee shall produce and provide to the Board an annual performance evaluation of the Audit Committee, which evaluation shall compare the performance of the Audit Committee with the requirements of this charter. The performance evaluation shall also recommend to the Board any improvements to the Audit Committee's charter deemed necessary or desirable by the Committee. The performance evaluation by the Audit Committee shall be conducted in such manner as the Audit Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Audit Committee or any other individual designated by the Audit Committee to make this report.

VII. RESOURCES AND AUTHORITY OF THE COMMITTEE

The Audit Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Audit Committee and as it determines is otherwise necessary to carry out its duties. The Audit Committee may request any officer or employee of the Corporation or the Corporation's outside counsel or independent auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Corporation shall provide appropriate funding, as determined by the Audit Committee, for the payment of (i) compensation to the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services or any related work for the Corporation, (ii) compensation to any independent legal, accounting and other consultants retained to advise the Audit Committee and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Last revised: February 20, 2007

Appendix B

ROTECH HEALTHCARE INC.

CHARTER OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

I. Purpose of Committee

The primary objective of the Compensation Committee (the "*Committee*") of the Board of Directors (the "*Board*") of Rotech Healthcare Inc. (the "*Company*") is to (a) discharge the Board's responsibilities relating to compensation of the Company's executives and directors, (b) establish, approve and evaluate executive and director compensation plans, policies, and programs and (c) review and discuss with management the Compensation Discussion and Analysis and produce the Compensation Committee report required by the Securities and Exchange Commission ("*SEC*") to be included, as applicable, in the Company's annual report on Form 10-K or proxy statement in accordance with the applicable rules and regulations of the SEC and any other regulatory requirements. For the purpose of this charter, compensation shall include:

- annual base salary;
- annual incentive opportunity;
- stock option or other equity compensation plans;
- long-term incentive opportunity;
- deferred compensation plans;
- the terms of employment agreements, severance arrangements, and change in control agreements, in each case as, when and if appropriate;
- any special or supplemental benefits; and
- any other payments that are deemed compensation under applicable SEC rules.

The Committee shall have overall responsibility with respect to the design, approval, and evaluation of the executive and director compensation plans, policies, and programs of the Company and its subsidiaries. The Committee shall be responsible for determining the Company's policy with respect to the application of Section 162(m) of the Internal Revenue Code of 1986, as amended, and when compensation may be paid by the Company which is not deductible for Federal income tax purposes. The Committee shall also be responsible for ensuring that any compensation paid by the Company to executives is not considered an impermissible personal loan by Section 402 of the Sarbanes-Oxley Act.

The Committee should develop a compensation policy that creates a direct relationship between pay levels, corporate performance, the Company's compliance with all applicable laws and regulations, the provision of quality services to the Company's customers and returns to shareholders, and vigilantly monitor the results of such policy to assure that the compensation payable to the Company's executives provides overall competitive pay levels, creates proper incentives to enhance shareholder value, rewards superior performance, and is justified by the returns available to shareholders.

The Committee shall have the authority to delegate responsibility for the day-to-day management of executive compensation to the officers of the Company.

II. Committee Membership and Removal

The Committee shall be composed solely of three or more directors (as determined by the Board of Directors), each of whom shall satisfy the independence requirements established by the SEC, The Nasdaq Stock

Market, Inc. Marketplace Rules and any other applicable regulatory requirements (subject to any applicable exceptions to such requirements). In addition, a person may serve on the Committee only if the Board determines that he or she (i) is a "Non-employee Director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and (ii) satisfies the requirements for an "outside director" for purposes of Section 162(m) of the Internal Revenue Code.

The members of the Committee shall be appointed by the Board. Candidates to fill subsequent vacancies in the Committee shall be recommended by the Nominating and Corporate Governance Committee and appointed by the Board. The Board will look favorably upon those candidates with experience in matters relating to executive compensation. Members of the Committee shall serve at the pleasure of the Board and for such term or terms as the Board may determine. The entire Committee or any individual Committee member may be removed from office with or without cause by the affirmative vote of a majority of the Board. Any Committee member may resign effective upon giving written notice to the Chairman of the Board (unless the notice specifies a later time for the effectiveness of such resignation).

III. Committee Structure and Operations

The Committee shall meet at least four (4) times a year, with further meetings to occur or actions to be taken by unanimous written consent when deemed necessary or desirable by the Committee or its chairperson. Unless a chairperson is designated by a majority vote of the full Board, the members of the Committee may designate one member of the Committee to serve as Committee chairperson by a majority vote of the full Committee. The chairperson shall determine the agenda (in consultation with the members of the Board and with management), the frequency and the length of meetings. In addition, any Board member shall be entitled to include additional subjects on the agenda for each Committee meeting, as applicable. Such chairperson shall establish such other rules as may from time to time be necessary and proper for the conduct of business of the Committee. In the event of a tie vote on any issue, the chairperson's vote shall decide the issue.

In addition, at the first meeting of the Committee held following each year's annual meeting of shareholders, the chair, in consultation with the other members of the Committee, shall determine the list of items to be addressed by the Committee during the coming year. The chair will ensure that the aforementioned list is circulated to each member of the Committee as well as each of the other directors no later than five business days after the first meeting of the Committee held following the annual meeting of shareholders.

The Committee may invite members of management and other persons to its meetings as it may deem desirable or appropriate. The Committee shall report regularly (not less than once per year) to the Board summarizing the Committee's actions and any significant issues considered by the Committee.

IV. Committee Duties and Responsibilities

In carrying out its responsibilities, the Committee shall establish and maintain flexible policies and procedures, in order to best react to changing conditions and to ensure to the directors and shareholders that the design, approval, and evaluation of the executive and director compensation plans, policies, and programs of the Company are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities, the Compensation Committee shall:

- Review and discuss with management and assist in the preparation of the Compensation Discussion and Analysis required by relevant SEC rules.
- Recommend to the Board, if appropriate, that the Compensation Discussion and Analysis be included, as applicable, in the Company's annual report on Form 10-K, proxy statement on Schedule 14A or information statement on Schedule 14C, when required.
- Prepare the report required by the SEC to be included, as applicable, in the Company's annual report on Form 10-K, proxy statement on Schedule 14A or information statement on Schedule 14C, when required.

- Make decisions for or recommendations to the Board with respect to the compensation of all directors, officers and other key executives.
- Establish, approve and evaluate compensation plans, policies, and programs for director's service on the Board and its committees.
- Establish, approve, evaluate and make recommendations to the Board regarding the Company's compensation plans, policies and programs, including the Company's incentive compensation plans and equity-based plans. The Committee shall have and shall exercise all the authority of the Board with respect to the administration of such plans, policies and programs.
- Review and approve on an annual basis, corporate goals and objectives relevant to Chief Executive Officer ("*CEO*") compensation, evaluate the CEO's performance in light of whether the goals and objectives have been achieved and set the CEO's compensation levels based on this evaluation. The Committee will also consider the Company's performance, shareholder returns, the value of similar incentive awards to chief executive officers at comparable companies, awards given to the CEO in past years, the Company's compliance with all applicable laws and regulations, the provision of quality services to the Company's customers and any other factors the Committee deems relevant to determine the long-term incentive compensation of the CEO.
- Review and approve, at least annually, for each and any executive officer and other key executives of the Company:
  - (i) the annual base salary level;
  - (ii) the annual incentive opportunity level;
  - (iii) the long-term incentive opportunity level;
  - (iv) employment agreements, severance arrangements and change in control provisions/agreements, in each case as, when, and if appropriate;
  - (v) any bonus; and
  - (vi) any special or supplemental benefits.
- Review and reassess the adequacy of this charter annually and recommend to the Board any changes deemed appropriate by the Committee.
- Review its own performance at least annually as required under "Performance Evaluation" below.
- Report regularly to the Board at least four times per year.
- Perform any other activities consistent with this Charter, the Company's by-laws and governing law, as the Nominating and Corporate Governance Committee or the Board deems necessary or appropriate.

V. Delegation to Subcommittee

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

VI. Performance Evaluation

The Committee shall produce and provide to the Board an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter. The performance evaluation shall also recommend to the Board any improvements to the Committee's charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Committee or any other individual designated by the Committee to make this report.

VII. Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities. The Committee shall have the sole authority to retain or terminate compensation consultants to assist the Committee in the evaluation of director, CEO or senior executive compensation. The Committee shall also have the sole authority to determine the terms of engagement and the extent of funding necessary for payment of compensation to any consultant retained to advise the Committee.

Last revised: February 20, 2007

Appendix C

ROTECH HEALTHCARE INC.

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

I. Purposes of Committee

The purposes of the Nominating and Corporate Governance Committee (the "*Committee*") of the Board of Directors (the "*Board*") of Rotech Healthcare Inc. (the "*Company*") are to (i) identify and recommend individuals to the Board for nomination as members of the Board and its committees (including this Committee), (ii) develop and recommend to the Board, and review on an ongoing basis, a set of corporate governance principles applicable to the Company (the "*Corporate Governance Guidelines*") and (iii) oversee the evaluation of the performance of the Board and management, including the Company's Chief Executive Officer.

II. Committee Membership and Removal

The Committee shall consist solely of three or more independent directors ("*Independent Directors*") (as determined by the Board of Directors), each of whom shall satisfy the independence requirements established by the Securities and Exchange Commission, The Nasdaq Stock Market, Inc. ("Nasdaq") Marketplace Rules and any other applicable regulatory requirements (subject to any applicable exceptions to such requirements).

The members of the Committee shall be appointed by the Board. Candidates to fill subsequent vacancies in the Committee shall be recommended by the Committee as set forth below and appointed by the Board. Members shall serve at the pleasure of the Board and for such term or terms as the Board may determine.

The entire Committee or any individual Committee member may be removed from office with or without cause by the affirmative vote of a majority of the Board. Any Committee member may resign effective upon giving written notice to the Chairman of the Board (unless the notice specifies a later time for the effectiveness of such resignation).

III. Committee Structure and Operations

The Board shall designate one member of the Committee to serve as Committee chairperson by a majority vote of the full Board. The chairperson shall determine the agenda (in consultation with the members of the Board and with management), the frequency and the length of meetings. In addition, any Board member shall be entitled to include additional subjects on the agenda for each Committee meeting, as applicable. Such chairperson shall establish such other rules as may from time to time be necessary and proper for the conduct of business of the Committee. In the event of a tie vote on any issue, the chairperson's vote shall decide the issue. The Committee shall meet in person or telephonically at least twice a year at a time and place determined by the Committee chairperson, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson.

The Committee may invite members of management and other persons to its meetings as it may deem desirable or appropriate. The Committee shall report regularly (not less than once per year) to the Board summarizing the Committee's actions and any significant issues considered by the Committee.

IV. Committee Duties and Responsibilities

The duties and responsibilities of the Committee include the following:

1. To make recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size and/or composition of the Board or any committee thereof.

2. To identify individuals believed to be qualified to become Board members (including conducting the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates), to recommend to the Board the nominees to stand for election as directors at the annual meeting of stockholders or, if applicable, at a special meeting of stockholders, and in each case to provide to the Board the Committee's assessment whether such individual would be considered independent. In the case of a vacancy in the office of a director (including a vacancy created by an increase in the size of the Board), the Committee shall recommend to the Board an individual to fill such vacancy. In recommending candidates for Board membership, the Committee shall take into consideration the criteria set forth in the Corporate Governance Guidelines, which include judgment, character, high ethics and standards, integrity, skills, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. As necessary, the Committee will establish additional criteria for the selection of new directors to serve on the Board. The Corporate Governance Guidelines shall set forth the nomination process with respect to Board membership. The Committee will consider nominations submitted by stockholders so long as such nominations are made in accordance with the procedures set forth in the Company's by-laws and the Corporate Governance Guidelines. The Committee will also consider candidates proposed by management and any member of the Board.

3. To develop and recommend to the Board standards to be applied in making determinations as to the absence of material relationships between the Company and a director or member of senior management, as well as making the initial assessment as to whether a director is otherwise independent under the Nasdaq Marketplace Rules. The Committee will also recommend to the Board any modifications to these standards that the Committee deems desirable, and provide to the Board the Committee's assessment of which directors should be deemed independent under any recommended modifications of the standards.

4. To review the structure of the Board's committees and to recommend to the Board for its approval directors to serve as members of each committee, and where appropriate, make recommendations regarding the removal of any member of any committee. To identify, as needed, Board members qualified to fill vacancies on any committee of the Board (including this Committee) and to recommend that the Board appoint the identified member or members to the respective committee. In recommending a candidate for committee membership, the Committee shall take into consideration the factors set forth in the charter of that committee, if any, as well as any other factors it deems appropriate, including, without limitation, the consistency of the candidate's experience with the goals of the committee and the interplay of the candidate's experience with the experience of other committee members.

5. Establish procedures for the Committee to exercise oversight of the evaluation of management and the Board. The Committee shall report to the Board following the end of each fiscal year with an evaluation of the Board's performance of its duties and responsibilities during the preceding fiscal year with the objective of improving the effectiveness of the Board. The performance evaluation shall be conducted in such manner as the Committee deems appropriate.

6. To annually conduct an evaluation of the performance of the Chief Executive Officer and, through its chairperson, to communicate this evaluation to the Chief Executive Officer and the chairperson of the Compensation Committee. The performance evaluation shall be conducted in such manner as the Committee deems appropriate.

7. Make recommendations to the Board with respect to potential successors to the Chief Executive Officer and, with the participation of the Chief Executive Officer, develop and recommend to the Board management succession and career development plans with respect to the Company's senior management including, the President, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Chief Information Officer and any other officer that the Board deems necessary or appropriate. The Committee should review and concur in the management succession plan at least once a year.

8. Develop and recommend to the Board a set of Corporate Governance Guidelines applicable to the Company, and to review the Corporate Governance Guidelines at least once a year.

9. Review a director's continuation on the Board in the event that (i) a director's principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board, (ii) a director becomes involved in a current or potential conflict of interest or (iii) a director becomes unable to spend the time required to carry out his or her responsibilities as a director or becomes disabled and recommend to the Board whether, under the circumstances, such director should continue to serve on the Board.

10. Prepare and issue the evaluation required under "Performance Evaluation" below.

11. Review and reassess the adequacy of this charter annually and recommend to the Board any changes deemed appropriate by the Committee.

12. Any other duties or responsibilities expressly delegated to the Committee by the Board from time to time.

V. Delegation to Subcommittee

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

VI. Performance Evaluation

The Committee shall produce and provide to the Board an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter. The performance evaluation shall also recommend to the Board any improvements to the Committee's charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Committee or any other individual designated by the Committee to make this report.

VII. Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or management. The Committee also shall have sole authority to retain and to terminate any search firm to be used to assist it in identifying candidates to serve as directors of the Company, including sole authority to approve fees payable to such search firm and other terms of retention.

Last revised: September 27, 2005

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Appendix D

ROTECH HEALTHCARE INC.

CORPORATE GOVERNANCE GUIDELINES

I. Introduction

The Board of Directors (the "*Board*") of Rotech Healthcare Inc. (the "*Company*"), acting on the recommendation of its Nominating and Corporate Governance Committee, has adopted these corporate governance principles (the "*Guidelines*") to promote the effective functioning of the Board and its Committees (as defined below), to promote the interests of stockholders, and to ensure a common set of expectations as to how the Board, its various Committees, individual directors and management should perform their functions. The Guidelines, in conjunction with the Company's Certificate of Incorporation, by-laws and Board Committee charters, form the framework for governance of the Company.

II. Board Mission and Objective

The Board is elected by the Company's stockholders to provide oversight and strategic guidance to senior management. The Board's primary objective is to represent the interests of the Company and its stockholders in maintaining and enhancing the success of the Company's business, including optimizing long-term returns to increase stockholder value.

III. Board Composition and Size

The members of the Board should collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company's business. A majority of the Board shall consist of directors who the Board has determined are "independent" (an "*Independent Director*") under applicable Securities and Exchange Commission rules, The Nasdaq Stock Market, Inc. Marketplace Rules and any other applicable regulatory requirements. The Board, taking into consideration the recommendations of the Nominating and Corporate Governance Committee, will assess its size from time to time.

IV. Policy Regarding Chairman and Chief Executive Officer

The Board shall select its chairman (the "*Chairman*") and the Company's Chief Executive Officer in any way it considers in the best interests of the Company. Therefore, the Board does not have a policy on whether the role of Chairman and Chief Executive Officer should be separate or combined and, if it is to be separate, whether the Chairman should be selected from the Independent Directors or should be an employee of the Company.

V. Selection of Directors

Nominations and Appointments. The Board as a whole will be responsible for nominating individuals for election to the Board by the stockholders and for filling vacancies on the Board that may occur between annual meetings of the stockholders. Subject to the right of the Board to decide otherwise when deemed appropriate, the Chief Executive Officer of the Company generally should be a director. The Board's Nominating and Corporate Governance Committee shall be responsible for identifying and recommending to the Board qualified candidates for Board membership, based primarily on the following criteria:

- judgment, character, high ethics and standards, integrity, expertise, skills and knowledge useful to the oversight of the Company's business;
- diversity of viewpoints, backgrounds, experiences and other demographics;

- the relevance of the candidate's experience to the business of the Company including, the candidate's experience with businesses and other organizations of comparable size to the Company;
- the ability to contribute to the evaluation of the existing management of the Company;
- the candidate's independence from conflict or direct economic relationship with the Company;
- the ability of the candidate to attend Board and Committee meetings regularly and devote an appropriate amount of effort in preparation for those meetings and to otherwise function effectively as a director;
- the ability and willingness to represent the stockholders' short and long term economic interests;
- the extent to which the candidate would be a desirable addition to the Board and any committees of the Board; and
- the extent to which the interplay of the candidate's expertise, skills, knowledge and experience with that of other Board members will build a Board that is effective and responsive to the needs of the Company and its stockholders.

In addition to the foregoing standards, the incumbent directors will be evaluated for re-nomination based on the following criteria:

- adequate preparation for Board and Committee meetings, including a thorough review of and familiarity with any materials supplied before each meeting;
- participation in and contributions to Board and Committee discussions;
- providing advice and counsel to management of the Company;
- regular attendance at Board and Committee meetings; and
- maintaining an independent familiarity with the external environments in which the Company operates especially in the director's own particular fields of expertise.

In considering nominees for director, the Nominating and Corporate Governance Committee shall review the qualifications of available candidates that are brought to the attention of the Committee by directors and management or identified by the Committee through the use of search firms or otherwise, in each case consistent with criteria approved by the Board. The Nominating and Corporate Governance Committee shall also be responsible for initially assessing whether a candidate would be an Independent Director.

The Nominating and Corporate Governance Committee shall also give appropriate consideration to candidates for Board membership nominated by stockholders in accordance with the Company's by-laws, and shall evaluate such candidates in the same manner as other candidates identified to the Committee. The Company will disclose any material changes to its procedures by which a stockholder may submit nominations in its annual report on Form 10-K or quarterly report on Form 10-Q for the period in which such changes occur.

Members of the Nominating and Corporate Governance Committee shall discuss and evaluate possible candidates in detail prior to recommending them to the Board. The Board, taking into consideration the recommendations of the Nominating and Corporate Governance Committee, shall be responsible for proposing a slate of nominees for election to the Board by the stockholders and, in the case of a vacancy in the office of a director (including a vacancy created by an increase in the size of the Board), the Committee shall recommend to the Board an individual to fill such vacancy, with primary emphasis on the criteria set forth above. The Board, taking into consideration the assessment of the Nominating and Corporate Governance Committee, shall also make a determination as to whether a nominee or appointee would be an Independent Director.

Invitations. The invitation to join the Board should be extended by the Board, the Chairman or the chairperson of the Nominating and Corporate Governance Committee.

VI. Continuation as a Director

Change in Position. When a director has a substantial change in the principal occupation or business association from the position he or she held when originally invited to join the Board, becomes involved in a current or potential conflict of interest, becomes unable to spend the time required to carry out his or her responsibilities as a member of the Board or becomes disabled, the director must promptly inform the chairperson of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee shall review such director's continuation on the Board, particularly in the case of an Independent Director to determine whether such director would still be considered independent. The Nominating and Corporate Governance Committee shall then recommend to the Board whether under the circumstances, such director should continue to serve on the Board. No member of the Board whose Board membership is being reviewed shall participate in the review process or vote on the matter.

No Term Limits. A director may be reelected to any number of one-year terms. The Board believes that much of the knowledge of the Company's operations, management and businesses is cumulative, and so long as a director is deemed by the Board to meet the criteria for board service, there shall be no term limits with respect to the reelection of directors.

Retirement. As a general matter, a retiring Chief Executive Officer (or other Officer/Director) will resign from the Board at the time of his/her retirement from the Company.

VII. The Committees of the Board

The Board shall have at least three Committees: (1) the Audit Committee, (2) the Compensation Committee and (3) the Nominating and Corporate Governance Committee (collectively, the "*Committees*" and each a "*Committee*"). Each Committee shall have a written charter. Each Committee shall report regularly to the Board summarizing the Committee's actions and any significant issues considered by the Committee.

Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be composed of no fewer than three members. Each Committee member must satisfy the membership requirements set forth in the relevant Committee charter. A director may serve on more than one Committee.

VIII. Board and Committee Meetings

The Board shall have at least five meetings each year. Special meetings of the Board will be called at the request of the Chairman of the Board, the Chief Executive Officer or a majority of the Board then in office, who may also fix the time and place of the meetings. Notice of special meetings of the Board will be given or waived pursuant to the Company's by-laws. The Board may participate in meetings by telephone conference or similar means. The Board may act by unanimous written consent in lieu of a meeting.

Each Committee shall have the number of meetings provided for in its charter, with further meetings to occur (or action to be taken by unanimous written consent) when deemed necessary or desirable by the Committee or its chairperson.

The agenda for each Board meeting and Committee meeting shall be established by the Chairman of the Board and Committee chairperson, respectively, in each case, in consultation with the members of the Board and with management. Any Board member shall be entitled to include additional subjects on the agenda for each Board and Committee meeting, as applicable. Although management will seek to provide appropriate materials in advance of Board and Committee meetings, this will not always be consistent with the timing of transactions and the operations of the business, and in certain cases it may not be possible to circulate materials in advance of the meeting.

At least annually, the Chairman of the Board shall issue to the other Board members a schedule of the foreseeable primary agenda subjects intended to be discussed by the Board, and each Committee's chairperson shall issue to the other Committee members a schedule of the foreseeable primary agenda subjects intended to be discussed by the Committee.

Unless a Committee expressly determines otherwise, the agenda, materials and minutes for each Committee meeting shall be available to all directors, and all directors shall be free to attend any Committee meeting. In addition, all directors, whether or not members of the Committee, shall be free to make suggestions to a Committee chairperson for additions to the agenda of his or her Committee or to request that an item from a Committee agenda be considered by the Board.

IX. Executive Sessions

To ensure free and open discussion and communication among the non-management directors, these directors shall have regularly scheduled meetings in executive session at least twice a year with no members of management present. The Chairman of the Board (provided that he or she is a non-management director), or if not available, the chairperson of the Nominating and Corporate Governance Committee shall preside at the executive sessions, unless the non-management directors determine otherwise. These executive sessions shall also constitute meetings of the Nominating and Corporate Governance Committee, with any directors who are not members of such Committee attending by invitation.

The executive sessions shall serve as the forum for the annual evaluation of the performance of the Chief Executive Officer and other members of senior management, the annual review of the plan for management succession and the annual evaluation of the performance of the Board.

If the non-management directors of the Company include directors that are not Independent Directors, the Board shall at least twice a year schedule an executive session including only Independent Directors.

X. Board Responsibilities

The business and affairs of the Company are managed by or under the direction of the Board in accordance with Delaware law. The Board's responsibility is to provide direction and oversight. The Board oversees the performance of the Company's business and management. The management of the Company is responsible for presenting strategic plans to the Board for review and approval and for implementing the Company's strategic plan. In performing their duties, the principal responsibility of the directors is to exercise their business judgment in the best interests of the Company and its stockholders.

Certain specific corporate governance functions of the Board are set forth below:

1. ***Chief Executive Officer and Senior Management Evaluation.*** The Board, acting through the Nominating and Corporate Governance Committee, shall annually conduct an evaluation of the performance of the Chief Executive Officer. The chairperson of the Nominating and Corporate Governance Committee shall communicate such evaluation to the Chief Executive Officer and to the chairperson of the Compensation Committee. The Chief Executive Officer shall annually conduct an evaluation of the performance of the members of senior management and present such evaluations to the Board annually.

2. ***Management Succession.*** The Board, acting through the Nominating and Corporate Governance Committee, shall develop with the participation of the Chief Executive Officer a management succession plan, to ensure a continuity in senior management. The plan shall include an assessment of senior management experience, performance, skills and planned career paths.

3. ***Director Compensation.*** The Company's by-laws give the Board the authority to fix the compensation of directors. The Compensation Committee shall periodically review the form and amounts of director

compensation and make recommendations to the Board with respect thereto. The Board shall set the form and amounts of director compensation, taking into account the time devoted and contributions made by the directors, as well as director compensation levels at industry competitors and the recommendations of the Compensation Committee. Only non-management directors shall receive compensation for services as a director.

4. ***Reviewing and Approving Significant Transactions.*** Board approval of particular transactions may be appropriate because of several factors, including:

- legal or regulatory requirements,
- the materiality of the transaction of the Company's financial performance, risk profile or business;
- the terms of the transaction, or
- other factors, such as the entering into of a new line of business or a variation from the Company's strategic plan.

XI. Expectations for Directors

The Board has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board's business. It is understood that the non-management directors are not full-time employees of the Company.

1. ***Committee and Attendance.*** All directors should make every effort to attend meetings of the Board and the Committees of which they are members. All directors should make every effort to attend the Company's annual meeting. Attendance by telephone or video conference may be used to facilitate a director's attendance.

2. ***Participation in Meetings.*** Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board and of each Committee on which he or she serves. Upon request, management shall make appropriate personnel available to answer any questions a director may have about any aspect of the Company's business. Directors should also review the materials provided by management and advisors in advance of the meetings of the Board and its Committees and should arrive prepared to discuss the issues presented.

3. ***Loyalty and Ethics.*** In their roles as directors, all directors owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any interest possessed by a director. The Company has also adopted a Code of Ethics which is applicable to Directors.

4. ***Other Directorships and Significant Activities.*** The Company values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities may also present demands on a director's time and availability and may present conflicts or legal issues, including independence issues. Directors should advise the chairperson of the Nominating and Corporate Governance Committee and the Chief Executive Officer before accepting membership on other boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director's relationship to the Company.

5. ***Contact with Management and Employees.*** All directors shall be free to contact the Chief Executive Officer at any time to discuss any aspect of the Company's business. Directors shall also have access to other officers and employees of the Company. The Board expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of management in Board and Committee meetings, or in other formal or informal settings.

Further, the Board encourages management to bring into Board meetings from time to time (or otherwise make available to Board members) individuals who can provide additional insight into the items being discussed because of personal involvement and substantial knowledge in those areas.

6. ***Speaking on Behalf of the Company.*** It is important that the Company speak to employees and outside constituencies with a single voice, and that management serve as the primary spokesperson. If a situation does arise in which it seems necessary for a non-management director to speak on behalf of the Company to one of these constituencies, the director should consult with the Chief Executive Officer.

7. ***Confidentiality.*** The proceedings and deliberations of the Board and its Committees shall be confidential. Each director shall maintain the confidentiality of information received in connection with his or her services as a director.

XII. Evaluating Board and Committee Performance

The Board, acting through the Nominating and Corporate Governance Committee, shall conduct an annual self-evaluation. Each Committee shall conduct an annual self-evaluation as provided for in its respective charter.

XIII. Evaluation of Corporate Governance Guidelines

The Board recognizes that these Guidelines must continue to evolve to meet the changing needs of the Company and its stockholders and changing requirements. The Board, with the assistance of its Nominating and Corporate Governance Committee, will periodically review these Guidelines to determine whether any changes are appropriate.

XIV. Orientation and Continuing Education

Management, working with the Board, shall provide an orientation process for new directors, including background material on the Company and its business. Such orientation process shall include presentations by senior management. As appropriate, management shall prepare additional educational sessions for directors on matters relevant to the Company and its business.

XV. Director Access to Outside Advisors and Reliance on Management and Outside Advice

The Board and each Committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance. In performing its functions, the Board shall be entitled to rely on the advice, reports and opinions of management, counsel, accountants, auditors and other advisors. Except as otherwise provided in a charter of a Committee, the Board shall have the resources and authority appropriate to discharge its duties and responsibilities, as it deems appropriate.

XVI. Communications with Directors

Stockholders may send communications to the Board by mail to the Company's Corporate Secretary at Rotech Healthcare Inc., 2600 Technology Drive, Suite 300, Orlando, Florida 32804. Any communications should be addressed to the attention of the Board as a whole or to specific Board members.

Stockholders desiring to limit or direct their communications to non-employee directors only should so indicate in the communication and direct the communication to the Chairperson of the Nominating and Corporate Governance Committee.

The Company's general policy is to forward, and not to intentionally screen, any mail received at the Company's corporate office that is addressed to the attention of the Board or to a specific Board member unless the Company believes the communication may pose a security risk.

Last revised: September 27, 2005

Appendix E

AMENDMENT NO. 5 TO THE
ROTECH HEALTHCARE INC.
COMMON STOCK OPTION PLAN

WHEREAS, Rotech Healthcare Inc. (the "*Company*") has established and maintains the Rotech Healthcare Inc. Common Stock Option Plan (the "*Plan*"); and

WHEREAS, pursuant to Section 7(b) of the Plan, the Company's Board of Directors (the "*Board*") may at any time amend the Plan, subject to certain limitations;

WHEREAS, the Board deems it to be in the best interests of the Company to amend the Plan to increase the number of shares of common stock issuable under the Plan by three million (3,000,000) shares from four million twenty-five thousand (4,025,000) to seven million twenty-five thousand (7,025,000);

WHEREAS, the Board deems it to be in the best interests of the Company to amend the Plan to increase the number of shares of common stock that may be made subject to awards under the Plan to any individual participant in the aggregate in any one calendar year by four hundred thousand (400,000) shares from six hundred thousand (600,000) to one million (1,000,000) shares; and

WHEREAS, on April 17, 2007, the Board approved such amendments to the Plan, subject to stockholder ratification and approval of such amendments to the Plan at the 2007 annual meeting of stockholders;

NOW, THEREFORE, the Plan is hereby amended as follows:

FIRST: Section 3(a) of the Plan is hereby amended and restated to read in its entirety as follows:

"(a) *Shares Subject to the Plan*. Subject to adjustment as set forth in Section 3(b), the maximum number of Shares that may be issued or transferred pursuant to Options under this Plan shall be seven million twenty-five thousand (7,025,000) which may be authorized but unissued Shares or Shares held in the Company's treasury, or a combination thereof. Any Shares subject to an Option that cease to be subject thereto may again be the subject of Options hereunder. Subject to adjustment in accordance with Section 3(b), no Participant shall be granted in any calendar year Options to purchase more than one million (1,000,000) Shares solely for such time as the Company is subject to Section 162(m) of the Code."

SECOND: This Amendment shall become effective upon the approval thereof by a majority of the votes cast by the Company's stockholders voting at a meeting of the stockholders at which a quorum is present in person and/or by proxy. Upon such approval, this Amendment shall be and is hereby incorporated in and forms a part of the Plan. All other terms and provisions of the Plan shall remain unchanged except as specifically modified herein. The Plan, as amended by this Amendment, is hereby ratified and confirmed.

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IN WITNESS WHEREOF, and as evidence of the adoption of the foregoing, the Company has caused this Amendment No. 5 to be executed by a duly authorized officer this [ ] day of [ ], 2007.

ROTECH HEALTHCARE INC.

By: ______________________________
Name:
Title:

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Appendix F

ROTECH HEALTHCARE INC.
AMENDED AND RESTATED
NONEMPLOYEE DIRECTOR RESTRICTED STOCK AND STOCK OPTION PLAN

ARTICLE I
PURPOSE

The purpose of this Rotech Healthcare Inc. Amended and Restated Nonemployee Director Restricted Stock and Stock Option Plan (the "Plan") is to benefit the shareholders of Rotech Heathcare Inc., a Delaware corporation (the "Company"), by assisting the Company to attract, retain and provide incentives to nonemployee directors of the Company and its Affiliates, and to align the interests of such nonemployee directors with those of the Company's shareholders.

ARTICLE II
DEFINITIONS

The following definitions shall be applicable throughout the Plan unless the context otherwise requires:

"Affiliate" shall mean any person or entity which, at the time of reference, directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Company.

"Board" shall mean the Board of Directors of the Company.

A Nonemployee Director's membership on the Board may be terminated for "Cause," as determined by a vote of the majority of the other members of the Board, for his or her (i) act or acts of willful misconduct or misrepresentation, fraud or willful dishonesty involving the Company, (ii) material, willful and knowing violation or violations of the Nonemployee Director's fiduciary duty to the Company; or (iii) conviction of, or pleading nolo contendre or guilty to a felony; *provided, however*, in the case of clauses (i) and (ii) only, solely after the Nonemployee Director has been granted, if requested thereby, a hearing by the Board, in which he or she may be represented by legal counsel, and, if acceptable to the majority of the remaining Board, a reasonable cure opportunity.

"Code" shall mean the Internal Revenue Code of 1986, as amended. References in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to any section and any regulation under such section.

"Committee" shall mean the Compensation Committee of the Board.

"Common Stock" shall mean the Company's common stock, par value $0.0001 per share, of the Company.

"Company" shall mean Rotech Healthcare Inc., a Delaware corporation, and any successor thereto.

"Director" shall mean a member of the Board or a member of the board of directors of an Affiliate.

"Effective Date" shall mean , 2007.

"Employee" shall mean any person employed by the Company or an Affiliate.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Fair Market Value" per share of Company Stock as of a particular date shall mean, unless otherwise determined by the Committee:

(i) the closing sales price per share of Common Stock on a national securities exchange for the business day preceding such date on which there was a sale of shares of Common Stock on such exchange;

(ii) if clause (i) does not apply and the shares of Common Stock are then traded on an over-the-counter market, the closing price for a share of Common Stock in such over-the-counter market for the business day preceding such date; or

(iii) if the shares of Common Stock are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Board in its sole discretion may reasonably determine.

"Family Member" shall mean any child, stepchild, grandchild, parent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the Holder's household (other than a tenant of the Holder), a trust in which such persons have more than fifty percent (50%) of the beneficial interest, a foundation in which such persons (or the Holder) control the management of assets, and any other entity in which such persons (or the Holder) own more than fifty percent (50%) of the voting interests.

"Holder" shall mean a Nonemployee Director who has been granted a Restricted Stock Award or Option or any such Nonemployee Director's beneficiary, estate or representative, to the extent applicable.

"Nonemployee Director" shall mean a Director who is not an Employee.

"Option" shall mean an option to purchase shares of Common Stock granted pursuant to the Plan.

"Option Agreement" shall mean a written agreement between the Company and a Holder with respect to an Option.

"Plan" shall mean this Rotech Heathcare Inc. Amended and Restated Nonemployee Director Restricted Stock and Stock Option Plan, as amended from time to time, together with each of the Restricted Stock Award Agreements and Option Agreements utilized hereunder.

"Restricted Stock Award" shall mean an award granted under the Plan of shares of Common Stock, the transferability of which by the Holder shall be subject to Transfer Restrictions.

"Restricted Stock Award Agreement" shall mean a written agreement between the Company and a Holder with respect to a Restricted Stock Award.

"Restriction Period" shall mean the period of time for which shares of Common Stock subject to a Restricted Stock Award shall be subject to Transfer Restrictions, as set forth in the applicable Restricted Stock Award Agreement.

"Rule 16b-3" shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, as such may be amended from time to time, and any successor rule, regulation or statute fulfilling the same or a substantially similar function.

"Totally and Permanently Disabled" shall mean the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months, all as described in Section 22(e)(3) of the Code and determined in the sole discretion of the Committee.

"Transfer Restrictions" shall mean restrictions on the transferability of shares of Common Stock awarded to a Nonemployee Director under the Plan pursuant to a Restricted Stock Award Agreement.

ARTICLE III
EFFECTIVE DATE OF PLAN

The Plan shall be effective as of the Effective Date.

ARTICLE IV
ADMINISTRATION

Section 4.1 *Committee.* The Plan shall be administered by the Committee. If a member of the Committee shall be eligible to receive a Restricted Stock Award under the Plan, such Committee member shall have no authority hereunder with respect to his or her own Restricted Stock Award.

Section 4.2 *Powers.* Subject to the express provisions of the Plan, the Committee is authorized to construe the Plan and the respective Restricted Stock Award Agreements executed hereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the intent of the Plan, and to make all determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in any Restricted Stock Award Agreement in the manner and to the extent it shall deem expedient to carry it into effect. The determinations of the Committee on the matters referred to in this Article IV shall be conclusive.

Section 4.3 *Committee Action.* In the absence of specific rules to the contrary, action by the Committee shall require the consent of a majority of the members of the Committee, expressed either orally at a meeting of the Committee or in writing in the absence of a meeting.

ARTICLE V
STOCK SUBJECT TO PLAN AND LIMITATIONS THEREON

Section 5.1 *Stock Grant and Award Limits.* The aggregate number of shares of Common Stock that may be issued under the Plan shall not exceed three hundred thousand (300,000) shares. Shares shall be deemed to have been issued under the Plan solely to the extent actually issued and delivered pursuant to a Restricted Stock Award. To the extent that an Option or a Restricted Stock Award lapses or the rights of its Holder terminate, any shares of Common Stock subject to such Option or Restricted Stock Award shall again be available for the grant of a new Restricted Stock Award.

Section 5.2 *Stock Offered.* The stock to be offered pursuant to the grant of an Option or a Restricted Stock Award may be authorized but unissued Common Stock, Common Stock purchased on the open market or Common Stock previously issued and outstanding and reacquired by the Company.

Section 5.3 *Eligibility.* All Nonemployee Directors shall be eligible for the automatic Restricted Stock Awards pursuant to Article VI and for awards of Options, in the discretion of the Committee, pursuant to Article VIII.

ARTICLE VI
RESTRICTED STOCK AWARDS; TERMINATION OF NONEMPLOYEE DIRECTOR STATUS

Section 6.1 *Awards Formula.* On or following the Effective Date, each Nonemployee Director shall receive (i) a Restricted Stock Award for 8,000 shares of Common Stock for his or her initial year as a Nonemployee Director, provided that such directorship commences on or after the Effective Date, (ii) a Restricted Stock Award for 4,000 shares of Common Stock for each year commencing on or after the Effective Date during which he or she continues to serve as a Nonemployee Director and (iii) in the event that the Chairman of the Board is also a Nonemployee Director, in lieu of any other Restricted Stock Award to be granted hereunder, such director shall receive a Restricted Stock Award for 12,000 shares of Common Stock for each year he or she serves in such capacity. In an individual's initial year as a Nonemployee Director, it is intended that he or she shall only receive the Restricted Stock Award referred to in clause (i) above and not both of the Restricted Stock Awards referred to in clauses (i) and (ii) above.

Section 6.2 *Termination of Nonemployee Director's Board Membership.* If a Holder's membership on the Board is terminated pursuant to his or her (i) removal by the Board for Cause, (ii) not being renominated for Board membership for the next succeeding year for Cause, (iii) being nominated for Board membership for the next succeeding year but not being reelected for Board membership for such year by the Company's shareholders, or (iv) resignation from the Board within six (6) months of his or her receipt of the applicable Restricted Stock Award, in any such case, prior to the actual or deemed satisfaction and/or lapse of the Transfer Restrictions applicable to such Restricted Stock Award, then such Restricted Stock shall immediately be canceled, and the Holder (and such Holder's estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in and with respect to any such Restricted Stock. In addition, should a Holder die or become Totally and Permanently Disabled, all of his or her Restricted Stock shall thereupon become fully vested and the Transfer Restrictions applicable to his or her Restricted Stock Award shall immediately be cancelled.

Section 6.3 *Special Termination Rule.* Except to the extent inconsistent with the terms of the applicable Restricted Stock Award Agreement, and notwithstanding anything to the contrary contained in this Article VI, if a Holder's status as a Nonemployee Director shall terminate other than for Cause, if, within ninety (90) days of such termination, such Holder shall become an Employee, or such Holder's rights with respect to any Restricted Stock Award or portion thereof granted thereto prior to the date of such termination may be preserved, if and to the extent determined by the Committee in its sole discretion, as if such Holder had been an Employee for the entire period during which such Restricted Stock Award or portion thereof had been outstanding. Should the Committee effect such determination with respect to such Holder, for all purposes of the Plan, such Holder shall not be treated as if his or her employment or Nonemployee Director status had terminated until such time as his or her Employee status shall terminate, in which case his or her Restricted Stock Award, as it may have been reduced in connection with the Holder's becoming an Employee, shall be treated pursuant to the provisions of Section 6.2. Should a Holder's status as an Employee terminate, if, within ninety (90) days of such termination, such Holder shall again become a Nonemployee Director, such Holder's rights with respect to any Restricted Stock Award or portion thereof granted thereto prior to the date of such termination may be preserved, if and to the extent determined by the Committee in its sole discretion, as if such Holder had been a Nonemployee Director, as applicable, for the entire period during which such Restricted Stock Award or portion thereof had been outstanding, and, should the Committee effect such determination with respect to such Holder, for all purposes of the Plan, such Holder shall not be treated as if his or her Employee status had terminated until such time as his or her Nonemployee Director status, as applicable, shall terminate, in which case his or her Restricted Stock Award shall be treated pursuant to the provisions of Section 6.2.

ARTICLE VII
TERMS OF RESTRICTED STOCK AWARDS

Section 7.1 *Restriction Period.* All Restricted Stock Awards shall be subject to a Restriction Period pursuant to which the Transfer Restrictions shall lapse, provided that the Holder shall continue to be a Nonemployee Director, upon the earlier of (a) the one-year anniversary of the date on which the applicable Restricted Stock Award was made, or (b) the date of the next meeting of the shareholders of the Company at which directors are elected, following the date on which the applicable Restricted Stock Award was made. Notwithstanding the foregoing, if a Holder resigns from the Board more than six (6) months after his or her receipt of a Restricted Stock Award, then the Transfer Restrictions shall lapse with respect to all of the shares of Common Stock subject to such Restricted Stock Award.

Section 7.2 *Other Terms and Conditions*. Common Stock awarded pursuant to a Restricted Stock Award shall be represented by a stock certificate registered in the name of the Holder of such Restricted Stock Award. If provided for under the Restricted Stock Award Agreement, the Holder shall have the right to vote Common Stock subject thereto and to enjoy all other shareholder rights, except that (i) the Holder shall not be entitled to delivery of the stock certificate until the Restriction Period shall have expired, (ii) the Company shall retain custody of the stock certificate during the Restriction Period, (iii) the Holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the Common Stock during the Restriction Period, (iv) the Holder shall be entitled to receive dividends on the Common Stock during the Restriction Period and (v) a breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Award Agreement shall cause a forfeiture of the Restricted Stock Award.

Section 7.3 *Payment for Restricted Stock*. The Committee shall determine the amount and form of any payment for Common Stock received pursuant to a Restricted Stock Award, provided that in the absence of such a determination, a Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Award, except to the extent otherwise required by law.

Section 7.4 *Restricted Stock Award Agreements*. At the time any Restricted Stock Award is made under this Article VII, the Company and the Holder shall enter into a Restricted Stock Award Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate.

ARTICLE VIII
TERMS OF OPTIONS

Section 8.1 *Terms of Options*.

(a) The Options granted hereunder shall have the following terms and conditions:

(i) The exercise price of any Option shall be one hundred percent (100%) of the Fair Market Value of a share of Common Stock as of the date the Option is granted.

(ii) Subject to the discretion of the Committee, the term of an Option shall not exceed ten (10) years from the date it is granted.

(iii) The Committee, in its sole discretion, shall be entitled to determine the vesting schedule with respect to any Option granted pursuant to the Plan and set forth in the Option Agreement.

(iv) Subject to the foregoing clauses (i), (ii) and (iii), the Committee shall have the discretion to determine the number of Options to be granted to any Nonemployee Director, and to determine the terms and conditions of any such grant, all as set forth in the Option Agreement covering such Option.

(b) A Holder who ceases to be an employee, officer, Director or consultant for any reason shall have such period of time following cessation of service to exercise any then exercisable Options as is determined by the Committee and set forth in the Option Agreement evidencing such Options, after which period all such Options shall terminate and be of no further force or effect. Any Options that are not exercisable at the time a Holder ceases to be an employee, officer, Director or consultant shall terminate at such time and be of no further force or effect.

Section 8.2 *Method of Exercise*. The exercise of an Option shall be made only be delivery of a written notice (in person or by first class mail to the Secretary of the Company at the Company's principal executive office) specifying the number of shares of Common Stock to be purchased and accompanied by full payment therefore and otherwise in accordance with the Option Agreement pursuant to which the Option was granted. The exercise price for any shares of Common Stock purchased pursuant to the exercise of an Option shall be paid in full upon such exercise (i) in cash, by check or (ii) at the discretion of the Committee and upon such terms and conditions as the Committee shall approve, by surrender of shares of Common Stock, (iii) subject to prior written approval of the Committee, by directing the Company to subtract from the number of shares of Common Stock underlying the Option, that number of shares of Common Stock having a Fair Market Value equal to the purchase price (or portion thereof) required to be paid upon such exercise, (iv) solely at a time when the shares of Common Stock are publicly-traded, pursuant to a "cashless exercise" of the Option pursuant to the establishment of procedures whereby the Holder, by a properly executed written notice, directs (A) an immediate market sale or margin loan respecting all or a part of the shares of Common Stock to which he is entitled upon exercise pursuant to an extension of credit by the Company to the Holder, (B) the delivery of the shares of Common Stock from the Company directly to a brokerage firm and (C) the delivery of the Option price from sale or margin loan proceeds from the brokerage firm directly to the Company, or (v) by any combination thereof. Any shares of Common Stock transferred to the Company as payment of the exercise price shall be valued at their Fair Market Value on the day preceding the date of exercise of such Option. If requested by the Committee, the Holder shall deliver the Option Agreement evidencing the Option to the Secretary of the Company who shall endorse thereon a notation of such exercise and return such Option Agreement to the Holder.

Section 8.3 *Option Agreements*. At the time any Option is granted under this Article VIII, the Company and the Holder shall enter into an Option Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate.

Section 8.4 *Rights as Stockholder*. No Holder shall be deemed for any purpose to be or to have the rights and privileges of the owner of any shares of Common Stock subject to any Option unless and until (a) the Option shall have been exercised pursuant to the terms thereof, and (b) the Company shall have issued the shares of Common Stock to the Holder.

ARTICLE IX
RECAPITALIZATION OR REORGANIZATION

Section 9.1 *Adjustments to Common Stock*. The shares with respect to which Options and Restricted Stock Awards may be granted under the Plan are shares of Common Stock as presently constituted; *provided, however*, that if, and whenever, prior to the exercise, expiration or distribution to the Holder of an Option or Restricted Stock Award theretofore granted, the Company shall effect a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock without receipt of consideration by the Company, the number of shares of Common Stock with respect to which such Option or Restricted Stock Award may thereafter be exercised or satisfied, as applicable, (i) in the event of an increase in the number of outstanding shares, shall be proportionately increased, and the exercise or purchase price per share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares, shall be proportionately reduced, and the exercise or purchase price per share shall be proportionately increased.

Section 9.2 *Recapitalization*. If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted Option or Restricted Stock Award, the Holder shall be entitled to receive (or entitled to purchase, if applicable) under such Restricted Stock Award, in lieu of the number of shares of Common Stock then covered by such Restricted Stock Award, the number and class of shares of stock and securities to which the Holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Holder had been the holder of record of the number of shares of Common Stock then covered by such Restricted Stock Award.

Section 9.3 *Other Events*. In the event of changes to the outstanding Common Stock by reason of recapitalization, reorganization, mergers, consolidations, combinations, exchanges, extraordinary or special cash dividend or other relevant corporate event or change in capitalization occurring after the date of the grant of any Option or Restricted Stock Award and not otherwise provided for under this Article IX, the Committee shall adjust any or all of (i) the number and kind of shares of Common Stock subject to such outstanding Options and Restricted Stock Awards, (ii) the exercise or purchase price with respect to such outstanding Options and

Restricted Stock Awards, and/or (iii) make provision for a cash payment to any Holder in an amount equal to the then difference between the exercise price and the Fair Market Value of a share of Common Stock. In the event of any such change to the outstanding Common Stock, the aggregate number of shares available under the Plan may be appropriately adjusted by the Committee, the determination of which shall be conclusive.

Section 9.4 *Powers Not Affected.* The existence of the Plan and the Options and Restricted Stock Awards granted hereunder shall not affect in any way the right or power of the Board or of the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change of the Company's capital structure or business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Common Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

Section 9.5 *No Adjustment for Certain Restricted Stock Awards.* Except as hereinabove expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect previously granted Options or Restricted Stock Awards, and no adjustment by reason thereof shall be made with respect to the number of shares of Common Stock subject to Options or Restricted Stock Awards theretofore granted or the purchase price per share, if applicable.

ARTICLE X
AMENDMENT AND TERMINATION OF PLAN

The Board in its discretion may terminate the Plan at any time with respect to any shares for which Options or Restricted Stock Awards have not theretofore been granted. The Board shall have the right to alter or amend the Plan or any part hereof from time to time; *provided, however*, that no change in any Option or Restricted Stock Award theretofore granted may be made which would materially and adversely impair the rights of a Holder without the consent of the Holder.

ARTICLE XI
MISCELLANEOUS

Section 11.1 *No Right to Option or Restricted Stock Award.* Neither the adoption of the Plan by the Company nor any action of the Board or the Committee shall be deemed to give a Nonemployee Director any right to an Option or a Restricted Stock Award except as may be evidenced by an Option Agreement or a Restricted Stock Award Agreement duly executed on behalf of the Company, and then solely to the extent and on the terms and conditions expressly set forth therein.

Section 11.2 *No Rights Conferred.* Nothing contained in the Plan shall (i) confer upon any Nonemployee Director any right with respect to continuation of such Nonemployee Director's membership on the Board, or (ii) interfere in any way with the right of the Board to terminate a Nonemployee Director's Board membership at any time.

Section 11.3 *Other Laws.* The Company shall not be obligated to issue any Common Stock pursuant to any Option or Restricted Stock Award granted under the Plan at any time when the shares covered by such Option or Restricted Stock Award have not been registered under the Securities Act of 1933 and under such other state and federal laws, rules or regulations as the Company or the Committee deems applicable and, in the opinion of legal counsel of the Company, if there is no exemption from the registration requirements of such laws, rules or regulations available for the issuance and sale of such shares. No fractional shares of Common Stock shall be delivered, nor shall any cash in lieu of fractional shares be paid.

Section 11.4 *No Restriction on Corporate Action*. Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any corporate action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Option or Restricted Stock Award made under the Plan. No Nonemployee Director's beneficiary or other person shall have any claim against the Company or any Affiliate as a result of any such action.

Section 11.5 *Restrictions on Transfer*. No Option or Restricted Stock Award under the Plan or any Option Agreement or Restricted Stock Award Agreement and no rights or interests herein or therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Holder except (i) by will or by the laws of descent and distribution, or (ii) by gift to any Family Member of the Holder.

Section 11.6 *Beneficiary Designations*. Each Holder may, from time to time, name a beneficiary or beneficiaries (who may be contingent or successive beneficiaries) for purposes of receiving any amount which is payable in connection with an Option or Restricted Stock Award under the Plan upon or subsequent to the Holder's death. Each such beneficiary designation shall serve to revoke all prior beneficiary designations, be in a form prescribed by the Company and be effective solely when filed by the Holder in writing with the Company during the Holder's lifetime. In the absence of any such written beneficiary designation, for purposes of the Plan, a Holder's beneficiary shall be the Holder's estate.

Section 11.7 *Rule 16b-3*. It is intended that, at any time when the Common Stock is listed on a national securities exchange or quoted on NASDAQ, the Plan and any Option or Restricted Stock Award made to a person subject to Section 16 of the Exchange Act shall meet all of the requirements of Rule 16b-3. If any provision of the Plan or of any such Option or Restricted Stock Award would disqualify the Plan or such Option or Restricted Stock Award under, or would otherwise not comply with the requirements of, Rule 16b-3, such provision or Option or Restricted Stock Award shall be construed or deemed to have been amended as necessary to conform to the requirements of Rule 16b-3.

Section 11.8 *Limits of Liability*. Any liability of the Company with respect to an Option or Restricted Stock Award shall be based solely upon the contractual obligations created under the Plan and the Option Agreement or Restricted Stock Award Agreement, as applicable. Neither the Company nor any member of the Committee shall have any liability to any party for any action taken or not taken, in good faith, in connection with or under the Plan.

Section 11.9 *Governing Law*. Except as otherwise provided herein, the Plan shall be construed in accordance with the laws of the State of Delaware.

Section 11.10 *Severability of Provisions*. If any provision of the Plan is held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of the Plan, and the Plan shall be construed and enforced as if such invalid or unenforceable provision had not been included in the Plan.

Section 11.11 *Headings*. Headings used throughout the Plan are for convenience only and shall not be given legal significance.

ROTECH HEALTHCARE INC.

PROXY FOR COMMON STOCKHOLDERS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON FRIDAY, JUNE 29, 2007

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned common stockholder of Rotech Healthcare Inc. (the "Company") hereby appoints each of Philip L. Carter and Rebecca L. Myers, attorneys and proxies, each with full power of substitution, to represent the undersigned and vote all shares of common stock of the Company which the undersigned is entitled to vote, with all powers the undersigned would possess if personally present, at the Annual Meeting of Stockholders of the Company to be held at the Hyatt Regency, Orlando International Airport, 9300 Airport Boulevard, Orlando, Florida on Friday, June 29, 2007 at 8:30 a.m., local time, and at any adjournments thereof, with respect to the proposals hereinafter set forth and upon such other matters as may properly come before the Annual Meeting and any adjournments thereof.

UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF ALL NOMINEES AS DIRECTORS OF THE COMPANY, "FOR" THE RATIFICATION AND APPROVAL OF AN AMENDMENT TO THE ROTECH HEALTHCARE INC. COMMON STOCK OPTION PLAN AND APPROVAL OF THE PERFORMANCE GOALS, "FOR" THE RATIFICATION AND APPROVAL OF THE ROTECH HEALTHCARE INC. AMENDED AND RESTATED NONEMPLOYEE DIRECTOR RESTRICTED STOCK AND STOCK OPTION PLAN, "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007, AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE ANNUAL MEETING AND ANY ADJOURNMENTS THEREOF. THE UNDERSIGNED ACKNOWLEDGES RECEIPT OF THE ACCOMPANYING NOTICE OF ANNUAL MEETING AND PROXY STATEMENT.

(Continued and to be signed on the reverse side)

14475

ANNUAL MEETING OF STOCKHOLDERS OF

ROTECH HEALTHCARE INC.

June 29, 2007

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

20630300300000000000 7 062907

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES AND THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF DIRECTORS:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ Arthur J. Reimers
- ○ Philip L. Carter
- ○ James H. Bloem
- ○ Edward L. Kuntz
- ○ Jason B. Mudrick
- ○ Arthur Siegel

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. RATIFICATION AND APPROVAL OF AN AMENDMENT TO THE ROTECH HEALTHCARE INC. COMMON STOCK OPTION PLAN AND APPROVAL OF PERFORMANCE GOALS.	☐	☐	☐
3. RATIFICATION AND APPROVAL OF THE ROTECH HEALTHCARE INC. AMENDED AND RESTATED NONEMPLOYEE DIRECTOR RESTRICTED STOCK AND STOCK OPTION PLAN.	☐	☐	☐
4. RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007.	☐	☐	☐

5. IN THEIR DISCRETION, THE ABOVE NAMED PROXIES ARE AUTHORIZED TO VOTE IN ACCORDANCE WITH THEIR OWN JUDGMENT ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned common stockholder.

If a nominee is unable or unwilling to serve at the time of election, the persons named as proxies will have the right to vote according to their judgment for another person instead of such unavailable nominee.

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement and hereby revokes any proxy or proxies heretofore given. You may strike out the persons named as proxies and designate a person of your choice, and may send this proxy directly to such person.

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Board of Directors

Arthur J. Reimers, Chairman
Philip L. Carter, Director, President and Chief Executive Officer
James H. Bloem, Director
Edward L. Kuntz, Director
Jason B. Mudrick, Director
Arthur Siegel, Director

Corporate Officers

Philip L. Carter, President and Chief Executive Officer
Michael R. Dobbs, Chief Operating Officer
Steven P. Alsene, Chief Financial Officer
Rebecca L. Myers, Chief Legal Officer

Corporate Offices

Rotech Healthcare Inc.
2600 Technology Drive, Suite 300
Orlando, Florida 32804
www.rotech.com

Transfer Agent and Registrar

American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Telephone: (800) 937-5449

Common Stock

Symbol: ROHI

Corporate Counsel

Thelen Reid Brown Raysman & Steiner LLP
New York, New York

Independent Auditors

Deloitte & Touche LLP
Orlando, Florida

Form 10-K

The Company's Annual Report on Form 10-K is contained herein.
Additional copies may be obtained by contacting:

Rebecca L. Myers, Chief Legal Officer
Rotech Healthcare Inc. • 2600 Technology Drive • Suite 300 • Orlando, Florida 32804
Tel: (407) 822-4600 Fax: (407) 532-3290 www.rotech.com

ROTECH
HEALTHCARE INC
We Care About Patient Care

END

Rotech Healthcare Inc. 2600 Technology Drive | Suite 300 Orlando, Florida 32804
Telephone: (407) 822-4600 | www.rotech.com